Exhibit 99.1

Annual Information Form

For the year ended December 31, 2023

Dated as of March 15, 2024

Barrick Gold Corporation

161 Bay Street, Suite 3700

Toronto, Canada M5J 2S1

BARRICK GOLD CORPORATION

ANNUAL INFORMATION FORM

TABLE OF CONTENTS

GLOSSARY OF TECHNICAL AND BUSINESS TERMS	4

REPORTING CURRENCY, FINANCIAL AND RESERVE INFORMATION	10

FORWARD-LOOKING INFORMATION	12

SCIENTIFIC AND TECHNICAL INFORMATION	14

GENERAL INFORMATION	15

Organizational Structure	15

Subsidiaries	16

Areas of Interest	18

General Development of the Business	18

History	18

Strategy	18

Results of Operations in 2023	23

NARRATIVE DESCRIPTION OF THE BUSINESS	26

Production and Guidance	26

Reportable Operating Segments	26

Nevada Gold Mines (61.5% basis)	27

Carlin	27

Cortez	28

Turquoise Ridge	28

Other Mines - Nevada Gold Mines	29

Pueblo Viejo (60% basis)	29

Loulo-Gounkoto (80% basis)	30

Kibali (45% basis)	30

North Mara (84% basis)	31

Bulyanhulu (84% basis)	31

Other Mines (Gold)	31

Lumwana	33

Other Mines (Copper)	33

Mineral Reserves and Mineral Resources	33

Marketing and Distribution	46

Employees and Labor Relations	47

Competition	47

Sustainability	47

Operations in Emerging Markets: Corporate Governance and Internal Controls	59

- i -

Board and Management Experience and Oversight	59

Local Presence	61

Internal Controls and Cash Management Practices	61

MATERIAL PROPERTIES	62

Cortez Property	62

Carlin Complex	68

Turquoise Ridge Complex	77

Pueblo Viejo Mine	84

Kibali Mine	92

Loulo-Gounkoto Mine Complex	100

EXPLORATION AND GROWTH PROJECTS	108

LEGAL MATTERS	125

Government Controls and Regulations	125

Legal Proceedings	132

RISK FACTORS	144

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	167

CONSOLIDATED FINANCIAL STATEMENTS	168

CAPITAL STRUCTURE	168

RATINGS	168

MARKET FOR SECURITIES	170

MATERIAL CONTRACTS	170

TRANSFER AGENTS AND REGISTRARS	173

DIVIDEND POLICY	173

RETURN OF CAPITAL	173

SHARE BUYBACK PROGRAM	174

DIRECTORS AND OFFICERS OF THE COMPANY	174

AUDIT & RISK COMMITTEE	181

- ii -

Audit & Risk Committee Mandate	181

Composition of the Audit & Risk Committee	181

Relevant Education and Experience	182

Participation on Other Audit Committees	184

Audit & Risk Committee Pre-Approval Policies and Procedures	184

External Auditor Service Fees	184

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES	185

NON-GAAP FINANCIAL MEASURES	186

INTERESTS OF EXPERTS	189

ADDITIONAL INFORMATION	189

SCHEDULE “A” AUDIT & RISK COMMITTEE MANDATE	A-1

- iii -

GLOSSARY OF TECHNICAL AND BUSINESS TERMS

Assay

A chemical analysis to determine the amount or proportion of the element of interest contained within a sample, typically base metals or precious metals.

Autoclave

Oxidation process in which high temperatures and oxygen are applied within a highly pressurized closed vessel to convert refractory sulfide mineralization into amenable oxide ore.

By-product

A secondary metal or mineral product recovered in the milling process such as silver.

Carbonaceous

Naturally occurring carbon present in the ore from the decay of organic material which can result in an inadvertent loss of precious metals during the cyanidation process.

Carbon-in-leach (“CIL”)

A recovery process in which precious metals are dissolved from finely ground ore during cyanidation and simultaneously adsorbed on relatively coarse activated carbon (burnt coconut shell) granules. The loaded carbon particles are separated from the slurry and recycled in the process following precious metal removal and reactivation through chemical and thermal means.

Class 1 - High Significance Environmental Incident

An incident that causes significant negative impacts on human health or the environment, or an incident that extends onto publicly accessible land and has the potential to cause significant adverse impact to surrounding communities, livestock or wildlife.

Class 2 - Medium Significance Environmental Incident

An incident that has the potential to cause negative impacts on human health or the environment but is reasonably anticipated to result in only localized and short-term environmental or community impact requiring minor remediation.

Concentrate

A very fine, powder-like product containing the valuable ore mineral from which most of the waste mineral has been eliminated.

Contained ounces

A measure of in-situ or contained metal based on an estimate of tonnage and grade (used in the calculation of ore reserves).

Crushing

A unit operation that reduces the size of material delivered as run of mine ore for further processing.

Cut-off grade

A calculated minimum metal grade at which material can be mined and processed at break-even cost.

Development

Work carried out for the purpose of gaining access to an ore body. In an underground mine, this includes shaft sinking, crosscutting, drifting and raising. In an open-pit mine, development includes the removal of overburden (more commonly referred to as stripping in an open pit).

Dilution

The effect of waste or low-grade ore which is unavoidably extracted and comingled with the ore mined thereby lowering the recovered grade from what was planned to be mined.

Doré

Unrefined gold and silver bullion bars usually consisting of approximately 90 percent precious metals that will be further refined to almost pure metal.

Drift

A horizontal tunnel generally driven within or alongside an orebody and aligned parallel to the long dimension of the ore.

Drift-and-fill

A method of underground mining used for flat-lying mineralization or where ground conditions are less competent.

Drilling

Core: drilling with a hollow bit with a diamond cutting rim to produce a cylindrical core that is used for geological study and assays.

Reverse circulation: drilling that uses a rotating cutting bit within a double-walled drill pipe and produces rock chips rather than core. Air or water is circulated down to the bit between the inner and outer wall of the drill pipe. The chips are forced to the surface through the center of the drill pipe and are collected, examined and assayed.

Conventional rotary: a drilling method that produces rock chips similar to reverse circulation except that the sample is collected using a single-walled drill pipe. Air or water circulates down through the center of the drill pipe and returns chips to the surface around the outside of the pipe.

In-fill: drilling closer spaced holes in between existing holes, used to provide greater geological detail and to help upgrade resource estimates to reserve estimates.

Step-out: drilling to intersect a mineralized horizon or structure along strike or down-dip.

Exploration

Prospecting, sampling, mapping, drilling and other work involved in searching for minerals.

Flotation

A process that concentrates minerals by taking advantage of specific surface properties and applying chemicals such as collectors, depressants, modifiers and frothers in the presence of water and finely dispersed air bubbles.

Grade

The concentration of an element of interest expressed as relative mass units (percentage, parts per million, ounces per ton, grams per tonne, etc.).

Grinding (Milling)

Involves the size reduction of material fed to a process plant though abrasion or attrition to liberate valuable minerals for further metallurgical processing.

Heap leaching

A process whereby gold/copper is extracted by “heaping” broken ore on sloping impermeable pads and continually applying to the heaps a weak cyanide solution/sulfuric acid which dissolves the contained gold/copper. The gold/copper-laden solution is then collected for gold/copper recovery.

Lode

A mineral deposit, consisting of a zone of veins, veinlets or disseminations, in consolidated rock as opposed to a placer deposit.

Long-hole open stoping

A method of underground mining involving the drilling of holes up to 30 meters or longer into an ore bearing zone and then blasting a slice of rock which falls into an open space. The broken rock is extracted and the resulting open chamber may or may not be back filled with supporting material.

Lost Time Injury Frequency Rate (“LTIFR”)

LTIFR is a ratio calculated as follows: number of lost time injuries x 1,000,000 hours divided by the total number of hours worked.

Ma

Mega-annums (each mega-annum, equals one million years).

Metric conversion

Troy ounces	×	31.10348	=	Grams

Troy ounces per short ton	×	34.28600	=	Grams per tonne

Pounds	×	0.00045	=	Tonnes

Tons	×	0.90718	=	Tonnes

Feet	×	0.30480	=	Meters

Miles	×	1.60930	=	Kilometers

Acres	×	0.40468	=	Hectares

Fahrenheit	(°F-32) × 5 ÷ 9		=	Celsius

Mill

A processing facility where ore is finely ground and thereafter undergoes physical or chemical treatment to extract the valuable metals.

Mineral reserve (“Reserve”)

The economically mineable portion of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral reserves are sub-divided in order of increasing confidence into probable mineral reserves and proven mineral reserves.

Probable mineral reserve: the economically mineable portion of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven mineral reserve: the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Mineral resource (“Resource”)

A concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are sub-divided, in order of increasing geological confidence, into inferred, indicated and measured categories.

Inferred mineral resource: that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence, limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Indicated mineral resource: that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Measured mineral resource: that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well-established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineralization

The presence of a target mineral in a mass of host rock.

Mining claim

A footprint of land that a party has staked or marked out in accordance with applicable mining laws to acquire the right to explore for and, in most instances, exploit the minerals under the surface.

Net profits interest royalty

A royalty based on the profit remaining after recapture of certain operating, capital and other costs.

Net smelter return royalty

A royalty based on a percentage of valuable minerals produced with settlement made either in kind or in currency based on the sale proceeds received less all of the offsite smelting, refining and transportation costs associated with the purification of the economic metals.

Open pit mine

A mine where materials are mined entirely from the surface.

Ore

Material containing metallic or non-metallic minerals that can be mined and processed at a profit.

Orebody

A sufficiently large amount of ore that is contiguous and can be mined economically.

Oxide ore

Mineralized rock in which some of the host rock or original mineralization has been exposed to oxygen and mineralization is thus more amenable to extraction.

Qualified Person

See “Scientific and Technical Information”.

Reclamation

The process by which lands disturbed as a result of mining activity are modified to support beneficial land use. Reclamation activity may include the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings storage facilities, leach pads and other mine features, and contouring, covering and re-vegetation of waste rock and other disturbed areas.

Reclamation and closure costs

The cost of reclamation plus other costs, including without limitation certain personnel costs, insurance, property holding costs such as taxes, rental and claim fees, and community programs associated with closing an operating mine.

Recovery rate

A term used in process metallurgy to indicate the proportion of valuable material physically recovered in the processing of ore. It is generally stated as a percentage of the material recovered compared to the total material originally contained in the ore.

Refining

The final stage of metal production in which impurities are removed from a molten metal.

Refractory material

Mineralized material from which metal is not amenable to recovery by conventional cyanide methods without any pre-treatment. The refractory nature can be due to either silica or sulfide encapsulation of the metal or the presence of naturally occurring carbon or other constituents that reduce gold recovery.

Roasting

The treatment of sulfide ore by heat and air, or oxygen enriched air, in order to oxidize sulfides and remove other elements (carbon, antimony or arsenic).

Shaft

A vertical passageway to an underground mine for ventilation, moving personnel, equipment, supplies and material including ore and waste rock.

Strategic Asset

An asset which, in the opinion of Barrick, has the potential to deliver significant unrealized value in the future.

Stripping

Removal of overburden or waste rock overlying an ore body in preparation for mining by open-pit methods.

Tailings

The material that remains after economically and technically recoverable metals have been removed from ore during processing.

Tailings storage facility (“TSF”)

An area constructed for long term storage of material that remains after processing.

Tier One Copper Asset

An asset with a $3.00 per pound reserve with potential for five million tonnes or more of contained copper to support a minimum 20-year life, annual production of at least 200,000 tonnes, and with all-in sustaining costs per pound life-of-mine in the lower half of the industry cost curve. Tier One assets must be located in a world class geological district with potential for organic reserve growth and long-term geologically driven value addition.

Tier One Gold Asset

An asset with a $1,300 per ounce reserve with potential for five million ounces to support a minimum 10-year life, annual production of at least 500,000 ounces of gold and with all-in sustaining costs per ounce life-of-mine that are in the lower half of the industry cost curve. Tier One assets must be located in a world class geological district with potential for organic reserve growth and long-term geologically driven value addition.

Tier Two Gold Asset

An asset with a reserve with potential to deliver a minimum 10-year life, annual production of at least 250,000 ounces of gold and total cash costs per ounce over the mine life that are in the lower half of the industry cost curve.

Tons

Short tons (2,000 pounds or approximately 907 kilograms).

Tonnes

Metric tonnes (1,000 kilograms or approximately 2,205 pounds).

Total Recordable Injury Frequency Rate (“TRIFR”)

TRIFR is a ratio calculated as follows: number of reportable injuries x 1,000,000 hours divided by the total number of hours worked. Reportable injuries include fatalities, lost time injuries, restricted duty injuries, and medically treated injuries.

Underhand drift-and-fill

A drift-and-fill method of underground mining that works downward, with cemented fill placed above the working area; best suited where ground conditions are less competent.

REPORTING CURRENCY, FINANCIAL AND RESERVE INFORMATION

All currency amounts in this Annual Information Form are expressed in United States dollars, unless otherwise indicated. References to “C$” are to Canadian dollars. References to “A$” are to Australian dollars. References to “CLP” are to Chilean pesos. References to “ARS” are to Argentine pesos. References to “XOF” are to West African CFA francs. For Canadian dollars to U.S. dollars, the average exchange rate for 2023 and the exchange rate as at December 31, 2023 were one Canadian dollar per 0.74 and 0.76 U.S. dollars, respectively. For Australian dollars to U.S. dollars, the average exchange rate for 2023 and the exchange rate as at December 31, 2023 were one Australian dollar per 0.66 and 0.68 U.S. dollars, respectively. For Chilean pesos to U.S. dollars, the average exchange rate for 2023 and the exchange rate as at December 31, 2023 were one U.S. dollar per 840 and 881 Chilean pesos, respectively. For Argentine pesos to U.S. dollars, the average exchange rate for 2023 and the exchange rate as at December 31, 2023 were one U.S. dollar per 295.19 and 808.48 Argentine pesos, respectively. For West African CFA francs to U.S. dollars, the average exchange rate for 2023 and the exchange rate as at December 31, 2023 were one U.S. dollar per 607 and 594 West African CFA francs, respectively.

For the year ended December 31, 2023 and for the comparative prior periods identified in this Annual Information Form, Barrick Gold Corporation (“Barrick” or the “Company”) prepared its financial statements in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”). The audited consolidated financial statements of the Company for the year ended December 31, 2023 (the “Consolidated Financial Statements”) are available electronically from the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR+”) at www.sedarplus.ca and from the U.S. Securities and Exchange Commission’s (the “SEC”) Electronic Document Gathering and Retrieval System (“EDGAR”) at www.sec.gov.

Mineral reserves and mineral resources presented in this Annual Information Form have been estimated as at December 31, 2023 (unless otherwise noted) in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“National Instrument 43-101”), as required by Canadian securities regulatory authorities. Barrick’s resources are reported on an inclusive basis and include all areas that form reserves. For United States reporting purposes, the SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) (see Note 1 of “Notes to the Barrick Mineral Reserves and Resources Tables” in “Narrative Description of the Business – Mineral Reserves and Mineral Resources”). These amendments became effective February 25, 2019 (the “SEC Modernization Rules”), with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7 (“Guide 7”), which was rescinded from and after the required compliance date of the SEC Modernization Rules. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured”, “indicated” and “inferred” mineral resources. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be substantially similar to the corresponding Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) definitions, as required by National Instrument 43-101. Under the multi-jurisdictional disclosure system (“MJDS”), Barrick is permitted to use its Canadian disclosures, including its reserve and resource disclosures pursuant to National Instrument 43-101, to satisfy certain United States periodic reporting obligations. As a result, Barrick does not report its reserves and resources under the SEC Modernization Rules, and as such, Barrick’s mineral reserve and mineral resource disclosure may not be directly comparable to the disclosures made by domestic United States issuers or non-domestic United States issuers that do not rely on MJDS.

Investors are also cautioned that while National Instrument 43-101 and subpart 1300 of SEC Regulation S-K recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Accordingly, investors are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” of Barrick are or will be economically or legally mineable. Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under National Instrument 43-101.

Barrick uses certain non-GAAP financial performance measures in its financial reports, including total cash costs per ounce, all-in sustaining costs per ounce, all-in costs per ounce, C1 cash costs per pound and all-in sustaining costs per pound. For a description and reconciliation of each of these measures, please see pages 70 to 88 of Barrick’s Management’s Discussion and Analysis of Financial and Operating Results for the year ended December 31, 2023 (the “MD&A”), available electronically from SEDAR+ and EDGAR. See also “Non-GAAP Financial Measures” at pages 186 to 188 for a detailed discussion of each of the non-GAAP measures used in this Annual Information Form.

FORWARD-LOOKING INFORMATION

Certain information contained in this Annual Information Form, including any information as to Barrick’s strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “vision”, “target”, “plan”, “opportunities”, “objective”, “pursuit”, “assume”, “goal”, “aim”, “intend”, “intention”, “project”, “continue”, “budget”, “estimate”, “potential”, “strategy”, “prospective”, “following”, “future”, “aim”, “target”, “commitment”, “guidance”, “outlook”, “forecast”, “may”, “will”, “can”, “could”, “should”, “schedule”, “would” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions related to the factors set forth below that, while considered reasonable by Barrick as at the date of this Annual Information Form in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to:

•	fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity);

•	risks associated with projects in the early stages of evaluation and for which additional engineering and other analysis is required;

•

risks related to the possibility that future exploration results will not be consistent with the Company’s expectations, that quantities or grades of reserves will be diminished, and that resources may not be converted to reserves;

•	risks associated with the fact that certain of the initiatives described in this Annual Information Form are still in the early stages and may not materialize;

•	changes in mineral production performance, exploitation and exploration successes;

•

risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment;

•	the speculative nature of mineral exploration and development;

•	lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law;

•

changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies, and practices, including the potential impact of proposed changes to Chilean law on the status of value-added tax (“VAT”) refunds received in Chile in connection with the development of the Pascua-Lama project and the Government of Mali’s implementation of the agreed extension of the Loulo mining convention;

•

expropriation or nationalization of property and political or economic developments in Canada, the United States, Argentina, Chile, Côte d’Ivoire, the Dominican Republic, the Democratic Republic of the Congo (the “DRC”), Egypt, Mali, Pakistan, Papua New Guinea, Peru, Saudi Arabia, Tanzania, or Zambia or other countries in which Barrick does or may carry on business in the future;

•	risks relating to political instability in certain of the jurisdictions in which Barrick operates;

•	timing of receipt of, or failure to comply with, necessary permits and approvals;

•	non-renewal of key licences by governmental authorities;

•	failure to comply with environmental and health and safety laws and regulations;

•	increased costs and physical and transition risks related to climate change, including extreme weather events, resource shortages, emerging policies and increased regulations relating to greenhouse gas (“GHG”) emissions levels, energy efficiency and reporting of risks related to climate change;

•

the Company’s ability to achieve its sustainability goals, including its climate-related goals and GHG emissions reduction targets, in particular its ability to achieve its Scope 3 emissions targets which requires reliance on entities within Barrick’s value chain, but outside of the Company’s direct control, to achieve such targets within the specified time frames;

•	contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure;

•	the liability associated with risks and hazards in the mining industry, and the ability to maintain insurance to cover such losses;

•

damage to Barrick’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to Barrick’s handling of environmental matters or dealings with individuals or community groups, whether true or not;

•	risks relating to operations near communities that may regard Barrick’s operations as being detrimental to them;

•	litigation and legal and administrative proceedings;

•

operating or technical difficulties in connection with mining or development activities, including geotechnical challenges, tailings dam and storage facilities failures, and disruptions in the maintenance or provision of required infrastructure and information technology systems;

•	increased costs, delays, suspensions and technical challenges associated with the construction of capital projects;

•	risks associated with working with partners in jointly controlled assets;

•

risks relating to disruption of supply routes which may cause delays in construction and mining activities, including disruptions in the supply of key mining inputs due to the invasion of Ukraine by Russia and conflicts in the Middle East;

•	risk of loss due to acts of war, terrorism, sabotage and civil disturbances;

•	risks associated with artisanal and illegal mining;

•

risks associated with Barrick infrastructure, information technology systems and the implementation of Barrick’s technological initiatives, including risks related to cybersecurity incidents, including those caused by computer viruses, malware, ransomware and other cyberattacks, or similar information technology system failures, delays and/or disruptions;

•	the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows;

•

the impact of inflation, including global inflationary pressures driven by supply chain disruptions and global energy cost increases following the invasion of Ukraine by Russia and country-specific political and economic factors in Argentina;

•	adverse changes in the Company’s credit ratings;

•	risks related to exchange and capital controls;

•

fluctuations in the currency markets (such as Canadian and Australian dollars, Chilean, Argentine and Dominican pesos, British pound, Peruvian sol, Zambian kwacha, South African rand, Tanzanian shilling, West African CFA, Congolese franc, Papua New Guinean kina, Pakistani rupee and Egyptian pound versus the U.S. dollar);

•	changes in U.S. dollar interest rates that could impact the mark-to-market value of outstanding derivative instruments and variable rate debt obligations;

•	risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk);

•	risks related to the demands placed on the Company’s management, the ability of management to implement its business strategy and enhanced political risk in certain jurisdictions;

•	uncertainty as to whether some or targeted investments and projects will meet the Company’s capital allocation objectives and internal hurdle rate;

•	whether benefits expected from recent transactions are realized;

•	business opportunities that may be presented to, or pursued by, the Company;

•	the Company’s ability to successfully integrate acquisitions or complete divestitures;

•	risks related to competition in the mining industry;

•	employee relations, including loss of key employees;

•	availability and increased costs associated with mining inputs and labor;

•	risks associated with diseases, epidemics and pandemics, including the effects and potential effects of the global Covid-19 pandemic;

•	risks related to the failure of internal controls; and

•	risks related to the impairment of the Company’s goodwill and assets.

In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect the Company’s actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this Annual Information Form are qualified by these cautionary statements. Specific reference is made to “Narrative Description of the Business – Mineral Reserves and Mineral Resources” and “Risk Factors” and to the MD&A (which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov as an exhibit to Barrick’s Form 40-F) for a discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this Annual Information Form.

The Company may, from time to time, make oral forward-looking statements. The Company advises that the above paragraph and the risk factors described in this Annual Information Form and in the Company’s other documents filed with the Canadian securities regulatory authorities and the SEC should be read for a description of certain factors that could cause the actual results of the Company to materially differ from those in the oral forward-looking statements. The Company disclaims any intention or obligation to update or revise any oral or written forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

SCIENTIFIC AND TECHNICAL INFORMATION

Unless otherwise indicated, scientific or technical information in this Annual Information Form relating to mineral reserves or mineral resources is based on information prepared by employees of Barrick, its joint venture partners or its joint venture operating companies, as applicable, in each case under the supervision of, or following review by: Craig Fiddes, SME-RM, Lead, Resource Modeling, Nevada Gold Mines; Richard Peattie, MPhil, FAusIMM, Mineral Resources Manager: Africa and Middle East; Simon Bottoms, CGeol, MGeol, FGS, FAusIMM, Mineral Resource Management and Evaluation Executive (in this capacity, Mr. Bottoms is also responsible on an interim basis for scientific and technical information relating to the Latin America and Asia Pacific region); John Steele, CIM, Metallurgy, Engineering and Capital Projects Executive; and Joel Holliday, FAusIMM, Executive Vice-President, Exploration.

Scientific or technical information in this Annual Information Form relating to the geology of particular properties and exploration programs is based on information prepared by employees of Barrick, its joint venture partners or its joint venture operating companies, as applicable, in each case under the supervision of Joel Holliday, FAusIMM, Executive Vice-President, Exploration.

Each of Messrs. Fiddes, Peattie, Bottoms, Steele and Holliday is a “Qualified Person” as defined in National Instrument 43-101. A “Qualified Person” is an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these, has experience relevant to the subject matter of the mineral project, and is a member in good standing of a professional association.

Each of Messrs. Fiddes, Peattie, Bottoms, Steele and Holliday is an officer or employee of Barrick and/or an officer, director or employee of one or more of its associates or affiliates. No such person has received or will receive a direct or indirect interest in any property of Barrick or any of its associates or affiliates. As of the date hereof, each such person owns beneficially, directly or indirectly, less than 1% of any outstanding class of securities of Barrick and less than 1% of any outstanding class of securities of Barrick’s associates or affiliates.

GENERAL INFORMATION

Organizational Structure

Barrick is a company governed by the Business Corporations Act (British Columbia) (“BCBCA”). Barrick resulted from the amalgamation, effective July 14, 1984, of Camflo Mines Limited, Bob-Clare Investments Limited and the former Barrick Resources Corporation pursuant to the Business Corporations Act (Ontario) (the “OBCA”). By articles of amendment effective December 9, 1985, the Company changed its name to American Barrick Resources Corporation. Effective January 1, 1995, as a result of an amalgamation with a wholly-owned subsidiary, the Company changed its name from American Barrick Resources Corporation to Barrick Gold Corporation. On December 7, 2001, in connection with its acquisition of Homestake Mining Company, the Company amended its articles to create a special voting share designed to permit holders of Barrick Gold Inc. (formerly Homestake Canada Inc.) (“BGI”) exchangeable shares to vote as a single class with the holders of Barrick common shares. In March 2009, in connection with Barrick’s redemption of all of the outstanding BGI exchangeable shares, the single outstanding special voting share was redeemed and cancelled. In connection with its acquisition of Placer Dome Inc. (“Placer Dome”), Barrick amalgamated with Placer Dome pursuant to articles of amalgamation dated May 9, 2006. In connection with the acquisition of Arizona Star Resource Corp. (“Arizona Star”), Barrick amalgamated with Arizona Star pursuant to articles of amalgamation dated January 1, 2009. On November 27, 2018, pursuant to a continuation application, Barrick continued from the Province of Ontario under the OBCA into the Province of British Columbia under the BCBCA. The notice of articles and articles of Barrick under the BCBCA are substantially similar to Barrick’s previous articles and by-laws. Key changes include a bifurcated approach to amendments to the articles where a special resolution is required for certain matters and an ordinary resolution is required for other matters; authorizing only one class of an unlimited number of common shares (preferred share classes are no longer authorized); and a reduction of the notice period to hold shareholder meetings following the fixing of record dates. Barrick’s registered office is located at 1600 - 925 West Georgia Street, Vancouver, British Columbia V6C 3L2. Barrick’s head office is located at Brookfield Place, TD Canada Trust Tower, 161 Bay Street, Suite 3700, Toronto, Ontario M5J 2S1.

Barrick’s business is organized into operating segments for financial reporting purposes, comprising sixteen individual minesites. For the year ended December 31, 2023, Barrick’s reportable operating segments were comprised of eight gold mines, Carlin, Cortez, Turquoise Ridge, Pueblo Viejo, Loulo-Gounkoto, Kibali, North Mara and Bulyanhulu, and one copper mine, Lumwana. For financial reporting purposes, the Company’s remaining operating segments that are not reportable operating segments are grouped into an “other” category and are not reported on individually. Barrick’s material properties presented in this Annual Information Form are: Cortez, Carlin, Turquoise Ridge, Pueblo Viejo, Kibali and Loulo-Gounkoto. See “Narrative Description of the Business – Reportable Operating Segments”.

Subsidiaries

A significant portion of Barrick’s business is carried on through its subsidiaries. A chart showing Barrick’s mines, projects, related operating subsidiaries, other significant subsidiaries and certain associated subsidiaries as at March 11, 2024 and their respective locations or jurisdictions of incorporation, as applicable, is set out below. All subsidiaries, mines and projects referred to in the chart are 100% owned, unless otherwise noted.

Significant Subsidiaries, Operating Mines and Projects

Barrick Gold Corporation (British Columbia)
53.45%(1)
Barrick Gold (Pueblo Viejo) Limited (Jersey)
60%
Pueblo Viejo (Jersey) 1 Limited (Jersey)
Pueblo Viejo Dominicana Jersey 2 Limited (Jersey)
Pueblo Viejo Mine (Dominican Republic)
Barrick Gold (Norte Abierto) Inc. (British Columbia)
50%
Norte Abierto Holdings (Canada) ULC (British Columbia)
100% Series A
Norte Abierto SpA (Chile)
50% Series B
Norte Abierto Project (Chile)
Barrick Gold (International Holdings) Limited (Jersey)
Barrick International (Barbados) Corp. (Barbados)
Barrick Gold (Zaldivar) Limited (Jersey)
Barrick Gold (Zaldivar) 2 Limited (Jersey)
85.377%(1)
14.623%(1)
Compania Minera Zaldivar Limitada (Chile)
50%
Compania Minera Zaldivar SpA (Chile)
Zaldivar Mine (Chile)
Inversiones Barrick Conosur SpA (Chile)
98.3%(1)
Barrick Gold (South America Holdings) Limited (Jersey)
99.9999%(1)
Barrick Gold (Peru) 2 Limited (Jersey)
98.2%(1)
Minera Barrick Perú S.A. (Peru)
Pierina Mine(4) (Peru)
PDG Sona (Cayman) Ltd. (Cayman Islands)
Barrick Gold (Pascua Lama) Limited (Jersey)
Barrick TZ Limited (United Kingdom)
Pangea Goldfields Inc. (Ontario)
Bulyanhulu Holdings (UK) Limited (United Kingdom)
84%
Bulyanhulu Gold Mine Limited (Tanzania)
Bulyanhulu Mine (Tanzania)
Buzwagi Holdings (UK) Limited (United Kingdom)
84%
Pangea Minerals Limited (Tanzania)
Buzwagi Mine(4) (Tanzania)
North Mara Holdings (UK) Limited (United Kingdom)
84%
North Mara Gold Mine Limited (Tanzania)
North Mara Mine (Tanzania)
Barrick Gold (Pascua Lama) 2 Limited (Jersey)
99%(1)
Barrick Exploraciones Argentina S.A. (Argentina)
Compania Minera Nevada SpA (Chile)
Pascua-Lama Project (Chile/ Argentina)
Barrick International Ltd. (Ontario)
84%
TWIGA Minerals Corporation Limited (Tanzania)
Argentina Gold Corp. (Canada)
95.54%(1)
Barrick Gold (Veladero) 1 Limited (Jersey)
55%(1)
Barrick Gold (Veladero) 2 Limited (Jersey)
50%
Argentina Gold (Bermuda) II S.L. (Spain)
95.69%
Minera Andina del Sol S.R.L. (Argentina)
Veladero Mine (Argentina)
ABX Financeco Inc. (Delaware)
Barrick Gold Exploration Inc. (Delaware)
Barrick Gold Finance LLC (Delaware)
Barrick Holding Co. (California)
96.36%
3.56%
Barrick (HMC) Mining Company (Delaware)
Homestake Mining Company of California (California)
Barrick Gold Finance Company (Nova Scotia)
87.83%(1)
Barrick Gold Inc. (Ontario)
Hemlo Property (Canada)
Barrick Gold U.S. Inc. (California)
50%
Donlin Gold LLC (Delaware)
Donlin Gold Project (Alaska)
Golden Sunlight Mines, Inc. (California)
Golden Sunlight Mine(5) (United States)
Fourmile Project (United States)
50%(1)
38.5%(1)
Barrick Nevada Holding LLC(2) (Delaware)
61.5%
Nevada Gold Mines LLC (Delaware)
99.9%(3)
Barrick Cortez LLC (Delaware)
60%(3)
Cortez Property (United States)
Precious Metals Recovery LLC (Nevada)
Nevada Gold Energy LLC (Delaware)
NGM Cortez LLC (Delaware)
Leeville Holdco LLC (Delaware)
Leeville Mine (United States)
Western 102 Power Plant (United States)
South Arturo Project (United States)
Rodeo Project (United States)
Betze-Post Mine (United States)
Turquoise Ridge Mine (United States)
Goldrush Project (United States)
Storm Mine (United States)
Carlin Property (United States)
Twin Creeks Mine (United States)
Phoenix Mine (United States)
Long Canyon Mine(6) (United States)
Meikle Mine (United States)
Equinox Minerals Limited (Ontario)
Barrick Resources (Australia) Pty Limited (New South Wales)
Barrick Copper Overseas Pty Limited (Western Australia)
Barrick African Copper Pty Limited (Western Australia)
99.999%(1)
Lumwana Mining Company Limited (Zambia)
Lumwana Mine (Zambia)
Barrick Middle East Pty Limited (Queensland)
50%
Ma'aden Barrick Copper Company (Saudi Arabia)
Jabal Sayid Mine (Saudi Arabia)
50%
Porgera (Jersey) Limited (Jersey)
49%
New Porgera Limited (Papua New Guinea)
Porgera Mine (Papua New Guinea)
Atacama Copper Pty Limited (Victoria)
Tethyan Copper Company Pty Limited (Western Australia)
Barrick Reko Diq Holdings Limited (Jersey)
35.50%
Reko Diq Holdings Limited (Jersey)
Reko Diq Investments Limited (Jersey)
99.9999%
0.0001%
Reko Diq Mining Company (Private) Limited (Pakistan)
Reko Diq Project (Pakistan)
Barrick Gold (Holdings) Limited (Jersey)
Barrick Gold (Côte d'Ivoire) Limited (Jersey)
Barrick Gold (Gounkoto) Limited (Jersey)
New Mining Holdings Limited (BVI)
51%
89%
New Mining Côte d'Ivoire SA (Côte d'Ivoire)
1%
Societe des Mines de Tongon SA (Côte d'Ivoire)
Tongon Gold Mine (Côte d'Ivoire)
80%
Societe des Mines de Gounkoto SA (Mali)
Gounkoto Gold Mine (Mali)
Barrick Gold (Kibali) Limited (Jersey)
Barrick Gold (SOMILO) Limited (Jersey)
Mining Investments (Jersey) Limited (Jersey)
Kibali (Jersey) Limited (Jersey)
50%
Moto (Jersey) 1 Limited (Jersey)
Moto (Jersey) 2 Limited (Jersey)
70%
20%
Kibali Goldmines SA (DRC)
Kibali Gold Mine (DRC)
80%
Societe des Mines de Loulo SA (Mali)
Loulo Gold Mine (Mali)

(1) Wholly-owned, directly or indirectly, by Barrick Gold Corporation

(2) Ownership Interests in Barrick Nevada Holding LLC:
- Barrick Gold U.S. Inc. – 30.5%
- Barrick Goldstrike Mines LLC – 26.1%
- Barrick Gold Finance LLC – 20.5%
- Barrick Turquoise Ridge Inc. – 20.0%
- Homestake Mining Company of California – 1.7%
- Barrick Gold Exploration Inc. – 1.0%
- Barrick Gold of North America, Inc. – 0.1%
- Barrick Holding Co. – 0.1%

(3) Wholly-owned, directly or indirectly, by Nevada Gold Mines LLC

(4) In closure

(5) Golden Sunlight is currently reprocessing tailings that produces a sulphur concentrate as fuel for the refractory processing facilities at Nevada Gold Mines.

(6) Long Canyon has been placed in care and maintenance following the completion of further studies and the decision at this time not to pursue permitting associated with Phase 2 mining.

Areas of Interest

A map showing Barrick’s mining operations and projects as at March 11, 2024 is set out at the end of this “General Information” section.

General Development of the Business

History

Barrick entered the gold mining business in 1983 and is a leading international gold company with operations on four continents. The Company has interests in operating mines, projects or exploration projects in Canada, the United States, Argentina, Chile, Côte d’Ivoire, the Dominican Republic, the DRC, Egypt, Mali, Pakistan, Papua New Guinea, Saudi Arabia, Tanzania and Zambia. The Company’s principal products and sources of earnings are gold and copper.

During its first ten years, Barrick focused on acquiring and developing properties in North America, notably the Company’s Goldstrike property on the Carlin Trend in Nevada, which was contributed to Nevada Gold Mines on July 1, 2019, as part of the joint venture transaction with Newmont Corporation (“Newmont”).

Since 1994, Barrick has also strategically expanded beyond its North American base, including through its merger with Randgold Resources Limited (“Randgold”) on January 1, 2019 (the “Merger”). Pursuant to the Merger, Barrick acquired 100% of the issued and outstanding shares of Randgold, which was a publicly traded mining company with ownership interests in four mines in Africa.

Strategy

Barrick’s vision is to be the world’s most valued gold and copper mining business by finding, developing and owning the best assets, with the best people, to deliver the best returns and benefits to all its stakeholders. The Company’s strategy is to operate as business owners by attracting and developing world-class people who understand and are involved in the value chain of the business, act with integrity and are tireless in their pursuit of excellence. Barrick is focused on returns to its stakeholders by optimizing free cash flow, managing risk to create long-term value and generate returns for the Company’s shareholders and partnering with host governments and communities to transform their country’s natural resources into sustainable benefits and mutual prosperity. The Company aims to achieve this through continuously improving asset quality, pursuing operational excellence and maintaining a focus on sustainable profitability.

Asset Quality

Barrick aims to deliver on its vision by growing and investing in a portfolio of Tier One Gold Assets, Tier Two Gold Assets, Tier One Copper Assets and Strategic Assets, with an emphasis on organic growth to leverage the Company’s existing footprint in world class geological districts. The Company is focusing its efforts on identifying, investing in and developing assets that meet Barrick’s investment criteria. The required internal rate of return (“IRR”) on capital investments is 15% based on Barrick’s long-term gold price assumption, adjusting to 10% return on long-life (20+ year) investments with exposure to multiple commodity cycles. All projects are evaluated against Barrick’s investment filters, which incorporate a broad range of financial, environmental, safety, partnership and social license to operate criteria. In addition, all major projects undergo a peer review process culminating in review by the Executive Committee to confirm that the project is broadly supported across the organization, with identified gaps substantially addressed, and that there is appropriate confidence for a development decision.

Near-term portfolio priorities include advancing projects at Nevada Gold Mines, Fourmile, Pueblo Viejo, Lumwana and Reko Diq, as well as Porgera following the recommissioning of the mine at the end of the fourth quarter of 2023.

Barrick also aims to deliver returns to its stakeholders by maximizing the long-term value of the Company’s strategic copper business, which currently consists of Lumwana, and interests in Jabal Sayid, Zaldívar, Reko Diq and Norte Abierto.

Barrick’s exploration programs strike a balance between high-quality brownfield projects, greenfield exploration and emerging discoveries that have the potential to pass Barrick’s investment filters. In line with Barrick’s focus on growing its exploration portfolio, the Company is expanding its extensive land position in many of the world’s most prolific gold districts and expanding into new frontiers, exploring for and growing Barrick’s strategic copper business.

The Company’s brownfields exploration focus has delivered significant value in 2023, driven by strong results from exploration at the Loulo-Gounkoto complex, Kibali, Bulyanhulu, Nevada Gold Mines (Greater Leeville, Robertson, Cortez Hills underground and Turquoise Ridge), Fourmile, Hemlo, Pueblo Viejo and the Veladero district. Barrick has also identified exploration upside potential around Tongon, Kibali, North Mara, Bulyanhulu, Jabal Sayid and Lumwana. At the same time, Barrick is continually evaluating prospective third party projects with the potential to become profitable mines under Barrick’s stewardship.

Barrick’s portfolio also contains a number of undeveloped greenfield gold and copper deposits, providing further optionality and leverage to gold and copper prices. These include Reko Diq, Donlin Gold, Norte Abierto and Pascua-Lama.

For additional information regarding Barrick’s growth projects, exploration programs and new discoveries, see “Material Properties – Cortez Property”, “Material Properties – Carlin Complex”; “Material Properties – Turquoise Ridge Complex”, “Material Properties – Pueblo Viejo Mine”; “Material Properties – Kibali Mine”; “Material Properties – Loulo-Gounkoto Mine Complex” and “Exploration and Growth Projects”.

In addition, the Company is continually focused on portfolio optimization, which includes selling non-core assets over time in a disciplined manner. For example, in 2021, the Company sold its 100% interest in the Lagunas Norte gold mine in Peru to Boroo Pte Ltd. (“Boroo”) and, through an asset exchange agreement with i-80 Gold Corp. (“i-80 Gold”), Nevada Gold Mines acquired the 40% interest in South Arturo that Nevada Gold Mines did not already own in exchange for the Lone Tree and Buffalo Mountain properties and infrastructure which were in care and maintenance at the time. In 2022, the Company and Nevada Gold Mines each sold their respective portfolios of non-core royalties, and the Company sold its and its minority partner’s interest in the Mankono-Sissedougou exploration project. These transactions, in conjunction with divestments in 2019 and 2020, have collectively generated gross proceeds and value well in excess of $1.6 billion, and have reinforced Barrick’s strategy of maintaining a concentrated Tier One Asset portfolio. For additional information regarding these transactions, see “Operational Excellence and Sustainable Profitability” below. Barrick will continue to pursue sales of non-core assets that are not aligned with the Company’s strategic investment filters. Barrick will only proceed with transactions that make sense for the business, on terms management considers favorable to Barrick’s shareholders.

Operational Excellence and Sustainable Profitability

Barrick has implemented a flat management structure with a strong ownership culture by streamlining management and operations and holding management accountable for the businesses they manage. The Company aims to leverage innovation and technology to drive industry-leading efficiencies, and is striving to achieve a zero harm workplace.

The Company is focused on building trust-based partnerships with host governments, business partners, and local communities to drive shared long-term value. Barrick is taking a disciplined approach to growth, emphasizing long-term value for all stakeholders. In so doing, the Company aims to increase returns to shareholders, driven by a focus on return on capital, internal rate of return and free cash flow.

The Company seeks to maintain a robust balance sheet. Barrick has reduced its total debt in recent years to a balance of $4.7 billion and a net debt to total capitalization ratio of 0.02:1 as at December 31, 2023. Barrick’s focus on strengthening its balance sheet has given the Company the financial strength to fund its organic growth options. As at December 31, 2023, Barrick had approximately $4.1 billion in cash, an undrawn $3.0 billion credit facility and no significant debt repayments due until 2033, providing the Company with sufficient liquidity to execute on its strategic goals.

Driving an ownership culture across the Company is another key element of Barrick’s strategy. The Company maintains a Share Purchase Plan to provide a simple and accessible way for those who work at Barrick to purchase Barrick common shares, fostering a culture of ownership across the organization.

Building on the Merger and the formation of Nevada Gold Mines in 2019, Barrick also carried out the following initiatives in 2021, 2022, and 2023 to optimize its portfolio, strengthen its balance sheet and deliver value to all of its stakeholders:

•

On February 16, 2021, Barrick announced it had entered into an agreement to sell its 100% interest in the Lagunas Norte gold mine in Peru to Boroo for total consideration of up to $81 million, with $20 million of cash consideration payable on closing, additional cash consideration of $10 million payable on the first anniversary of closing and $20 million payable on the second anniversary of closing, a 2% net smelter return royalty, which may be purchased by Boroo for a fixed period after closing for $16 million, plus a contingent payment of up to $15 million based on the two-year average gold price. The transaction closed on June 1, 2021, based on a final fair value of consideration of $65 million. Barrick remains contractually liable for all tax matters that existed prior to the divestiture until these matters are resolved. In addition, Boroo has now assumed all of the reclamation bond obligations for Lagunas Norte.

•

At the Annual and Special Meeting of shareholders held on May 4, 2021, shareholders approved a $750 million return of capital distribution. This distribution was derived from a portion of the proceeds from the divestiture of Kalgoorlie in November 2019 and from other dispositions made by Barrick and its affiliates in line with Barrick’s strategy of focusing on its core assets. The total return of capital distribution was paid in three equal tranches of $250 million on June 15, 2021, September 15, 2021 and December 15, 2021. See “Return of Capital”.

•

On September 7, 2021, Barrick announced that Nevada Gold Mines had entered into a definitive asset exchange agreement (the “Exchange Agreement”) with i-80 Gold to acquire the 40% interest in South Arturo that Nevada Gold Mines did not already own, in exchange for the Lone Tree and Buffalo Mountain properties and infrastructure, which were in care and maintenance at the time. The exchange transaction closed on October 14, 2021.

•

At the February 15, 2022 meeting, Barrick’s Board of Directors authorized a share buyback program for the repurchase of up to $1 billion of the Company’s outstanding common shares over the next 12 months (the “2022 Repurchase Program”). Barrick repurchased $424 million of shares under the 2022 Repurchase Program. For more information, see “Share Buyback Program”.

•

Also at the February 15, 2022 meeting, the Board of Directors approved a performance dividend policy that will enhance the return to shareholders when the Company’s liquidity is strong. In addition to Barrick’s base dividend, the amount of the performance dividend on a quarterly basis will be based on the amount of cash, net of debt, on Barrick’s consolidated balance sheet at the end of each quarter. This performance dividend calculation commenced after the Company’s March 31, 2022 consolidated balance sheet, with the first performance dividend paid in the second quarter of 2022. The declaration and payment of dividends is at the discretion of the Board of Directors, and will depend on the Company’s financial results, cash requirements, future prospects, the number of outstanding common shares, and other factors deemed relevant by the Board. For additional information on Barrick’s performance dividend, see “Dividend Policy.”

•

On September 1, 2022, Barrick entered into an agreement to sell a portfolio of royalties to Maverix Metals Inc. for total consideration of up to $60 million in cash. The transaction closed on September 29, 2022.

•

On September 1, 2022, Nevada Gold Mines entered into an agreement to sell a portfolio of royalties to Gold Royalty Corp. (“Gold Royalty”) for total announced consideration of $27.5 million, satisfied through the issuance of 9,393,681 common shares of Gold Royalty. The transaction closed on September 28, 2022.

•

On November 22, 2022, Barrick sold its and its minority partner’s interest in the Mankono-Sissedougou exploration project to Montage Gold Corp. (“Montage”) for total consideration of C$30 million comprised of C$14.5 million in cash, 22,142,857 common shares of Montage, and the granting of a 2% net smelter return royalty (of which 70% was attributable to Barrick).

•

On November 23, 2022, Barrick paid $307 million, including $2 million of accrued and unpaid interest, to purchase $319 million (notional value) of its 5.250% Notes due in 2042 through a tender transaction. A gain on debt extinguishment of $12 million was recorded in the fourth quarter of 2022. Combined with the repurchase of $56 million (notional value) of the 5.25% Notes due 2042 in the third quarter of 2022, this is expected to yield annualized interest savings of $20 million.

•

On December 15, 2022, Barrick completed the reconstitution of the Reko Diq project in Pakistan’s Balochistan province. The completion of this transaction involved, among other things, the execution of all of the definitive agreements including the mineral agreement stabilizing the fiscal regime applicable to the project, as well as the grant of mining leases, an exploration license, and surface rights. This completed the process that began earlier in 2022 following the conclusion of a framework agreement among the Governments of Pakistan and Balochistan province, Barrick and Antofagasta plc, which provided a path for the development of the project under a reconstituted structure. The project, which was suspended in 2011 due to a dispute over the legality of its licensing process, hosts one of the world’s largest undeveloped open pit copper-gold porphyry deposits. The reconstituted project is held 50% by Barrick and 50% by Pakistani stakeholders, comprising a 10% free-carried, non-contributing share held by the Provincial Government of Balochistan, an additional 15% held by a special purpose company owned by the Provincial Government of Balochistan and 25% owned by other federal state-owned enterprises. Barrick is the operator of the project. Barrick has started a full update of the project’s 2010 feasibility and 2011 expansion pre-feasibility studies. The Reko Diq feasibility study update is expected to be completed by the end of 2024, with 2028 targeted for first production.

•

Porgera was placed on temporary care and maintenance from April 25, 2020 to December 22, 2023. On December 22, 2023, following the granting of the new Special Mining Lease (“SML”) to New Porgera Limited, Barrick formally completed the Porgera Project Commencement Agreement (the “Commencement Agreement”), pursuant to which the Independent State of Papua New Guinea (“PNG”) and Barrick Niugini Limited (“BNL”), the 95% owner and operator of the former Porgera joint venture, agreed on a partnership for the future ownership and operation of the mine. Ownership of Porgera is now held in a new joint venture owned 51% by PNG stakeholders and 49% by a Barrick affiliate, Porgera (Jersey) Limited (“PJL”). PJL is jointly owned on a 50/50 basis by Barrick and Zijin Mining Group and therefore Barrick now holds a 24.5% ownership interest in the Porgera joint venture. Barrick holds a 23.5% interest in the economic benefits of the mine under the economic benefit sharing arrangement agreed with the PNG government whereby Barrick and Zijin Mining Group together share 47% of the overall economic benefits derived from the mine accumulated over time, and the PNG stakeholders share the remaining 53%. Following the granting of the new SML, work started immediately on the recommissioning of the Porgera gold mine. Mining and processing restarted at Porgera in January and February 2024, respectively. For more details, see “Government Controls and Regulations” and “Legal Proceedings – Porgera Special Mining Lease”.

•

At the February 14, 2023 meeting, the Board of Directors authorized a share buyback program for the repurchase of up to $1 billion of Barrick’s outstanding common shares over the next 12 months (the “2023 Repurchase Program”). Barrick’s 2022 Repurchase Program was terminated in connection with the new program. Barrick did not purchase any shares under the 2023 Repurchase Program. For more information, see “Share Buyback Program”.

•

In 2023, approximately $43 million of the principal amount of the 5.950% notes due 2039 issued by Barrick (PD) Australia Finance Pty Ltd. were repaid pursuant to open market repurchases. For more details, see “Material Contracts”.

•	Over the course of the last three years, Barrick completed the sale of various non-core minority equity interests for proceeds of approximately $0.4 billion.

•

At the February 13, 2024 meeting, the Board of Directors authorized a new share buyback program for the repurchase of up to $1 billion of Barrick’s outstanding common shares over the next 12 months (the “2024 Repurchase Program”). Barrick’s 2023 Repurchase Program was terminated in connection with the new program. The actual number of common shares that may be purchased, and the timing of any such purchases, will be determined by Barrick based on a number of factors, including the Company’s financial performance, the availability of cash flows, and the consideration of other uses of cash, including capital investment opportunities, returns to shareholders, and debt reduction. The 2024 Repurchase Program does not obligate the Company to acquire any particular number of common shares, and the 2024 Repurchase Program may be suspended or discontinued at any time at the Company’s discretion. For more information, see “Share Buyback Program”.

Results of Operations in 2023

Total revenues in 2023 were $11.4 billion, a $0.4 billion, or 3%, increase compared to 2022, primarily due to a higher realized gold price, partially offset by a decrease in sales volumes. In 2023, gold and copper revenues totaled $10.4 billion and $795 million, respectively, with gold revenues up $0.4 billion, compared to the prior year mainly due to a higher realized gold price, partially offset by a decrease in sales volumes, and copper revenues down $73 million compared to the prior year mainly due to lower copper sales volume. Realized gold prices of $1,948 per ounce in 2023 were higher than the prior year due to higher market prices. Realized copper prices for 2023 were $3.85 per pound, in line with the prior year. For an explanation of realized price, see “Non-GAAP Financial Measures – Realized Prices”. In 2023, Barrick reported net earnings attributable to equity holders of $1,272 million, compared to $432 million in 2022. The increase was primarily due to: a goodwill impairment of $950 million (net of non-controlling interests) related to Loulo-Gounkoto, a non-current asset impairment of $318 million (net of tax) and a net realizable value impairment of leach pad inventory of $27 million (net of tax) at Veladero, and a non-current asset impairment of $42 million (net of tax and non-controlling interests) at Long Canyon, all of which occured in the prior year; and a gain of $352 million in the current year as the conditions for the reopening of the Porgera mine were completed on December 22, 2023. This was partially offset by: an impairment reversal of $120 million and a gain of $300 million following the completion of the transaction allowing for the reconstitution of the Reko Diq project occurring in the prior year; significant tax adjustments of $220 million related to deferred tax recoveries as a result of net impairment charges; foreign currency translation gains and losses on tax balances; the resolution of uncertain tax positions; the impact of prior year adjustments; the impact of non-deductible foreign exchange losses; and the recognition and derecognition of deferred tax assets; and a long-lived asset impairment of $143 million (net of tax and non-controlling interests) at Long Canyon. These items were also the significant adjustments used to derive adjusted net earnings of $1,467 million in 2023. This compares to adjusted net earnings of $1,326 million in 2022 (for an explanation of adjusted net earnings, see “Non-GAAP Financial Measures – Adjusted Net Earnings and Adjusted Net Earnings per Share”).

In 2023, Barrick’s gold production was 4.05 million ounces, 87 thousand ounces lower than 2022 gold production, with costs of sales applicable to gold of $1,334 per ounce, all-in sustaining costs of $1,335 per ounce and total cash costs of $960 per ounce. Barrick’s copper production in 2023 was 420 million pounds of copper, 20 million pounds lower than 2022 copper production, with cost of sales applicable to copper of $2.90 per pound, all-in sustaining costs of $3.21 per pound and C1 cash costs of $2.28 per pound. In 2022, Barrick produced 4.14 million ounces of gold, with costs of sales applicable to gold of $1,241 per ounce, all-in sustaining costs of $1,222 per ounce and total cash costs of $862 per ounce, and 440 million pounds of copper, with cost of sales applicable to copper of $2.43 per pound, all-in sustaining costs of $3.18 per pound and C1 cash costs of $1.89 per pound. “All-in sustaining costs” and “total cash costs” per ounce and “All-in sustaining costs” and “C1 cash costs” per pound are non-GAAP financial performance measures. For an explanation of all-in sustaining costs per ounce, total cash costs per ounce, all-in sustaining costs per pound and C1 cash costs per pound, refer to “Non-GAAP Financial Measures – Total cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound” at pages 186 to 187 of this Annual Information Form.

The following table summarizes Barrick’s interest in its producing mines and its share of gold production from these mines for the periods indicated:

		(000s ozs, attributable share) 2022
Twelve months ended December 31[1]	2023

Carlin (61.5%)	868	966

Cortez (61.5%)[2]	549	450

Turquoise Ridge (61.5%)	316	282

Phoenix (61.5%)	123	109

Long Canyon (61.5%)	9	55

Nevada Gold Mines (61.5%)[3]	1,865	1,862

Pueblo Viejo (60%)	335	428

Loulo-Gounkoto (80%)	547	547

Kibali (45%)	343	337

Tongon (89.7%)	183	180

North Mara (84%)	253	263

Veladero (50%)	207	195

Hemlo	141	133

Bulyanhulu (84%)	180	196

Porgera (47.5%)[4]	—	—

Total Attributable Gold[5]	4,054	4,141

1	Barrick’s interest is subject to royalty obligations at certain mines.
2	Includes Goldrush.
3

These amounts represent Barrick’s 61.5% interest in Carlin (including Nevada Gold Mines’ 100% interest in South Arturo), Cortez, Turquoise Ridge, Phoenix and Long Canyon. For more information regarding South Arturo, see “Strategy – Operational Excellence and Sustainability Profitability”.

4

Porgera was placed on care and maintenance from April 25, 2020 until December 22, 2023. On December 22, 2023, the Commencement Agreement was formally completed and recommissioning of the mine commenced. Barrick now holds a 24.5% ownership interest in the Porgera joint venture and a 23.5% interest in the economic benefits of the mine under the sharing arrangement agreed with the PNG government. Refer to “Government Controls and Regulations” and “Legal Proceedings – Porgera Special Mining Lease” for details.

5	Excludes Pierina which is producing incidental ounces while in closure.

The following table summarizes Barrick’s interest in its principal producing copper mines and its share of copper production from these mines for the periods indicated:

(millions of lbs)
Twelve months ended December 31[1]	2023	2022

Zaldívar (50%)	89	98

Lumwana	260	267

Jabal Sayid (50%)	71	75

Total Attributable Copper	420	440

1

Barrick’s interest is subject to royalty obligations at certain mines. Beginning in 2024, the Company will present its copper production in metric tonnes rather than pounds (1 tonne is equivalent to 2,204.6 pounds).

See “Narrative Description of the Business” in this Annual Information Form, Note 5 “Segment Information” to the Consolidated Financial Statements and the MD&A for further information on the Company’s operating segments. See “Narrative Description of the Business – Mineral Reserves and Mineral Resources” for information on the Company’s mineral reserves and resources.

NARRATIVE DESCRIPTION OF THE BUSINESS

Barrick is engaged in the production and sale of gold, as well as related activities such as exploration and mine development. Barrick also produces significant amounts of copper, principally from its Zaldívar joint venture, Jabal Sayid joint venture and its Lumwana mine and holds other interests. Unless otherwise specified, the description of Barrick’s business, including products, principal markets, distribution methods, employees and labor relations contained in this Annual Information Form, applies to each of its operating segments and Barrick as a whole.

Production and Guidance

For the year ended December 31, 2023, Barrick produced 4.054 million ounces of gold at cost of sales applicable to gold of $1,334 per ounce, all-in sustaining costs of $1,335 per ounce and total cash costs of $960 per ounce. Barrick’s 2024 gold production is currently targeted at 3.9 to 4.3 million ounces, and Barrick expects cost of sales applicable to gold of $1,320 to $1,420 per ounce in 2024, all-in sustaining costs of $1,320 to $1,420 per ounce and total cash costs of $940 to $1,020 per ounce, assuming a market gold price of $1,900/oz. See “Forward-Looking Information”. Barrick expects stronger year-over-year performances from Pueblo Viejo and to a lesser extent Turquoise Ridge, together with stable delivery across the remaining Tier One Gold Assets, with the exception of Cortez. Production at Cortez is expected to be lower in 2024 relative to 2023 due to the Crossroads resource model changes reducing oxide mill feed partially offset by a higher contribution from Goldrush (although the delay in receipt of the Record of Decision has pushed some ounces from 2024 to 2025). In addition, given that formal completion of the Commencement Agreement at Porgera was achieved on December 22, 2023, the Company’s 2024 gold production guidance now includes Porgera. Refer to “Government Controls and Regulations” and “Legal Proceedings – Porgera Special Mining Lease” for additional detail.

Outside of its Tier One Gold Assets, Barrick expects the following significant changes in year-over-year production. At Veladero, Barrick expects 2024 production to be marginally higher than 2023. As previously disclosed, mining temporarily ceased at Long Canyon in 2022 and this asset has now been placed on care and maintenance and will no longer be included in the Company’s guidance metrics. Across the four quarters of 2024, the Company’s gold production is expected to steadily increase throughout the year as it works towards the restart of operations at Porgera and completes rectification work at Pueblo Viejo. “All-in sustaining costs” and “total cash costs” per ounce are non-GAAP financial performance measures. For an explanation of all-in sustaining costs and total cash costs per ounce, refer to “Non-GAAP Financial Measures – Total cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound” at pages 186 to 187 of this Annual Information Form.

For the year ended December 31, 2023, Barrick produced 420 million pounds of copper at cost of sales applicable to copper of $2.90 per pound, all-in sustaining costs of $3.21 per pound and C1 cash costs of $2.28 per pound. Beginning in 2024, the Company will present its copper production and sales quantities in tonnes rather than pounds (where 1 tonne is equivalent to 2,204.6 pounds). Barrick’s 2024 copper production is targeted at approximately 180 - 210 million tonnes and Barrick expects cost of sales applicable to copper of $2.65 to $2.95 per pound, all-in sustaining costs of $3.10 to $3.40 per pound and C1 cash costs of $2.00 to $2.30 per pound. See “Forward-Looking Information”. “All-in sustaining costs” and “C1 cash costs” per pound are non-GAAP financial performance measures. For an explanation of all-in sustaining costs and C1 cash costs per pound, refer to “Non-GAAP Financial Measures – Total cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound” at pages 186 to 187 of this Annual Information Form.

Reportable Operating Segments

During 2023, Barrick’s business was organized into sixteen minesites. Barrick’s Chief Operating Decision Maker, the President and Chief Executive Officer, reviews the operating results, assesses performance and makes capital allocation decisions at the minesite, Company and/or project level. For the year ended December 31, 2023, Barrick’s reportable operating segments consisted of eight individual gold mines, Carlin, Cortez, Turquoise Ridge, Pueblo Viejo, Loulo-Gounkoto, Kibali, North Mara and Bulyanhulu, and one individual copper mine, Lumwana. Each mine and project receives direction from Barrick’s Executive Committee, but has responsibility for certain aspects of its business, such as sustainability of mining operations, including exploration, production and closure.

For details regarding 2023 production for all operating segments, see “General Information – General Development of the Business”. For additional details regarding the reserves and resources held in each operating segment, see “Mineral Reserves and Mineral Resources”. See also Note 5 “Segment Information” to the Consolidated Financial Statements and the MD&A for further financial and other information on the Company’s operating segments. Barrick’s ability to deliver on its vision, strategic objectives and operating guidance depends on the Company’s ability to understand and appropriately respond to uncertainties and risks. For a description of certain of those sources of uncertainty, relevant risk modification activities and oversight by the Company’s Board of Directors and executive officers, see pages 21 to 22 of the MD&A. For a discussion of material risks relevant to investors, see “Risk Factors”.

Nevada Gold Mines (61.5% basis)

In connection with the establishment of Nevada Gold Mines on July 1, 2019, Barrick’s Cortez, Goldstrike, Turquoise Ridge and Goldrush properties, and Newmont’s Carlin, Twin Creeks, Phoenix, Long Canyon and Lone Tree (which was divested in 2021 as part of the asset exchange agreement with i-80 Gold described in “Operational Excellence and Sustainable Profitability” above) properties were contributed to the joint venture. See “General Information – General Development of the Business – History”. Nevada Gold Mines produced approximately 1,865 thousand ounces of gold at cost of sales attributable to gold of $1,351 per ounce, all-in sustaining costs of $1,366 per ounce and total cash costs of $989 per ounce in 2023, compared to approximately 1,862 thousand ounces of gold at cost of sales attributable to gold of $1,210 per ounce, all-in sustaining costs of $1,214 per ounce and total cash costs of $876 per ounce in 2022. This represents Barrick’s 61.5% interest in Cortez, Carlin (including Goldstrike and South Arturo), Turquoise Ridge (including Twin Creeks), Phoenix and Long Canyon. “All-in sustaining costs” and “total cash costs” per ounce are non-GAAP financial performance measures. For an explanation of all-in sustaining costs and total cash costs per ounce, refer to “Non-GAAP Financial Measures – Total cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound” at pages 186 to 187 of this Annual Information Form.

Carlin

Barrick’s 61.5% interest in Carlin (a material property for the purposes of this Annual Information Form, see “Material Properties – Carlin Complex”) produced approximately 868 thousand ounces of gold at cost of sales attributable to gold of $1,254 per ounce, all-in sustaining costs of $1,486 per ounce and total cash costs of $1,033 per ounce in 2023, compared to approximately 966 thousand ounces of gold at cost of sales attributable to gold of $1,069 per ounce, all-in sustaining costs of $1,212 per ounce and total cash costs of $877 per ounce in 2022. Barrick is the operator of the Nevada Gold Mines joint venture, including the Carlin Complex. In 2023, gold production was below the guidance range, impacted primarily by unplanned downtime at the Goldstrike autoclave in the second half of the year. This was also a key driver of cost of sales per ounce and total cash costs per ounce being above the guidance range through both lower production and higher maintenance costs. In addition, costs were higher due to lower availabilities and higher maintenance costs mainly related to the open pit trucks that are scheduled to be replaced in 2024 and the first half of 2025. All-in sustaining costs per ounce were also higher than guidance, mainly driven by higher total cash costs per ounce.

The amounts presented represent Barrick’s 61.5% interest in Carlin (including Nevada Gold Mine’s 100% interest in South Arturo).

At Carlin, the Company expects its equity share of 2024 gold production to be in the range of 800 - 880 thousand ounces, in line with 2023 production levels. In 2024, Barrick expects cost of sales attributable to gold to be in the range of $1,270 to $1,370 per ounce, slightly higher than 2023. All-in sustaining costs are expected to be $1,430 to $1,530 per ounce, in line with 2023. Total cash costs are expected to be in the range of $1,030 to $1,110 per ounce, higher than 2023. “All-in sustaining costs” and “total cash costs” per ounce are non-GAAP financial performance measures. For an explanation of all-in sustaining costs and total cash costs per ounce, refer to “Non-GAAP Financial Measures – Total cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound” at pages 186 to 187 of this Annual Information Form.

Cortez

Barrick’s 61.5% interest in Cortez (a material property for the purposes of this Annual Information Form, see “Material Properties – Cortez Property”) produced approximately 549 thousand ounces of gold at cost of sales attributable to gold of $1,318 per ounce, all-in sustaining costs of $1,282 per ounce and total cash costs of $906 per ounce in 2023, compared to approximately 450 thousand ounces of gold at cost of sales attributable to gold of $1,164 per ounce, all-in sustaining costs of $1,258 per ounce and total cash costs of $815 per ounce in 2022. Barrick is the operator of the Nevada Gold Mines joint venture, including the Cortez property. In 2023, gold production for 2023 was below the guidance range, primarily due to lower than forecasted oxide grades out of Crossroads and the slower than expected ramp-up at Goldrush which was partly due to the delay in receiving the Record of Decision (which was received late in the fourth quarter). Cost of sales per ounce and total cash costs per ounce were above the guidance range primarily due to lower grades from Crossroads, lower capitalized tonnes due to less capitalized stripping at Crossroads and fewer tonnes allocated to the Cortez Hills open pit buttress, higher maintenance costs earlier in the year and higher royalties from the higher realized gold price (royalty impact was $22 per ounce for Cortez). All-in sustaining costs per ounce were also higher than guidance, mainly driven by higher total cash costs per ounce.

At Cortez, the Company expects its equity share of 2024 gold production to be in the range of 380 - 420 thousand ounces, lower than 2023 production levels. In 2024, Barrick expects cost of sales attributable to gold to be in the range of $1,460 to $1,560 per ounce, total cash costs are expected to be in the range of $1,040 to $1,120 per ounce and all-in sustaining costs are expected to be $1,390 to $1,490 per ounce. All three measures are expected to be higher than 2023. “All-in sustaining costs” and “total cash costs” per ounce are non-GAAP financial performance measures. For an explanation of all-in sustaining costs and total cash costs per ounce, refer to “Non-GAAP Financial Measures – Total cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound” at pages 186 to 187 of this Annual Information Form.

Turquoise Ridge

Barrick’s 61.5% interest in Turquoise Ridge (a material property for the purposes of this Annual Information Form, see “Material Properties – Turquoise Ridge Complex”) produced approximately 316 thousand ounces of gold at cost of sales attributable to gold of $1,399 per ounce, all-in sustaining costs of $1,234 per ounce and total cash costs of $1,026 per ounce in 2023, compared to approximately 282 thousand ounces of gold at cost of sales attributable to gold of $1,434 per ounce, all-in sustaining costs of $1,296 per ounce, and total cash costs of $1,035 per ounce in 2022. Barrick is the operator of the Nevada Gold Mines joint venture, including the Turquoise Ridge Complex. In 2023, gold production was within the guidance range. Cost of sales per ounce and total cash costs per ounce were slightly above the guidance range driven by higher than planned maintenance costs both on underground infrastructure and at the Sage autoclave. All-in sustaining costs per ounce were within the guidance range as higher total cash costs per ounce were more than offset by lower than planned minesite sustaining capital expenditures.

At Turquoise Ridge, the Company expects its equity share of 2024 gold production to be in the range of 330 - 360 thousand ounces, higher than 2023 production levels. In 2024, Barrick expects cost of sales attributable to gold to be in the range of $1,230 to $1,330 per ounce, total cash costs are expected to be in the range of $850 to $930 per ounce and all-in sustaining costs are expected to be $1,090 to $1,190 per ounce. All three measures are expected to be lower than 2023. “All-in sustaining costs” and “total cash costs” per ounce are non-GAAP financial performance measures. For an explanation of all-in sustaining costs and total cash costs per ounce, refer to “Non-GAAP Financial Measures – Total cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound” at pages 186 to 187 of this Annual Information Form.

Other Mines - Nevada Gold Mines

Barrick’s 61.5% interest in Phoenix produced approximately 123 thousand ounces of gold at cost of sales attributable to gold of $2,011 per ounce, all-in sustaining costs of $1,162 per ounce and total cash costs of $961 per ounce in 2023.

At Phoenix, the Company expects its equity share of 2024 gold production to be in the range of 120 - 140 thousand ounces, in line with 2023 production levels. In 2024, Barrick expects cost of sales attributable to gold to be in the range of $1,640 to $1,740 per ounce, lower than 2023. All-in sustaining costs are expected to be $1,100 to $1,200 per ounce, in line with 2023. Total cash costs are expected to be in the range of $810 to $890 per ounce, lower than 2023.

Barrick’s 61.5% interest in Long Canyon produced approximately 9 thousand ounces of gold at cost of sales attributable to gold of $1,789 per ounce, all-in sustaining costs of $779 per ounce and total cash costs of $724 per ounce in 2023. As discussed above, mining temporarily ceased at Long Canyon in 2022 and, following the completion of further studies, this asset has now been placed on care and maintenance and will no longer be included in the Company’s production and guidance metrics. Compared to Barrick’s 2023 outlook, gold production was at the top end of the guidance range. All cost metrics were within or below their respective guidance ranges.

Barrick is the operator of the Nevada Gold Mines joint venture, including the Phoenix and Long Canyon mines. “All-in sustaining costs” and “total cash costs” per ounce are non-GAAP financial performance measures. For an explanation of all-in sustaining costs and total cash costs per ounce, refer to “Non-GAAP Financial Measures – Total cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound” at pages 186 to 187 of this Annual Information Form.

Pueblo Viejo (60% basis)

Barrick’s 60% interest in the Pueblo Viejo mine (a material property for the purposes of this Annual Information Form, see “Material Properties – Pueblo Viejo Mine”) produced approximately 335 thousand ounces of gold at cost of sales attributable to gold of $1,418 per ounce, all-in sustaining costs of $1,249 per ounce and total cash costs of $889 per ounce in 2023, compared to approximately 428 thousand ounces of gold at cost of sales attributable to gold of $1,132 per ounce, all-in sustaining costs of $1,026 per ounce and total cash costs of $725 per ounce in 2022. Barrick is the operator of the joint venture. In 2023, gold production was lower than the guidance range mainly due to lower throughput associated with the delayed commissioning and ramp-up of the expanded processing plant. Cost of sales per ounce and total cash costs per ounce were higher than the guidance ranges, mainly due to the lower production. All-in sustaining costs per ounce were also higher than the guidance range mainly driven by higher total cash costs and higher minesite sustaining capital expenditures on a per ounce basis.

At Pueblo Viejo, the Company expects its equity share of 2024 gold production to be in the range of 420 - 490 thousand ounces, higher than 2023 production levels. In 2024, Barrick expects cost of sales attributable to gold to be in the range of $1,340 to $1,440 per ounce, in line with 2023. All-in sustaining costs are expected to be $1,100 to $1,200 per ounce, slightly lower than 2023 and total cash costs are expected to be in the range of $830 to $910 per ounce, in line with 2023. “All-in sustaining costs” and “total cash costs” per ounce are non-GAAP financial performance measures. For an explanation of all-in sustaining costs and total cash costs per ounce, refer to “Non-GAAP Financial Measures – Total cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound” at pages 186 to 187 of this Annual Information Form.

Loulo-Gounkoto (80% basis)

Barrick’s 80% interest in Loulo-Gounkoto (a material property for the purposes of this Annual Information Form, see “Material Properties – Loulo-Gounkoto Mine Complex”) produced approximately 547 thousand ounces of gold at cost of sales attributable to gold of $1,198 per ounce, all-in sustaining costs of $1,166 per ounce and total cash costs of $835 per ounce in 2023, compared to approximately 547 thousand ounces of gold at cost of sales attributable to gold of $1,153 per ounce, all-in sustaining costs of $1,076 per ounce and total cash costs of $778 per ounce in 2022. In 2023, gold production was in the upper half of the guidance range. All cost metrics were higher than the guidance ranges as a result of higher royalties from the higher realized gold price (royalty impact was $18 per ounce for Loulo-Gounkoto), the impact of the pit wall failure at Gounkoto, and the corresponding stockpile drawdown and higher underground unit cost rates.

At Loulo-Gounkoto, the Company expects its equity share of 2024 gold production to be in the range of 510 -  560 thousand ounces, in line with 2023 production levels. In 2024, Barrick expects cost of sales attributable to gold to be in the range of $1,190 to $1,290 per ounce, all-in sustaining costs are expected to be in the range of $1,150 to $1,250 per ounce, and total cash costs are expected to be in the range of $780 to $860 per ounce. All three measures are expected to be in line with 2023. “All-in sustaining costs” and “total cash costs” per ounce are non-GAAP financial performance measures. For an explanation of all-in sustaining costs and total cash costs per ounce, refer to “Non-GAAP Financial Measures – Total cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound” at pages 186 to 187 of this Annual Information Form.

Kibali (45% basis)

Barrick’s 45% interest in Kibali (a material property for the purposes of this Annual Information Form, see “Material Properties – Kibali Mine”) produced approximately 343 thousand ounces of gold at cost of sales attributable to gold of $1,221 per ounce, all-in sustaining costs of $918 per ounce and total cash costs of $789 per ounce in 2023, compared to approximately 337 thousand ounces of gold at cost of sales attributable to gold of $1,243 per ounce, all-in sustaining costs of $948 per ounce and total cash costs of $703 per ounce in 2022. In 2023, gold production was above the midpoint of the guidance range. Cost of sales per ounce and total cash costs per ounce were above the guidance ranges as a result of higher royalties from the higher realized gold price (royalty impact was $16/oz for Kibali) combined with lower processed grades and lower strip ratio. Cost of sales per ounce was further impacted by higher depreciation driven by the stockpile drawdown. All-in sustaining costs per ounce ended at the midpoint of the guidance range due to lower minesite capital expenditures, resulting from lower capitalized waste stripping and underground development, notwithstanding total cash costs per ounce were above the guidance range.

At Kibali, the Company expects its equity share of 2024 gold production to be in the range of 320 - 360 thousand ounces, in line with 2023 production levels. In 2024, Barrick expects cost of sales attributable to gold to be in the range of $1,140 to $1,240 per ounce, in line with 2023 levels. All-in sustaining costs are expected to be in the range of $950 to $1,050 per ounce, slightly higher than 2023 levels. Total cash costs are expected to be in the range of $740 to $820 per ounce, in line with 2023 levels. “All-in sustaining costs” and “total cash costs” per ounce are non-GAAP financial performance measures. For an explanation of all-in sustaining costs and total cash costs per ounce, refer to “Non-GAAP Financial Measures – Total cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound” at pages 186 to 187 of this Annual Information Form.

North Mara (84% basis)

Barrick’s 84% interest in North Mara produced approximately 253 thousand ounces of gold at cost of sales attributable to gold of $1,206 per ounce, all-in sustaining costs of $1,335 per ounce and total cash costs of $944 per ounce in 2023, compared to approximately 263 thousand ounces of gold at cost of sales attributable to gold of $979 per ounce, all-in sustaining costs of $1,028 per ounce and total cash costs of $741 per ounce in 2022. In 2023, gold production ended near the upper end of the guidance range. All cost metrics were slightly above the guidance ranges or towards the high end of the guidance range, reflecting higher royalties from the higher gold realized prices, and increased input costs driven by consumable and energy prices.

At North Mara, the Company expects its equity share of 2024 gold production to be in the range of 230 - 260 thousand ounces, in line with 2023 production levels. In 2024, Barrick expects cost of sales attributable to gold to be in the range of $1,250 to $1,350 per ounce and total cash costs are expected to be in the range of $970 to $1,050 per ounce, both slightly higher than 2023 levels. Barrick expects all-in sustaining costs to be $1,270 to $1,370 per ounce, in line with 2023 levels. “All-in sustaining costs” and “total cash costs” per ounce are non-GAAP financial performance measures. For an explanation of all-in sustaining costs and total cash costs per ounce, refer to “Non-GAAP Financial Measures – Total cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound” at pages 186 to 187 of this Annual Information Form.

Bulyanhulu (84% basis)

Barrick’s 84% interest in Bulyanhulu produced approximately 180 thousand ounces of gold at cost of sales attributable to gold of $1,312 per ounce, all-in sustaining costs of $1,231 per ounce and total cash costs of $920 per ounce in 2023, compared to approximately 196 thousand ounces of gold at cost of sales attributable to gold of $1,211 per ounce, all-in sustaining costs of $1,156 per ounce and total cash costs of $868 per ounce in 2022. In 2023, gold production ended in the upper half of the guidance range. Cost of sales per ounce was slightly above the guidance range, mainly due to higher input costs driven by higher royalties, increased consumables and energy prices, combined with an update to the mine plan based on a new geological block model. Total cash costs and all-in sustaining costs were within their respective guidance ranges.

At Bulyanhulu, the Company expects its equity share of 2024 gold production to be in the range of 160 - 190 thousand ounces, in line with 2023 production levels. In 2024, Barrick expects cost of sales attributable to gold to be in the range of $1,370 to $1,470 per ounce and total cash costs are expected to be in the range of $990 to $1,070 per ounce and all-in sustaining costs are expected to be $1,380 to $1,480 per ounce. All three measures are expected to be higher than 2023 levels. “All-in sustaining costs” and “total cash costs” per ounce are non-GAAP financial performance measures. For an explanation of all-in sustaining costs and total cash costs per ounce, refer to “Non-GAAP Financial Measures – Total cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound” at pages 186 to 187 of this Annual Information Form.

Other Mines (Gold)

Barrick’s 50% interest in the Veladero mine produced approximately 207 thousand ounces of gold at cost of sales attributable to gold of $1,440 per ounce, all-in sustaining costs of $1,516 per ounce and total cash costs of $1,011 per ounce in 2023, compared to approximately 195 thousand ounces of gold at cost of sales attributable to gold of $1,628 per ounce, all-in sustaining costs of $1,528 per ounce and total cash costs of $890 per ounce in 2022. Gold production for 2023 was above the guidance range driven by higher recoveries. All cost metrics were below the guidance ranges as a result of the higher production.

The governance, ownership and joint operation of the Veladero joint venture is governed by the terms of a shareholders’ agreement between Barrick and Shandong.

Minera Andina del Sol SRL (“MAS”) (formerly, Minera Argentina Gold SRL) is the subject of a consolidated regulatory proceeding by the San Juan Provincial mining authority in respect of operational incidents that occurred in March 2017 and September 2016 involving the release of gold-bearing process solution.

For more information about these matters, see “Legal Matters – Legal Proceedings – Veladero – Operational Incidents and Associated Proceedings”.

At Veladero, the Company expects attributable 2024 production to be in the range of 210 - 240 thousand ounces, slightly higher than 2023 production levels. Barrick expects cost of sales attributable to gold to be in the range of $1,340 to $1,440 per ounce, all-in sustaining costs are expected to be $1,490 to $1,590 per ounce and total cash costs are expected to be in the range of $1,010 to $1,090 per ounce in 2024. All three measures are expected to be in line with 2023 levels. Operating costs at Veladero are also highly sensitive to local inflation and fluctuations in foreign exchange rates. The Company has assumed an average Argentine peso exchange rate of ARS 800:$1 for 2024.

Tongon produced approximately 183 thousand ounces of gold at cost of sales attributable to gold of $1,469 per ounce, all-in sustaining costs of $1,408 per ounce and total cash costs of $1,240 per ounce in 2023.

At Tongon, the Company expects 2024 gold production to be in the range of 160 - 190 thousand ounces, in line with 2023 production levels. In 2024, Barrick expects cost of sales attributable to gold to be in the range of $1,520 to $1,620 per ounce, and all-in sustaining costs are expected to be in the range of $1,440 to $1,540 per ounce, both slightly higher than 2023. Barrick expects total cash costs are expected to be in the range of $1,200 to $1,280 per ounce, in line with 2023.

Hemlo produced approximately 141 thousand ounces of gold at cost of sales attributable to gold of $1,589 per ounce, all-in sustaining costs of $1,672 per ounce and total cash costs of $1,382 per ounce in 2023.

At Hemlo, the Company expects 2024 gold production to be in the range of 140 - 160 thousand ounces, in line with 2023 production levels. In 2024, Barrick expects cost of sales attributable to gold to be in the range of $1,470 to $1,570 per ounce and total cash costs are expected to be in the range of $1,210 to $1,290 per ounce, both are expected to be lower than in 2023. All-in sustaining costs are expected to be in the range of $1,600 to $1,700 per ounce, in line with 2023.

As Porgera was placed on temporary care and maintenance on April 25, 2020 until December 22, 2023, no operating data or per ounce data for 2023 is provided.

On December 22, 2023, the Commencement Agreement was completed and recommissioning of the mine commenced. As a result, Porgera is included in the Company’s 2024 guidance at 24.5%, reflecting Barrick’s ownership interest in the mine. At Porgera, the Company expects 2024 gold production to be in the range of 50 - 70 thousand ounces. In 2024, Barrick expects cost of sales attributable to gold to be in the range of $1,670 to $1,770 per ounce, all-in sustaining costs are expected to be in the range of $1,900 to $2,000 per ounce and total cash costs are expected to be in the range of $1,220 to $1,300 per ounce. For more information see “Government Controls and Regulations” and “Legal Proceedings – Porgera Special Mining Lease” below.

“All-in sustaining costs” and “total cash costs” per ounce are non-GAAP financial performance measures. For an explanation of all-in sustaining costs and total cash costs per ounce, refer to “Non-GAAP Financial Measures – Total cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound” at pages 186 to 187 of this Annual Information Form.

Lumwana

Lumwana produced approximately 260 million pounds of copper at cost of sales attributable to copper of $2.91 per pound, all-in sustaining costs of $3.48 per pound and C1 cash costs of $2.29 per pound in 2023.

At Lumwana, the Company expects 2024 copper production to be in the range of 120 - 140 thousand tonnes, higher than 2023 production levels. In 2024, Barrick expects cost of sales attributable to copper to be in the range of $2.50 to $2.80 per pound and C1 cash costs are expected to be in the range of $1.85 to $2.15 per pound, both lower than 2023 levels. All-in sustaining costs are expected to be in the range of $3.30 to $3.60 per pound, in line with 2023 levels. “All-in sustaining costs” and “total cash costs” per ounce are non-GAAP financial performance measures. For an explanation of all-in sustaining costs and total cash costs per ounce, refer to “Non-GAAP Financial Measures – Total cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound” at pages 186 to 187 of this Annual Information Form.

Other Mines (Copper)

Barrick’s 50% interest in Zaldívar produced approximately 89 million pounds of copper at cost of sales attributable to copper of $3.83 per pound, all-in sustaining costs of $3.46 per pound and C1 cash costs of $2.95 per pound in 2023.

At Zaldívar, the Company expects its equity share of 2024 copper production to be in the range of 35 - 40 thousand tonnes, slightly lower than 2023 production levels. In 2024, Barrick expects cost of sales attributable to copper to be in the range of $3.70 to $4.00 per pound, C1 cash costs are expected to be in the range of $2.80 to $3.10 per pound, and all-in sustaining costs are expected to be $3.40 to $3.70 per pound. All three measures are expected to be in line with 2023 levels.

Barrick’s 50% interest in Jabal Sayid produced approximately 71 million pounds of copper at cost of sales attributable to copper of $1.60 per pound, all-in sustaining costs of $1.53 per pound and C1 cash costs of $1.35 per pound in 2023.

At Jabal Sayid, the Company expects its equity share of 2024 copper production to be in the range of 25 - 30 million tonnes, slightly below 2023 production levels. In 2024, Barrick expects cost of sales attributable to copper to be in the range of $1.75 to $2.05 per pound and C1 cash costs are expected to be in the range of $1.40 to $1.70 per pound and all-in sustaining costs are expected to be in the range of $1.70 to $2.00 per pound. All three measures are expected to be higher than in 2023.

“All-in sustaining costs” and “C1 cash costs” per pound are non-GAAP financial performance measures. For an explanation of all-in sustaining costs and C1 cash costs per pound, refer to “Non-GAAP Financial Measures – Total cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound” at pages 186 to 187 of this Annual Information Form.

Mineral Reserves and Mineral Resources

Gold Reserves

As at December 31, 2023, Barrick’s total proven and probable gold reserves were 77 million ounces at an average grade of 1.65 g/t reported at $1,300 per ounce, except at Tongon, where mineral reserves were estimated using a gold price assumption of $1,500 per ounce, due to nearing its end of mine life and having fully repaid its capital investment, and at a Hemlo where mineral reserves were estimated using a gold price assumption of $1,400 per ounce, reflecting the updates to the open pit feasibility studies. This is a slight increase compared to 76 million ounces at an average grade of 1.67 g/t reported at $1,300 per ounce at the end of 2022.

Year-over-year, attributable reserves have increased by 5 million ounces before 2023 depletion of 4.6 million, delivering a third consecutive year of organic gold reserve growth over and above annual depletion. Since year-end 2019, Barrick has successfully delivered replacement of over 140% of the Company’s gold reserve depletion, adding almost 29 million ounces of attributable proven and probable reserves or 44 million ounces of proven and probable reserves on a 100% basis (excluding both acquisitions and divestments).

During 2023, the Company converted a net of approximately 5.0 million ounces to attributable proven and probable reserves. Compared to mining depletion of approximately 4.6 million ounces, this represents 109% replacement of gold mineral reserve ounce depletion.

The Africa and Middle East region replaced 165% of the regional 2023 gold reserve depletion, led by Loulo-Gounkoto, with extensions of the high grade Yalea orebody, delivering a 1.1 million ounce increase in attributable proven and probable reserves before depletion. Bulyanhulu also delivered strong results through the extension of Reef 1 and Reef 2 near surface mineralization, with updated feasibility studies supporting an additional surface decline access portal for each Reef, adding 0.9 million ounces to attributable proven and probable reserves. At Kibali, the ongoing conversion drilling in the 11000 lode in KCD underground combined with the conversion of some satellite pit resources delivered a 0.47 million ounce increase in 2023 attributable proven and probable reserves before depletion.

In North America, ongoing growth programs added 1.9 million ounces of gold on an attributable basis before annual depletion mainly from Turquoise Ridge, Leeville Underground in Carlin and Robertson in Cortez, effectively replacing more than 80% of annual depletion. This resulted in sustaining attributable proven and probable mineral reserves for the region at 31 million ounces at 2.45 g/t for 2023. At the same time, attributable gold measured and indicated mineral resources for the region stand at 68 million ounces at 2.10 g/t, while 2023 updated inferred attributable gold resources grew to 18 million ounces at 2.1 g/t. Looking forward to 2024, the regional mineral resource base is forecast to be a key driver of future growth. As part of this, a comprehensive evaluation program and dedicated study team will evaluate the strike length of the 100% Barrick-owned Fourmile deposit, targeting an update to mineral resources at the end of 2024, which will inform Barrick’s decision on commencement of a pre-feasibility study.

Within the Latin America and Asia Pacific region, a pre-feasibility study was completed on the expansion of the leach pad supporting an additional pushback in the open pit at Veladero, resulting in 2023 attributable proven and probable gold reserves for the region of 27 million ounces at 0.96 g/t. Updates to the Reko Diq mineral resources reflect ongoing feasibility study updates, resulting in an attributable measured and indicated mineral resource of 8.3 million tonnes of copper at 0.43% with 14 million ounces of gold at 0.25 g/t, and an attributable inferred mineral resource of 2.2 million tonnes of copper at 0.3% with 3.8 million ounces of gold at 0.2 g/t.

Gold Resources

As of December 31, 2023, Barrick’s attributable measured and indicated gold resources were 180 million ounces at an average grade of 1.06 g/t. This is flat relative to measured and indicated gold resources of 180 million ounces at an average grade of 1.07 g/t as at December 31, 2022. As of December 31, 2023, Barrick’s attributable inferred gold resources were 39 million ounces at an average grade of 0.8 g/t, compared to 42 million ounces at an average grade of 0.8 g/t as at December 31, 2022. The reduction in inferred mineral resources was primarily attributed to continuation of cost updates affecting cut-off grades, thereby reducing marginal mineral resources within the North America region.

Copper

Starting at December 31, 2023, Barrick’s copper reserves and resources are being reported in tonnes, whereas previously they were reported in pounds. As of December 31, 2023 attributable proven and probable copper mineral reserves were 5.6 million tonnes at an average grade of 0.39%. This is flat relative to the mineral reserves of 12 billion pounds (5.6 million tonnes) at an average grade of 0.38% in the prior year.

Attributable measured and indicated copper mineral resources were 21 million tonnes at an average grade of 0.39%, and inferred copper mineral resources were 7.1 million tonnes at an average grade of 0.4% as of December 31, 2023. This compares to prior year attributable measured and indicated copper mineral resources of 44 billion pounds (20 million tonnes) at an average grade of 0.39%, and inferred copper mineral resources of 15 billion pounds (6.9 million tonnes) at an average grade of 0.4%. This growth in total mineral resources is driven by the update in copper mineral resource price assumption to $4.00 per pound in 2023 from $3.75 per pound in 2022.

Assumptions and Methodology

In 2023, all mineral reserves were calculated using an assumed gold price of $1,300 per ounce, an assumed silver price of $18.00 per ounce and an assumed copper price of $3.00 per pound and long-term average exchange rates of C$1.30:$1, consistent with the price assumptions used in 2022, except at Tongon, where mineral reserves for 2023 were calculated using $1,500 per ounce, at Hemlo, where mineral reserves for 2023 were calculated using $1,400 per ounce and at Zaldívar, where mineral reserves for 2023 and 2022 were calculated using Antofagasta guidance and an assumed copper price of $3.50 per pound and $3.30 per pound, respectively. Reserve estimates incorporate current and/or expected mine plans and cost levels at each property.

The price assumptions used to calculate reserves in 2023 are consistent with those used by Barrick for the assessment of project economics. In confirming its annual reserves for each of its mineral properties, projects, and operations, Barrick conducts a reserve test on December 31 of each year to verify that the future undiscounted cash flow from reserves is positive. The cash flow excludes all sunk costs and only considers future operating and closure expenses as well as any future capital costs.

In 2023, all mineral resources were calculated using an assumed gold price of $1,700 per ounce, an assumed silver price of $21.00 per ounce and an assumed copper price of $4.00 per pound, consistent with the price assumptions used in 2022 for Barrick-operated assets, with the exception of copper for which an assumed copper price of $3.75 per pound was used in 2022, and at Zaldívar, where mineral resources for 2023 and 2022 were calculated using Antofagasta guidance and an assumed copper price of $4.20 per pound and $3.75 per pound, respectively. Barrick’s mineral resources for 2023 continue to be reported on an inclusive basis, incorporating all areas that form mineral reserves. All open pit mineral resources are contained within a Whittle shell, while all underground mineral resources are contained within optimized mineable shapes.

The 2023 mineral reserves and mineral resources are estimated using the combined value of gold, copper and silver. Accordingly, mineral reserves and mineral resources are reported for all assets where copper or silver is produced and sold as a primary product or a by-product. Barrick’s mineral resource and mineral reserve estimates of tonnes, ounces of gold and silver and pounds of copper are reported to the second significant digit. All mineral resources are reported on an inclusive basis and include all areas that form mineral reserves, reported at a mineral resource cut-off and associated commodity price. All measured and indicated mineral resource estimates of grade and all proven and probable mineral reserve estimates of grade for gold (g/t), silver (g/t) and copper (%) are reported to two decimal places, while all inferred mineral resource estimates of grade for gold (g/t), silver (g/t) and copper (%) are reported to one decimal place.

Barrick’s reserves and resources have been estimated as at December 31, 2023, in accordance with definitions and best practice guidelines adopted by the CIM and incorporated into National Instrument 43-101 (see “Glossary of Technical and Business Terms”). Varying cut-off grades have been used depending on the mine, methods of extraction and type of ore contained in the reserves. Mineral resource metal grades and material densities have been estimated using industry-standard methods appropriate for each mineral project with support of various commercially available mining software packages. For the cut-off grades used in the estimation of reserves, see “Notes to the Barrick Mineral Reserves and Resources Tables” below. Barrick’s normal data verification procedures have been employed in connection with the estimations. Sampling, analytical and test data underlying the stated mineral resources and reserves have been verified by employees of Barrick, its joint venture partners or its joint venture operating companies, as applicable, under the supervision of Qualified Persons, and/or independent Qualified Persons (see “Scientific and Technical Information”). Verification procedures include industry-standard quality control practices. Drill samples collected for use in geologic modeling and mineral resource estimation are under the direct supervision of the geology department at each of the Company’s properties and projects. All drill hole collar, survey and assay information used in modeling and resource estimation are manually verified and approved by the staff geologists prior to entry into the mine-wide database. Sample preparation and analyses are conducted by either independent laboratories or the laboratory onsite, in which case independent laboratories are used to verify results. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling at each property and project conform to industry-accepted quality control methods. Regular internal auditing of the mineral reserve and mineral resource estimation processes and procedures are conducted.

Barrick reports its reserves in accordance with National Instrument 43-101, as required by Canadian securities regulatory authorities. Canadian disclosure standards may differ from the disclosure requirements in the United States under the Exchange Act. For further information, see “Reporting Currency, Financial and Reserve Information”.

Although the Company has carefully prepared and verified the mineral reserve figures presented below and elsewhere in this Annual Information Form, such figures are estimates, which are, in part, based on forward-looking information and certain assumptions, and no assurance can be given that the indicated level of mineral will be produced. Barrick’s estimates of proven and probable reserves may have to be recalculated based on actual production experience. Market price fluctuations of gold, copper and silver, as well as increased production costs or reduced recovery rates and other factors, may render the present proven and probable reserves unprofitable to develop at a particular site or sites. See “Risk Factors” and “Forward-Looking Information” for additional details concerning factors and risks that could cause actual results to differ from those set out below.

See “Glossary of Technical and Business Terms” for definitions of the terms “mineral resource”, “inferred mineral resource”, “indicated mineral resource”, “measured mineral resource”, “mineral reserve”, “probable mineral reserve” and “proven mineral reserve”.

Gold Mineral Reserves[1,2,3,6,12,14,15,16]
As at December 31, 2023	PROVEN			PROBABLE			TOTAL
Based on attributable ounces	Tonnes (Mt)	Grade (g/t)	Contained ozs (Moz)	Tonnes (Mt)	Grade (g/t)	Contained ozs (Moz)	Tonnes (Mt)	Grade (g/t)	Contained ozs (Moz)

AFRICA AND MIDDLE EAST

Bulyanhulu surface	0.0088	5.89	0.0017	—	—	—	0.0088	5.89	0.0017

Bulyanhulu underground	1.5	6.79	0.32	16	5.98	3.1	18	6.05	3.4

Bulyanhulu (84.00%) total	1.5	6.78	0.32	16	5.98	3.1	18	6.05	3.4

Jabal Sayid surface	0.064	0.38	0.00078	—	—	—	0.064	0.38	0.00078

Jabal Sayid underground	6.7	0.31	0.065	6.9	0.37	0.083	14	0.34	0.15

Jabal Sayid (50.00%) total	6.7	0.31	0.066	6.9	0.37	0.083	14	0.34	0.15

Kibali surface	5.5	2.02	0.36	18	2.06	1.2	24	2.05	1.6

Kibali underground	8.3	4.38	1.2	15	3.94	1.9	24	4.1	3.1

Kibali (45.00%) total	14	3.44	1.5	33	2.92	3.1	47	3.07	4.7

Loulo-Gounkoto surface	11	2.31	0.82	13	3.3	1.3	24	2.84	2.1

Loulo-Gounkoto underground	9.0	5.08	1.5	24	4.7	3.6	33	4.81	5.1

Loulo-Gounkoto (80.00%) total	20	3.56	2.3	36	4.22	4.9	57	3.99	7.2

North Mara surface	0.1	2.46	0.008	30	1.9	1.8	30	1.9	1.8

North Mara underground	2.7	3.01	0.26	6.5	3.84	0.81	9.3	3.6	1.1

North Mara (84.00%) total	2.8	2.99	0.27	36	2.25	2.6	39	2.3	2.9

Tongon surface (89.70%)	3.1	2.02	0.2	2.5	1.94	0.15	5.5	1.98	0.35

AFRICA AND MIDDLE EAST TOTAL	48	3.04	4.7	130	3.32	14	180	3.24	19

LATIN AMERICA AND ASIA PACIFIC

Norte Abierto surface (50.00%)	110	0.65	2.4	480	0.59	9.2	600	0.60	12

Porgera surface[4]	—	—	—	5.0	3.55	0.57	5.0	3.55	0.57

Porgera underground[4]	0.66	6.69	0.14	2.2	7.05	0.51	2.9	6.96	0.65

Porgera (24.50%) total[4]	0.66	6.69	0.14	7.2	4.64	1.1	7.9	4.81	1.2

Pueblo Viejo surface (60.00%)	39	2.28	2.8	140	2.10	9.1	170	2.14	12

Veladero surface (50.00%)	20	1.60	0.38	69	0.72	1.6	89	0.70	2.0

LATIN AMERICA AND ASIA PACIFIC TOTAL	170	1.03	5.8	700	0.94	21	870	0.96	27

NORTH AMERICA

Carlin surface	3.7	1.80	0.22	61	2.43	4.8	65	2.39	5.0

Carlin underground	—	—	—	17	8.34	4.6	17	8.34	4.6

Carlin (61.50%) total	3.7	1.80	0.22	79	3.73	9.4	82	3.64	9.7

Cortez surface	1.1	1.86	0.064	100	0.81	2.7	110	0.82	2.8

Cortez underground	—	—	—	27	7.27	6.3	27	7.27	6.3

Cortez (61.50%) total	1.1	1.86	0.064	130	2.13	9.0	130	2.13	9.0

Hemlo surface	—	—	—	27	0.97	0.84	27	0.97	0.84

Hemlo underground	0.76	4.49	0.11	6.0	4.07	0.79	6.8	4.12	0.90

Hemlo (100%) total	0.76	4.49	0.11	33	1.53	1.6	34	1.6	1.7

Phoenix surface (61.50%)	3.8	0.81	0.10	97	0.57	1.8	100	0.58	1.9

Turquoise Ridge surface	16	2.36	1.2	6.9	2.37	0.52	22	2.36	1.7

Turquoise Ridge underground	8.1	11.58	3.0	12	10.04	3.9	20	10.66	6.9

Turquoise Ridge (61.50%) total	24	5.53	4.2	19	7.24	4.4	43	6.29	8.6

NORTH AMERICA TOTAL	33	4.42	4.7	360	2.27	26	390	2.45	31

TOTAL	250	1.85	15	1,200	1.61	61	1,400	1.65	77

 See “Notes to the Barrick Mineral Reserves and Resources Tables”

Copper Mineral Reserves[1,2,3,6,12,13,15,16,17]
As at December 31, 2023	PROVEN			PROBABLE			TOTAL
Based on attributable pounds	Tonnes (Mt)	Cu Grade (%)	Contained Cu (Mt)	Tonnes (Mt)	Cu Grade (%)	Contained Cu (Mt)	Tonnes (Mt)	Cu Grade (%)	Contained Cu (Mt)

AFRICA AND MIDDLE EAST

Bulyanhulu surface	0.0088	0.29	0.000026	—	—	—	0.0088	0.29	0.000026

Bulyanhulu underground	1.5	0.36	0.0052	16	0.36	0.058	18	0.36	0.063

Bulyanhulu (84.00%) total	1.5	0.36	0.0052	16	0.36	0.058	18	0.36	0.063

Jabal Sayid surface	0.064	2.63	0.0017	—	—	—	0.064	2.63	0.0017

Jabal Sayid underground	6.7	2.34	0.16	6.9	2.12	0.15	14	2.22	0.30

Jabal Sayid (50.00%) total	6.7	2.34	0.16	6.9	2.12	0.15	14	2.23	0.30

Lumwana surface (100%)	88	0.54	0.48	420	0.59	2.5	510	0.58	3.0

AFRICA AND MIDDLE EAST TOTAL	97	0.66	0.64	450	0.61	2.7	540	0.62	3.3

LATIN AMERICA AND ASIA PACIFIC

Norte Abierto surface (50.00%)	110	0.19	0.22	480	0.23	1.1	600	0.22	1.3

Zaldívar surface (50.00%)	100	0.45	0.45	77	0.38	0.29	180	0.42	0.74

LATIN AMERICA AND ASIA PACIFIC TOTAL	210	0.31	0.66	560	0.25	1.4	780	0.26	2.0

NORTH AMERICA

Phoenix surface (61.50%)	5.9	0.16	0.0092	130	0.17	0.22	140	0.17	0.23

NORTH AMERICA TOTAL	5.9	0.16	0.0092	130	0.17	0.22	140	0.17	0.23

TOTAL	320	0.41	1.3	1,100	0.38	4.3	1,500	0.39	5.6

 See “Notes to the Barrick Mineral Reserves and Resources Tables”

Silver Mineral Reserves[1,2,3,6,12,16]
As at December 31, 2023	PROVEN			PROBABLE			TOTAL
Based on attributable ounces	Tonnes (Mt)	Ag Grade (g/t)	Contained Ag (Moz)	Tonnes (Mt)	Ag Grade (g/t)	Contained Ag (Moz)	Tonnes (Mt)	Ag Grade (g/t)	Contained Ag (Moz)

AFRICA AND MIDDLE EAST

Bulyanhulu surface	0.0088	6.11	0.0017	—	—	—	0.0088	6.11	0.0017

Bulyanhulu underground	1.5	6.85	0.32	16	6.08	3.2	18	6.14	3.5

Bulyanhulu (84.00%) total	1.5	6.84	0.32	16	6.08	3.2	18	6.14	3.5

AFRICA AND MIDDLE EAST TOTAL	1.5	6.84	0.32	16	6.08	3.2	18	6.14	3.5

LATIN AMERICA AND ASIA PACIFIC

Norte Abierto surface (50.00%)	110	1.91	7.0	480	1.43	22	600	1.52	29

Pueblo Viejo surface (60.00%)	39	13.15	16	140	13.26	58	170	13.24	74

Veladero surface (50.00%)	20	13.43	8.5	69	13.83	31	89	13.74	39

LATIN AMERICA AND ASIA PACIFIC TOTAL	170	5.73	32	690	5.01	110	860	5.16	140

NORTH AMERICA

Phoenix surface (61.50%)	3.8	7.97	0.98	97	6.93	22	100	6.97	23

NORTH AMERICA TOTAL	3.8	7.97	0.98	97	6.93	22	100	6.97	23

TOTAL	180	5.79	33	800	5.27	140	980	5.36	170

 See “Notes to the Barrick Mineral Reserves and Resources Tables”

Gold Mineral Resources[1,3,6,7,8,9,12,13,16]
As at December 31, 2023	MEASURED (M)[10]			INDICATED (I)[10]			(M) + (I)[10]	INFERRED[11]
Based on attributable ounces	Tonnes (Mt)	Grade (g/t)	Contained ozs (Moz)	Tonnes (Mt)	Grade (g/t)	Contained ozs (Moz)	Contained ozs (Moz)	Tonnes (Mt)	Grade (g/t)	Contained ozs (Moz)

AFRICA AND MIDDLE EAST

Bulyanhulu surface	0.0088	5.89	0.0017	—	—	—	0.0017	—	—	—

Bulyanhulu underground	3.5	7.80	0.88	25	6.50	5.3	6.2	17	7.6	4.1

Bulyanhulu (84.00%) total	3.5	7.80	0.88	25	6.50	5.3	6.2	17	7.6	4.1

Jabal Sayid surface	0.064	0.38	0.00078	—	—	—	0.00078	—	—	—

Jabal Sayid underground	8.8	0.35	0.098	6.8	0.46	0.10	0.2	1.3	0.6	0.026

Jabal Sayid (50.00%) total	8.8	0.35	0.099	6.8	0.46	0.10	0.2	1.3	0.6	0.026

Kibali surface	9.0	2.07	0.6	26	2.03	1.7	2.3	4.2	2	0.26

Kibali underground	10	5.00	1.6	21	4.19	2.9	4.5	4.7	3.5	0.53

Kibali (45.00%) total	19	3.63	2.2	47	3.00	4.6	6.8	8.8	2.8	0.79

Loulo-Gounkoto surface	12	2.37	0.90	18	3.37	2.0	2.9	3	2.7	0.26

Loulo-Gounkoto underground	19	4.33	2.7	35	4.38	4.9	7.6	13	2.3	0.95

Loulo-Gounkoto (80.00%) total	31	3.59	3.6	53	4.03	6.9	10	16	2.4	1.2

North Mara surface	7.7	3.36	0.83	34	1.63	1.8	2.6	3	1.6	0.16

North Mara underground	6.4	2.20	0.45	28	2.23	2.0	2.5	6.9	1.7	0.38

North Mara (84.00%) total	14	2.83	1.3	62	1.91	3.8	5.1	9.9	1.7	0.54

Tongon surface (89.70%)	4.9	2.22	0.35	7.5	2.21	0.53	0.88	2.3	2.4	0.18

AFRICA AND MIDDLE EAST TOTAL	82	3.21	8.4	200	3.26	21	30	55	3.9	6.8

LATIN AMERICA AND ASIA PACIFIC

Alturas surface (100%)	—	—	—	58	1.16	2.2	2.2	130	0.8	3.6

Norte Abierto surface (50.00%)	190	0.63	3.9	1,100	0.53	19	22	370	0.4	4.4

Pascua Lama surface (100%)	43	1.86	2.6	390	1.49	19	21	15	1.7	0.86

Porgera surface[4]	0.39	3.98	0.049	14	2.78	1.3	1.3	6.1	2.2	0.43

Porgera underground[4]	0.99	6.16	0.2	5	6.04	0.97	1.2	1.8	6.6	0.39

Porgera (24.50%) total[4]	1.4	5.55	0.25	19	3.62	2.3	2.5	8	3.2	0.82

Pueblo Viejo surface (60.00%)	50	2.1	3.4	190	1.92	12	15	4.8	1.6	0.24

Reko Diq surface (50.00%)[5]	—	—	—	1,800	0.25	14	14	600	0.2	3.8

Veladero surface (50.00%)	22	0.6	0.42	110	0.68	2.3	2.7	18	0.5	0.32

LATIN AMERICA AND ASIA PACIFIC TOTAL	310	1.06	10	3,600	0.60	70	81	1,100	0.4	14

 See “Notes to the Barrick Mineral Reserves and Resources Tables”

Gold Mineral Resources[1,3,6,7,8,9,12,13,16]
As at December 31, 2023	MEASURED (M)[10]			INDICATED (I)[10]			(M) + (I)[10]	INFERRED[11]
Based on attributable ounces	Tonnes (Mt)	Grade (g/t)	Contained ozs (Moz)	Tonnes (Mt)	Grade (g/t)	Contained ozs (Moz)	Contained ozs (Moz)	Tonnes (Mt)	Grade (g/t)	Contained ozs (Moz)

NORTH AMERICA

Carlin surface	8.3	1.37	0.37	130	2.14	8.7	9.0	42	1.3	1.7

Carlin underground	—	—	—	31	7.45	7.3	7.3	19	7.3	4.4

Carlin (61.50%) total	8.3	1.37	0.37	160	3.18	16	16	61	3.2	6.2

Cortez surface	1.1	1.86	0.064	150	0.83	4.0	4.0	81	0.5	1.3

Cortez underground	—	—	—	39	6.39	7.9	7.9	16	5.4	2.8

Cortez (61.50%) total	1.1	1.86	0.064	190	1.97	12	12	97	1.3	4.0

Donlin surface (50.00%)	—	—	—	270	2.24	20	20	46	2.0	3.0

Fourmile underground (100%)	—	—	—	1.5	10.04	0.48	0.48	8.2	10.1	2.7

Hemlo surface	—	—	—	50	1.00	1.6	1.6	5.0	0.7	0.12

Hemlo underground	0.98	4.40	0.14	11	4.32	1.5	1.6	2.6	5.9	0.50

Hemlo (100%) total	0.98	4.40	0.14	61	1.58	3.1	3.2	7.7	2.5	0.62

Long Canyon surface	—	—	—	5.2	2.62	0.44	0.44	1.1	0.9	0.029

Long Canyon underground	—	—	—	1.1	10.68	0.38	0.38	0.53	9.1	0.16

Long Canyon (61.50%) total	—	—	—	6.4	4.03	0.82	0.82	1.6	3.6	0.18

Phoenix surface (61.50%)	3.8	0.81	0.10	250	0.48	3.8	3.9	29	0.3	0.31

Turquoise Ridge surface	17	2.22	1.2	23	2.52	1.9	3.1	8.1	2.3	0.60

Turquoise Ridge underground	10	10.72	3.6	19	8.96	5.5	9.1	1.5	7.7	0.37

Turquoise Ridge (61.50%) total	28	5.40	4.8	42	5.43	7.4	12	9.6	3.2	0.97

NORTH AMERICA TOTAL	42	4.06	5.5	970	2.01	63	68	260	2.1	18

TOTAL	430	1.76	24	4,800	1.00	150	180	1,500	0.8	39

 See “Notes to the Barrick Mineral Reserves and Resources Tables”

Copper Mineral Resources[1,3,6,7,8,9,12,13,16]
As at December 31, 2023	MEASURED (M)[10]			INDICATED (I)[10]			(M) + (I)[10]	INFERRED[11]
Based on attributable pounds	Tonnes (Mt)	Grade (%)	Contained Cu (Mt)	Tonnes (Mt)	Grade (%)	Contained Cu (Mt)	Contained Cu (Mt)	Tonnes (Mt)	Grade (%)	Contained Cu (Mt)

AFRICA AND MIDDLE EAST

Bulyanhulu surface	0.0088	0.29	0.000026	—	—	—	0.000026	—	—	—

Bulyanhulu underground	3.5	0.37	0.013	25	0.37	0.095	0.11	17	0.5	0.078

Bulyanhulu (84.00%) total	3.5	0.37	0.013	25	0.37	0.095	0.11	17	0.5	0.078

Jabal Sayid surface	0.064	2.63	0.0017	—	—	—	0.0017	—	—	—

Jabal Sayid underground	8.8	2.58	0.23	6.8	2.25	0.15	0.38	1.3	0.7	0.0092

Jabal Sayid (50.00%) total	8.8	2.58	0.23	6.8	2.25	0.15	0.38	1.3	0.7	0.0092

Lumwana surface (100%)	160	0.47	0.75	1,200	0.53	6.3	7.1	910	0.4	4

AFRICA AND MIDDLE EAST TOTAL	170	0.57	0.99	1,200	0.54	6.6	7.6	930	0.4	4.1

LATIN AMERICA AND ASIA PACIFIC

Norte Abierto surface (50.00%)	170	0.21	0.36	1,000	0.21	2.2	2.5	2.5	0.2	0.66

Reko Diq surface (50.00%)[5]	—	—	—	1,900	0.43	8.3	8.3	8.3	0.3	2.2

Zaldívar surface (50.00%)	220	0.40	0.90	330	0.36	1.2	2.1	2.1	0.3	0.070

LATIN AMERICA AND ASIA PACIFIC TOTAL	400	0.32	1.3	3,300	0.35	12	13	1,000	0.3	2.9

NORTH AMERICA

Phoenix surface (61.50%)	5.9	0.16	0.0092	350	0.16	0.55	0.56	31	0.2	0.050

NORTH AMERICA TOTAL	5.9	0.16	0.0092	350	0.16	0.55	0.56	31	0.2	0.050

TOTAL	580	0.39	2.2	4,900	0.39	19	21	2,000	0.4	7.1

 See “Notes to the Barrick Mineral Reserves and Resources Tables”

Silver Mineral Resources[1,3,6,7,8,9,12,13,16]
As at December 31, 2023	MEASURED (M)[10]			INDICATED (I)[10]			(M) + (I)[10]	INFERRED[11]
Based on attributable ounces	Tonnes (Mt)	Ag Grade (g/t)	Contained Ag (Moz)	Tonnes (Mt)	Ag Grade (g/t)	Contained Ag (Moz)	Contained Ag (Moz)	Tonnes (Mt)	Ag Grade (g/t)	Contained Ag (Moz)

AFRICA AND MIDDLE EAST

Bulyanhulu surface	0.0088	6.11	0.0017	—	—	—	0.0017	—	—	—

Bulyanhulu underground	3.5	6.91	0.78	25	6.36	5.2	6.0	17	7.4	4.0

Bulyanhulu (84.00%) total	3.5	6.90	0.78	25	6.36	5.2	6.0	17	7.4	4.0

AFRICA AND MIDDLE EAST TOTAL	3.5	6.90	0.78	25	6.36	5.2	6.0	17	7.4	4.0

LATIN AMERICA AND ASIA PACIFIC

Norte Abierto surface (50.00%)	190	1.62	10	1,100	1.23	43	53	370	1	11

Pascua-Lama surface (100%)	43	57.21	79	390	52.22	660	740	15	17.8	8.8

Pueblo Viejo surface (60.00%)	50	12.01	19	190	11.74	72	92	4.8	8.1	1.2

Veladero surface (50.00%)	22	13.90	9.7	110	13.95	47	57	18	15	8.7

LATIN AMERICA AND ASIA PACIFIC TOTAL	310	11.95	120	1,800	14.41	820	940	410	2.3	30

NORTH AMERICA

Phoenix surface (61.50%)	3.8	7.97	0.98	250	6.12	48	49	29	5.4	5.1

NORTH AMERICA TOTAL	3.8	7.97	0.98	250	6.12	48	49	29	5.4	5.1

TOTAL	310	11.84	120	2,000	13.32	870	990	450	2.7	39

 See “Notes to the Barrick Mineral Reserves and Resources Tables”

GLOBAL PROVEN & PROBABLE MINERAL RESERVE RECONCILIATION (gold, Moz) 1,2,3,6,7,9,10,12,13,14,15,16

Global Attributable Contained Metal	2022 Barrick Total P&P Mineral Reserve	Acquisition/ Disposal	Depletion (As of Year End)	Net Conversion	2023 Barrick Total P&P Mineral Reserve

Bulyanhulu (84%)	2.7	—	(0.19)	0.89	3.4

Carlin (61.5%)	10	—	(0.96)	0.46	9.7

Cortez (61.5%)	9.6	—	(0.76)	0.18	9.0

Hemlo (100%)	1.7	—	(0.15)	0.23	1.7

Jabal Sayid (50%)	0.13	—	(0.013)	0.029	0.15

Kibali (45%)	4.6	—	(0.38)	0.47	4.7

Loulo Gounkoto (80%)	6.7	—	(0.57)	1.1	7.2

Norte Abierto (50%)	12	—	—	—	12

North Mara (84%)	3.0	—	(0.25)	0.15	2.9

Phoenix (61.5%)	2.0	—	(0.16)	0.064	1.9

Porgera (24.5%) [4]	1.2	—	—	(0.0013)	1.2

Pueblo Viejo (60%)	12	—	(0.32)	0.015	12

Tongon (89.7%)	0.56	—	(0.26)	0.042	0.35

Turquoise Ridge (61.5%)	8.0	—	(0.3)	0.95	8.6

Veladero (50%)	1.9	—	(0.29)	0.36	2.0

Grand Total	76	—	(4.6)	5	77

See “Notes to the Barrick Mineral Reserves and Resources Tables”.

GLOBAL PROVEN & PROBABLE MINERAL RESERVE RECONCILIATION (copper, Mt) 1,2,3,6,8,9,10,13,15,16,17

Global Attributable Contained Metal	2022 Barrick Total P&P Mineral Reserve[18]	Acquisition/ Disposal	Depletion (As of Year End)	Net Conversion	2023 Barrick Total P&P Mineral Reserve

Bulyanhulu (84%)	0.063	—	(0.0029)	0.021	0.063

Jabal Sayid (50%)	0.3	—	(0.034)	0.033	0.30

Lumwana (100%)	2.8	—	(0.13)	0.3	3.0

Norte Abierto (50%)	1.3	—	—	—	1.3

Phoenix (61.5%)	0.23	—	(0.014)	0.014	0.23

Zaldívar (50%)	0.74	—	(0.082)	(0.042)	0.74

Grand Total	5.6	—	(0.27)	0.33	5.6

See “Notes to the Barrick Mineral Reserves and Resources Tables”.

Notes to the Barrick Mineral Reserves and Resources Tables

1.

Mineral reserves and mineral resources have been estimated as at December 31, 2023 (unless otherwise noted) in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes, the SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act. The SEC Modernization Rules became effective February 25, 2019 with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7, which was rescinded from and after the required compliance date of the SEC Modernization Rules. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured”, “indicated” and “inferred” mineral resources. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be substantially similar to the corresponding CIM definitions, as required by National Instrument 43-101. Under the MJDS, Barrick is permitted to use its Canadian disclosures, including its reserve and resource disclosures pursuant to National Instrument 43-101, to satisfy certain United States periodic reporting obligations. As a result, Barrick does not report its reserves and resources under the SEC Modernization Rules, and as such, Barrick’s mineral reserve and mineral resource disclosure may not be directly comparable to the disclosures made by domestic United States issuers or non-domestic United States issuers that do not rely on MJDS. U.S. investors should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. In addition, U.S. investors are cautioned not to assume that any part or all of Barrick’s mineral resources constitute or will be converted into reserves. Mineral resource and mineral reserve estimations have been prepared by employees of Barrick, its joint venture partners or its joint venture operating companies, as applicable, under the supervision of Richard Peattie, Africa and Middle East Mineral Resource Manager, and Craig Fiddes, SME-RM, Lead, Resource Modeling, Nevada Gold Mines and reviewed by Simon Bottoms, Barrick’s Mineral Resource Management and Evaluation Executive (in this capacity, Mr. Bottoms is also responsible on an interim basis for scientific or technical information relating to the Latin America and Asia Pacific region). For 2023, reserves have been estimated based on an assumed gold price of US$1,300 per ounce, an assumed silver price of US$18.00 per ounce, and an assumed copper price of US$3.00 per pound and long-term average exchange rates of 1.30 CAD/US$, except at Tongon, where mineral reserves for 2023 were calculated using US$1,500 per ounce, Hemlo, where mineral reserves for 2023 were calculated using US$1,400 per ounce and at Zaldívar, where mineral reserves for 2023 were calculated using Antofagasta guidance and an updated assumed copper price of US$3.50 per pound. For 2022, reserves were estimated based on an assumed gold price of US$1,300 per ounce, an assumed silver price of US$18.00 per ounce, and an assumed copper price of US$3.00 per pound and long-term average exchange rates of 1.30 CAD/US$, except at Zaldívar, where mineral reserves for 2022 were calculated using Antofagasta guidance and an assumed copper price of US$3.30 per pound. Reserve estimates incorporate current and/or expected mine plans and cost levels at each property. Varying cut-off grades have been used depending on the mine and type of ore contained in the reserves. Barrick’s normal data verification procedures have been employed in connection with the calculations. Verification procedures include industry-standard quality control practices. Resources as at December 31, 2023 have been estimated using varying cut-off grades, depending on both the type of mine or project, its maturity and ore types at each property. All figures are presented on an attributable basis to Barrick.

2.

In confirming the annual reserves for each of the Company’s mineral properties, projects, and operations, Barrick conducts a reserve test on December 31 of each year to verify that the future undiscounted cash flow from reserves is positive. The cash flow ignores all sunk costs and only considers future operating and closure expenses as well as any future capital costs.

3.	All mineral resource and mineral reserve estimates of tonnes, ounces of gold and silver and tonnes of copper are reported to the second significant digit.
4.

Porgera mineral reserves and mineral resources are reported on a 24.5% interest basis, reflecting Barrick’s ownership interest in accordance with the Commencement Agreement completed on December 22, 2023. The Commencement Agreement provided, among other things, for ownership of Porgera to be held in a new joint venture called New Porgera Limited, which is owned 51% by PNG stakeholders and 49% by a Barrick affiliate, PJL. PJL is jointly owned on a 50/50 basis by Barrick and Zijin Mining Group and accordingly Barrick has a 24.5% ownership interest in the Porgera mine. BNL has retained operatorship of the mine. For additional information, see “Legal Matters – Government Controls and Regulations” and “Legal Proceedings – Porgera Special Mining Lease”.

5.

Reko Diq mineral resources are reported on a 50% interest basis, reflecting Barrick’s ownership interest following the completion of the transaction allowing for the reconstitution of the project on December 15, 2022. This completed the process that began earlier in 2022 following the conclusion of a framework agreement among the Governments of Pakistan and Balochistan province, Barrick and Antofagasta plc, which provided a path for the development of the project under a reconstituted structure. The reconstituted project is held 50% by Barrick and 50% by Pakistani stakeholders. Barrick is the operator of the project.

6.

2023 polymetallic mineral resources and mineral reserves are estimated using the combined value of gold, copper and silver and accordingly are reported as Gold, Copper & Silver mineral resources and mineral reserves.

7.

For 2023, mineral resources have been estimated based on an assumed gold price of US$1,700 per ounce, an assumed silver price of US$21.00 per ounce, and an assumed copper price of US$4.00 per pound and long-term average exchange rates of 1.30 CAD/US$, except at Zaldívar, where mineral resources for 2023 were calculated using Antofagasta guidance and an assumed copper price of US$4.20 per pound. For 2022, mineral resources were estimated based on an assumed gold price of US$1,700 per ounce, an assumed silver price of US$21.00 per ounce, and an assumed copper price of US$3.75 per pound and long-term average exchange rates of 1.30 CAD/US$, except at Zaldívar, where mineral resources for 2022 were calculated using Antofagasta guidance and an assumed copper price of US$3.75.

8.	Mineral resources are reported on an inclusive basis and include all areas that form mineral reserves, reported at a mineral resource cut-off and associated commodity price.
9.	Mineral resources which are not mineral reserves do not have demonstrated economic viability.
10.	All measured and indicated mineral resource estimates of grade and all proven and probable mineral reserve estimates of grade for gold, silver and copper are reported to two decimal places.
11.	All inferred mineral resource estimates of grade for gold, silver, and copper are reported to one decimal place.
12.	Grade represents an average, weighted by reference to tonnes of mineralization where several recovery processes apply.
13.	Ounces or tonnes, as applicable, estimated to be present in the tonnes of mineralization which would be mined and processed.

14.

Gold mineral reserves as at December 31, 2023 include stockpile material totaling approximately 136 million tonnes, containing approximately 8.3 million ounces. Properties at which stockpile material exceeds 30,000 ounces or represents more than 5% of the reported gold reserves are as follows:

Stockpiles [1,2]
Property	Tonnes [3] (Mt)	Grade [10] (g/t)	Contained Ounces [3] (Moz)

Loulo Gounkoto (80%)	6.4	1.64	0.34

Tongon (89.7%)	1.0	1.60	0.046

North Mara (84%) [12]	11	0.98	0.34

Phoenix (61.5%) [6]	3.8	0.81	0.10

Carlin (61.5%)	25	2.32	1.9

Cortez (61.5%)	2.2	2.42	0.17

Turquoise Ridge (61.5%)	16	2.36	1.2

Pueblo Viejo (60%) [6]	60	2.12	4.1

Veladero (50%) [6]	9.5	0.37	0.11

15.	The metallurgical recovery applicable at each property and the cut-off grades used to determine mineral reserves as at December 31, 2023 are as follows:

Gold Mine	Metallurgical Recovery (%)	Cut-off Grade (COG) (g/t)

Kibali (45%)	75.5 to 91.0	0.51 to 1.96

Loulo Gounkoto (80%)	77.9 to 94.5	0.49 to 2.70

Tongon (89.7%)	52.0 to 95.0	0.54 to 0.90

Bulyanhulu (84%)	87.0 to 94.5	Revenue COG based on all three metals (Au, Ag and Cu)

North Mara (84%)	82.0 to 94.0	0.70 to 2.17

Hemlo (100%)	90.9 to 93.9	0.25 to 3.30

Phoenix (61.5%)	67.8 to 71.6 Au	Revenue COG based on all three metals (Au, Ag and Cu)

Carlin (61.5%)	54.7 to 89.4	0.21 to 7.82

Cortez (61.5%)	62.0 to 91.0	0.17 to 4.66

Turquoise Ridge (61.5%)	48.3 to 95.5	0.24 to 7.12

Norte Abierto (50%)	74.4	Revenue COG based on all three metals (Au, Ag and Cu)

Pueblo Viejo (60%)	82.6 to 90.0	Revenue COG based on all three metals (Au, Ag and Cu)

Veladero (50%)	40.0 to 86.3	0.22 to 1.03

Porgera (24.5%)	90.0 to 92.9	0.67 to 3.70

Copper Mine	Metallurgical Recovery (%)	Cut-off Grade (COG) (%)

Lumwana (100%)	57.0 to 94.3	0.16% to 0.27%

Jabal Sayid (50%)	79.3 to 93.7	Revenue COG based on all three metals (Au, Ag and Cu)

Phoenix (61.5%)	40.6 to 71.6	Revenue COG based on all three metals (Au, Ag and Cu)

Zaldívar (50%)	22.0 to 89.2	0.20% to 0.32%

16.	Totals may not sum due to rounding.
17.

Copper mineral reserves as at December 31, 2023 include stockpile material totaling approximately 55 million tonnes containing approximately 0.17 million tonnes of copper. Properties at which stockpile material exceeds 4,500 tonnes of copper or represents more than 5% of the reported copper reserves are as follows:

Stockpiles [1,2]

Property	Tonnes[3] (Mt)	Cu Grade [10] (%)	Contained Copper[3] (Mt)

Lumwana (100%)	20	0.32	0.63

Phoenix (61.5%)	5.9	0.16	0.0092

Zaldívar (50%)	30	0.33	0.099

18.	2022 copper proven and probable mineral reserves re-stated in millions of tonnes for purposes of year-on-year comparison.

Marketing and Distribution

Gold

Gold can be readily sold on numerous markets throughout the world and it is not difficult to ascertain its market price at any particular time. Benchmark prices are generally based on the London gold market quotations. Gold bullion is held as an asset class for a variety of reasons, including as a store of value and a safeguard against the collapse of paper assets such as stocks, bonds and other financial instruments that are traded in fiat currencies not exchangeable into gold (at a fixed rate) under a “gold standard”, as a hedge against future inflation and for portfolio diversification. Governments, central banks and other official institutions hold significant quantities of gold as a component of exchange reserves. Since there are a large number of available gold purchasers, Barrick is not dependent upon the sale of gold to any one customer.

During 2023, the gold price ranged from $1,805 per ounce to an all-time high of $2,135 per ounce. The average market price for the year of $1,941 per ounce represented an all-time annual high and an 8% increase compared to the 2022 annual average of $1,800 per ounce. During the year, the gold price remained strong as a result of geopolitical tensions, including the invasion of Ukraine by Russia, the Israel-Hamas war, global economic uncertainty, the expectation of benchmark interest rate cuts as inflation pressures ease, and central bank purchases and the impact of concerns over inflation, tempered by a strengthening of the trade-weighted U.S. dollar and a reduction in global gold exchange-traded fund holdings. Subsequent to year end, gold has traded at an average price greater than 2023’s record annual average price of $1,941 per ounce, due in part to continued expectations for benchmark interest rate cuts in 2024. For additional information, see “Risk Factors – Diseases and epidemics may adversely impact Barrick’s business”, “Risk Factors – Inflation”, “Risk Factors – The Company may be affected by global supply chain disruptions” and “Risk Factors – Global financial conditions”.

Barrick’s gold is refined to market delivery standards by several refiners throughout the world. The gold is sold to various gold bullion dealers or to refiners at market prices. Certain of Barrick’s operations also produce gold concentrate, which is sold to various smelters. The Company believes that, because of the availability of alternative smelters or refiners, no material adverse effect would result if the Company lost the services of any of its current smelters or refiners.

Product fabrication and bullion investment are two principal sources of gold demand. The introduction of more readily accessible and liquid gold investment vehicles has further facilitated investment in gold. Within the fabrication category, there are a wide variety of end uses, the largest of which is the manufacture of jewelry. Other fabrication purposes include official coins, electronics, miscellaneous industrial and decorative uses, dentistry, medals and medallions.

Copper

Copper is a metal with inherent characteristics of excellent electrical conductivity, heat transfer, and resistance to corrosion. Copper is used principally in telecommunications, power infrastructure, automobiles, construction and consumer durables. Copper is primarily traded on the London Metal Exchange (“LME”), the New York Commodity Exchange and the Shanghai Futures Exchange. The price of copper as reported on these exchanges is influenced by numerous factors, including: (i) the worldwide balance of copper demand and supply; (ii) rates of global economic growth, including in China, which has become the largest consumer of refined copper in the world; (iii) speculative investment positions in copper and copper futures; (iv) the availability and cost of substitute materials; and (v) currency exchange fluctuations, including the relative strength of the U.S. dollar.

The copper market is volatile and cyclical. Over the last 15 years, LME prices per pound have ranged from a low of $1.37 to a high of $4.92, reached in March 2022. During 2023, LME copper prices traded in a range of $3.56 per pound to $4.33 per pound, averaged $3.85 per pound, down 4% from the average of

$3.99 per pound reached in 2022, and closed the year at $3.84 per pound. Copper prices are significantly influenced by physical demand from emerging markets, especially China. Copper prices in 2023 were impacted by low global economic growth, especially in China, which is the world’s largest purchaser of copper, tempered by supply disruptions. Subsequent to year end, copper prices have continued to trade within prior year ranges due to a continuation of these trends. For additional information, see “Risk Factors – Diseases and epidemics may adversely impact Barrick’s business”, “Risk Factors – Inflation”, “Risk Factors – The Company may be affected by global supply chain disruptions” and “Risk Factors – Global financial conditions”.

As at December 31, 2023, the Company had no copper derivative contracts in place. As a result, all of Barrick’s copper production is currently subject to market prices.

At the Zaldívar mine, copper cathode is sold to copper product manufacturers and copper traders, while concentrate is sold to a local smelter in Chile. At the Lumwana mine, copper concentrate is sold to Zambian smelters. At the Jabal Sayid mine, copper concentrate is sold to third party smelters and copper traders. Since there are a large number of available copper cathode and copper concentrate purchasers, Barrick is not dependent upon the sale of copper to any one customer.

Employees and Labor Relations

As at December 31, 2023, excluding contractors, Barrick employed approximately 24,600 employees worldwide, including employees at operations jointly owned and operated by Barrick, substantially all of whom are employed in Canada, the United States, Argentina, Chile, Côte d’Ivoire, the Dominican Republic, the DRC, Mali, Pakistan, Papua New Guinea, Peru, Saudi Arabia, Tanzania, Zambia and the United Arab Emirates, and approximately 29,300 contractors. The number of employees represented by a labor union or covered by collective bargaining agreements at the Company’s operations is approximately 12,600.

Specialized knowledge and experience are required of employees in the mining industry. Barrick has the necessary skilled employees and/or contractors to conduct its operations. Certain Barrick mines may be adversely impacted if increased demands from its employees lead to work stoppages or the Company is unable to retain a sufficient number of qualified employees for such operations (see “Employee relations” and “Competition” in “Risk Factors”).

Competition

The Company competes with other mining and exploration companies in connection with the acquisition of mining claims and leases and in connection with the recruitment and retention of highly skilled and experienced employees (see “Employees and Labor Relations” above).

There is significant competition for mining claims and leases and, as a result, the Company may be unable to acquire attractive assets on terms it considers acceptable.

Sustainability

ESG, or sustainability as the Company refers to it, including its license to operate, is entrenched in Barrick’s DNA: the Company’s sustainability strategy is its business plan. Barrick’s approach to sustainability is integrated and holistic; sustainability aspects and impacts do not occur in silos, but rather overlap and interlink, and must be tackled in conjunction with, and in reference to, each other. The Company refers to this approach as Holistic and Integrated Sustainability Management. Although Barrick integrates its sustainability management, Barrick discusses its sustainability strategy within four overarching pillars: (1) respecting human rights; (2) protecting the health and safety of its people and local communities; (3) sharing the benefits of its operations; and (4) managing its impacts on the environment. The heart of Barrick’s sustainability philosophy is a resolute belief that a successful business, and particularly a modern mining company, must deliver value for all stakeholders, and proactively manage its impacts on the environment. That is why Barrick’s sustainability vision is to create long-term value for all its stakeholders. Barrick does this by integrating environmental, social and economic considerations into all business decisions, developing trust-based, two-way partnerships with its host governments and local communities and engaging openly with all stakeholders.

The bedrock of Barrick’s sustainability strategy is strong governance. The Company’s most senior management-level body dedicated to sustainability is the Environmental and Social Oversight Committee (“E&S Committee”), which connects site-level ownership of the sustainability strategy with the leadership of the Group. The E&S Committee is chaired by the President and Chief Executive Officer and includes: (1) regional Chief Operating Officers; (2) minesite General Managers; (3) Health, Safety, Environment and Closure Leads; (4) the Group Sustainability Executive; (5) in-house legal counsel; and (6) an independent sustainability consultant in an advisory role. The E&S Committee meets on a quarterly basis to review the Company’s performance across a range of key performance indicators, and to provide independent oversight and review of sustainability management. The E&S Committee meetings also include an environmental and social license to operate focused site visits completed by the independent consultant at one of Barrick’s Tier One Gold Assets on a quarterly basis.

The President and Chief Executive Officer reviews the reports of the E&S Committee with the Board’s Environmental, Social, Governance & Nominating Committee (“ESG & Nominating Committee”) at every quarterly meeting to oversee the policies and Barrick’s performance against key environmental, health and safety and community development metrics. The reports are reviewed to ensure the implementation of the Company’s sustainability policies and to drive performance of its environmental, health and safety, community development and relations, and human rights programs. The quarterly E&S Committee meetings are supplemented by weekly meetings between the Regional Sustainability Leads and the Group Sustainability Executive. These meetings examine the sustainability-related risks and opportunities facing the Company in real time and trends related to, for example, climate-related risks (e.g., extreme weather events), community grievances and water management, as well as the progress and issues integrated into weekly Executive Committee review meetings.

Barrick believes the business is where the mine is. For management of sustainability, this means that sustainability is driven at an operational level and the Company’s sustainability strategy is implemented by blending top-down accountability with bottom-up responsibility. Accordingly, Barrick places the day-to-day ownership of sustainability, and the associated risks and opportunities, in the hands of individual sites. In the same way that each site must manage its geological, operational and technical capabilities to meet business objectives, it must also manage and identify programs, metrics, and targets that measure progress and deliver real value for the business and its stakeholders, including host countries and local communities. The Group Sustainability Executive, supported by regional sustainability leads, provides oversight and direction over this site-level ownership, to ensure alignment with the strategic priorities of the overall business.

Barrick’s 2019 Sustainability Report, published in April 2020, introduced a Sustainability Scorecard to address the challenge presented by the ever-increasing number of disclosures, tools and metrics used to score a company’s performance. The Sustainability Scorecard, which was a first for the industry, sets out what Barrick believes are the sustainability issues most relevant to Barrick’s business and the industry, and aligns with the Company’s sustainability strategy. The Sustainability Scorecard ranks Barrick against its peers and internal metrics across the overarching sustainability pillars: Health and Safety; Social and Economic Development; Human Rights; the Environment; and Governance. Barrick’s performance in these areas is then aggregated into an overall score. The Company’s motivation for developing the Sustainability Scorecard was to both transparently disclose to external stakeholders what Barrick viewed as the most important sustainability metrics in the industry and its performance against them, while also driving internal improvement at a regional and site level. As the Company strives for ongoing strong performance and continuous improvement, the Sustainability Scorecard targets and metrics are updated annually. In 2023, Barrick continued to track its progress against the Sustainability Scorecard and updated the portion of incentive payments for senior leaders tied to Barrick’s sustainability metrics. Sustainability performance now accounts for 30% of incentive awards for senior leaders under the Barrick

Partnership Plan, including a new 10% weighting under the annual incentive program linked to the Company’s annual safety and environmental performance and a 20% weighting under Barrick’s Long-Term Company Scorecard linked to the assessment of Barrick’s industry-first Sustainability Scorecard. The E&S Committee tracks the Company’s progress against all metrics.

Overall, Barrick has worked diligently to try to improve its numerical score on the Sustainability Scorecard. For 2023, an A grade was assessed, the first A-grade since the Scorecard was developed and up from a B grade in 2022 (on a scale where A represents top performance and E represents bottom performance). In particular, Barrick continued to make meaningful progress against its GHG emissions reduction roadmap and through the disclosure of Barrick’s conformance with the Global Industry Standard on Tailings Management (“GISTM”) for “Extreme” and “Very High” consequence facilities. The Company’s safety injury frequency rates are at an all-time low. Despite Barrick’s notable progress towards achieving its sustainability vision, the Company did not meet its safety goal to eliminate fatal incidents in 2023 and Barrick is saddened by the five fatalities recorded for the year. Barrick has zero tolerance for fatalities and therefore any fatality is unacceptable and a strong reminder that the Company still has work to do to achieve its goal of a zero harm workplace. The full results of the 2023 Sustainability Scorecard, and updated metrics and targets for 2024, will be disclosed in Barrick’s 2023 Sustainability Report, which is expected to be published in April 2024.

In 2023, Barrick continued to implement its global human rights compliance program, which is aligned with the UN Guiding Principles on Business and Human Rights. Since 2012, human rights assessments have been conducted at high and medium risk Barrick operations and projects. Higher risk sites or sites where particular concerns are identified are assessed more frequently. Barrick also continues to invest in its global human rights training program at all mines and projects operated by the Company on a risk-tiered basis. During 2023, independent human rights assessments were undertaken at the following sites: North Mara and Bulyanhulu in Tanzania; Jabal Sayid in Saudi Arabia; Loulo-Gounkoto in Mali; and Kibali in the DRC. Barrick continues to submit and publish its annual reports to the Voluntary Principles Initiative regarding its implementation of the Voluntary Principles on Security and Human Rights (“VPSHR”) Plenary. The 2023 Annual Report will be published during the course of 2024 and will be made available on the Voluntary Principles Initiative website. These and other efforts which emphasize transparency, dialogue and relationship-building reinforce Barrick’s commitment to respecting human rights wherever the Company operates.

In May 2023, Barrick completed an amendment and restatement of the Company’s undrawn $3.0 billion revolving credit facility, which includes certain sustainability-linked metrics. The sustainability-linked metrics incorporated into the revolving credit facility consist of annual environmental and social performance targets directly influenced by Barrick’s actions, rather than based on external ratings. The performance targets include Scope 1 and Scope 2 GHG intensity, water use efficiency (reuse and recycling rates), and the TRIFR. Barrick may incur positive or negative pricing adjustments on drawn credit spreads and standby fees based on its sustainability performance versus the targets that have been set.

Throughout 2023, Barrick continued to engage in one-on-one meetings with the ESG ratings firms, during which Barrick’s sustainability vision, policies, approach, and site-level performance, including Board and management oversight of sustainability matters, and the ratings firms’ identified ‘controversies’ were discussed. The intention of the engagements was to provide accurate and up-to-date information to the ESG ratings firms, allowing those ratings firms to make informed decisions with respect to their listed ‘controversies’. North Mara and the restart of the Porgera mine were the key focus of the Company’s engagements with the majority of the ESG ratings firms.

Barrick’s Lead Director and the Chair of the Compensation Committee are scheduled to meet with significant shareholders representing approximately 30% of the issued and outstanding Barrick common shares (as at December 31, 2023) in March and April 2024 to provide an update on a variety of topics, including the Company’s performance, sustainability strategy, environmental goals, human capital strategy, continued active risk oversight of increasingly complex geopolitical dynamics, executive compensation matters, as well as key governance priorities, including Board composition, diversity, and renewal.

As a member of the International Council on Mining and Metals (“ICMM”) and World Gold Council (“WGC”), Barrick has endorsed and implemented the ICMM’s Mining Principles and WGC’s Responsible Gold Mining Principles (the “RGMPs”). Barrick’s conformance with these frameworks, collectively referred to by Barrick as the RGMPs+, is self-assessed and subject to independent third party assurance annually. The Company will once again disclose its 2023 performance in the 2023 Sustainability Report to be published in April 2024.

Social, Community and Economic Development

Barrick regards its host countries and local communities as important partners in its business. The Company understands it is a guest in these communities and resolutely believes that the countries and communities in which it operates should benefit from Barrick’s presence. Barrick is committed to contributing to their social and economic development as mining has been identified as vital for the achievement of the UN Sustainable Development Goals, not only for its role in providing the minerals needed to enable the transition to a lower carbon intensive economy, but also because of its ability to drive socio-economic development and build resilience. Barrick’s sustainability policies commit the Company to transparency in its relationships with host communities, government authorities, the public and other key stakeholders. These policies also commit Barrick to conducting its business with integrity through the Company’s absolute opposition to corruption, including requiring its suppliers to operate ethically and responsibly as a condition of doing business with Barrick. The Company’s approach to its relationships with Indigenous partners is no different, and Barrick creates genuine partnerships that aim to build a long-term positive legacy within its host communities.

Barrick’s overarching Sustainable Development Policy and Social Performance Policy sets out the Company’s commitment to social and economic development. Barrick recognizes that the taxes, royalties and dividends it pays provide significant income for the Company’s host countries, as well as help to fund vital services and infrastructure. The Company’s comprehensive tax policy covers governance, tax risk management, tax planning principles, compliance and relations with tax authorities, as well as transparency and disclosure. Furthermore, Barrick reports all government and tax payments transparently, primarily through the reporting mechanism of the Canadian Extractive Sector Transparency Measures Act. In addition, beginning in April 2022 Barrick has published annual tax contribution reports detailing the Company’s economic contributions to host governments. Barrick will continue to disclose such contributions on an annual basis.

Barrick also prioritizes local hiring. The employment opportunities created by the Company’s presence is one of its largest social and economic contributions to the Company’s host countries and local communities. Barrick’s aim is to maximize this contribution. Barrick works to identify and nurture local talent at every level of its business through a range of skills and formal training. At the end of 2023, approximately 97% of Barrick’s workforce and 77% of senior management were nationals from the Company’s host countries. This is augmented by prioritizing the purchase of goods and services from local communities and host countries.

In addition, Barrick invests in community-led development initiatives. The Company believes that no one knows the needs of local communities better than the communities themselves. That is why Barrick has established community development committees (“CDCs”) at every operating site - a target that was achieved in 2020. The role of the CDC is to allocate the community investment budget to those projects and initiatives most needed and desired by local stakeholders. Each CDC is elected and made up of a mix of local leaders and community members, as well as representatives from local women and youth groups. In 2023, Barrick invested approximately $43.2 million in local community development projects.

Human Rights

Respect for human rights is one of the key pillars of Barrick’s sustainability vision and strategy. Barrick has zero tolerance for human rights violations wherever it operates. The Company avoids causing or contributing to human rights violations and facilitates access to remedies. This includes the use of a grievance mechanism at each of the Company’s minesites, which allows local communities to formally lodge grievances and Barrick to understand and address community concerns before they escalate. Barrick’s commitment to respect human rights is codified in the Company’s Human Rights Policy and informed by the expectations of the UN Guiding Principles on Business and Human Rights, the VPSHR, and the Organization for Economic Co-operation and Development (“OECD”) Guidelines for Multinational Enterprises. Further, Barrick’s commitment to respect human rights is fulfilled on the ground via the Company’s Human Rights Program, the fundamental principles of which include: monitoring and reporting; due diligence; training; and disciplinary action and remedy. Barrick also expects the same standards from its suppliers, and the Company’s Supplier Code of Ethics incorporates human rights provisions.

Responsibility for the oversight and implementation of the Company’s human rights compliance program sits with Barrick’s Group Sustainability Executive, with support from the Senior Vice President Business Assurance, Risk and Business Integrity, and Barrick’s Human Resources Executive.

During 2023, Barrick continued to provide security and human rights training to security forces across its minesites, as well as undertake independent human rights assessments at certain of its minesites. Barrick continues to implement its global human rights compliance program, including by conducting human rights assessments at certain operations and reporting to the VPSHR Initiative. See “Sustainability” above for more information on these efforts. In 2024, Barrick will also submit its first annual report required under Canada’s Fighting Against Forced Labour and Child Labour in Supply Chains Act.

In addition, in 2019, prior to Barrick’s acquisition of the minority shareholding of Acacia Mining plc (“Acacia”), the London Bullion Gold Association (“LBMA”) commenced an Incident Review Process (“IRP”) against North Mara, following complaints made by the UK-based non-governmental organization, Rights and Accountability in Development. These complaints were based on allegations against the Tanzanian Police Force. Due to the IRP, the refiner MMTC-PAMP appointed independent consultants, Synergy, to undertake an assessment of North Mara based on the LBMA’s Responsible Gold Guidance and the OECD Due Diligence Guidance. Synergy completed site assessments in both 2019 and 2021, as well as several desktop reviews during the process. During the fourth quarter of 2022, the LBMA confirmed that the IRP is now closed, citing Synergy’s findings that there has been significant measurable progress at North Mara since the original assessment in 2019, and the recommendation that MMTC-PAMP continues trading with North Mara. This concluded a multi-year process that provides independent support for the measurable progress and impact implementing Barrick’s sustainability strategy has had at North Mara. Synergy’s third party and independent report executive summary was published by MMTC-PAMP and LBMA.

The Company continues to face sporadic security challenges at North Mara as armed and coordinated trespassers continue to intermittently attempt to access the mine, and place the property and its employees at risk. Intrusions have decreased since 2019 and have remained relatively stable in the subsequent years. Barrick will continue with its ongoing extensive community engagement and development efforts in Tanzania.

Health & Safety

Barrick is committed to the safety, health and well-being of its people, their families and the communities in which Barrick operates. Its safety vision is “Everyone to go home safe and healthy every day.” All of the Company’s operational sites are certified to ISO45001 standards and its approach to health and safety is set out in a series of standards, policy guidelines, operating procedures and systems that are regularly reviewed and assured.

Barrick reports its safety performance weekly to the Executive Committee and quarterly as part of meetings of both the E&S Committee and the ESG & Nominating Committee. Reflecting on 2023, the Company’s frequency rates are at an all-time low. Barrick recorded 9% fewer injuries in 2023 compared to 2022, a significant reduction in injury severity, an 18% decrease in Lost Time Injuries (“LTIs”), and a 25% decrease in Restricted Duty Injuries. Statistics for 2023 show a 12% improvement in the TRIFR (1.14) compared to 2022. The Company’s LTIFR was 0.23 and dropped by 21% compared to 2022, an overall improvement of 36% over a three-year period, based on a 12-month rolling average. Barrick also had four operating sites that worked without a LTI for the year.

Despite these improvements, Barrick’s safety performance in 2023 did not meet its high standards and regrettably the Company recorded five tragic fatalities in 2023. Furthermore, two additional fatalities occurred in early 2024 at North Mara and Kibali. Following each of these fatalities, Barrick immediately completed fatality incident investigations and Fatality Prevention Criteria and gap assessments were implemented across the Company. The leading causes of the fatal incidents were related to energy isolation and mobile equipment accidents. These incidents underscore the focus on effective training, particularly task training, and the need to link it to Barrick’s Fatal Risk Management Program. As part of the Company’s Journey to Zero, it has identified four key elements in developing a culture that fosters a strong and effective focus on safety: (1) Leadership and Culture, (2) Zero Fatalities, (3) Risk Management, and (4) Prevention of Injuries.

A Group Safety Committee was established in 2022 and a “Journey to Zero” roadmap was developed to help stop the trend of workplace fatalities. This multi-year initiative is being led with direct oversight by the Executive Committee and is focused on engagement with its workforce through Visible Felt Leadership, and by aligning and improving standards across Barrick, ensuring accountability to its safety commitments and that employees are fit for duty. It includes a commitment to further training including for contractors, a greater focus on leading indicators and awareness raising of each employee’s ‘stop work responsibility’ to empower individuals to take responsibility for their safety and those of the workers around them.

In 2023, Barrick continued to strengthen oversight of its safety systems and protocols to reinforce a shared accountability for a zero harm workplace across the Company. Specifically, Barrick has enhanced its focus on fatality prevention measures and leading indicators, including prioritizing safe operating expectations as part of onboarding and ongoing interaction, not just with the Company’s own operated sites, but also with its contractors and business partners.

Environment

The Company’s mining, exploration and development activities are subject to various levels of federal, provincial or state, and local laws and regulations relating to the protection of the environment, including requirements for closure and reclamation of mining properties (see “Legal Matters – Government Controls and Regulations”). Barrick continues to maintain and grow its reputation for environmental excellence.

Barrick has a policy of conducting environmental and closure reviews of its business activities on a regular and scheduled basis to evaluate compliance with applicable laws and regulations, permit and license requirements, company policies and management standards including guidelines and procedures, and adopted codes of practice. Being responsible stewards of the environment by applying the highest standards of environmental management, using natural resources and energy efficiently, recycling and reducing waste as well as working to protect biodiversity, the Company can deliver significant cost savings to its business, reduce future liabilities and help build stronger stakeholder relationships. Environmental matters such as how Barrick uses water, prevents incidents, manages tailings, responds to changing climate, and protects biodiversity are key areas of focus. In addition, all Barrick facilities have staff and systems in place to manage Barrick’s regulatory and permit obligations. The ESG & Nominating Committee oversees Barrick’s policies, programs, and performance relating to the environment.

Barrick’s investment in environmental management systems (“EMS”) is aimed at identifying and implementing controls appropriate to environmental risks identified at each site. The EMS at each site is reviewed annually, and the site general manager and environmental managers are responsible for the implementation and execution of the EMS.

Barrick’s policies and standards conform to international and industry standards. All operational sites had their EMS certified to the ISO 14001:2015 standard by December 2021, with the focus now on maintaining their accreditation. The Company had zero Class 1 – High Significance Incidents for the fifth consecutive year since the Merger and four Class 2 – Medium Significance Incidents in 2023.

Each year, Barrick publishes a Sustainability Report that outlines its environmental, health and safety and social responsibility performance for the year, which for 2023, will be published in April 2024. As part of its ongoing commitment to transparency, Barrick is continuing to work towards improving visibility into its environmental and social activities. See “Narrative Description of the Business – Sustainability”.

See the disclosure under “Material Properties” below for details about specific environmental matters applicable to Barrick’s material properties.

Climate Resilience

Climate change, including shifts in temperature and precipitation and more frequent severe weather events, could affect the mining industry in a range of possible ways. In addition to the sustained impact on the Company’s host countries and local communities, volatile climatic conditions can affect the stability and effectiveness of infrastructure and equipment; potentially impact environmental protection and site closure practices; lead to changes in the regulatory environment, including increased carbon tax regimes; and potentially impact the stability and cost of water and energy supplies, while also resulting in significant impacts to Barrick’s host communities and their livelihoods. Barrick therefore views climate change as a company, community and global concern. Barrick is also acutely aware of the impacts that climate change has on its host communities, and in particular, that developing nations and vulnerable communities are often most exposed to the impacts of climate change. As the world transitions to renewable power, it is imperative that developing nations are not left behind. As a responsible business, Barrick has focused its efforts on building resilience in its host countries and local communities, just as it does for its business.

Barrick’s climate change strategy has three pillars: (1) identify, understand and mitigate the risks associated with climate change; (2) measure and reduce the Company’s GHG emissions across its operations and value chain; and (3) improve the Company’s disclosure on climate change. Action taken on each pillar in 2023 is described below.

Identify, understand and mitigate the risks associated with climate change: The Company continues to take steps to identify and manage risks and build resilience to climate change, as well as to position itself for new opportunities. In 2023, climate change related risk factors continued to be incorporated into Barrick’s formal risk assessment process (for example, consideration is given to the availability of, and access to, water, as well as the impact of increased precipitation, drought, or severe storms on operations and local communities near Barrick’s operations). The Company has identified several climate-related risks and opportunities for the business including: physical impacts of climate change, such as an increase in extended-duration extreme precipitation events; an increase in regulations that seek to address climate change; and an increase in global investment in innovation and low-carbon technologies.

The formal risk assessment process includes scenario analysis, which is being rolled out to all sites with an initial focus on Tier One Gold Assets, to assess site-specific climate related risks and opportunities. This work continued throughout 2023. At Loulo-Gounkoto and Kibali, this asset-level physical and transitional risk assessment was completed in 2023 and findings were disclosed as part of Barrick’s CDP Climate Change and Water Security questionnaires that were submitted to CDP in July 2023. In addition, climate scenario analysis and risk assessments were completed in 2023 for Carlin (physical risks) and Nevada Gold Mines (transitional risks). These disclosures will be included in the 2023 Sustainability Report to be published in April 2024.

Measure and reduce the Company’s impact on climate change: Mining is an energy-intensive business, and Barrick understands the important link between energy use and GHG emissions. By measuring and effectively managing its energy use, the Company can reduce its draw from local energy grids, reduce its GHG emissions, achieve more efficient production, and reduce its costs. Barrick already has a clear, scientifically-based emissions-reduction roadmap, which targets at least a 30% reduction in GHG emissions by 2030 against the 2018 baseline of 7,541 kilotonnes carbon dioxide equivalent, with a defined interim reduction target of 15%, while maintaining a steady production profile. The Company’s GHG emissions reduction target is not static and will be updated as Barrick identifies and implements new GHG emissions reduction opportunities. Ultimately, Barrick’s vision is net zero GHG emissions by 2050 achieved primarily through GHG emissions reductions, with some offsets for hard-to-abate emissions. Site-level plans to improve energy efficiency, integrate clean and renewable energy sources, and reduce GHG emissions will also be strengthened. The Company plans to supplement its corporate GHG emissions reduction target with context-based, site-specific GHG emissions reduction targets.

Barrick’s actions to achieve this target include increasing the proportion of renewable energy sources in the Company’s energy mix and switching to cleaner energy sources. Projects with capital already committed include the conversion of the Nevada Gold Mines TS power plant from coal to natural gas, construction of a 200 megawatt solar farm (also at the TS power plant in Nevada), the tripling of the capacity of the solar power plant at Loulo-Gounkoto from 20 megawatts to 60 megawatts and adding a 36 megavolt amp battery energy storage system and the expansion of solar power plant capacity by 17 megawatts at Kibali, along with the addition of a 15 megavolt amp battery energy storage system. Furthermore, Nevada Gold Mines has implemented various Power Purchase Agreements that allow the Company to prioritize renewable or lower emission sources. Barrick also completed the implementation of the Lime Kiln Fuel Switch Project (from diesel/heavy fuel oil to liquefied natural gas) at Pueblo Viejo. In December 2022, the Company energized a power transmission line to connect Veladero to the electricity grid, which is expected to reduce on-site diesel power generation.

Overall, GHG emissions (Scope 1 (direct) and Scope 2 (indirect): Market-Based) in 2023 were 6,357 kilotonnes carbon dioxide equivalent at operations and projects operated by Barrick (on a 100% basis), representing a 15% reduction from the 2018 baseline. GHG emissions were approximately 5% below 2022. The reduction in Barrick’s GHG emissions are due to the steady implementation of the Company’s emissions reduction roadmap projects, including signing Power Purchase Agreements that prioritize renewable energy, switching to low emission fuel sources and tying into grids with renewable energy rather than using onsite diesel power generation. The Company is also working to identify opportunities for further reductions, and will regularly review and update its targets to integrate and reflect opportunities identified and realized.

In 2023, Barrick continued to progress its extensive work across its value chain to understand the Company’s Scope 3 (indirect value chain) emissions. Initial work completed in 2022 enabled Barrick to develop a Scope 3 engagement roadmap to be implemented with its suppliers to set meaningful and measurable reduction targets, in line with the commitments made through the ICMM Climate Position Paper. The Company continued to implement this engagement roadmap in 2023. In November 2023, Barrick announced its Scope 3 emissions targets which it developed to promote awareness and action in its value chain and empower those actors to set their own net zero commitments, with short- and medium-term targets. These targets are both quantitative and qualitative and are focused on high emission areas in the Company’s value chain as outlined below, using categories as defined in the GHG Protocol’s Technical Guidance for Calculating Scope 3 Emissions:

•	Goods and Suppliers (Category 1):

○

Quantitative Target: 30% emissions reduction of “Tier 1” suppliers (those suppliers that collectively account for 5% of Barrick’s total spend in this category) by 2030 against a 2022 Scope 3 base year;

○

Qualitative Target: Incorporate 130 of Barrick’s largest suppliers by spend into its annual outreach (this includes Tier 1 suppliers as well as chemical and metal fabricator suppliers) and engagement; and

○	2025 Target: Collect high-quality data for 50% of Tier 1 and chemical and metal fabricator suppliers through engagement, and refine emissions reduction targets by 2025.

•	Fuel and Energy (Category 3):

○	Quantitative Target: 20% reduction against a 2022 Scope 3 base year by 2030; and
○	Qualitative Targets:
◾	Collaborate towards new technologies to reduce fleet emissions; and
◾	Engage with host governments where the Company consumes power from national grids for continued renewable energy incorporation.

•	Downstream Copper Processing (Category 10):

○	Qualitative Target: Outreach and engagement of all downstream customers and smelters; and
○	2025 Target: Set emissions reduction target, covering 75% of copper processing, by 2025.

The Company does not have direct control over the progress towards, or achievement of, its Scope 3 emissions targets. Achievement of Barrick’s Scope 3 emissions targets will require collaboration with suppliers and customers in its value chain, which are outside of Barrick’s direct control. As a result, the Company’s approach to Scope 3 emissions reductions continues to focus on incentivizing its suppliers to implement and work towards the achievement of their own emissions reduction targets. Barrick cannot ensure the outcome of these efforts or that its Scope 3 emissions targets will ultimately be achieved. See “Risk Factors – Climate change risks”.

Improve the Company’s disclosure on climate change: As part of Barrick’s commitment to improve its disclosure on climate change, the Company completes the annual CDP questionnaires, which makes investor-relevant climate data widely available. In 2023, Barrick maintained a B grade for both Climate Change and Water Security. This grade places Barrick in the ‘management’ scoring band.

The Board’s ESG & Nominating Committee is responsible for overseeing Barrick’s policies, programs and performance relating to sustainability and the environment, including climate change. The Audit & Risk Committee assists the Board in overseeing the Group’s management of enterprise risks as well as the implementation of policies and standards for monitoring and mitigating such risks. Climate change is built into the Company’s formal risk management process, outputs of which were regularly reviewed by the Audit & Risk Committee.

Barrick also continues to align its disclosures with the Taskforce on Climate-related Financial Disclosures (“TCFD”) and will incorporate scenario analysis into its future disclosures, including at a high level in the 2023 Sustainability Report to be published in April 2024. Barrick also continues to monitor the various regulatory climate disclosure standards being developed around the world, including the International Sustainability Standards Board’s recently issued S2 Climate-related Disclosures. The

Company has a strong foundation and Barrick continues to build further resilience to withstand the potential impacts of climate change and leverage potential opportunities as the global economy transitions to a low-carbon future.

Water

Water is a vital and increasingly scarce global resource. Managing and using water responsibly is one of the most critical parts of Barrick’s sustainability strategy. Barrick’s aim is to deliver enough water for the effective operation of the Company’s mines, while at the same time protecting the quality and quantity of water available to host communities and other users in its watersheds. This commitment to responsible water use is codified in Barrick’s Environmental Policy and standalone Water Policy, which require the Company to minimize its use of water, control and manage its impacts on water quality, and engage with stakeholders, including local communities, to maintain sustainable management of water resources for the benefit of all users.

The Company’s operating facilities have been designed to mitigate environmental impacts and Barrick staff work to continually improve its environmental management programs. The operations have processes, procedures, or facilities in place to manage substances that have the potential to be harmful to the environment. To help prevent and control spills and protect water quality, Barrick utilizes multiple levels of spill containment procedures and routine inspection and monitoring of its facilities. Environmental incidents can occur despite these precautions. See “Risk Factors – Environmental, health and safety regulations and Water supply, management and availability challenges could impact operations” for more information about this matter.

The Company also has various programs to re-use and conserve water at its operations. Each mine’s water risks are included in its operational risk register. These risks are then aggregated and incorporated into the corporate risk register. Barrick’s identified water-related risks include: (1) managing excess water in regions with high rainfall; (2) maintaining access to water in arid areas and regions prone to water scarcity; and (3) regulatory risks related to permitting limits as well as municipal and national regulations for water use. In addition, each mine has its own site-specific water management plan, which considers: (1) the different water sources available; (2) the local climate conditions; and (3) the needs of local users and the needs of the mine. This information is supplemented by a range of international frameworks and tools such as the WWF Water Risk Filter to evaluate water risks, particularly those linked to water stress. Understanding the water stress in the regions in which Barrick operates enables it to better understand the risks and manage its water resources through site-specific water balances, which are based on the ICMM’s Water Accounting Framework and aimed at minimizing water withdrawal and maximizing water reuse and recycling within the Company’s operations. For 2023, Barrick’s overall water recycling and reuse rate was 84%, which was above its annual target of 80%.

Certain of the Company’s operating and closed properties handle ore or rock with the potential to leach acidity, metals and dissolved salts (“Acid Rock Drainage Metal Leaching”) and hence potentially impact water quality. Other operating and closed properties lack this potential, but still present the potential for leaching of dissolved salts, such as sulfates or metalloids, by water that might run off of the property (“Neutral Mine Drainage”). The Company has implemented programs to manage the handling of ore and rock to reduce and mitigate the potential for contamination of surface or groundwater by either Acid Rock Drainage Metal Leaching or Neutral Mine Drainage. Such procedures include segregation or submergence of rock with potential for leaching, containment systems for the collection and treatment of drainage and reclamation and closure steps designed to minimize water infiltration and oxygen influx. Where necessary, the Company installs and operates water treatment facilities to manage the quality of water discharged into the environment.

Many of the Company’s gold operating properties use cyanide. Those facilities are designed and constructed to prevent process solutions from being released to surface water or groundwater. Those facilities include leak detection systems and have the ability to collect and treat seepage that may occur.

The TSFs are controlled and process ponds are either covered, netted or additional deterrents are used to prevent access. In September 2005, the Company became a signatory to the International Cyanide Management Code (the “ICM Code”), which is administered by the International Cyanide Management Institute (the “ICMI”). The ICMI is an independent body that was established by a multi-stakeholder group under the auspices of the United Nations Environmental Programme. The ICM Code establishes operating standards for manufacturers, transporters and mines and provides for third-party certification of facilities’ compliance with the ICM Code. Under the ICM Code, each of the mines that uses cyanide must receive a third-party certification inspection. All of Barrick’s operational mines, with the exception of Kibali, are ICM Code certified. Kibali is working to achieve certification in 2024.

In the United States, under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (“CERCLA”) and its state law equivalents, present or past owners of a property may be held jointly and severally liable for cleanup costs or forced to undertake remedial actions in response to unpermitted releases of hazardous substances at such property, in addition to, among other potential consequences, potential liability to governmental entities for the cost of damages to natural resources, which may be substantial. Barrick’s current or former operations in the United States may be subject to potential liability under CERCLA.

Biodiversity

Biodiversity underpins many of the ecosystem services on which Barrick’s mines and their surrounding communities depend. If improperly managed, mining and exploration activities have the potential to negatively affect biodiversity and ecosystem services. Barrick works to proactively manage its impact on biodiversity and strives to protect the ecosystems in which it operates. Wherever possible, Barrick aims to achieve a net-neutral biodiversity impact, particularly for ecologically sensitive environments.

The Company achieved its target to develop Biodiversity Action Plans (“BAPs”) for all operational sites by the end of 2021 and continues to be in the process of implementing these BAPs, which outline Barrick’s strategy to achieve net-neutral impacts and associated management plans. In 2023, Barrick continued to disclose the CDP questionnaire for Forests, which incorporates biodiversity disclosures. Although responses to the Forests questionnaires are not yet scored by the CDP for the metals and mining industry, it is Barrick’s belief that biodiversity disclosures are imperative for the industry and are currently under-reported. Barrick developed a new internal biodiversity standard, working with external experts, to define measurable conservation actions that not only achieve net neutrality, but which can enhance key biodiversity features in a habitat and achieve conservation gains.

The Company has made progress in developing conservation and offset projects, including sagebrush and mule habitats in Nevada, forestry conservation in Zambia and its longstanding support at Garamba National Park in the DRC, which saw the reintroduction of white rhino to the park in 2023.

Air Emissions Control

The Company installs air pollution controls on air pollution point sources, such as roaster and autoclave exhaust stacks, that meet or exceed applicable legal standards. Certain of the Company’s operations produce mercury as a by-product of ore processed at those sites. The mercury is captured at each of these sites by specially designed operating equipment and mercury emissions control devices. The Company is committed to the operation of proven technology for controlling sources of mercury emissions. Site-specific management procedures for mercury handling, monitoring, and transportation exist at each of the operations that produce mercury as a by-product.

Further, employees receive training in the safe use and proper management of mercury and other hazardous materials. Consistent with U.S. law, Barrick ceased the export of elemental mercury from U.S. facilities in January 2013. Barrick complies with all applicable regulatory requirements for temporary storage of mercury in the jurisdictions where it operates. The Company has developed general mercury storage guidelines to establish environmentally sound practices for temporary on-site storage, where allowed. The captured mercury from the Company’s Latin American sites is transported to Switzerland, where it is converted to cinnabar and packed into steel drums for permanent safe storage in a decommissioned area of a former salt mine in Germany. There were no shipments of mercury during 2023. In December 2022, Barrick safely transported 150 tonnes of mercury from Veladero, in Argentina, to Switzerland, where it arrived in February 2023. The mercury was stabilized in Switzerland and thereafter was transported to and disposed of in Germany in the fourth quarter of 2023.

Tailings & Mine Closure

Consistent with Barrick’s goal to minimize the environmental and social impacts of its projects and operations, the Company develops comprehensive closure and reclamation plans as part of its initial project planning and design. If it acquires a property that lacks a closure plan, Barrick requires preparation of a closure plan. The Company periodically reviews and updates closure plans to account for additional knowledge acquired in respect of a property or for changes in applicable laws or regulations. In addition, the Company is committed to ensuring all Barrick-operated or controlled TSFs meet global best practices for safety and are subject to the Company’s Tailings Management Standard (the “Standard”), which requires that Barrick locate, design, build, operate and close its TSFs in compliance with all applicable laws and regulations and in alignment with the GISTM. The Company’s TSFs are carefully engineered and regularly inspected, particularly those in regions with high rainfall and seismic activities. The Standard also establishes minimum geotechnical, hydrological, hydrogeological and environmental criteria for Barrick’s TSFs. Barrick-operated joint venture and affiliated companies also follow the Standard.

During 2020, Barrick, as a member of the ICMM, was actively involved in the development of the GISTM, which was developed through a year-and-a-half long review process involving the United Nations Environment Programme, the Principles for Responsible Investment, and the ICMM. On August 4, 2023, the Company disclosed its conformance with the GISTM for all “Extreme” and “Very High” consequence facilities on Barrick’s website within the committed disclosure timeframe. All of Barrick’s sites that are classified as “Extreme” or “Very High” consequence are in conformance with the GISTM. Barrick continues to progress its conformance for lower consequence facilities in accordance with the GISTM. Disclosures for lower consequence facilities will be completed by August 2025, also in accordance with the GISTM.

Barrick currently manages 59 TSFs, of which 18 (30%) are operating and 41 (70%) are closed. A riverine tailings disposal system was used at the Porgera joint venture in PNG prior to entering care and maintenance on April 25, 2020. In connection with the restart of mining at Porgera, Barrick is developing a plan to reduce the volume of tailings that would be disposed of in the river. This plan is currently at the pre-feasibility level. In 2023, independent reviews of the TSFs were conducted at the Company’s Carlin - Goldstrike, Carlin - Gold Quarry, Lumwana, Pueblo Viejo and Turquoise Ridge mines, as well as the Giant Nickel, Grants, El Indio and Tambo closure sites.

The Company has estimated future site reclamation and closure obligations, which it believes will meet current regulatory requirements. See Notes 2q and 27 of the Notes to the Consolidated Financial Statements for further information on Barrick’s reclamation and closure obligations as at December 31, 2023.

See the disclosure under “Material Properties” below for details about estimated future reclamation and closure costs applicable to Barrick’s material properties.

For more information on Barrick’s sustainability strategy and related initiatives, refer to the Company’s 2023 Sustainability Report that will be published on its website in April 2024. The contents of the 2023 Sustainability Report are not incorporated by reference into this Annual Information Form.

Operations in Emerging Markets: Corporate Governance and Internal Controls

Barrick conducts or participates in mining, exploration and other activities through subsidiaries and/or joint ventures in many countries, including the United States and Canada, and in emerging markets such as Argentina, Chile, Côte d’Ivoire, the DRC, the Dominican Republic, Egypt, Mali, PNG, Peru, Saudi Arabia, Senegal, Tanzania and Zambia. Certain of the Company’s projects, such as the Reko Diq project in Pakistan, are also located in emerging markets. Barrick has a long history of successfully developing and operating mines in emerging markets and has organizational and governance structures and protocols in place to manage the regulatory, legal, linguistic and cultural challenges and risks associated with having operations in these jurisdictions. For a detailed discussion of the risks associated with operating in emerging markets, see “Risk Factors – Foreign investments and operations” on pages 148 to 151 of this Annual Information Form.

Barrick holds its properties and projects in emerging markets indirectly through subsidiaries and/or joint venture entities which are locally incorporated or established for the purposes of compliance with local law. These operating subsidiaries or joint venture entities are in turn held through holding companies incorporated in jurisdictions with well-developed and reliable legal and taxation systems. Such holding companies may: (i) facilitate internal company reorganizations of group companies; (ii) facilitate project financing and commercial transactions, such as the creation of joint ventures; and (iii) in some cases, facilitate dispute resolution processes. Barrick has designed a system of corporate governance, internal controls over financial reporting and disclosure controls and procedures that apply to Barrick and its consolidated subsidiaries and joint ventures. These systems, which are coordinated by the Company’s senior management and overseen by its Board of Directors, are designed to monitor the activities at, and receive timely reports from, Barrick’s operating subsidiaries and joint ventures. In particular, Barrick’s operating structure is composed of three geographic regions – Latin America and Asia Pacific, Africa and Middle East, and North America – each of which is managed by a different regional Chief Operating Officer who reports to the Company’s President and Chief Executive Officer.

The Company has extensive operating experience in each emerging market in which a material property is located – the Dominican Republic, the DRC and Mali. Operating in emerging markets exposes the Company to risks and uncertainties that do not exist or are significantly less likely to occur in other jurisdictions such as the United States or Canada. The Company manages and mitigates these risks through a variety of corporate governance mechanisms. For additional information, see “Risk Factors – Foreign investments and operations”.

Board and Management Experience and Oversight

The Company’s Board includes international business leaders and mining industry professionals with expertise and experience working in most of the jurisdictions in which Barrick now operates. In particular, Barrick’s Board includes directors with experience working or running businesses in emerging markets. Mark Bristow, a director of Barrick and Barrick’s President and Chief Executive Officer, has extensive experience in discovering, developing and operating mines in Africa, including the DRC, Mali and Côte d’Ivoire. Dr. Bristow served as the Chief Executive Officer of Randgold since its incorporation in 1995, which was founded on his pioneering exploration work in West Africa, and played a pivotal role in promoting the emergence of a sustainable mining industry in Africa. Dr. Bristow has held board positions at a number of global gold mining companies, and holds a Doctorate in Geology from the University of KwaZulu-Natal in South Africa. Andrew Quinn, an independent director and member of the Audit & Risk Committee, was the head of Mining Investment Banking for Europe and Africa at Canadian Imperial Bank of Commerce for 15 years prior to his retirement in 2011. Mr. Quinn was previously a non-executive director of Randgold since 2011, and has considerable knowledge of the resource sector and a strong track record of understanding the needs of businesses operating in Africa and globally. Similarly, Christopher L. Coleman, an independent director, Chair of the Compensation Committee and member of the ESG & Nominating Committee, previously served as a non-executive director of Randgold since 2008, including as non-executive Chairman of the board of directors, and as a non-executive director of the Merchant Bank of Central Africa. Through these and other professional experiences, Mr. Coleman has had long-standing involvement in the mining sector in Africa and globally, and has a deep understanding of the risks and opportunities associated with the operation and financing of African and global mining assets. In August 2019, Loreto Silva, a legal professional and fluent Spanish speaker with a deep understanding of Latin American political, regulatory and legal systems, was appointed an independent director of the Company. Ms. Silva is also a member of the ESG & Nominating Committee, which is responsible for, among other things, overseeing Barrick’s sustainability performance. Ms. Silva has over two decades of experience in both the private and public sectors. Previously, Ms. Silva was Chile’s Minister of Public Works and she also serves on the board of ICAFAL Ingeniería y Construcción S.A., a privately held infrastructure company in Chile. Ms. Silva holds a law degree from the University of Chile, and is currently the director of the Arbitration and Mediation Center of the Santiago Chamber of Commerce. In November 2020, Anne N. Kabagambe was appointed an independent director of the Company. Ms. Kabagambe is a member of the Audit & Risk Committee and the ESG & Nominating Committee. Ms. Kabagambe has a deep understanding of international business, informed by her extensive experience doing business in Africa and engaging with governments and the private sector, as well as her knowledge of the global resource, banking, and education sectors, and her previous role as an Executive Director of the World Bank, representing the interests of 22 Sub-Saharan African countries. In addition to English, Ms. Kabagambe also speaks French and Swahili. In November 2022, Isela Costantini was appointed an independent director of the Company and is a member of the Compensation Committee. Ms. Costantini is a member of Barrick’s International Advisory Board and has over 25 years of experience in international business, including as president and chief executive officer of Argentina’s national airline. Ms. Costantini brings a valuable perspective and complementary skillset to the Board with her wealth of experience in business, government, and regulatory affairs in Latin America. Ms. Costantini holds an MBA in marketing and international business from the Quinlan School of Business at Loyola University and is fluent in Spanish and Portuguese.

Members of Barrick’s Board of Directors and senior officers regularly visit the Company’s operations in both developed and emerging markets. These visits provide Barrick’s directors and officers with the opportunity to familiarize themselves first-hand with Barrick’s global operations, the management teams responsible for overseeing Barrick’s projects, and the specific risks and challenges associated with administering these projects in emerging markets. In particular, Mark Bristow and Graham Shuttleworth, the Company’s Senior Executive Vice President, Chief Financial Officer, as well as other members of Barrick’s senior management team, frequently visit Barrick’s operations in developed and emerging markets and, accordingly, have extensive knowledge of the operations at each of Barrick’s project sites. In addition, Dr. Bristow visits Barrick’s sites before each meeting of the Board of Directors, and each regional Chief Operating Officer visits operations within their regional responsibility at least once a quarter. In 2023, Barrick’s senior management team utilized a mix of both physical site visits and virtual alternatives to engage with local site teams and conduct team effectiveness and strategy sessions. In recent years, the Company’s independent directors have travelled to at least one mine site to monitor operational progress and risks. In August 2023, eight of the Company’s 10 independent directors at the time visited the Pueblo Viejo Mine in the Dominican Republic to monitor operational progress and evaluate key issues and risks, including with respect to the expansion of the mine’s process plant, the proposed construction of a new TSF and related resettlement program, and investments made in the local community.

The Board of Directors, through its corporate governance practices, regularly receives management and technical updates, risk assessments and progress reports in connection with its operations in emerging markets, and in so doing, maintains effective oversight of its business and operations. Through these updates, assessments and reports, together with focused director education sessions, the Board of Directors gains familiarity with the operations, laws and risks associated with operations in those jurisdictions. Further, the Board of Directors has access to senior management who work directly with local management and who in turn are familiar with the local laws, business culture and standard practices, have local language proficiency, are experienced in working in the applicable emerging jurisdiction and in dealing with the respective government authorities and have experience and knowledge of the local banking systems and treasury requirements.

Local Presence

It is a cardinal principle of Barrick that the countries and communities in which it operates should share equitably in the benefits created by its operations. Barrick contributes to the social and economic development of the emerging markets in which it operates by, among other things, hiring local employees and investing in community health, education and economic development programs. Working with local employees helps to build trust and develop relationships with local leaders and governments. Barrick is committed to developing the skills required to integrate its business activities into the communities in which it operates, and draws on the experience and expertise of its local employees and professional advisors (including local legal counsel) to help navigate the regulatory, cultural and legal landscape. In addition, management at each of the mine sites and projects is fluent in the primary language of the jurisdictions in which they operate, and are also proficient in English, enabling them to communicate with local employees, regulators and governments in the local language, and to report to senior management in English.

Barrick strives to deliver long-term benefits to its host countries and communities through open and ongoing stakeholder engagement and a commitment to genuine partnership.

Grant Beringer, Group Sustainability Executive, manages Barrick’s license to operate and local relationships in the Company’s host countries and communities. For additional details, see “Narrative Description of the Business – Sustainability”.

Barrick’s preference for employing nationals in the countries where it operates, rather than expatriates, means that Barrick is less dependent upon a workforce traveling to a site on a regular basis from other parts of the globe. Barrick continues to work closely with its local communities on managing the impacts of the Covid-19 pandemic on its people and business. The Company’s operations in 2023 were not impacted by the Covid-19 pandemic in any significant manner. Barrick continues to monitor developments around the world and believes it is positioned as best as it can be. See “Risk Factors - Diseases and epidemics may adversely impact Barrick’s business”.

Internal Controls and Cash Management Practices

The Company maintains internal controls over financial reporting with respect to its operations in emerging markets by taking various measures and consistently applying them across its operations. Pursuant to the requirements of National Instrument 52-109 and the U.S. Sarbanes-Oxley Act of 2002, the Company assesses the design and operation of key internal controls over financial reporting on an annual basis at a minimum, following a risk-based approach. The working papers of the tests performed at each of the Company’s locations are reviewed at the corporate office. The control standards utilized in emerging markets do not materially differ from those employed at the Company’s other operations.

Differences in banking systems and controls between Canada and each emerging market in which Barrick operates are addressed by having stringent controls over cash kept in the jurisdiction, especially with respect to access to cash and cash disbursements, establishing appropriate authorization levels, segregating duties in respect of the payments process, and performing and reviewing bank reconciliations on at least a monthly basis.

The Company also has established (or, where the Company is not the operator, has required its partner to establish) practices, protocols and routines for the management and eventual distribution of its excess cash to its foreign owners, which remain subject to local laws and exchange controls.

For additional details, including regarding Board oversight, see “Internal Control Over Financial Reporting and Disclosure Controls and Procedures”.

MATERIAL PROPERTIES

For the purposes of this Annual Information Form, Barrick has identified its Cortez, Carlin, Pueblo Viejo, Turquoise Ridge, Kibali, and Loulo-Gounkoto mines and complexes as material properties. The following is a description of Barrick’s material properties.

Cortez Property

General Information

Project Description

The Cortez property is located 100 kilometers southwest of the town of Elko, Nevada in the Lander and Eureka counties at elevations ranging from 1,370 meters to 1,675 meters. As of December 31, 2023, Cortez employs approximately 1,700 employees and averages approximately 300 contractors.

As of December 31, 2023, the boundaries of the Cortez operational areas, which include the Cortez Hills, Pipeline/Crossroads, Cortez and Gold Acres complexes, encompassed approximately 22,591 hectares. Current mining activity is primarily focused on the Cortez Hills and Pipeline/Crossroads complexes, located approximately 26 kilometers south and 18 kilometers southwest of the town of Crescent Valley, Nevada, respectively. The property rights controlled by Cortez, either from outright ownership or by lease, consist of 36,173 hectares of unpatented mining claims held subject to the paramount title of the United States of America and 3,234 hectares of patented mining claims and fee mineral and surface land, owned or controlled through various patents issued by the United States of America. These property rights encompass the entire Cortez boundary, not just the operational areas. All unpatented mining claims are renewed on an annual basis and all necessary fees are paid prior to August 31 of each year. All mining leases and subleases are reviewed on a monthly basis and all payments and commitments are paid as required by the specific agreements. The property is accessible year-round by paved road from Elko, Nevada.

Sufficient surface rights have been obtained for current operations at the property.

History

In 1964, a joint venture was formed to explore the Cortez area. In 1969, the original Cortez mine went into production. From 1969 to 1997, gold ore was sourced from open pits at Cortez, Gold Acres, Horse Canyon and Crescent. In 1991, the Pipeline and South Pipeline deposits were discovered, with development approval received in 1996. In 1998, the Cortez Pediment deposit was discovered, with the Cortez Hills discovery announced in April 2003. The Cortez Hills development was approved by Placer Dome and Kennecott, then joint venturers, in September 2005 and confirmed by Barrick in 2006. Barrick obtained an interest in the Cortez property through its acquisition of Placer Dome in 2006. Barrick consolidated its 100% interest in the property following its purchase of the Kennecott interest in 2008. On July 1, 2019, Barrick’s interest in Cortez was contributed to Nevada Gold Mines, a joint venture with Newmont in which Barrick has a 61.5% interest and is the operator.

Geology

Geological Setting

The Cortez property is situated along the Cortez/Battle Mountain trend. The principal gold deposits and mining operations are located in the southern portion of Crescent Valley, which was formed by basin and range extensional tectonism.

Mineralization

Mineralization is sedimentary rock-hosted and consists of submicron to micrometer-sized gold particles and gold in solid solution in pyrite. Mineralization is disseminated throughout the host rock matrix in zones of silicified, decarbonatized, and/or argillized, silty calcareous rocks. The deposits range in length between 2,000 and 3,350 meters and range in width between 1,000 and 1,200 meters. Mineralization thickness can change significantly, up to 400 meters. Exploration from projects at Robertson and Goldrush suggest that the deposits can be in excess of 5,000 meters in length and 900 meters in width.

Mining Operations

Production and Mine Life

Deposits within the Pipeline/Crossroads complex and Cortez Pits are being mined by conventional open pit methods. At the underground operations, two different underground mining methods are used: long-hole open stoping and drift-and-fill.

Based on existing reserves and production capacity, including the Goldrush project discussed in further detail below, the Cortez open pit operation is expected to continue until 2034 and the underground operation until 2042. The planned conversion of existing resources to reserves at Cortez has the potential to extend open pit and underground mining operations to at least 2038 and 2052, respectively.

Processing

The gold-recovery process used at Cortez is determined by considering the grade and metallurgical character of the particular ore: lower grade run-of-mine oxide ore is heap leached at existing facilities; higher-grade non-refractory ore is treated in a conventional mill using cyanidation and the CIL process; and refractory ore is stockpiled on site in designated areas and trucked to the nearby Carlin Complex for processing (see “Carlin Complex”). Gold recovered from the ore is processed into doré on site and shipped to outside refineries for processing into gold bullion.

There is one active heap leach facility located at the Pipeline complex, with residual leach continuing at a different facility near Cortez Hills. Milling activities at Cortez are conducted at the Pipeline complex, which includes crushing and grinding facilities, CIL circuits, reagent storage areas and a recovery/refining circuit. Plant throughput can reach up to 13,607 tonnes per day (15,000 tons per day) depending on the hardness of the ore being processed.

Consumptive water use for mining (open pit and underground) and processing is supplied by the mine dewatering wells. Potable water is sourced from bottled water or existing water supply wells in accordance with applicable Nevada Bureau of Safe Drinking Water standards.

Infrastructure, Permitting and Compliance

Electrical power for the Cortez Complex is obtained from the grid and generated from the Western 102 and TS power plant (which is owned and operated by Nevada Gold Mines) with transmission by NV Energy. Power is purchased on a wholesale basis using dedicated buyers. The load is predicted on an hourly basis and the Western 102 and TS supply is used to balance the load. The Western 102 and TS plant delivers power to Nevada Gold Mines operations at Cortez, Carlin, and Turquoise Ridge.

The current load for the Cortez Complex has a peak of 45 megawatts. The current transmission line has the capacity for 56 megawatts, and with the addition of capacitors and switching station, the capacity of the line could be increased to 78 megawatts. Additional transmission capacity will be required for any further expansion.

All material permits and rights to conduct existing operations at the Cortez property have been obtained and are in good standing.

Environment

Vegetation is dominated by grass and shrubs. The climate is relatively arid and has little impact on mine operations. Operations are conducted throughout the year.

Current dewatering operations focus on bedrock water management within the Cortez Hills underground and bedrock and alluvial water management within the Pipeline/Crossroads pit area. A portion of the dewatering water is utilized for mining and milling, and a portion is utilized at a local ranch on a seasonal basis for irrigation purposes. The majority is returned to the basin through the rapid infiltration basins located within Crescent Valley, Pine Valley, and Grass Valley.

In 2023, all activities at the Cortez property were, and continue to be, in compliance in all material respects with applicable corporate standards and environmental regulations.

As at December 31, 2023, the recorded amount of estimated future reclamation and closure costs for Cortez that was recorded under IFRS as defined by IAS 37, and that have been updated each reporting period, was $198 million (100% basis) (as described in Note 2q to the Consolidated Financial Statements). Nevada Gold Mines has provided financial security as required by governmental authorities in connection with the reclamation of the mine area.

Exploration and Drilling

The Cortez Complex has opportunities for both expansion and growth. Maiden proven and probable reserves were declared for the Robertson deposit as at December 31, 2022, which represented a significant milestone for Cortez as a key source of oxide mill feed in the mineplan. Improved geological understanding and further exploration success may increase the upside potential at Robertson and potentially extend oxide ore processing at Cortez beyond the current life of mine.

In 2023, growth drilling activities across the Cortez District totaled more than 30,700 meters, excluding the 100% Barrick-owned Fourmile project (Fourmile is currently not included in the Nevada Gold Mines joint venture with Newmont, but Barrick anticipates Fourmile being contributed to the joint venture if certain criteria are met following the completion of drilling and the requisite feasibility work). Drilling focused on conversion and addition of inventory at Cortez Hills underground, Cortez Pits, Crossroads, and Robertson. One surface framework program was completed testing the Maverick targets, which are targets below the Goldrush orebody. Two holes for 2,825 meters were completed to test the presence of mineralized fluids within the lower portions of the Silurian Roberts Mountain formation, some 400 to 500 meters below the Goldrush resource. The first hole showed evidence of Carlin-type fluids along structures with decalcification, sidecalcification, silicification, and sulfidation observed; however assays confirmed no significant intercepts. Similar zones are visually noted in the second hole but results are pending.

At Cortez Hills underground, drilling from underground platforms continues to test extensions, with a focus on targeting feeder zones below the mine. Drilling is targeting a series of fault-stacked lenses of mineralized Silurian Roberts Mountain rocks, which have held up solid continuity within the heart of the Hanson target. Late in 2023, step-out drilling pushed continuity of high-grade mineralization almost 300 meters from existing drilling, highlighting the upside potential for resource expansion in the next few years.

At Robertson, drilling continues to expand known mineralization beyond the limits of the existing resource pit shells, pointing to further material additions expected in 2024. At Distal, infill drilling has confirmed continuity of above mining-grade material near surface.

Goldrush Complex

At the Goldrush Complex, drilling operations continue underground at Goldrush and from surface at Fourmile. The main objectives of this drilling program remain orebody definition, testing of geologic characterization, geotechnical analysis, inferred resource growth and definition of exploration upside.

Nevada Gold Mines has continued test mining and development at Goldrush. The test mining method is longhole open stoping (with cemented backfill), with test processing at either the Gold Quarry and/or Goldstrike roaster facilities located at Nevada Gold Mines’ nearby Carlin Complex.

During 2023, underground development, bulk sampling, test mining, and other exploration continued at Goldrush. Major development fronts included developing levels out to the south and advancing the Red Hill ramp and continuing upper level drill platforms. Activities in 2024 will focus on verifying geological, geotechnical and hydrogeological models developed during the feasibility study.

A Record of Decision was issued to Nevada Gold Mines for the Goldrush project on December 8, 2023. Cultural mitigation, ground clearing and earth moving efforts began at the end of 2023 and will continue into 2024. New roads are being developed in Horse Canyon to provide access to all current and future infrastructure in the canyon. In December 2023, access roads were also built in Pine Valley, along with the ground clearing of rapid infiltration basin gallery areas.

As at December 31, 2023, Barrick has spent $382 million in capital on the Goldrush project, inclusive of the exploration declines (100% basis). The capital spent to date, together with the remaining expected pre-production capital (until commercial production begins in 2026), is anticipated to be within the $1 billion initial capital estimate previously disclosed for the Goldrush project (on a 100% basis).

Royalties and Taxes

All production from the Pipeline/Crossroads complex is subject to a gross smelter return royalty of approximately 1.3%. In addition, production from certain portions of the Pipeline/Crossroads complex is subject to a gross smelter return royalty (graduating from 0.4% to 5.0% based on the price of gold) and a net value royalty totaling 5%. A portion of that net value royalty, 3.75%, also applies to gold sales from the South Pipeline deposit.

All other production by Cortez, including Cortez Hills, is subject to a gross smelter return royalty of approximately 1.3%.

In addition, 40% of production at Cortez is now subject to a royalty graduating from 0% to 3%, depending on the gold price, on the gross value of gold delivered, minus certain deductions for pre-existing royalties. This royalty was granted in 2008 but the obligation to pay was triggered in September

2022, when the total amount of gold produced by Cortez since January 1, 2008 exceeded 15 million ounces.

In connection with the formation of Nevada Gold Mines, each of Barrick and Newmont was granted a 1.5% net smelter return royalty over the respective properties they contributed (including the Cortez property). Each of these “retained royalties” is only payable once the aggregate production from the properties subject to the royalty exceeds the publicly reported reserves and resources as of December 31, 2018.

The State of Nevada imposes a 5% Net Proceeds of Minerals tax (“NPT”) on the value of all minerals severed in the State. This tax is calculated and paid based on a prescribed net income formula which is different from book income.

The Nevada Legislative Session ended on May 31, 2021 with the passing of Assembly Bill 495 (“AB495”), a new mining excise tax applied to gross proceeds. The revenue generated by this new excise tax will be directed towards education. This new tax became effective on July 1, 2021 and is a tiered tax, with a highest rate of 1.1%.

Certain of Barrick’s mineral reserves and operations at Nevada Gold Mines occur on unpatented lode mining claims and mill sites that are on federal lands subject to U.S. federal mining and other U.S. federal and state laws. Changes in such laws, or regulations promulgated under such laws, could affect mine development, expansion, and closure projects. Such changes are frequently and are currently being discussed or at issue before executive and administrative agencies of the U.S. federal government, cases pending in the U.S. federal court system and in proposed legislation in the U.S. Congress. For more information, see “Legal Matters – Government Controls and Regulations”.

Mining and Processing Information

The following table summarizes certain mining and processing information for the Cortez property for the periods indicated:

	Year ended December 31, 2023[1]	Year ended December 31, 2022[1]

Tonnes mined (000s)	70,570	72,551

Tonnes of ore processed (000s)	15,741	8,706

Average grade processed (grams per tonne)	1.37	2.06

Ounces of gold produced (000s)	549	450

1	Amounts represent Barrick’s 61.5% share.

For certain additional financial information, see “Narrative Description of the Business – Reportable Operating Segments – Nevada Gold Mines (61.5% basis)”.

The most recent technical report on the Cortez property is the technical report entitled “Technical Report on the Cortez Operations, Lander and Eureka Counties, State of Nevada, U.S.A.” dated March 18, 2022 and authored by Nevada Gold Mines. This technical report has been filed on SEDAR+ in accordance with National Instrument 43-101.

The diagram on the following page shows the design and layout of the Cortez property.

Legend
Plan of Operations (PoO)
Cortez
Goldrush Plan of Operations
Type
Tailings
Open_Pits
Rock Disposal Area (RDA)
Heap_Leach_Facilities
Ponds
Ancillary
Goldrush Underground Portal
306
Area 28 Tailings Impoundment/Heap Leach
Pipeline Mill
Gold Acres
Pipeline Mill
RDA
Pipeline
RDA
RDA
Area 30 Heap Leach
Cortez
TSF
Heap Leach
Gravel Pits
RDA
Mill 1
Cortez Pit
RDA
RDA
Eureka County
Lander County
Horse Canyon Pits (historic)
Goldrush UG Portals
Cortez Hills Pit
Area 34 Heap Leach
Borrow Pit
Goldrush Plan of Operations
OREGON
IDAHO
Winnemucca
Battle Mountain
Elko
Wells
West Wendover
Carlin
Lovelock
Area of Detail
Reno
Fallon
Austin
Eureka
UTAH
Carson City
NEVADA
Ely
Hawthorne
Tonopah
CALIFORNIA
Las Vegas
ARIZONA
0 100 200 300 Miles
0 3 6 Miles
0 5 10 Kilometers
Cortez and Goldrush
Facilities
Nevada Gold Mines Land Department
1655 Mountain City Hwy. - Elko, Nevada 89801
This map is the property of Nevada Gold Mines and is for reference only. Locations are approximate.
NEVADA GOLD MINES

Carlin Complex

General Information

Project Description

The Carlin Complex consists of several open pit and underground operations. The major operations and advanced projects include Goldstrike Betze-Post open pit, Goldstrike underground (inclusive of the Ren underground expansion) South Arturo open pit, and El Nino underground, which were contributed to Nevada Gold Mines by Barrick (collectively, “Goldstrike”). The Carlin Complex also includes the Carlin North Area (consisting of multiple open pit mines known as Genesis/Tri-Star), Leeville underground (inclusive of the North Leeville expansion), Carlin underground portal mines, Gold Quarry (open pit mine), Rain/Emigrant (open pit mine) and satellite open pit deposits (Perry and Green Lantern) (collectively, the “Newmont-Contributed Mines”) which were contributed to Nevada Gold Mines by Newmont. The Carlin Complex also consists of various processing facilities, which process the ore from across the Carlin Complex, as well as from Nevada Gold Mines’ other sites and toll ore.

Certain of the disclosure in this section references Barrick’s operation of Goldstrike and Newmont’s operation of the Newmont-Contributed Mines (rather than the Carlin Complex in its entirety), either for historical purposes or because the mines are operated differently following the formation of the Nevada Gold Mines joint venture.

The Carlin Complex is in Eureka and Elko Counties, near the towns of Carlin and Elko, Nevada within the high desert of the Basin and Range physiographic providence. The Carlin Complex is located within the Carlin Trend, a 61-kilometer concentration of multiple gold deposits. The mines are spread over the entirety of this 61-kilometer trend, at an elevation range of 1,585 to 2,072 meters above sea level.

As of December 31, 2023, the Carlin Complex employs approximately 3,700 employees and averages approximately 700 contractors.

As of December 31, 2023, the plan boundaries of the Carlin Complex encompassed more than 24,413 hectares, which include about 14,111 hectares of private land (surface and minerals) owned or controlled by Nevada Gold Mines, and approximately 10,301 hectares owned by the United States government that are administered by the United States Bureau of Land Management (“BLM”). These rights are owned or controlled through ownership of various forms of patents issued by the United States federal government and by ownership of unpatented mining and mill-site claims held subject to the paramount title of the United States federal government.

The Carlin Complex includes a total of 2,797 unpatented mining and mill-site claims to control the public acreage. Unpatented mining claims are maintained on an annual basis. All mining leases and subleases are reviewed on a monthly basis and all payments and commitments are paid as required by the specific agreements.

The open pits, the underground mines and the beneficiation and processing facilities at the Carlin Complex property are predominantly situated on land owned by Nevada Gold Mines. Primary access to the Carlin Complex is from Elko, Nevada, 46 kilometers west on Interstate I-80 to Carlin, Nevada, which is the closest town to the minesites and is located just off the Interstate. In addition, various alternate access routes use Nevada State Route 766 as well as Elko and Eureka County roads.

Sufficient surface rights have been obtained for current operations at the property.

History

Initial prospecting for the Carlin Complex began in the South Area around Gold Quarry in 1870. By 1935, several small underground and surface mines had produced a few hundred tons of copper, lead, and barite. In 1925, a gold deposit was developed about 19 kilometers southeast of the Carlin deposit and is known as the Maggie Creek claims. The earliest gold mining activity in the northern part of the Carlin Trend occurred at the Bootstrap and Blue Star mines, prior to the discovery of gold at Goldstrike. At Bootstrap, just northwest of Goldstrike, antimony was discovered in 1918, followed by gold in 1946. Gold was produced at Bootstrap from 1957 to 1960. At Blue Star, immediately south of Goldstrike, gold was identified in 1957 in areas that had been mined for turquoise.

The first discovery of gold at Goldstrike was in 1962 by Atlas Minerals. PanCana Minerals Ltd. (“PanCana”) first mined the property for gold in 1976. In 1978, Western States Minerals Corporation (“WSMC”) became the operator in a 50/50 joint venture with PanCana. Barrick acquired a 50% interest and assumed management of the Goldstrike property on December 31, 1986 with the acquisition of WSMC’s 50% interest in the property. Barrick completed the acquisition of 100% ownership of the property pursuant to a plan of arrangement entered into with PanCana in January 1987.

Continued exploration by soil samples and drilling discovered low-grade gold mineralization at shallow depth until the first deep hole was drilled in 1986 at Post, discovering the Deep Post deposit. Exploration drilling from 1987 to 1988 led to the discovery of a number of other deposits similar to Deep Post. These included Betze and Screamer which, together with Deep Post, comprise the Betze-Post deposit. Other discoveries in 1987 and 1988 included Deep Star, Rodeo, Meikle (previously named Purple Vein), South Meikle and Griffin.

Newmont commenced exploration on the Carlin Trend in 1961, investigating the Blue Star mine and Maggie Creek claims. However, as negotiations to acquire the deposits were not successful, Newmont focused on exploring jasperoid outcrops located 4.5 kilometers southeast of Blue Star, subsequently delineating the North Carlin deposit. Mining commenced with an open pit at Carlin in 1965. During the late 1980s, higher grade refractory mineralization was discovered in the north Carlin area. The south area mines, the Gold Quarry and Rain deposits, were discovered in 1980, and an additional 10 deposits were identified by 1988.

On July 1, 2019, Barrick’s interest in Goldstrike was contributed to Nevada Gold Mines, a joint venture with Newmont in which Barrick has a 61.5% interest and is the operator. Goldstrike, together with the Newmont Contributed Mines, is now the Carlin Complex.

Geology

Geological Setting

Gold deposits at the Carlin Complex are hosted by lower Paleozoic sedimentary rocks that are subdivided into three major packages: an autochthonous shelf to outer shelf carbonate and clastic sequence (eastern assemblage rocks); an allochthonous, predominantly eugeoclinal sequence (western assemblage rocks); and a late Mississippian overlap assemblage.

Early phase contractional thrusts and anticlines form important structural traps across the Carlin Trend. The orientation of mineralized stratigraphy and structures across the entire Carlin Trend correlate with orientations generated by earlier deformational events. These orogenic and tectonic events formed broad amplitude, N25º-35ºW-trending, northerly-plunging anticlines within autochthonous carbonate assemblage rocks that are now preserved in uplifted tectonic windows. All Carlin Complex deposits discovered have been within or adjacent to these windows. Structures on the Carlin Complex record a complex history of contractional and extensional tectonics and later reactivation during successive periods of deformation.

Mineralization

Gold mineralization was emplaced approximately 39 million years ago along favorable stratigraphy and structural features such as faults and folds, and along contacts between sedimentary rocks and the intrusive rocks. Faulting provided major conduits for mineralizing fluids and may also have produced clay alteration that may have acted as a barrier to mineralizing fluids. Also, lithology and alteration contacts act as permeability barriers to fluids causing mineralization to pond along them, particularly where feeder structures intersect these contacts.

Mineralization consists primarily of micrometer-sized gold and sulfides disseminated in zones of siliciclastic and decarbonated calcareous rocks and commonly associated with jasperoids. Mineralization is predominantly oxides, sulfides, or sulfide minerals in carbonaceous rocks, and the ore type determines how it is processed.

Mining Operations

Production and Mine Life

The Carlin Complex facilities are a major process plant for the entire Nevada Gold Mines operations and therefore are expected to operate past the current Carlin Complex life-of-mine plan, which ends in 2045 based on existing reserves.

Open Pit

The Carlin Complex has four major open pit operations including Goldstrike, Gold Quarry, Goldstar (part of the Genesis/Tri-Star pits), and South Arturo (which returned to production in December 2022). All of these are truck and shovel operations. Blasting is required and blast patterns are laid out according to material type, using rock type designations of hard, average, soft or a combination of the three. The pit design varies between 6.1-meter to 12.2-meter (20 to 40 foot) benches and, where possible, up to 18.3-meter (60 foot) benches in the ore, though mined in 6.1-meter (20 foot) cuts. Slopes vary based on location.

The mine equipment fleet will be used throughout the mine life and is shared with the other mines at the Carlin Complex. The number of loading and hauling units allocated to each deposit varies depending on the operational needs from the mine plans. The equipment list also includes the auxiliary equipment needed to support mining and the re-handling of the ore from the stockpile pad into the mill feeders.

Underground

The Carlin Complex has three major operating underground mines including Goldstrike underground, Leeville, and the Portal Mines (including Pete Bajo, Exodus, El Nino, and Rita K). All mines utilize drift-and-fill and/or long-hole stoping and are accessed by shaft and/or portals. Ground conditions vary greatly in the different mining areas, from fair to very poor. Poor conditions in some areas are due to increased brecciation and/or alteration of original structures. Oxidation affects rock strengths in some areas and requires corrosion-resistant ground support. Generally low-strength rock conditions and ore geometry are the key factors in method selection and mine design. Once ore is mined, openings are filled with either cemented rock fill, uncemented run of mine waste, or paste fill. Mines are ventilated using ventilation fans located both on surface and underground and mechanical cooling is deployed in Goldstrike underground to manage higher ambient rock temperatures.

Secondary egress is provided through a series of escape raises and declines. In addition, there are refuge chambers strategically located throughout the mine in accordance with Nevada Gold Mine’s refuge policies. The current underground production mobile equipment fleet across the Carlin Complex consists of load-haul-dump units, haul trucks, jumbo drills, longhole drills, and rock bolters. Additionally, there are many function-specific utility vehicles to support the movement of personnel and materials to support mining. The underground mining fleet can be shared across the different Nevada Gold Mine operations as needed, per the integrated mine plan.

Processing

The Carlin Complex includes a series of integrated facilities to process ores from multiple open pit and underground sources within the Carlin Complex, as well as ore from other Nevada Gold Mines operations. Plant facilities have the flexibility to treat the mineralization that is typical of the various Carlin-style deposits. Ores are classified based on gold grade, level of oxidation, refractory characteristics (e.g., presence of preg-robbing components in ore) and proximity to processing facilities. An integrated process production plan is used.

The processing operations contained in the Carlin Complex include roasters, autoclaves, and heap leach pads and include: Gold Quarry Concentrator (formerly Mill 5), Gold Quarry Roaster (formerly Mill 6), South Area Leach, North Area Leach, Emigrant Area Leach, Goldstrike Roaster and Goldstrike Autoclave.

Infrastructure, Permitting and Compliance

Infrastructure at the Carlin Complex has been constructed on an as-needed basis since the 1960s. A considerable amount of infrastructure has been built, including process plants, workshops, tailings, leach and waste facilities; offices, roads and rail connections; power, process and potable water facilities; and communication facilities.

Electrical power is transmitted to the Carlin North Area, Leeville underground, Carlin underground portal mines and Goldstrike by NV Energy. Electrical facilities include multiple main substations (Mill, South Block, and Bazza), several smaller substations throughout the property, and transmission lines. Power to the Gold Quarry and Emigrant mines is provided by transmission line on the Wells Rural Electric Power Company Grid. In October 2005, Barrick commissioned the Western 102 power plant that is located approximately 15 miles east of Reno, Nevada. It has the capacity to supply 115 megawatts of electricity to Goldstrike using 14 reciprocating gas-fired engines, and also has a one-megawatt solar plant. The power plant provides Goldstrike with the flexibility to generate its own power or buy cheaper power from other producers, with the goals of minimizing the cost of power consumed and enhancing the reliability of electricity availability at its mine. In mid-2008, the TS power plant was constructed, which now provides power for the Carlin North Area and other Carlin Complex sites, via NV Energy transmission lines. In February 2020, Barrick announced the planned conversion of the TS power plant to a dual fuel process, allowing the facility to generate power from natural gas. Nevada Gold Mines continues to work with regulatory authorities on permitting to allow construction of the gas transmission pipeline to now begin in 2024, with the goal of final commissioning by the third quarter of 2025. See “Sustainability – Climate Resilience” for information on the GHG emissions reductions associated with the TS power plant.

Process water at the Carlin Complex is provided through existing well fields. In the Carlin North Area, Leeville underground and Carlin underground portal mines, these well fields have been used historically to provide all of the process water for the mills and heap leach facilities. At Gold Quarry, process water is supplied from the pit dewatering system. At the current dewatering pumping rates, water is diverted to the various processes when needed and any excess dewatering water is discharged to Maggie Creek via a permitted water discharge facility. During irrigation season, some of the discharge water is utilized by the Nevada Gold Mines-owned Hadley Ranch. At the Carlin North Area, Leeville underground, Carlin underground portal mines and Goldstrike, potable water is provided by permitted water wells and supporting treatment and infrastructure facilities. Potable water at Gold Quarry is provided by three permitted water wells and the related infrastructure. Emigrant has no potable water sources or water treatment facilities.

Water management operations at Goldstrike include a system of dewatering wells, piezometers, water collection and conveyance facilities, water storage, water use, and various management options for discharge of excess water. Barrick is authorized by a discharge permit issued by the Nevada Division of Environmental Protection to discharge water produced by its groundwater pumping operations to groundwater via percolation, infiltration and irrigation.

All material permits and rights to conduct existing operations at the Carlin Complex have been obtained and are in good standing.

Environment

The Carlin Complex is situated in the high desert region of the Basin and Range physiographic province. Precipitation averages 23 to 33 centimeters per year across the Carlin Complex, primarily derived from snow and summer thunderstorms. There are warm summers and generally mild winters; however, overnight freezing conditions are common during winter. The effect of climate on the operations is minimal and operations are possible at the property year-round.

Estimated future reclamation and closure costs at Carlin are reported in Barrick’s financial statements as part of the amounts that were recorded under IFRS, as defined by IAS 37. As at December 31, 2023, the recorded amount of estimated future reclamation and closure costs for Carlin that were recorded under IFRS, as defined by IAS 37, and that have been updated each reporting period was $323 million (100% basis) (as described in Note 2q to the Consolidated Financial Statements). Nevada Gold Mines has provided the financial security as required by governmental authorities in connection with the reclamation of the mine area.

In 2023, all activities at the Carlin Complex were, and continue to be, in compliance in all material respects with applicable corporate standards and environmental permits and regulations.

Exploration and Drilling

The Carlin Complex is endowed with several gold deposits and presents opportunities for both resource expansion and new discoveries. Barrick continues to hold its land position and evaluates new opportunities as warranted.

At Fallon (previously North Leeville), drilling in 2023 pivoted to underground platforms as advances have made for more cost-effective conversion drilling. Resource additions from the 2023 program are expected to be realized in 2024, as results came in during the latter part of the year. At Miramar (previously North Turf), underground conversion drilling has accelerated, with significant additions in both indicated and inferred material during 2023, with some additions expected to be realized in 2024 as results are returned from December drilling. The underground portions of the Horsham target have also seen success in inferred material additions, expected to be realized in early 2024.

At Rita K, conversion drilling targeting the north and east extensions of Lower Rita K has been successful and shows that the mineral controls remain open. The team also attempted a number of long holes from underground platforms designed to reach portions of Upper Rita K, which resulted in a number of step-out results confirming continuity of the high-grade system at the contact between the Rodeo Creek and Popovich units, to the west of existing underground infrastructure. Additional drilling from surface in 2024 is expected to delineate more inferred-level material at Upper Rita K, ahead of the development of a critical exploration drift.

At Ren, one surface drill hole was completed, targeting a 200 meter gap between underground drilling completed in 2022 and historical surface drilling towards the northwest. The hole intercepted the known preferred mineralizing hosts in the Popovich formation and the intrusive, both very close to modeled locations. This result confirms continuity of high-grade mineralization and will support the development of underground platforms towards the northwest in coming years.

A total of 10,937 meters of reverse circulation (“RC”) and 45,209 meters of core were drilled across the Carlin Trend in 2023 for mineral resource management growth drilling. Surface geological mapping and prospecting continues peripheral to operations across the Carlin Complex.

Royalties and Taxes

There are numerous royalties that pertain to the active mines within the Carlin Complex. Royalty payments vary each year depending upon actual tonnages mined, and the amount of gold recovered from that mined material. The Goldstrike area has various royalty holders with a maximum overriding net smelter royalty of 4% and net profit interest royalties of between 2.4% and 6% over various parts of the property. With respect to various other Carlin deposits, Nevada Gold Mines pays third-party royalties that vary from 1% to 9% of production.

In connection with the formation of Nevada Gold Mines, each of Barrick and Newmont was granted a 1.5% net smelter return royalty over the respective properties they contributed (including Goldstrike and the Newmont-Contributed Mines). Each of these “retained royalties” is only payable once the aggregate production from the properties subject to the royalty exceeds the publicly reported reserves and resources as of December 31, 2018.

The State of Nevada imposes a 5% NPT on the value of all minerals severed in the State. This tax is calculated and paid based on a prescribed net income formula which is different from book income.

The Nevada Legislative Session ended on May 31, 2021 with the passing of AB495, a new mining excise tax applied to gross proceeds. The revenue generated by this new excise tax will be directed towards education. This new tax became effective on July 1, 2021 and is a tiered tax, with a highest rate of 1.1%.

Certain of Barrick’s mineral reserves and operations at Nevada Gold Mines occur on unpatented lode mining claims and mill sites that are on federal lands subject to U.S. federal mining and other U.S. federal and state laws. Changes in such laws, or regulations promulgated under such laws, could affect mine development, expansion, and closure projects. Such changes are frequently and are currently being discussed or at issue before executive and administrative agencies of the U.S. federal government, cases pending in the U.S. federal court system and in proposed legislation in the U.S. Congress. For more information, see “Legal Matters – Government Controls and Regulations”.

Mining and Processing Information

The below table summarizes certain mining and processing information for the Carlin Complex for the periods indicated:

	Year ended December 31, 2023[1]	Year ended December 31, 2022[1]

Tonnes mined (000s)	71,059	67,971

Tonnes of ore processed (000s)	7,256	11,485

Average grade processed (grams per tonne)	4.51	3.60

Ounces of gold produced (000s)	868	966

1	Amounts represent Barrick’s 61.5% share.

The most recent technical report on the Carlin Complex is the technical report entitled “Technical Report on the Carlin Complex Mines, Eureka and Elko Counties, Nevada, USA” dated March 25, 2020 and authored by Nevada Gold Mines. This technical report has been filed on SEDAR+ in accordance with National Instrument 43-101.

The following diagrams show the design and layout of the Carlin Complex.

OREGON
IDAHO
Area of Detail
Winnemucca
Wells
Elko
Battle Mountain
Carlin
West Wendover
Lovelock
NEVADA
Reno
Fallon
Austin
Eureka
Ely
UTAH
Carson City
Hawthorne
Tonopah
CALIFORNIA
Las Vegas
ARIZONA
0 30 60 120 180 240 Miles
RDA
Open Pit
Arturo
Bootstrap
Tailings
Goldstrike
Clydesdale RDA
Betze/Post
Bazza RDA
North Area Leach
Genesis-Bluestar
Leeville
Carlin East Waste Dump
Carlin South Waste Dump
Carlin
Pete Waste Dump
To South Area Operations
Legend
Plan of Operations (PoO)
Type
Tailings
Open_Pits
Rock Disposal Area
0 5,000 10,000 15,000 20,000 Feet
1:84,000
0 1,000 2,000 3,000 4,000 5,000 6,000 Meters
Map projected in Universal Transverse Mercator Zone 11, North American Datum of 1983
North Area Facilities
Nevada Gold Mines Land Department
1655 Mountain City Hwy. - Elko, Nevada 89801
This map is the property of Nevada Gold Mines and is for reference only. Locations are approximate.
NEVADA GOLDMINES

Pete Waste Dump
Carlin
To North Area Operations
766
Eureka County
Elko County
RDA
RDA
RDA
RDA
RDA
RDA
RDA
RDA
RDA
RDA
Gold Quarry
Gold Quarry
Tailings
Tailings
Tailings
Tailings
Leach Pad
Leach Pad
Maggie Creek
OREGON
IDAHO
UTAH
ARIZONA
CALIFORNIA
NEVADA
Area of Detail
Winnemucca
Battle Mountain
Carlin
Elko
Wells
West Wendover
Lovelock
Reno
Fallon
Carson City
Austin
Eureka
Ely
Hawthorne
Tonopah
Fresno
Las Vegas
0 100 200 300 Miles
Legend
Plan of Operations (PoO)
Plan of Operations (PoO)
Type
Tailings
Open_Pits
Rock Disposal Area (RDA)
Heap_Leach_Facilities
N
0 6,250 12,500 Feet
Meters
0 1,900 3,800
Map projected in Universal Transverse Mercator Zone 11, North American Datum of 1983
South Area
Facilities
Nevada Gold Mines Land Department
1655 Mountain City Hwy. - Elko, Nevada 89801
This map is the property of Nevada Gold Mines and is for reference only. Locations are approximate.
NEVADA GOLD MINES
Plot Date: 3/14/2024

Turquoise Ridge Complex

General Information

Project Description

Nevada Gold Mines operates the Turquoise Ridge Complex, located in Humboldt County, Nevada. In connection with the formation of Nevada Gold Mines, Barrick’s 75%-owned Turquoise Ridge Mine (25% Newmont) and Newmont’s Twin Creeks Complex were combined as a single operation, now known as the Turquoise Ridge Complex. The combined mining operation is comprised of the Turquoise Ridge Underground, Vista Underground, and Turquoise Ridge Surface (comprised of the Mega and Vista open pits).

The Turquoise Ridge Complex is located in the Potosi Mining District, approximately 40 kilometers northeast of the village of Golconda, Nevada and approximately 64 kilometers northeast of Winnemucca, Nevada. The property is accessible from Golconda by a paved road, followed by an improved gravel road to the mine gates. Turquoise Ridge Underground covers an aggregate area of 2,402 hectares, which consists of 1,145 hectares of unpatented mining and mill-site claims and 1,257 hectares of patented/fee land. Turquoise Ridge Surface covers a total area of 7,925 hectares, of which 4,118 hectares are unpatented mining claims and 3,808 hectares are patented/fee lands. All Vista Underground mining activities are contained within the Turquoise Ridge Surface mining footprint and claim areas. The Fiberline Project area (100% Newmont-owned property) is excluded from the Nevada Gold Mines’ joint venture area and does not encroach on the mineral reserve or mineral resource pit designs.

Refractory ore is processed at the Sage autoclave, while non-refractory ore is processed at the Juniper oxide mill or stacked on heap leach pads. All processing facilities are located at Turquoise Ridge Surface on the legacy Twin Creeks property.

Turquoise Ridge Underground produces high-grade refractory (carbonaceous/sulphide) gold ore from a long-life (currently 24 years) underground operation, accessed via three shafts and a system of internal ramps, and utilizes underhand drift-and-fill and long-hole stoping mining methods with cemented aggregate backfill. Turquoise Ridge Underground is currently hoisting 2,950 tonnes of ore per day on average. Vista Underground is a portal and ramp accessed vein-style stoping mine which produces approximately 350 tonnes of ore per day on average, with approximately four months of mine life remaining as at December 31, 2023. Turquoise Ridge Surface has currently paused mining in the open pits, while ore from stockpiles is processed. Mining from the open pits is expected to resume in the medium to long-term and continue until 2032 at approximately 52,000 tonnes mined per day for the period of 2027 to 2032. Nevada Gold Mines has prepared a life of mine production schedule for the three operations (Turquoise Ridge Underground, Turquoise Ridge Surface, and Vista Underground) and the processing facility with production planned into 2047.

Vista Underground produces sulphide ore, while Turquoise Ridge Surface produces oxide heap leach, oxide mill and sulphide ore. Processing operations at the Turquoise Ridge Complex consist of the Sage Autoclave, Juniper Oxide CIL plant and heap leach pads.

Sufficient surface rights have been obtained for current operations at the Turquoise Ridge property.

As of December 31, 2023, the Turquoise Ridge Complex had approximately 900 employees and averages approximately 300 contractors.

History

Mining for copper, lead, and silver first began on the Turquoise Ridge Underground property in 1883. Tungsten was discovered in 1916 and mined sporadically until 1957. Gold was discovered at the present day Getchell minesite in 1933, with Getchell Mine Inc. operating the property from 1934 to 1945. From 1960 to 2009, there was sporadic production at the Getchell mine including underground mining, open pit mining and heap leaching of the dumps.

A deep drilling program began in 1993 in the Turquoise Ridge area. Planning and engineering for a new underground mine was completed in 1995. By mid-1998, a production shaft was completed at a depth of 555 meters below the surface. In February 2000, mining was suspended at the Getchell Main underground mine. Drilling continued on the Turquoise Ridge and North Zone deposits, but due to depressed gold prices, the entire property was shut down in February 2002. Production resumed in February 2003. As a result of operational and safety issues, Getchell Underground was placed on care and maintenance in April 2008. Full closure of the Getchell Underground mine occurred in the summer of 2009.

Turquoise Ridge Surface (the former Twin Creeks property) was formed in 1993 by the consolidation of the Rabbit Creek Mine and the Chimney Creek Mine. The Chimney Creek orebody was discovered in 1985 by Gold Fields Mining Corporation, while the Rabbit Creek property was discovered by Santa Fe Pacific Gold Corporation in 1987. In May 1997, a predecessor company of Newmont acquired Twin Creeks, which remained wholly-owned by Newmont until the formation of Nevada Gold Mines in 2019. The former Rabbit Creek is located in the south end of the property, including what is now known as Mega Pit.

On July 1, 2019, Barrick’s 75% interest in Turquoise Ridge, together with Newmont’s 25% interest in Turquoise Ridge and its interest in Twin Creeks, were contributed to Nevada Gold Mines. Due to their proximity, as well as geological, operating and processing synergies, the Turquoise Ridge mine and the Twin Creeks mine and processing facilities have been combined for planning and management purposes into a single complex known as the Turquoise Ridge Complex. Barrick is the operator of Nevada Gold Mines.

Geology

Geological Setting

The Turquoise Ridge Complex is situated within the Basin and Range province, near the northeast end of the Osgood Mountains. The Osgood Range is underlain by Cambrian Osgood Mountain Quartzite, Cambrian Preble Formation, Ordovician “Comus” Formation and the “upper plate” Valmy Formation. These units are unconformably overlain by the Permian Etchart Formation (Antler Peak Equivalent) of the Roberts Mountains overlap assemblage, and by the Triassic Golconda allochthon. These uppermost units form a belt of outcrops flanking the western and northern sides of the Osgood Range. All of these units are intruded upon by two generations of felsic intrusive rocks – a set of 114 Ma dacite dikes and sills at Turquoise Ridge Underground and Turquoise Ridge Surface and the 92 Ma Osgood Stock and temporally related dikes and sills. To date, no Eocene intrusive rocks have been identified at the Getchell, Turquoise Ridge Surface or Pinson camps.

Mineralization

Mineralization of the Turquoise Ridge Underground deposit generally consists of disseminated, micron-sized gold occurring in arsenic-rich rims forming on pyrite, chiefly within decalcified, carbonaceous rocks. All gold bearing zones at Turquoise Ridge Underground are located in proximity to granodiorite dykes that splay from the Osgood stock. Mining and exploration activities at Turquoise Ridge Underground are centered on limestone and mudstone horizons adjacent to these dykes.

Mineralization at Turquoise Ridge Surface is localized in decalcified carbonates, but can occur less frequently in argillized and sulphidized basalt. Silicification is common in Comus Formation sediments immediately adjacent to basaltic contacts with generally lower gold grades. At Vista Underground, mineralization is largely confined to the Trench Fault shear zone within a basalt host.

Mining Operations

Production and Mine Life

Turquoise Ridge Underground is accessed via three shafts and a system of internal ramps and utilizes underhand drift-and-fill and longhole stoping mining methods with cemented aggregate backfill. Construction and commissioning of the Third Shaft was completed in the fourth quarter of 2022. The Third Shaft provides additional ventilation and allows Turquoise Ridge to increase mining rates. See “Third Shaft” below. Vista Underground consists of two portals and a system of underground ramps accessing a steeply dipping mineralized zone where narrow-vein longitudinal stoping takes place. Vista Underground has been developed to access the vein in multiple horizons with two main barrier pillars to be mined on retreat. Turquoise Ridge Surface operates the Vista and Mega open pits, as well as providing ore rehandle and surface project work at Turquoise Ridge Underground. Turquoise Ridge Surface uses conventional open pit mining methods including drilling, blasting, loading, and hauling.

Nevada Gold Mines has prepared a life of mine production schedule based on processing facilities and current mineral reserves for the three operations (Turquoise Ridge Underground, Turquoise Ridge Surface and Vista Underground) with production planned into 2047. The current planned minimum production rates for Turquoise Ridge Underground are approximately 2,950 tonnes of ore per day on average, approximately 350 tonnes of ore per day at Vista Underground on average, and approximately 52,000 tonnes mined per day for the period of 2027 to 2032 at Turquoise Ridge Surface.

Processing

In the current life of mine plan, refractory ore from the Turquoise Ridge Complex is processed at the Sage autoclave while non-refractory ore is processed at the Juniper oxide mill or stacked on heap leach pads. All processing facilities are located at Turquoise Ridge Surface on the legacy Twin Creeks property. The previous toll milling agreement in place between Barrick and Newmont was terminated in connection with the formation of Nevada Gold Mines in 2019.

Infrastructure, Permitting and Compliance

Material existing infrastructure at Turquoise Ridge Underground includes a tailings facility, a mobile equipment mining fleet, an underground dewatering facility, a 120-kilovolt electrical power line connection to the grid and a water treatment plant.

Material existing infrastructure at Turquoise Ridge Surface includes three active waste dumps, tailings facilities, one oxide mill (Juniper), one refractory mill (Sage) with two autoclaves, one active leach pad (Izzenhood) and a refinery. The Vista Underground uses the existing infrastructure of the Turquoise Ridge Surface.

Power requirements for Turquoise Ridge Underground are purchased outside the local provider system under open-access provisions whereby power is purchased on the open market or from the Western 102 power plant (which is owned and operated by Nevada Gold Mines). Power requirements for Turquoise Ridge Surface, Vista Underground, and the process facilities located at the legacy Twin Creeks property, in addition to the supporting infrastructure, are satisfied by both the TS power plant owned by Nevada Gold Mines (originally built by Newmont and placed into operation in 2008) and grid power from NV Energy.

All material permits and rights to conduct existing operations at the Turquoise Ridge mine have been obtained and are in good standing or were in the process of renewal.

Third Shaft

Production from the Third Shaft, with nameplate hoisting capacity of 5,000 tonnes per day, started in the fourth quarter of 2022 and is included in the current life of mine plan. Together with increased hoisting capacity, the Third Shaft provides additional ventilation for underground mining operations as well as shorter haulage distances. Site preparation for the Third Shaft started in 2017, and shaft sinking to its final depth of 989 meters below the collar was completed between 2019 and 2021. First production skipping from the 2280 level began in the third quarter of 2022 and the Third Shaft was commissioned and substantially completed in the fourth quarter of 2022. In 2023, minor finishing work for stage 6 and the completion of stage 7 change house were completed.

As of December 31, 2023, Barrick has spent $290 million out of an estimated capital cost of approximately $300-$330 million (on a 100% basis) and expects to spend approximately $1 million in 2024, for a total estimated capital cost of $291 million (on a 100% basis).

Environment

The climate in the area of the Turquoise Ridge Complex is a semi-arid, steppe climate characterized by dry, hot summers and cold winters. The Turquoise Ridge Complex operates on a year-round basis and is not regularly affected by climatic conditions.

The Turquoise Ridge Complex maintains several permits for the operation, and tracks permits carefully to ensure ongoing compliance. Nevada Gold Mines environmental staff carry out sampling, monitoring and record keeping, and are involved in permit applications and renewals as required. The Turquoise Ridge Complex is operating in compliance with all applicable regulations and permit requirements as required by federal and state agencies.

In 2023, all activities at the Turquoise Ridge Complex were, and continue to be, in compliance in all material respects with applicable corporate standards and environmental permits and regulations.

As at December 31, 2023, the recorded amount of estimated future reclamation and closure costs that were recorded under IFRS, as defined by IAS 37, and that have been updated each reporting period, was $69 million (100% basis) (as described in Note 2q to the Consolidated Financial Statements). In connection with the reclamation of the mine area, Nevada Gold Mines has provided security as required by governmental authorities.

For additional information regarding Barrick’s environmental initiatives, see “Sustainability”.

Exploration and Drilling

At Turquoise Ridge, Nevada Gold Mines is pursuing the considerable growth potential both near and between the mines. The Turquoise Ridge Complex has two deposits at both ends of an eight-kilometer trend. These two deposits (the legacy Turquoise Ridge and Twin Creeks properties) have a complex geological history with sparsely tested prospective ground between them. Significant work has been done on these deposits since the formation of Nevada Gold Mines, and multiple new targets in what was thought to be a maturing district have started to emerge.

Growth drilling for 2023 focused on building Nevada Gold Mines’ understanding of the upside potential, outboard of the well-known and well-defined mineral reserves, while ensuring timely conversion. At Turquoise Ridge Underground, a total of 16,250 meters was drilled across reserve conversion, resource addition and step-out programs. These step-out programs have highlighted upside potential at depth towards the northeast along the newly identified Cricket Corridor, as well as continued to confirm the potential along the BBT Corridor. To the south, step-out drilling along the BBT Corridor shows open-ended mineralization. Across the valley at the Turquoise Ridge Surface and Vista underground mines, a total of 2,292 and 8,694 meters respectively were drilled. At Vista, the team has identified near-mine opportunities for life of mine extension in 2024. At the Mega open pit, newly identified stacked units of carbonate material was identified in exploration drilling, immediately below the existing resource pit shell. Follow-up drilling is planned for 2024.

Royalties and Taxes

In connection with the formation of Nevada Gold Mines, each of Barrick and Newmont was granted a 1.5% net smelter return royalty over the respective properties they contributed (including Barrick’s 75% interest in the Turquoise Ridge mine and Newmont’s 25% interest in the Turquoise Ridge mine and its interest in Twin Creeks). Each of these “retained royalties” is only payable once the aggregate production from the properties subject to the royalty exceeds the publicly reported reserves and resources as of December 31, 2018. In addition, certain areas within Turquoise Ridge Surface are subject to 2% gross proceeds royalties payable to Royal Gold. Vista Underground and Turquoise Ridge Underground are not subject to any royalties (other than as described above).

The State of Nevada imposes a 5% NPT on the value of all minerals severed in the State. This tax is calculated and paid based on a prescribed net income formula which is different from book income.

The Nevada Legislative Session ended on May 31, 2021 with the passing of AB495, a new mining excise tax applied to gross proceeds. The revenue generated by this new excise tax will be directed towards education. This new tax became effective on July 1, 2021 and is a tiered tax, with a highest rate of 1.1%.

Certain of Barrick’s mineral reserves and operations at Nevada Gold Mines occur on unpatented lode mining claims and mill sites that are on federal lands subject to U.S. federal mining and other U.S. federal and state laws. Changes in such laws, or regulations promulgated under such laws, could affect mine development, expansion, and closure projects. Such changes are frequently and are currently being discussed or at issue before executive and administrative agencies of the U.S. federal government, cases pending in the U.S. federal court system, and in proposed legislation in the U.S. Congress. For more information, see “Legal Matters – Government Controls and Regulations”.

Mining and Processing Information

The following table summarizes certain mining and processing information for the Turquoise Ridge Complex for the period indicated:

	Year ended December 31, 2023[1]	Year ended December 31, 2022[1]

Tonnes mined (000s)	919	1,053

Tonnes of ore processed (000s)	2,608	2,541

Average grade processed (grams per tonne)	4.34	4.26

Ounces of gold produced (000s)	316	282

1	Amounts represent Barrick’s 61.5% share.

The most recent technical report on the Turquoise Ridge mine is the technical report entitled “NI 43-101 Technical Report on the Turquoise Ridge Complex, Humboldt County, Nevada, USA.” dated March 15, 2024 and authored by Nevada Gold Mines. This technical report has been filed on SEDAR+ in accordance with National Instrument 43-101.

The diagram on the following page sets out the design and layout of the Turquoise Ridge Complex.

Legend
Plan of Operations (PoO)
Type
Tailings
Open_Pits
Underground Headframe
Rock Disposal Area (RDA)
Heap_Leach_Facilities
OREGON
IDAHO
Area of Detail
Winnemucca
Battle Mountain
Elko
Wells
West Wendover
Carlin
Lovelock
Reno
Fallon
Austin
Eureka
Ely
Carson City
NEVADA
UTAH
Hawthorne
Tonopah
CALIFORNIA
Las Vegas
ARIZONA
0
100
200
300
Miles
RDA
Vista Underground Portal
Vista Pit
TSF
L8 Leach Pad
Humboldt County
Mega Pit
Twin Creeks
3rd Shaft
Turquoise Ridge
Getchell Pits
Getchell Underground Portal

0 5,000 10,000 15,000 20,000 Feet

0 2,000 4,000 6,000 Meters

Turquoise Ridge/Twin Creeks Facilities

Nevada Gold Mines Land Department

1655 Mountain City Hwy. - Elko, Nevada 89801

This map is the property of Nevada Gold Mines and is for reference only. Locations are approximate.

NEVADA GOLD MINES

Pueblo Viejo Mine

General Information

Project Description

The Pueblo Viejo mine is an open pit, conventional truck and shovel mining operation located in the province of Sánchez Ramírez in the central part of the Dominican Republic, on the Caribbean island of Hispaniola. The mine is approximately 100 kilometers northwest of the national capital of Santo Domingo. As of December 31, 2023, Pueblo Viejo employs approximately 2,900 employees and 3,000 contractors.

The Pueblo Viejo mine is situated on the Montenegro Fiscal Reserve (the “MNFR”), an area specially designated by Presidential Decree for the leasing of minerals and mine development, which covers an area of 7,995 hectares at the head of the Arroyo Margajita Valley in the eastern portion of the Cordillera Central. This includes all of the areas previously included in the Pueblo Viejo and Pueblo Viejo II concession areas, which were previously owned by Rosario Dominicana S.A. (Rosario) until 2002, as well as the El Llagal and new Naranjo TSF areas, the latter of which was approved to be included in the MNFR in 2022. A special lease agreement (“SLA”) between the Dominican State and Pueblo Viejo Dominicana Jersey 2 Limited (formerly Pueblo Viejo Dominicana Corporation, (“PVD”)) governs the development and operation of the Pueblo Viejo mine. The SLA provides PVD with the right to operate the Pueblo Viejo mine for a 25-year period that commenced on February 26, 2008, the date on which PVD delivered the Project Notice under the SLA, as defined therein, with one extension by right for 25 years and a second 25-year extension by mutual agreement of the parties, allowing a possible total term of 75 years. The Pueblo Viejo deposits are located in two major areas, the Monte Negro and Moore pits, as well as other smaller satellite pits. The property is accessible year-round by paved road from Santo Domingo.

Sufficient surface rights have been obtained for current operations at the property. The new Naranjo TSF requires PVD to obtain surface rights in the planned facility location and will require completion of a resettlement program. PVD is in the process of obtaining such rights.

History

Early mining activity at the site dates back to the 1500s. Subsequent to that early mining activity, Rosario Resources commenced mining operations on the property in 1975. In 1979, the Central Bank of the Dominican Republic purchased all foreign-held shares in Rosario Resources and the Dominican Government continued operations as Rosario Dominicana S.A. Gold and silver production from oxide, transitional, and sulfide ores occurred from 1975 to 1999. The mine ceased operations in 1999. In 2000, the Dominican Republic invited international bids for the leasing and mineral exploitation of the Pueblo Viejo minesite. In July 2001, PVD (then known as Placer Dome Dominicana Corporation), an affiliate of Placer Dome, was awarded the bid. PVD and the Dominican Republic subsequently negotiated the SLA for the MNFR, which was ratified by the Dominican National Congress and became effective on July 29, 2003. In March 2006, Barrick acquired Placer Dome and, in May 2006, the companies were amalgamated. At the same time, Barrick sold a 40% stake in the Pueblo Viejo project to Goldcorp (acquired by Newmont in 2019). On February 26, 2008, PVD delivered the Project Notice to the Government of the Dominican Republic pursuant to the SLA and delivered the Pueblo Viejo Feasibility Study to the Government. In 2009, the Dominican Republic and PVD agreed to amend the terms of the SLA. The amendment became effective on November 13, 2009, following its ratification by the Dominican National Congress. The Pueblo Viejo mine achieved commercial production in January 2013. A second amendment to the SLA became effective on October 5, 2013, and resulted in additional and accelerated tax revenues to the Government of the Dominican Republic (see “Royalties and Taxes” below).

Geology

Geological Setting

The Pueblo Viejo deposit consists of high sulfidation or acid sulfate epithermal gold, silver, copper and zinc mineralization that was formed during the Cretaceous Age island arc volcanism. The key areas of mineralization are the Moore and Monte Negro pits with smaller surrounding satellite pits (Cumba, Mejita and ARD1). Exploration work continues to identify additional potential inside the MNFR. Pueblo Viejo is situated in the Los Ranchos Formation, a series of volcanic and volcaniclastic rocks that extend across the eastern half of the Dominican Republic, generally striking northwest and dipping southwest.

Mineralization

The Moore deposit is located at the eastern margin of the Pueblo Viejo member sedimentary basin. Stratigraphy consists of finely bedded carbonaceous siltstone and mudstone (PV sediments) overlying mainly quartz bearing facies (volcaniclastic and pyroclastic flow), which are underlain by horizons of andesitic facies (basaltic-andesite flows) and intrusive and pyroclastic flow. The Monte Negro deposit is located at the northwestern margin of the sedimentary basin. Stratigraphy consists of interbedded carbonaceous sediments ranging from siltstone to conglomerate that are interlayered with volcaniclastic flows. Metallic mineralization in the deposit areas is primarily pyrite with lesser amounts of sphalerite and enargite. Pyrite mineralization occurs as disseminations, layers, replacements and veins. Sphalerite and enargite mineralization are primarily in veins with pyrite, but disseminated sphalerite has also been noted in core. The mineralization extends for 2,800 meters north-south and 2,500 meters east-west and extends from the surface to 500 meters in depth.

Mining Operations

Production and Mine Life

The Pueblo Viejo mine is an open pit, conventional truck-and-shovel mining operation. It achieved commercial production in January 2013 and completed its ramp-up to full design capacity in 2014. Current mining operations will supplement fresh ore from the Monte Negro and Moore pits with stockpiled ore to deliver the increased throughput rates contemplated in the process plant expansion.

Based on the existing tailings facility and the completion of the process plant expansion in 2023, mining activity at Pueblo Viejo of fresh ore can continue until at least 2027. Additional tailings capacity (not directly related to the process plant expansion) will allow Barrick to extend the life of mine beyond the 2040s. The process plant expansion and mine life extension project at Pueblo Viejo are discussed in further detail below.

Pueblo Viejo produced 335,482 ounces of gold in 2023 (Barrick’s 60% share).

Processing

Gold and silver are recovered through pressure oxidation (autoclave) of whole ore followed by hot cure and hot lime boil, prior to cyanidation of gold and silver in a CIL circuit.

Following completion of the plant expansion, the process plant is now designed to process approximately 30,000 tonnes per day of run-of-mine refractory ore. The primary unit operations are crushing, grinding, flotation, high-pressure oxidation, washing, neutralization and CIL circuits. The flotation circuit is used to increase sulfide grade from 6.85% to 9.8%, and the design basis for the oxygen plant is to provide the oxygen required to oxidize approximately 109 tonnes per hour of sulfides. This is equivalent to 1,110 tonnes per hour of autoclave feed containing 9.8% sulfide sulfur, assuming a design factor of 2.2 tonnes of oxygen per tonne of sulfides. Lower sulfide ores are often fed to the plant resulting in higher tonnage, often well over 30,000 tonnes per day.

Copper is a by-product from the processing plant which was produced as a copper sulfide concentrate through the injection of hydrogen sulfide gas into a solution containing copper ion.

Infrastructure, Permitting and Compliance

The tailings storage area is located in the El Llagal valley, approximately four kilometers south of the plant site. The Lower Llagal tailings storage area, made up of one main dam and three saddle dams, will contain part of the potentially acid generating (“PAG”) waste rock generated over the life of the Pueblo Viejo mine as well as process tailings up to approximately 2027, at which point the tailings and waste rock storage will transition to the new Naranjo TSF. In addition to solids storage, the tailings facility is sized to provide storage for an operating pond and for extreme precipitation events. Additional tailings impoundment capacity, as required by the resource base, is being studied and is expected to be implemented as described in further detail below. The mine is situated in a seismically active area. The design of the dams at the site was based on the maximum credible earthquake criteria.

The process plant expansion and mine life extension project is designed to increase throughput to approximately 14 million tonnes per annum, allowing the mine to maintain minimum average annual gold production of approximately 800,000 ounces after 2022 (100% basis), and extend the life of mine beyond the 2040s with the incorporation of the new Naranjo TSF. PVD completed a pre-feasibility study for the new Naranjo TSF, adding 6.5 million ounces of attributable proven and probable reserves, net of depletion.

The process plant expansion flowsheet includes an additional primary crusher, coarse ore stockpile and ore reclaim delivering to a new single stage semi-autogenous (“SAG”) mill, and a new flotation circuit that concentrates the bulk of the sulfide ore prior to oxidation. The concentrate is blended with fresh milled ore to feed the modified autoclave circuit, which has additional oxygen supplied from a new 3,000 tonnes-per-day facility. The existing autoclaves were upgraded to increase the sulfur processing capacity of each autoclave through additional high-pressure cooling water and recycle flash capability using additional slurry pumping and thickening.

The construction and commissioning activities for the plant expansion were substantially completed by the end of 2023, with both of the new oxygen plants as well as the fine grind mill (Vertimill) now operational. Premature equipment failures encountered early in commissioning were resolved in collaboration with the original equipment manufacturers, including a new agitator gearbox design installed on all the flotation cells. Ramp-up for the plant expansion is ongoing into early 2024.

At the start of the fourth quarter of 2023, Pueblo Viejo experienced a structural failure of the crushed ore stockpile feed conveyor. While the reconstruction work is underway, the new SAG mill is being fed through smaller mobile crushers and a temporary conveyor system running from the gyratory crusher, albeit at a reduced rate. This reconstruction is expected to be completed in the second quarter of 2024, which will allow the plant to reach full throughput. During the first quarter of 2024, the focus will be on the continued stability and optimization of the flotation circuit.

The technical and social studies for the new Naranjo TSF continued to advance in 2023. The Environmental and Social Impact Assessment (“ESIA”) was completed and submitted during the fourth quarter of 2022 in accordance with the Dominican Government’s terms of reference. Approval of the ESIA was received from the Dominican Government during the second quarter of 2023. A comprehensive site investigation program (including geotechnical drilling) is continuing as planned to support the current feasibility study phase, which is expected to be completed by the third quarter of 2024. Detailed design will then follow after the feasibility study, with a planned completion date for all engineering studies by mid-2025. The development of a new town and housing complex to resettle families displaced by the new

Naranjo TSF is also progressing, with road conditioning completed on the east side of the property and house construction in progress.

As at December 31, 2023, Barrick has spent $1,027 million on the plant expansion and mine life extension project (100% basis). The estimated capital cost of the plant expansion and mine life extension project is approximately $2.1 billion (100% basis), which includes the new Naranjo TSF.

The Hatillo and Hondo Reservoirs supply fresh water for the process plant. Reclaimed water from the El Llagal tailings containment pond is used as a supplementary water supply.

Operational power requirements vary, but are generally less than 200 megawatts at 24,000 tonnes per day. In 2013, PVD commissioned a 218 megawatt Wartsila combined cycle reciprocating-engine power plant, together with an approximately 72-kilometer transmission line connecting the plant to the minesite. The power plant is located near the port city of San Pedro de Macoris on the south coast and will provide the long-term power supply for the Pueblo Viejo mine. The plant is dual fuel and was converted to natural gas from heavy fuel oil in 2020. In 2019, PVD signed a 10-year natural gas supply contract with AES Andres DR, S.A. (“AES”) in the Dominican Republic. AES also completed a new gas pipeline to the facility. The power plant began supplying power to the mine using natural gas in the first quarter of 2020. See “Sustainability – Climate Resilience” for information on the GHG emissions reductions associated with the conversion of the facility.

All material permits and rights to conduct existing operations at the Pueblo Viejo mine and power plant facilities have been obtained and are in good standing. Certain permits related to the construction of the Naranjo TSF are in the process of being prepared for submission to the relevant government authorities.

Environment

Elevation at the minesite ranges from 565 meters at Loma Cuaba to approximately 65 meters at the Hatillo Reservoir. The site is characterized by rugged and hilly terrain covered with subtropical wet forest and scrub cover. The region has a tropical climate with little fluctuation in seasonal temperatures. The heaviest rainfall occurs between May and October.

The Pueblo Viejo minesite is affected by a number of significant legacy environmental issues resulting from the conduct of operations at the site prior to Barrick’s involvement in the mine. Under the terms of the SLA, the Dominican State is obligated, at its sole cost and expense, to remediate and rehabilitate, or otherwise mitigate all historic environmental matters. Subject to the verification of certain conditions, PVD has agreed to act as an agent of the Dominican State to remediate the historical environmental liabilities of the State. PVD has agreed to cover the capital costs related to such remediation up to $75 million. In addition, upon PVD giving the Dominican State a Project Notice, which was issued by PVD in 2008 under the SLA, PVD assumed the responsibilities for all historic environmental matters within the boundaries of the “Development Areas”, except for hazardous substances at the Rosario’s plant site which remain the responsibility of the Dominican State. Furthermore, the Dominican State is required under the SLA, in compliance with the applicable Environmental and Social Guidelines and Policies and at its sole cost and expense, to relocate and pay all indemnification and other compensation due to certain persons with valid claims to land within the MNFR. Under the SLA, PVD and the Dominican State were required to come into compliance with the historic environmental mitigation and remediation matters, for which they are responsible under that agreement, by November 2014. PVD achieved compliance by that deadline. In the second half of 2016, PVD was contracted to act as an agent of the Dominican State to carry out activities for which the Dominican State is responsible under the SLA pursuant to the Environmental Management Plan of the State (Plan de Administración del Estado). The requisite environmental permits were received in November 2016 to carry out the first stage of the closure plan, which focuses on dewatering, buttressing, and improving the stability of the old Mejita tailings facility. Dewatering of the old Mejita tailings facility was completed in 2018, as well as the geotechnical investigation program. In 2020, the

Environmental Management Plan of the State (Plan de Administración del Estado) achieved progress for the Mejita tailings cover component, with work occurring mainly at the north and central ponds. Progress was also made on the buttress excavation and phase 1 was completed in 2021.

In 2023, PVD’s activities at the Pueblo Viejo mine were, and continue to be, in compliance in all material respects with applicable corporate standards and environmental regulations.

As at December 31, 2023, the recorded amount of estimated future reclamation and closure costs that were recorded under IFRS, as defined by IAS 37, and that have been updated each reporting period, was $109 million (100% basis) (as described in Note 2q to the Consolidated Financial Statements). In addition, an environmental reserve fund has been established in an offshore escrow account, as required by the SLA, and funded by PVD during operations until the funds are adequate to discharge PVD’s closure reclamation obligations.

Exploration and Drilling

As of December 31, 2023, the drill hole databases feature a total of 28,053 drill holes, amounting to approximately 1,595 kilometers of drilling. RC grade control data predominates, accounting for roughly 79% of the total drilling meters and 94% of the total number of drillholes. This database is used to support the development of mineral resources for the Pueblo Viejo property. The drill hole spacing is variable, ranging from 10 to 30 meters for grade control programs and 50 to 100 meters for exploration or condemnation programs.

During 2023, three drilling programs were advanced, with a total of 2,718 meters drilled. The first program was at Main Gate, where 579 meters were drilled by reverse air blast system. This program, which identified isolated low-grade mineralization, will be suspended during 2024 until its potential impact on the life-of-mine is understood. The second program was at Arroyo de Rey, where 1,327 meters were diamond-core drilled. As this program did not validate continuity of the mineralization identified in 2022 at surface and depth, the program was terminated and the area condemned. The third program was at the Zambrana target, where 811 meters were diamond-core drilled in phase 1. At this target, low-grade mineralization was validated in oxide mineralization and with a second infill-drilling program planned during 2024 to validate the potential for economic mineralization. Additional drilling of non-metallic targets for construction material and limestone is also required in the Hatillo and Maimon Formations.

Royalties and Taxes

Under the SLA, PVD is obligated to make the following payments to the Dominican Republic: a net smelter return royalty of 3.2% based on gross revenues less some deductible costs (royalties do not apply to copper or zinc); a net profits interest of 28.75% based on an adjusted taxable cash flow; a corporate income tax of 25% based on adjusted net income; a withholding tax on interest paid on loans and on payments abroad; and other general tax obligations. The SLA tax regime includes a stability clause.

A second amendment to the SLA became effective on October 5, 2013, resulting in additional and accelerated tax revenues to the Dominican Government. The second amendment to the SLA includes the establishment of a graduated minimum tax, which is adjusted up or down every three years based on a financial model prepared by PVD and subject to Government approval. Based on provisions of the SLA, PVD submitted the financial model underpinning the graduated minimum tax rates for the period from 2023 through 2025 in December 2022. This model was approved by the Ministry of Energy and Mines in March 2023. Based on the approved model, the relevant tax authorities established the minimum tax rates for 2023 through 2025 (see “Legal Matters – Government Controls and Regulations”). The next update to the model is expected to be submitted in December 2025 and will set the minimum tax rates for 2026 through 2028.

As part of PVD’s commitment to support the Dominican Republic Government during the Covid-19 pandemic, in October 2020, PVD agreed to advance payment of certain royalties to be paid between 2021 and 2023 for a total of $142 million. The final payment under this agreement was made in June 2021.

Streaming Transaction

On September 29, 2015, Barrick closed a gold and silver streaming transaction with Royal Gold for production linked to Barrick’s 60% interest in the Pueblo Viejo mine. Royal Gold made an upfront cash payment of $610 million and will continue to make cash payments for gold and silver delivered under the agreement. The $610 million upfront payment is not repayable and Barrick is obligated to deliver gold and silver based on Pueblo Viejo’s production. Barrick has accounted for the upfront payment as deferred revenue and recognizes it in earnings, along with the ongoing cash payments, as the gold and silver is delivered to Royal Gold. Barrick will also be recording accretion expense on the deferred revenue balance as the time value of the upfront deposit represents a significant component of the transaction.

Under the terms of the agreement, Barrick sells gold and silver to Royal Gold equivalent to: (i) 7.5% of Barrick’s interest in the gold produced at Pueblo Viejo until 990,000 ounces of gold have been delivered, and 3.75% thereafter; and (ii) 75% of Barrick’s interest in the silver produced at Pueblo Viejo until 50 million ounces have been delivered, and 37.5% thereafter. Silver is delivered based on a fixed recovery rate of 70%. Silver above this recovery rate is not subject to the stream. As at December 31, 2023, approximately 343,000 ounces of gold and 12 million ounces of silver have been delivered. There is no obligation to deliver gold or silver under the agreement if there is no production from Pueblo Viejo.

Barrick receives ongoing cash payments from Royal Gold equivalent to 30% of the prevailing spot prices for the first 550,000 ounces of gold and 23.1 million ounces of silver delivered. Thereafter, payments will double to 60% of prevailing spot prices for each subsequent ounce of gold and silver delivered. Ongoing cash payments to Barrick are tied to prevailing spot prices rather than fixed in advance, maintaining exposure to higher gold and silver prices in the future.

Mining and Processing Information

The following table summarizes certain mining and processing information for the Pueblo Viejo mine for the period indicated:

	Year ended December 31, 2023[1]	Year ended December 31, 2022[1]

Tonnes mined (000s)	18,074	19,754

Tonnes of ore processed (000s)	5,332	5,669

Average grade processed (grams per tonne)	2.39	2.68

Ounces of gold produced (000s)	335	428

1	Barrick’s 60% share.

The most recent technical report on the Pueblo Viejo mine is the technical report entitled “Technical Report on the Pueblo Viejo Mine, Dominican Republic” dated March 17, 2023 and authored by Mike Saarelainen, Chad Yuhasz, Richard Quarmby, Neil Bar and Bill Burton. This technical report has been filed on SEDAR+ in accordance with National Instrument 43-101.

The Company has extensive operating experience in the Dominican Republic. Nevertheless, operating in emerging markets, such as the Dominican Republic, exposes the Company to risks and uncertainties that do not exist or are significantly less likely to occur in other jurisdictions such as the United States or Canada, such as the SLA negotiations described above. As an emerging market, additional risks and uncertainties are applicable to Barrick’s operations in the Dominican Republic. For additional details, see “Foreign investments and operations”, “Permitting and government relations”, “Inflation”, “Joint ventures”, “Security and human rights”, “Community relations and license to operate”, “Government regulation and changes in legislation” and “U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws” in “Risk Factors”.

While all risks cannot be mitigated or eliminated, the Company manages and mitigates controllable risks at its Pueblo Viejo operation through the consistent application of a variety of corporate governance structures and processes that are materially the same as those applied at its other operations located in developed markets. For additional details, see “Narrative Description of the Business – Operations in Emerging Markets: Corporate Governance and Internal Controls”.

The diagram on the following page sets out the design and layout of the Pueblo Viejo mine.

N
Hatillo Dam
Pump Barge
Booster Station
Hondo Waste Dump
Low Grade Stockpile
Cumba Waste Dump
Medium Grade Stockpile
Hondo ARD (Project)
Taino Fresh Water Dam
Monte Negro Pit
Mejita Pit
Emulsion Plant
Cacaos Waste Dump
Moore Pit
Process Plant
Quemados Waste Dump
ARD1
Power Line_SPM-PV
San Juan Quarry
Mejita GRA
Lagunas Limited
Las Lagunas Quarry
Montenegro Fiscal Reserve
Limestone Stockpiles
Power Line Piedra Blanca-PV
HR7 Waste Dump
TSF Llagal
Naranjo TSF (Project)
Diorite Quarry
Development Boundary
BARRICK
PUEBLO VIEJO JV
Santiago
San Francisco de Macoris
Santo Domingo
Legend
Development Boundary
Fiscal Reserve Montenegro
Pits
Quarries
No Acid Generating Dump
Potential Acid Generating Dump
Stockpile Ore & Limestone
ARD
Flooding area
Excluded Area
Pueblo Viejo
0 0.450.9 1.8 2.7
Kilometers

Kibali Mine

General Information

Project Description

The Kibali gold mine (“Kibali”) is located in the northeast of the DRC in the Haut Uélé Province approximately 1,800 kilometers northeast of the capital city of Kinshasa, approximately 560 kilometers northeast of the capital of the Orientale Province, Kisangani, 1,800 kilometers from the Kenyan port of Mombasa, 1,950 kilometers from the Tanzanian port of Dar es Salaam, and 150 kilometers west of the Ugandan border town of Arua, near the international borders of Uganda and Sudan. Personnel access to Kibali is commonly through charter flight directly to site from Entebbe, Uganda which is served daily by commercial flights from European cities. Road access is available from Kampala, Uganda and is approximately 650 kilometers, which provides the primary route for the operational supply chain.

The mine has approximately 2,100 employees and 4,000 contractors.

Kibali consists of multiple mineral deposits, including: KCD, Sessenge, Sessenge SW, Gorumbwa, Pakaka, Kombokolo, Pamao & Pamao South, Makoke, Mengu Hill, Mengu Village, Megi-Marakeke-Sayi, Kalimva, Ikamva, Aerodrome, Rhino and Oere. The Kibali permit covers an area of approximately 1,836 square kilometers.

Kibali Goldmines SA (“Kibali Goldmines”), a joint venture company between Barrick, AngloGold Ashanti Limited (“AngloGold”), and Société Minière de Kilo-Moto SARL (formerly Offices des Mines d’Or de Kilo-Moto) (“SOKIMO”), has been granted ten Exploitation (Mining) Permits under the DRC Mining Code (2002), eight of which are valid until 2029 and two of which are valid until 2030. The current life of mine plan for Kibali’s mineral reserves extends beyond these dates.

Pursuant to the DRC Mining Code (2002), to keep mining concessions in good standing, concession holders are required to pay certain permit fees and annual surface rights fees. All of the Exploitation (Mining) Permits are in good standing. Sufficient surface rights have been obtained for current operations at the property.

History

Moto Goldmines Limited (“Moto”), the previous operator of the Kibali project, acquired a 70% interest in the Kibali project in 2004 from SOKIMO. Moto completed a pre-feasibility study in 2006, a feasibility study in 2007, and an optimized feasibility study in 2009.

In 2009, Randgold and AngloGold entered into a 50/50 joint venture, which acquired all of the issued share capital of Moto and, as a result, Moto’s 70% interest in the Kibali project. Later in 2009, the joint venture acquired an additional 20% interest in the Kibali project from SOKIMO, giving Randgold a 45% interest in Kibali. On January 1, 2019, Barrick acquired Randgold’s 45% interest in Kibali by virtue of the Merger. Barrick is the operator of Kibali.

Geology

Geological Setting

The Kibali deposits are hosted within the Kibali Greenstone Belt (otherwise referred to as Moto granite-greenstone terrane), bounded to the north by the West Nile Gneiss and to the south by plutonic rocks of the Watsa district. The Kibali Greenstone Belt is an elongate west-northwest-east-southeast trending terrane containing Archean aged volcano-sedimentary conglomerate, carbonaceous shales, siltstone, banded iron formations, sub aerial basalts, mafic intermediate intrusions (dykes and sills) and multiple intrusive phases that range from granodiorite to gabbroic in composition. Based on textures and types of lithologies present in the stratigraphy, the rocks within the Kibali permit area are interpreted as having been laid down in an aqueous environment.

The majority of the primary lithologies are clastic (sedimentary) in origin, possibly being developed in a regional extensional environment such as a rift graben or half graben. At Kibali, the gold deposits are largely hosted in siliciclastic rocks, banded iron formations, and cherts that were metamorphosed under greenschist facies conditions, situated along a curvilinear zone 20 kilometers long and up to one kilometer in width, known as the “KZ Trend”. Gold mineralization is concentrated in gently northeast to north-northeast-plunging fold axes whose orientations are generally parallel with a prominent lineation in the mineralized rocks.

The Kibali deposits differ from many orogenic gold deposits as they are hosted within a thrust stack sequence with ductile to brittle-ductile deformational structures and a complex folding history. There are two principal structure sets: northwest-southeast striking, northeast dipping thrust faults and a series of sub-vertical northeast-southwest shear structures both of which, in association with the folding, are considered important mineralizing controls. Unlike many other orogenic gold deposits, mineralization within the Kibali district typically lacks significant phases of quartz-rich veins.

Mineralization

The mineralized deposits of the Kibali district are associated with halos of quartz, ankerite, and sericite (ACSA-A) alteration that extend into the adjacent rocks.

The KCD deposit is the principal mineralized occurrence along the Sessenge-KCD Trend. It consists of five semi-vertically stacked lodes (3000, 5000, 9000, 11000 and 12000), hosted within the volcano-sedimentary units. The location of the individual lodes within the KCD deposit are intimately controlled by the position, shape, and orientation of a series of gently northeast-plunging tight to isoclinal folds. The lodes may be linked genetically by large-scale recumbent folding developed between two bounding northeast trending structures. Higher grade developed in zones of strong to intense alteration that overprinted and texturally-destroyed previous breccia, foliation and lithological textures. These are broadly categorized as the 3000 lodes, 5000 lodes, and the 9000 lodes, all of which plunge towards the northeast at low to moderate angles.

Both the Gorumbwa and Kombokolo deposits occur along a northeast trending mineralized corridor located 800 meters to the west of the main Sessenge-KCD structural zone. Both deposits are considered to be formed from the same mineralizing event, with similar alteration and structural characteristics to the KCD deposit but significantly smaller in size.

The Rhino and Agbarabo deposits located further to the north of the KCD deposit are positioned within smaller and more open folds with a similar north-eastward plunge. These satellite deposits exhibit mineralization primarily along a banded iron formation (“BIF”) horizon’s base, suggesting it acted as an aquiclude in confining hydrothermal fluids primarily to the underlying rocks. Multiple mineralized lenses are open down-plunge but characterized by a generally narrow width (30-50 meters).

The Mengu Hill deposit lies on the KZ North structure, to the northwest of Pakaka and to the south of Mofu-Oere. The mineralized lens is cigar-like in shape and plunges shallowly to the north-northeast. Mineralization remains open down plunge.

The Aerodrome-Pakaka-Pamao deposits are located along the KZ North trend, in the gently north-northeast- to east-dipping shear zone. The presence of significant arsenopyrite at Pakaka distinguishes it from other deposits and prospects along the northern half of the KZ Trend. The structures combine to produce a broad northeast plunging open anticlinal structure, with Pamao on the west limb, and Pakaka on the east. The weathering profile at Pakaka is relatively deep up to 70 meters.

The Mengu Village deposit is located near the northwest end of the Pakaka-Mengu Trend. The mineralization is tabular in form, trending northwest and dipping shallowly to the northeast, and is hosted by conglomerates with thin ironstone and carbonaceous shale intercalations.

The Megi-Marakeke-Sayi deposit comprises three individual deposits, Megi, Marakeke, and Sayi, separated by lower grade mineralization but are mined in a single open pit. The Megi-Marakeke-Sayi deposit occurs as multiple tabular lenses that trend northwest and dips gently to the northeast.

The Kalimva/Ikamva and Oere deposits are all located along the major lineament of the KZ North Trend, north of Mengu Hill. These deposits are broadly similar in geology. The mineralized lodes in Kalimva, show a shallowly north-northeast-plunging ore-shoot along a moderate to steeply east-dipping structure locally called the Kalimva Deformation Zone and interpreted as an equivalent of the Ikamva deposit.

Mining Operations

Production and Mine Life

Open pit mining takes place in a number of satellite pits over approximately 20 kilometers. Some of the pits are relatively shallow and have a short mine life of two years or less, such as Aerodrome, while others are deeper and have a longer life of more than two years, such as Sessenge, Pamao, Pakaka, Gorumbwa, Kalimva/Ikamva, Megi-Marakeke-Sayi and KCD. Mining has now been completed at the Mofu (2015), Mengu Hill, Kombokolo and Rhino (2016) pits.

As of December 31, 2023, the operational pits were Pamao, Gorumbwa, Sessenge and Aerodrome. Open pit mining is conducted by the contractor Kibali Mining Services, a local DRC company, using either free-dig or conventional drill, blast, load, and haul methods. The mining equipment is ultimately jointly owned by Barrick and the contractor’s parent company, the Bouygues Group.

From 2024 onwards, open pit production will come from the Sessenge, Sessenge SW, Aerodrome, Pamao, Gorumbwa, Megi-Marakeke-Sayi, Kalimva, Ikamva (including Ikamva East), Oere, Pakaka, Rhino, Mengu Hill and KCD deposits. As all of the pits are characterized by the presence of a near-surface groundwater table with the potential for high groundwater inflows into the pits, a system of pumping and dewatering trenches is established prior to the commencement of mining in each of the pits, preventing the inflow of any surface water to the active mining areas.

The upper levels of the open pits are usually in weathered material, which typically is free digging material. Once fresh (unweathered) rock is encountered, drilling and blasting is required. Free digging in the upper levels uses 5 meter high benches, with 10 meter benches used for drilling and blasting operations.

The Kibali KCD underground mine is designed to extract the KCD deposit directly beneath the KCD open pit. A 50-meter crown pillar separates the pit bottom from the top of the underground mine. The Kibali underground mine is a long-hole stoping operation producing at a rate of approximately 3.8 million ore tonnes per year. Initial production was truck hauled by a twin decline to surface.

Development of the underground mine commenced in 2013. Stoping within the upper levels commenced in 2015, utilizing the twin surface decline system for the trucking of ore to surface. A vertical production shaft (751 meters deep) completed commissioning in December 2017 and ramped up to full production during 2018. From 2018 onwards, the majority of ore is hoisted to the surface via the shaft. The decline to surface is used to haul from some of the shallower stopes and to supplement shaft haulage as well as to provide ready access for plant and equipment. A major pump station has been installed near the shaft bottom with redundant capacity in the pumps and pipelines to the surface.

A significant portion of the capital and access development for the mine is in place. To date 48,053 meters of capital and access development has been completed. The current life of mine plan contains a further 16,857 meters of capital lateral development based on mineral reserves.

The underground mining operations have been operated by Kibali staff since 2018. Mining methods are variants of long hole open stoping with cemented paste fill.

Ore from stopes is loaded (both by tele-remote and conventional manual loaders) from the stopes into the eight ore passes via finger raises on the respective levels. This ore is then transferred by autonomous load haul dumpers into two coarse ore bins and then into two primary crushers, followed by two fine ore bins and independent skip loadout conveyors near the shaft bottom.

There have been no significant geotechnical failures in the active underground mining area and the rock mass model classified the rock mass as good. In addition, the life of mine deformation and stability assessment forecasts minor to locally moderate damage, which suggests mostly good mining conditions in general.

Based on current reserves, the Kibali open pit and underground operations are expected to continue until 2037. The addition of future open pit mineral reserves from additional exploration sites has the potential to extend open pit mining beyond 2037. The addition of future underground mineral reserves from resource conversion, such as at the 5,000 down plunge extension and 11,000 lodes, have the potential to extend underground mining beyond 2037. Kibali produced a total of 762,851 ounces of gold in 2023, of which Barrick’s share was 343,283 ounces of gold.

Processing

The Kibali gold processing plant comprises two largely independent processing circuits, the first one designed for oxide and transition ores and the second for sulphide refractory ore. However, both circuits are designed to process sulphide ore when the oxide and transition ore sources are no longer available. The circuit comprises crushing, ball milling, classification, gravity recovery, a conventional CIL circuit, flash flotation and conventional flotation, together producing a concentrate which goes to ultra-fine-grinding and a dedicated intensive cyanide leach.

The processing plant rated throughput is 3.6 million tonnes per annum of soft oxide rock ore through the oxide circuit and 3.6 million tonnes per annum of primary sulphide rock ore through a parallel sulphide circuit. Once the plant is sulphide only, the designed capacity is 7.2 million tonnes per annum of sulphide ore. The process plant has demonstrated improvements in throughput capability, performing beyond designed capacity at consistent recovery performance. Overall, the actual process plant gold recovery in 2023 met design standards at an average rate of 89.8%.

Infrastructure, Permitting and Compliance

The primary source of raw water supply is rain and spring water catchments with top-up from a borehole system and a final backup from the Kibali River. Raw water is collected and stored in the raw water dam, which has a storage capacity of 9,500 cubic meters. The processing plant requires approximately 33,000 cubic meters of water per day, which is sourced by reclaiming water from Kibali’s two TSFs.

Since there is no national grid power supply to the site, Kibali is dependent on its own power generation facilities. The power supply currently comes from a mix of on-site, high-speed diesel generator sets and three off-site hydropower stations (Nzoro II, Ambarau and Azambi). The hydropower system has a combined potential total peak capacity of approximately 43 megawatts and has backup installed capacity for approximately 43 megawatts of thermal generation.

All material permits and rights to conduct existing operations at the Kibali operations have been obtained and are in good standing.

Environment

An environmental management plan is in place, and the Kibali operations are ISO 14001:2015 certified and independently audited to continuously improve environmental management. The site is also audited against the requirements of the ICM Code and also fully compliant to GISTM standards in 2023.

Waste rock is generated and disposed of on Waste Rock Dumps that are located adjacent to the open pits and underground shaft.

Tailings are generated from the plant and disposed of in two separate TSFs – the unlined flotation TSF and a lined cyanide TSF, to protect infiltration of contaminants into the groundwater.

Commissioning of a cyanide recovery plant for the cyanide tailings stream commenced in 2023. Once the acidification circuit is complete and optimized, the process for Kibali to achieve ICM Code certification will commence.

Although the original vegetation has been largely transformed through human activity, three plant species (Albizia (albizia ferruginea), Guarea Cedrate and Preygota Beguaertii) were recorded within the Kibali permit which are considered to be of conservational significance. The Company’s reforestation program results in the planting of more than 10,000 indigenous trees each year.

In 2023, all of Kibali’s activities were, and continue to be, in compliance in all material respects with applicable corporate standards and environmental regulations.

As at December 31, 2023, the recorded amount of estimated future reclamation and closure costs that were recorded under IFRS, as defined by IAS 37, and that have been updated each reporting period, was $31 million (Barrick’s 45% attributable share was $14 million) (as described in Note 2q to the Consolidated Financial Statements).

Exploration and Drilling

The focus of exploration at Kibali in 2023 was on resource replacement and additions, reviewing and testing opportunities and potential within and outside the known deposits and testing extensions down plunge for underground potential.

During 2023, the exploration drill program defined a new inferred mineral resource for the 11000 lode of the KCD deposit from underground as well as a new inferred mineral resource for Gorumbwa Underground. New indicated mineral resources were added on the 3000, 5000 and 9000 lodes in the KCD underground and at the Oere and Ikamva satellite open pits. A number of deposits including Oere, Agbarabo-Rhino and Mengu Hill also underwent drilling programs to test the down plunge continuity for underground opportunity. RC and diamond drilling were also conducted on early-stage targets, including Makoro and Zambula. A total of 188,203 meters of diamond drill core in 1,439 holes and 206,476 meters of RC in 4,313 holes were drilled from surface exploration and grade control drilling programs in 2023.

Future greenfields exploration will continue to involve testing of grassroots targets identified by the 2018 stream sediment survey. Follow-up works including geological mapping, local soil sampling grids and rock chip channel sampling will be focused at Abimva and Marabi. If successful, targets will be tested with further drilling. Additional anomalous catchments, together with the newly generated targets, will be tested during the next three to five years to sustain a level of exploration target turnover that ultimately supports the mine’s depletion replenishment pipeline for several years. Other planned works include continuing to drill test the potential highlighted at Zambula and Zakitoko. A follow-up program will also be conducted based on results of the first phase of drilling. Aindi Watsa will also be reviewed geologically to highlight potential opportunity to test further and a geophysical survey is planned for Makoro to highlight potential under the thick cover before follow-up works.

Further brownfields exploration at the current underground drilling at KCD is aimed at defining additional extensions to mineralization to increase the underground mineral resources and mineral reserves over the next five years. Drilling is ongoing from dedicated exploration drill drives particularly in the down and up plunge of the 3000 lodes and down plunge of the 5000, 9000, and 11000 lodes. Gorumbwa deep drilling will continue to test for down plunge continuity of the inferred mineral resources. Brownfields exploration will also continue across a number of satellite pits and deposits, including Mengu Hill, Oere and Agbarabo-Rhino. These pits and deposits will be drill tested for down plunge extensions to mineralization and to evaluate their economic viability for further smaller satellite underground operations to support the mine life extension outside of the existing mine life.

Combined exploration efforts are planned to target the delineation of satellite deposits within the gaps between and along the structural corridors of existing mineral resources and mineral reserves. This is planned with the goal of identifying and evaluating additional targets to add to the open pit and underground mineral resources and mineral reserve, maintaining a robust depletion replenishment pipeline for several years. In addition, a framework program is planned to test the geological concepts and targets generated north-west of the main KCD mineralized corridor, with potential for near mine resources.

In all, a total of approximately 59,661 meters diamond drilling and 165,635 meters RC of exploration and grade control drilling is planned at Kibali in 2024.

Royalties and Taxes

The DRC Mining Code (2002) and associated regulations have been amended with an updated Mining Code which came into force on March 9, 2018 (the “DRC Mining Code (2018)”) and the related amended mining regulations which came into force on June 8, 2018.

The following changes made to the DRC Mining Code (2002) in 2018 introduced a series of changes at Kibali: (i) royalty charges were increased from 3.5% to 4.7%, which is not anticipated to materially impact the life of mine profitability; (ii) various increases in import and other duties from 4% to 7% depending on consumable type, which is not anticipated to materially alter the life of mine profitability; and (iii) a super-tax profit has been promulgated based on the feasibility study prepared at the time the approval was given for the construction of the Kibali project and accordingly, such a tax would only apply if the average annual gold price was in excess of $2,000 per ounce.

Full payment has been made on all taxes required by the Government to date. All payments were made under duress in order to protect Kibali’s acquired and vested rights under the DRC Mining Code (2002). See “Legal Matters – Government Controls and Regulations”.

In the first quarter of 2024, Kibali received VAT assessments amounting to $152 million (including penalties) covering the period from 2019 to 2022. The Company believes the assessments are without merit and intends to challenge them. Kibali has lodged deposits totaling $8.9 million with the tax authorities in order to dispute the assessments.

Mining and Processing Information

The following table summarizes certain mining and processing information for the Kibali mine for the period indicated (Barrick’s 45% share):

	Year ended December 31, 2023	Year ended December 31, 2022

Tonnes mined (000s)	17,837	16,649

Tonnes of ore processed (000s)	3,700	3,495

Average grade processed (grams per tonne)	3.21	3.39

Ounces of gold produced (000s)	343	337

The most recent technical report on the Kibali gold mine is the technical report entitled “Technical Report on the Kibali Gold Mine, Democratic Republic of the Congo”, with an effective date of December 31, 2021 and an issue date of March 18, 2022, authored by Rodney B. Quick, Simon Bottoms, Christopher Hobbs, Graham E. Trusler, Thamsanqa Mahlangu, Shaun Gillespie and Ismail Traore. This technical report has been filed on SEDAR+ in accordance with National Instrument 43-101.

The Company has extensive operating experience in the DRC. Nevertheless, operating in emerging markets, such as the DRC, exposes the Company to risks and uncertainties that do not exist or are significantly less likely to occur in other jurisdictions such as the United States or Canada. As an emerging market, additional risks and uncertainties are applicable to Barrick’s operations in the DRC. For additional details, see “Foreign investments and operations”, “Permitting and government relations”, “Inflation”, “Joint ventures”, “Security and human rights”, “Artisanal and illegal mining”, “Community relations and license to operate”, “Government regulation and changes in legislation” and “U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws” in “Risk Factors”.

While all risks cannot be mitigated or eliminated, the Company expects to manage and mitigate controllable risks at its DRC operation through the consistent application of a variety of corporate governance structures and processes that are materially the same as those applied at its other operations located in developed markets. For additional details, see “Narrative Description of the Business – Operations in Emerging Markets: Corporate Governance and Internal Controls”.

The diagram on the following page sets out the design and layout of the Kibali gold mine.

Ikamva Waste Dump
Ikamva Pit
Kalimva Waste Dump
Kalimva Pit
Oere Waste Dump
Oere Pit
Mofu Pit
Mengu Hill Waste Dump
Mengu Hill Pit
Megi-Marakeke-Sayi Pit
Pamao Pits
Megi-Marakeke-Sayi
Waste Dumps
Pakaka Pit
Pakaka Waste Dump
Pamao Waste Dump
Aerodome Pit
Mine Village
Airstrip
Rhino Pit
Tailings
Kombokolo Pit
Gorumbwa-Sessenge Pit
Kibali Plant
Gorumbwa-Kombokolo
Waste Dump
KCD Portal
& Shaft
KCD
Pit
KCD
Waste
Dump
BARRICK
SOUTH
SUDAN
UGANDA
Roads
Pits
Plant Site
Mine Village
Tailings
Waste
Licences
Kibali
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Loulo-Gounkoto Mine Complex

General Information

Project Description

The Loulo-Gounkoto Mine Complex (“Loulo-Gounkoto”) is situated in western Mali adjacent to the Falémé River, which forms the international boundary between Mali and Senegal. Loulo-Gounkoto is located 350 kilometers west of the capital city of Bamako, 220 kilometers south of Kayes and to the northwest of the nearest town Kenieba. The Dakar to Bamako Millennium highway crosses the Loulo-Gounkoto haul road and serves as the primary access point for both mines and provides excellent road transport links with the rest of the country as well as to Senegal. The mine complex has approximately 2,000 employees and 4,900 contractors.

The Loulo gold mine (“Loulo”) consists of multiple mineral deposits including: Yalea, Gara, Loulo 3, Baboto, Gara West, P129, P125L3 and P129QT. The Gounkoto gold mine (“Gounkoto”) consists of two mineral deposits: Gounkoto and Faraba. The Loulo and Gounkoto permits currently cover 261.23 square kilometers and 99.94 square kilometers respectively, for a total area of 361.17 square kilometers.

The Loulo gold mine is within the Loulo Exploitation Permit (the “Loulo Permit”). The Loulo Permit was most recently amended on June 21, 2012. It covers the Gara and Yalea underground mineral reserves and the Baboto, Gara West and Loulo 3 open pit mineral reserves. The Loulo Permit remains in force for a period of 30 years from 2012, after which it is renewable if production is still taking place.

In 2010, the Gounkoto Exploitation Permit (the “Gounkoto Permit”) was granted, which was split from the Loulo Permit. The Gounkoto Permit, which incorporates the Gounkoto and Faraba Reserves, is valid for 30 years from 2012.

To keep mining concessions in good standing, concession holders are required to pay royalties and corporate taxes to the Malian government. See “Royalties and Taxes” below.

Sufficient surface rights have been obtained for current operations at the property.

History

The Gara gold deposit was discovered in 1981 by a joint venture between the Malian Direction Nationale de la Géologie et des Mines and the French Bureau de Recherches Géologiques et Minières. In 1992, BHP Minerals Mali entered into an agreement with Société des Mines de Loulo SA (“SOMILO”), a Malian company, for a joint venture that developed the Gara deposit into a mineral resource that was deemed sub-economic at the time.

During 1996, Randgold acquired BHP Minerals Mali and undertook additional regional exploration which resulted in the 1997 discovery of Yalea, the second of two deposits that make up the Loulo gold mine. Gounkoto was discovered through regional exploration in 2009, with first gold being produced at the Gounkoto open pit in 2011. On January 1, 2019, Barrick acquired Randgold’s 80% interest in Loulo-Gounkoto by virtue of the Merger.

The Loulo mine is owned by SOMILO, which is owned 80% by Barrick and 20% by the State of Mali.

The Gounkoto gold mine is owned by Société des Mines de Gounkoto SA (“Gounkoto SA”), a Malian company, which is owned 80% by Barrick and 20% by the State of Mali.

Geology

Geological Setting

Loulo-Gounkoto is located within the Kedougou-Kenieba erosional inlier. The inlier is unconformably overlain by Upper Proterozoic sandstones towards the east and further south. Loulo-Gounkoto is predominantly underlain by the Kofi formation consisting of greywacke, sandstone, argillaceous sandstone, calcareous sandstone and tourmalinized sandstone, sheared greenstone units.

Mineralization

The Yalea main mineralized body is hosted by the Yalea Shear, where it is intercepted by the Yalea Structure. The Yalea Shear is a 1.4-kilometer long brittle-ductile, north-south striking, mineralized fault that transects the Yalea Structure, which is a complex, north to north-northeast striking shear zone. The Yalea mineralization is predominantly hosted in hydrothermally brecciated argillaceous pink quartzites.

Gara (previously known as Loulo 0) is hosted within an intensely tourmaline greywacke unit which outcrops on the surface due to its high resistance to weathering. Gold mineralization is strata bound and hosted by a stockwork of quartz-carbonite-pyrite veinlets that is enveloped by footwall greywacke and hanging wall (“HW”) Sheared Quartzite Rose. The higher gold grades generally occur where the veins are most intense and the range of vein orientations more complex.

Baboto is a shear hosted deposit situated along a north-south striking shear structure located approximately 14 kilometers north-northeast from the Yalea deposit. Baboto is dominated by a thick sequence of metasediments and structural breccias. Gold mineralization is mainly associated with the finely disseminated pyrite occurring in the brittle-ductile shear breccias.

Loulo 3 is located 4 kilometers north-northeast of the Yalea mine. Loulo 3 consists of four mineralized zones: a north-northwest trending main zone (“MZ1”), which is situated on the Loulo 3 structure and is transected by the north-northeast striking main zone (“MZ2”), which is situated on the Yalea structure, and two sub- parallel northwest striking footwall zones. The stratigraphy at Loulo 3 (inclusive of Loulo 2) comprises three major lithological sub units, which from east to west include: the HW package (subunits HW1 to HW5), the host package (subunits HP1 to HP4), and the footwall (“FW”) package (subunits FW1 to FW2). The mineralization in Loulo 3 is hosted in the HP4 subunit of the Main Sandstone package with a dominant vein-hosted mineralization style within MZ1 or quartz-tourmaline veins in MZ2. These vein arrays locally transition into bedding-parallel hydrothermal breccias with local semi-massive to massive pyrite, which can also include arsenopyite and hematite, and form the high-grade shoots within the Loulo 3 deposit. The position of the high grade shoots is controlled by pre-existing competence contrasts within the host rock package.

Other minor satellite deposits are present within the Loulo Permit, which exhibit similar geological characteristics to the other major deposits outlined above.

Gounkoto is a large north-northwest trending shear zone, with a complex assemblage of ductile shear breccias, shears and faults characterized by a stepped geometry, with wider zones of mineralization generally seen on the northwest trending structures and narrower zones on the north-south trending structures.

The Faraba deposit strikes north-northwest and is comprised of several zones of gold mineralization hosted within and along the contacts of north-south striking, coarse-grained, gritty sandstone units (lithic wackes) and polymictic breccias, flanked by packages of sheared argillaceous sediments. Lithological layering (transposed bedding) dips steeply westward; however, the mineralized zones (with associated silica, silica-carbonate, and late overprinting hematite alteration) dip steeply to the east. The mineralization terminates up against the west-dipping Faraba Structure at depth. Mineralization is predominantly pyrite, with subordinate arsenopyrite, local magnetite, rare chalcopyrite and pyrrhotite. The mineralization is rheological competency contrast controlled and is typically vein-hosted (i.e. massive, stringers and blebs), or occurs as dissemination in strongly altered hosts (i.e. blebs and fine grains), with semi-massive to massive sulphides typically within the lower parts of the system adjacent to the Faraba Structure. Higher-grade portions of the system appear to plunge shallowly southward in longitudinal section.

The Faraba North target consists of a series of discrete shears and hydrothermal breccia, with vein-style mineralization associated with pyrite and arsenopyrite. The mineralized zones are sub-parallel to stratigraphy and a total of eight mineralized zones have been generated in the HW domain, and two zones of Dip Domain Boundary (“DDB”) mineralization. The eight mineralized zones in the HW domain are characterized by strong hematite alteration within the first two zones. Then, silica albite, with minor tourmaline and chlorite alternation, for the next three zones, followed by silica carbonate dominant alteration in the lower most zones. The DDB mineralization is characterized by strong silica carbonate and hematite alteration, where the highest grades are related to high strain.

Mining Operations

Production and Mine Life

The Loulo-Gounkoto complex is currently comprised of active open pits at Gounkoto, Yalea South, Gara West, and Baboto (which started mining in February 2024). Mining at Loulo 3 open pit is planned to commence in 2027 and at Faraba open pit in 2029. Additionally, the Yalea, Gara and Gounkoto underground mines are all currently in operation and are accessed via portals located in the open pits and a box cut. The mining method for the underground mines consists of long hole stoping with paste fill. Development of Gounkoto underground commenced in 2020 with the mining of the crown pillar under the North Pit occurring from the second quarter of 2023 to the end of 2025. This adds high-grade ounces to Loulo-Gounkoto from 2023.

Based on existing reserves, the Loulo-Gounkoto open pit operation is expected to continue until 2034 and the underground operation until 2039. Loulo-Gounkoto produced a total of 683,000 ounces of gold in 2023, of which Barrick’s attributable share was 547,000 ounces of gold.

Processing

The Loulo processing plant uses a CIL gold extraction process with a design throughput capacity of approximately 4.8 million tonnes per annum, which has progressively reached a peak of 5.1 million tonnes per annum. Throughput capacity is expected to be increased to approximately 6.2 million tonnes per annum from 2029 onwards as a result of a planned process plant expansion that is scheduled to commence in 2027. The Loulo processing plant processes ore from both the Loulo and Gounkoto operations. The plant uses a conventional crushing, milling, CIL, and tailings disposal circuit. A gravity circuit was taken off-line in September 2017 as ultra-fine gold (-20 micrometers) was not being efficiently recovered, but it was proven to be leached post-CIL in final tails gold deportment test work. Recoveries have increased since 2019 year-on-year and further gold deportment work will be completed in 2024 to determine how efficiently this fraction is leached now. Test work in 2023 has proven longer residence time (CIL) will achieve higher recoveries and a project is in progress to evaluate the economics.

Gold recovery is maintained above 89% by blending the various ore sources (Yalea/Gara/Gounkoto) to control the copper and arsenic content within the mill feed. The current life-of-mine plan has an average recovery of 89.7%. The average gold recovery in 2023 was 91.14%.

Infrastructure, Permitting and Compliance

The climate at Loulo-Gounkoto is strongly influenced by the north and southward movement of the Inter Tropical Convergence Zone, which creates distinctive wet and dry seasons. Although annual evaporation exceeds the annual rainfall, an excess of water is available during the peak of the wet season (July to September) to generate surface water run-off. Water is sourced for the Loulo-Gounkoto complex from the Gara and Falémé rivers, which run through the Loulo-Gounkoto site.

Power is mainly generated on site using light and heavy fuel generators. The mine is required to produce its own electrical power from a blend of renewable and thermal sources (including solar, battery energy storage, heavy fuel oil and diesel generators), as there is no available national power supply grid network for the site to connect to. These generators are supported by power from a grid solar plant, which offsets thermal energy used during the day.

In 2023, an expansion at the existing solar power plant and addition of a new battery energy storage system was completed. The scope of this expansion project was to design, supply and install a 40 megawatts (48 megawatts peak) photovoltaic solar farm with a 38 megavolt-amperes battery energy storage system. Barrick expects to realize a reduction of 23 million liters of fuel, which translates to a saving of approximately 62 kilotonnes of carbon dioxide equivalent emissions per annum, as a result of this project. Plans are in place to install an additional 7 megawatts of heavy fuel oil generators in 2024 in order to serve the power demand for life of mine.

As at December 31, 2023, project spend was $73 million and the project is expected to finish below the original capital cost of approximately $90 million (100% basis). An additional $6 million (100% basis) is expected to be required to install the additional heavy fuel oil generators.

All material permits and rights to conduct existing operations at Loulo-Gounkoto have been obtained and are in good standing.

Environment

Climatic conditions do not materially affect exploration, development or mining operations.

An environmental management plan is in place, and Loulo’s operations are ISO 14001:2015 compliant and independently audited to continuously improve environmental management. The site is also audited against the requirements of the ICM Code.

In 2023, all activities at Loulo-Gounkoto were, and continue to be, in compliance in all material respects with applicable corporate standards and environmental regulations.

As at December 31, 2023, the recorded amount of estimated future reclamation and closure costs that were recorded under IFRS, as defined by IAS 37, and that have been updated each reporting period, was $59 million (100% basis) for Loulo and an additional $8 million (100% basis) for Gounkoto (as described in Note 2q to the Consolidated Financial Statements). The increase in future reclamation and closure costs at Loulo ($28 million (100% basis) as at December 31, 2022) is primarily the result of buttressing of the TSF.

Exploration and Drilling

Since 1993, the following sampling has been undertaken at Loulo for a total of 2,377,497 meters: (i) diamond drilling of 6,603 drill holes for 1,415,044 meters; (ii) RC drilling of 13,210 drill holes for 640,884 meters; (iii) rotary air-blasted (“RAB”), auger and Air Core (“AC”) drilling of 11,058 drill holes for 193,434 meters; (iv) trenches of 939 cuts for 50,124 meters; and (v) underground channels of 11,733 channels for 78,011 meters.

At Gounkoto, since 1993, the following sampling has been undertaken for a total of 1,198,996 meters: (i) diamond drilling of 1,340 drill holes for 373,752 meters; (ii) RC drilling of 9,746 drill holes for 743,701 meters; (iii) RAB and auger drilling of 3,004 drill holes for 46,902 meters; (iv) trenches of 367 cuts for 26,934 meters; and (v) underground channels of 1,496 channels for 7,707 meters.

Exploration at Loulo-Gounkoto is focused on advancing both brownfields and greenfields targets. Brownfields exploration involves testing underground and open pit extensions of the current mineral resources for high-grade mineralization based on the structural model. The current exploration concept has been proven to be effective, with both the discovery of Gounkoto and the successful replenishment of depleted mineral resources and mineral reserves at both mines.

Exploration continues at Loulo-Gounkoto to replenish resources that have been depleted from mining. Loulo-Gounkoto replaced 100% of depleted reserves in 2023 and opportunities for growth remain in both the Loulo and Gounkoto permits. In 2023, exploration focused on zooming out along key prospective corridors at Baboto, Gara West trend, Yalea Ridge South-Hippo (parallel mineralized trend 500 meters East of Yalea), Yalea Structure, P129-Farandi corridor (between Gara and Yalea), Gara South-Faleme, the northern extension of the Faraba structure, and the DB structure south of Gounkoto. The priority follow-up targets from this work for 2024 exploration include strike and depth upside at Baboto Central, Yalea Shear Extension, Gounkoto Deeps and Gounkoto South targets.

Exploration activity at Loulo is focused along the over seven kilometer Yalea Shear, including depth extensions as well as near surface strike extensions. Multiple near-surface targets have been generated to the South and North of Yalea, which are being used to test data gaps and model updates. At depth, down plunge extensions and down dip replications of high-grade shoots are being tested, which could open up exciting new search spaces at over 1,250 meter vertical depth. At Baboto, drilling is confirming the depth extension of the Baboto Central target along a 1.5 kilometer long corridor, with further upside defined along parallel structures.

Exploration activity at Gounkoto is focused on the Gounkoto DB structure. Geological remodeling of the Gounkoto orebody has generated multiple down plunge extension targets beneath the current mine design, which will be tested in the first half of 2024. Along strike to the south, programs are underway to define additional blind high-grade footwall lodes along the DB structure, building on the success of 2023 drilling. Ground geophysical surveys have also delineated new targets to the southeast of Gounkoto, which are currently receiving follow-up work. In addition, further drilling is planned to pinpoint the projection of the Faraba structure in the northern parts of Gounkoto following on from the 2023 scout drilling. Lastly, an auger geochemical screening program is underway to cover the eastern 50% of the Gounkoto permit which has seen very limited exploration in the past due to extensive, thick, suppressive regolith. This program will aim to generate the next set of early-stage exploration targets to drill test later in 2024. Loulo-Gounkoto replaced 100% of depleted reserves in 2023 and opportunities for growth remain in both the Loulo and Gounkoto permits. In 2023, exploration focused on zooming out along key prospective corridors at Baboto, Gara West trend, Yalea Ridge South-Hippo (parallel mineralized trend 500 meters East of Yalea), Yalea Structure, P129-Farandi corridor (between Gara and Yalea), Gara South-Faleme, the northern extension of the Faraba structure, and the DB structure south of Gounkoto. The priority follow-up targets from this work for 2024 exploration include strike and depth upside at Baboto Central, Yalea Shear Extension, Gounkoto Deeps and Gounkoto South targets.

Royalties and Taxes

Separate establishment conventions applicable to each of the Loulo and Gounkoto mines regulate the fiscal conditions under which the mines operate and are based on the Mali Mining Code (1991). The establishment conventions guarantee the stability of the regimes set out therein, govern the applicable taxes and allow for international arbitration in the event of a dispute. The conventions also included exoneration on fuel duties for the life of the Loulo-Gounkoto Complex.

A 6% royalty is payable to the Malian government based upon production, together with a corporate tax rate on profits at 30% and a minimum of 0.75% on gross revenues if a loss is made. On September 29, 2019, Mali adopted an ordinance introducing a new Mining Code of the Republic of Mali (the “2019

Mining Code”), which was published in the Official Gazette on October 30, 2019. Under the transitory provisions of the 2019 Mining Code, pre-existing mining titles and mining conventions in force remain valid for their remaining term and their holders continue to benefit from the stability of the tax and customs regime set out therein. A new mining code (the “2023 Mining Code”) and a law requiring local content in the mining sector were adopted in August 2023 but are not currently being enforced, pending the adoption of implementing decrees. Under the 2023 Mining Code, pre-existing mining titles remain subject to the legal and contractual regime under which they were issued for the remainder of their current term.

During the second quarter of 2020, an agreement was reached whereby the Government of Mali undertook to extend for a 15-year period the convention governing the Loulo mine at its expiration in April 2023 in exchange for certain changes to the SOMILO Convention with immediate effect, namely the waiver of a withholding tax exemption and agreement to pay a priority dividend to the State. Such dividends have since been distributed to the State of Mali on 50% of its 20% shareholding in the mine. The Malian Government has not taken any steps to implement the agreed extension of the Loulo mining convention and in December 2023, the Government alleged that the Loulo mining convention expired in April 2023. The Company is engaging with the Government of Mali to resolve this matter as well as the impacts of the 2023 Mining Code. For additional details, see “Government Controls and Regulations”.

Mining and Processing Information

The following table summarizes certain mining and processing information for Loulo-Gounkoto (Barrick’s 80% share) for the periods indicated:

	Year ended December 31, 2023	Year ended December 31, 2022

Tonnes mined (000s)	28,200	30,845

Tonnes of ore processed (000s)	4,049	4,069

Average grade processed (grams per tonne)	4.61	4.59

Ounces of gold produced (000s)	547	547

The most recent technical report on Loulo-Gounkoto is the technical report entitled “Technical Report on the Loulo-Gounkoto Mine Complex, Mali”, with an effective date of December 31, 2022 and an issue date of March 17, 2023, prepared by Simon Bottoms, Richard Peattie, Graham E. Trusler, Thamsanqa Mahlangu, Derek Holm and Ismail Traore. This technical report has been filed on SEDAR+ in accordance with National Instrument 43-101.

The Company has extensive operating experience in Mali. Nevertheless, operating in emerging markets, such as Mali, exposes the Company to risks and uncertainties that do not exist or are significantly less likely to occur in other jurisdictions such as the United States or Canada. As an emerging market, additional risks and uncertainties are applicable to Barrick’s operations in Mali. For additional details, see “Foreign investments and operations”, “Permitting and government relations”, “Inflation”, “Joint ventures”, “Security and human rights”, “Artisanal and illegal mining”, “Community relations and license to operate”, “Government regulation and changes in legislation” and “U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws” in “Risk Factors”.

While all risks cannot be mitigated or eliminated, the Company expects to manage and mitigate controllable risks at its Mali operation through the consistent application of a variety of corporate governance structures and processes that are materially the same as those applied at its other operations located in developed markets. For additional details, see “Narrative Description of the Business – Operations in Emerging Markets: Corporate Governance and Internal Controls”.

The diagram on the following page sets out the design and layout of the Loulo-Gounkoto mine complex.

Baboto Waste Dumps
Baboto Pits
Gara Paste Plant
Gara Waste Dump
Mine Village
Airstrip
Gara Pit
Tailings
Gara West Pit
Gara West Waste Dump
Process & Power Plants
Gara Refrigeration Plant
Loulo 3 Pits
P 129 Pit
Loulo 3 Waste Dump
P 125 Pit
Yalea Paste Plant
Yalea UG
Yalea Refrigeration Plant
Yalea Pit
Yalea Waste Dumps
SENEGAL
MALI
SENEGAL
299 m
Loulo Gounkoto Haul Road
369 m
D-508
Gounkoto Superpit
Gounkoto Backfill Dump
Faraba Waste Dump
Gounkoto Waste Dumps
Faraba Pit
Kéniéba
BARRICK
SENEGAL
Bamako
GUINEA
Conakry
Freetown
SIERRA LEONE
LIBERIA
Permit Boundaries
Road
Pits
Plant Site
Mine Village
Tailings
Waste
Loulo & Gounkoto
0 1 2 3 4 5
Kilometers

EXPLORATION AND GROWTH PROJECTS

Exploration has been a compelling investment for Barrick, with a rich history of adding value from brownfields success, as well as world class discoveries, which were subsequently converted to value for shareholders by developing new mines or divesting them to reinvest in the business.

Barrick has historically grown its reserve base through a combination of discovery and acquisitions involving an exploration strategy that includes district development programs, which focus on exploration in and around its operating properties, as well as early-stage exploration programs. The Company’s strategy is to maintain a mix of projects at different stages in the exploration and development pipeline. In 2023, Barrick spent a total of $183 million on its expensed global and minesite exploration and evaluation activities (2022: $198 million, excluding amounts capitalized).

The foundation of the Company’s exploration strategy is a deep organizational understanding that discovery through exploration is a long-term investment and the main value driver for the business – not a process. The Company’s exploration strategy has multiple elements that all need to be in balance to deliver on Barrick’s business plan for growth and long-term sustainability.

First, the Company seeks to deliver projects of a short- to medium-term nature that will drive improvements in mine plans. Second, the Company seeks to make new discoveries that add to Barrick’s Tier One Gold Asset and Tier One Copper Asset portfolio. Third, the Company works to optimize the value of its major undeveloped projects and finally, the Company seeks to identify emerging opportunities early in their value chain and secure them by an earn-in or outright acquisition, where appropriate.

Exploration work is conducted across Barrick’s global exploration portfolio. Barrick’s exploration success can be largely attributed to the fact that Barrick has extensive land positions on many of the world’s most prospective mineral districts and a structured and disciplined approach to exploration which provides a framework for how regions and projects are selected, how they are resourced and managed, and how exploration activities are performed. The Company has maintained a strong commitment to exploration by recognizing the value to the Company of exploration and evaluation success. During 2023, Barrick’s exploration work has expanded in all regions with the addition of new projects, while ongoing work continues to return encouraging results at all stages of the target pipeline. In Canada, the Company is building a solid portfolio of projects with encouraging early results that will be drill tested in 2024. In the United States, Barrick has secured several exciting prospects outside the Carlin district, and the Nevada exploration team continues to identify new opportunities around the Company’s Carlin operations, most notably this year with high-grade drill intersections from the northern extensions of Fourmile, confirming the Tier One potential of this district. In Latin America, a portfolio of exciting targets in Peru were progressed and are permitted for drilling in 2024. The Company also entered Ecuador, completing initial mapping and geochemical programs across a very prospective ground position. Around Pueblo Viejo and Veladero, the Barrick team continues to return strong results, identifying new satellite potential at both operations. In the Africa and Middle East region, Barrick has confirmed high-grade mineralization on key structures around its deposits in Mali, DRC, and Côte D’Ivoire, and in Tanzania, the Company expanded its ground holding significantly and has identified multiple alteration systems beneath cover around North Mara. In Saudi Arabia, early drilling at the Umm Ad Damar project has identified VMS-style mineralization and alteration at all targets. Barrick also continues to evaluate opportunities across the Asia-Pacific region as it progresses targets around Reko Diq in Pakistan and across Japan. Through 2024, the Company plans to maintain a healthy balance in its exploration focus between early-stage and advanced exploration projects to deliver on Barrick’s growth and long-term business plan.

Barrick’s partnerships are thoughtful and strategic in nature. There are two primary objectives for Barrick’s exploration partnerships. The first is to augment Barrick’s operating presence in core regions. The second is to focus on emerging new district opportunities that have the potential to yield multiple new economic discoveries. Barrick seeks out partners with talent, credibility, integrity, proven track records and a strong commitment to communities and the environment. Highlights of Barrick’s recent partnership business activities include:

•

On September 21, 2021, Nevada Gold Mines and Ridgeline Minerals Corp. (“Ridgeline”) entered into an earn-in agreement pursuant to which Nevada Gold Mines can acquire up to a 75% interest in Ridgeline’s Swift project located in Nevada.

•

On August 26, 2022, Barrick and Hemlo Explorers Inc. (“Hemlo Explorers”) entered into an earn-in agreement pursuant to which Barrick can acquire an 80% interest in Hemlo Explorers’ Pic project in Ontario.

•	On October 22, 2022, Barrick and Orogen Royalties Inc. (“Orogen”) entered into an option agreement pursuant to which Barrick can acquire a 100% interest in Orogen’s Pearl String project in Nevada.

•	On November 10, 2022, Nevada Gold Mines and Orogen entered into an option agreement pursuant to which Nevada Gold Mines can acquire a 100% interest in Orogen’s Maggie Creek project in Nevada.

•

On April 4, 2023, Barrick and Midland Exploration Inc. (“Midland”) entered into an option agreement pursuant to which Barrick can acquire up to a 75% interest in Midland’s Patris project located in Quebec.

•	On June 26, 2023, Barrick and Valor Resources Ltd. (“Valor”) entered into an option agreement pursuant to which Barrick can acquire up to an 80% interest in Valor’s Charaque project located in Peru.

•

On July 14, 2023, Barrick and Unigold Inc. (“Unigold”) entered into an option agreement pursuant to which Barrick can acquire up to an 80% interest in Unigold’s Neita Norte project located in the Dominican Republic.

•

On July 17, 2023, Nevada Gold Mines and Ridgeline Minerals Corp. (“Ridgeline”) entered into an earn-in agreement pursuant to which Nevada Gold Mines can acquire up to a 75% interest in Ridgeline’s Carlin-East project located in Nevada.

•

On November 6, 2023, Barrick and Hercules Silver Corp. (“Hercules”) announced a strategic investment by Barrick into Hercules along with an investor rights agreement, with proceeds from the investment to be used by Hercules to explore its project located in Western Idaho.

•	On November 28, 2023, Barrick and Xali Gold Corp (“Xali Gold”) entered into an option agreement pursuant to which Barrick can acquire a 100% interest in Xali Gold’s Tres Marias project in Peru.

The Company’s exploration projects must pass a set of filters to advance, otherwise they are eliminated. The Company aims to continually replenish its reserve and resource pipeline at all stages.

Barrick is already operating in many of the world’s most prospective gold and copper districts, and continues to look for emerging new gold and copper deposits wherever they may be. Barrick is actively evaluating gold and copper opportunities across North America and Central and South America, in the Africa and Middle East region and across the Asia Pacific region. The Company has active reconnaissance teams scouting for new Tier One Gold and Copper Assets and opportunities in all existing regions and more recently in Japan, Ecuador, Pakistan and Egypt. The Company’s teams conduct close surveillance of competitor activity to identify emerging new discoveries and projects where the full potential to yield a discovery has not yet been realized.

The Company’s mineral resource management (“MRM”) model is a core part of Barrick’s operating culture, which introduces responsible and sustainable stewardship of Barrick’s valuable orebodies to optimize and deliver value. Every site has an exploration and MRM lead who work together to update and improve Barrick’s geological models and look to immediate opportunities to identify brownfields potential for resource and ultimately reserve additions.

In 2024, Barrick expects to incur approximately $180 to $200 million of exploration and evaluation expenditures. Barrick’s exploration programs strike a balance between high-quality brownfield projects, greenfield exploration, and emerging discoveries that have the potential to become profitable mines.

Growth Projects

The Company continues to focus on the delivery of its project capital pipeline and expects attributable project capital expenditures to be in the range of $950 to $1,150 million in 2024, which is higher than its expenditures of $769 million in 2023. Project capital expenditures is a non-GAAP financial performance measure. For an explanation of project capital expenditures, refer to “Non-GAAP Financial Measures – Capital Expenditures” at page 188 of this Annual Information Form.

This higher level of spend is primarily related to early works and long lead time items at the Company’s two major growth projects, Reko Diq and the Lumwana Super Pit, which collectively are expected to increase by around $150 million year on year. Across the Company’s gold assets, the material changes relate to expenditures on the new Naranjo TSF at Pueblo Viejo (approximately $100 million) and the restart of Porgera (approximately $50 million). In addition, the Company’s solar power initiatives at Kibali and Nevada Gold Mines continue to progress as Barrick advances towards its interim 2030 GHG emissions reduction target. The balance of expected project capital expenditures is mainly related to underground development and infrastructure at Goldrush, open pit development at North Mara and the final delivery of a new mining fleet at Lumwana as Barrick executes its owner-miner strategy.

Barrick also continues to take advantage of existing infrastructure to advance key growth projects. For information on ongoing expansion at Pueblo Viejo, including the process plant expansion and new Naranjo TSF, see “Pueblo Viejo Mine – Infrastructure, Permitting and Compliance”. For information on the development of Goldrush at Nevada Gold Mines and Kalimva/Ikamva at Kibali see “Material Properties – Cortez Property” and “Material Properties – Kibali Mine”.

Reko Diq Project, Pakistan

On December 15, 2022, Barrick completed the reconstitution of the Reko Diq project in Pakistan’s Balochistan province. The completion of this transaction involved, among other things, the execution of all of the definitive agreements including the mineral agreement stabilizing the fiscal regime applicable to the project, as well as the grant of mining leases, an exploration license, and surface rights. This completed the process that began earlier in 2022 following the conclusion of a framework agreement among the Governments of Pakistan and Balochistan province, Barrick and Antofagasta plc, which provided a path for the development of the project under a reconstituted structure. The project, which was suspended in 2011 due to a dispute over the legality of its licensing process, hosts one of the world’s largest undeveloped open pit copper-gold porphyry deposits.

The reconstituted project is held 50% by Barrick and 50% by Pakistani stakeholders, comprising a 10% free-carried, non-contributing share held by the Provincial Government of Balochistan, an additional 15% held by a special purpose company owned by the Provincial Government of Balochistan and 25% owned by other federal state-owned enterprises. Barrick is the operator of the project. The key fiscal terms for Reko Diq are a 5% net smelter return payable to the Provincial Government of Balochistan, a 1% net smelter return final tax regime payable to the Government of Pakistan (subject to a 15-year exemption following commercial production), and a 0.5% net smelter return export processing zone surcharge.

Barrick has started a full update of the project’s 2010 feasibility and 2011 expansion pre-feasibility study. The Reko Diq feasibility study update is expected to be completed by the end of 2024, with 2028 targeted for first production.

During 2023, the project team continued to advance the feasibility study update, with engineering consultants engaged to advance key areas and commence basic engineering. Personnel continued to be recruited and mobilized for the project with the majority of new hires from Balochistan. The site works were advanced with a focus on early works infrastructure. The last school was established at one of the four closest communities during the fourth quarter, which completes the initial education program with each of the four closest communities now having schools and teachers in place in line with Barrick’s community development commitments. The regional Nok Khundi hospital commenced construction during the fourth quarter of 2023.

As at December 31, 2023, year-to-date project spend was $60 million (100% basis). This amount is recorded in exploration, evaluation and project expense and excludes amounts relating to fixed asset purchases that were capitalized. For 2024, the Company expects to incur approximately $280 million (100% basis) in capital expenditure and approximately $100 million in project expenses (100% basis).

Lumwana Super Pit Expansion and New Mobile Equipment Fleet, Zambia

The Lumwana Super Pit Expansion is projected to deliver 240,000 tonnes of copper production per year, from a 50 million tonnes per annum process plant expansion, with a mine life of more than 30 years. This is an indicative production profile, which is conceptual in nature, and subject to change following the completion of the feasibility study. During the fourth quarter of 2022, Barrick began a transition to an owner-miner fleet for waste stripping at Lumwana following a study which concluded that this option could result in a 20% cost reduction within the first five years versus contracted services. Separately, this strategy positions the operation well for the Super Pit expansion.

The second phase of resource conversion drilling in the Chimiwungo super-pit footprint commenced during the fourth quarter, with completion due in the first quarter of 2024. Resource conversion drilling was completed at Kababisa during the quarter. Geometallurgical samples from the down-dip extension of the Chimiwungo deposit were processed. These samples showed results that were similar in hardness to the original sampling campaign completed for the original Lumwana process design. Flotation work is in progress concurrently with comminution testing, which will provide inputs into the plant feasibility study design. Geotechnical site investigation drilling of the pre-feasibility study project layout continued during the quarter, focusing on the TSF expansion areas.

Financial models for the project were updated during the fourth quarter of 2023 with a new mine plan, fleet and capital schedule. The project is now closing in on the completion of the pre-feasibility study, expected by the end of the first quarter of 2024, with increased confidence in mine planning and capital spending. Plant ramp-up is planned to occur from 2027 to 2028, with a full 50 million tonnes per annum run rate expected to be achieved in 2029. Mining ramp-up would start from 2026 under this timeline, increasing to 250 million tonnes per annum capacity.

A plant feasibility study was commenced during the fourth quarter of 2023 with the completion of a competitive tender process, which awarded the contract to Lycopodium. Value engineering studies are in progress around elements of the comminution circuit, with design work started on the plant and preliminary scoping completed for the construction camp. The accelerated feasibility study is scheduled for completion towards the end of 2024, with pre-construction expected to start in 2025 and first production targeted for 2028. The plant expansion pre-feasibility study completed in the third quarter of 2023 concluded that the 50 million tonnes per annum plant expansion, effectively doubling the existing circuit capable of delivering 240 thousand tonnes per annum, provided the best economic returns.

The TSF multiple accounts analysis was concluded in the fourth quarter of 2023, and led straight into pre-feasibility design for the TSF, which was also completed during the quarter and capital estimates were incorporated into the updated financial models. The work on the ESIA continued with water well drilling and aquifer testing in Kababisa, as well as resettlement action plan surveys which were also completed during the fourth quarter of 2023.

The owner-miner transition of the waste stripping fleet is being executed concurrently with the Super Pit pre-feasibility study, which commenced in the fourth quarter of 2022. The first deliveries of the owner stripping fleet were received at the beginning of 2023 with 45 rigid body dump trucks and twelve excavators now in production. Although the delivery schedule has experienced delays, the efficiency of the new fleet has exceeded that of the previous contractor fleet, partially offsetting the shortfall in waste stripping tonnes experienced at the start of 2023. The remaining and final 10 articulated dump trucks are expected to be commissioned during the first quarter of 2024.

As at December 31, 2023, project spend on the new fleet was $115 million out of an estimated capital cost of approximately $115 million. For 2024, Barrick expects to incur approximately $110 million in growth capital expenditure related to early works. Barrick estimates the total capital cost for the Super Pit expansion project to be approximately $2 billion.

Fourmile, Nevada, USA

Fourmile is the wholly-owned Barrick asset in Nevada and has the potential to form a core component of Cortez in the future, one of Barrick’s Tier One Gold Assets. The current focus is on exploration drilling with promising results to date, highlighted in “Exploration” below, which supports the potential to significantly increase the modeled extents of the declared mineral resource within the two kilometers of prospective Wenban stratigraphy, as well as uplift the grade.

A dedicated Barrick project development team and budget are targeting the extension of the existing mineral resources through the Sophia and Dorothy targets, while also assessing options for an independent exploration decline access. One such option that is being assessed is a surface portal from Rangefront North / Bullion Hill, which would decouple the development of the project from the existing Goldrush development but ultimately complement the current Goldrush multi-purpose development. Footwall development along the strike of the Fourmile orebodies would initially be used for the pre-feasibility drilling and then later be re-used for mine haulage.

Barrick anticipates Fourmile will be contributed to the Nevada Gold Mines joint venture if certain criteria are met following the completion of drilling and the requisite feasibility work. In 2024, the Company is planning to spend approximately $40 million on drilling, evaluation and modelling with a view to commence a pre-feasibility study at the end of 2024.

Nevada Gold Mines Solar Project, Nevada, USA

The TS Solar project is a 200 megawatt photovoltaic solar farm located adjacent to Nevada Gold Mines’ TS Power Plant and interconnected with the existing plant transmission infrastructure. Upon completion, the project will supply renewable energy to Nevada Gold Mines’ operations and is expected to deliver a reduction of 254 kilotonnes of carbon dioxide equivalent emissions per annum, equating to an 8% decrease from Nevada Gold Mines’ 2018 baseline.

Array construction advanced ahead of schedule in the fourth quarter of 2023. Mechanical installation was substantially completed for piles and trackers. All modules were received on site and module installation exceeded plan, attributed to increased contractor resources driving higher than planned construction. Module installation was 95% as at December 31, 2023, complete with remaining modules withheld to allow adequate room for cable termination at the power conversion skids. Installation crews have largely demobilized and remaining modules will be installed as cable termination work is completed.

Commissioning for the solar substation and half the array (100 megawatts) was completed in the fourth quarter of 2023. All pre-commissioning checks were completed, the substation was interconnected to the power utility transmission line, and the array was energized to produce power to the grid in December 2023.

As at December 31, 2023, project spend was $283 million out of an estimated capital cost of $290 to $310 million (100% basis).

Loulo-Gounkoto Solar Project, Mali

This project entails design, supply and install of a 40 megawatt (48 megawatt peak) photovoltaic solar farm with a 36 megavolt-amperes battery energy storage system to complement the existing 20 megawatt plant. The Company projects a reduction of 23 million liters of fuel in the power plant as a result of this project, which translates to savings of approximately 63 kilotonnes of carbon dioxide equivalent emissions per annum.

The project was staged in two phases of solar and battery storage and has been completed 12 months ahead of time. The final battery energy storage system is scheduled for commissioning on the grid in the first quarter of 2024. The ongoing activities include the optimization of the photovoltaic penetration.

As at December 31, 2023, the project was 99% complete and project spend was $73 million. The project is expected to finish below the original capital cost of approximately $90 million (100% basis).

Veladero Phase 7 Leach Pad, Argentina

In November 2021, the board of MAS approved the Phase 7A leach pad construction project. Phase 7B was subsequently approved by the board in the third quarter of 2022. Construction on both phases will include sub-drainage and monitoring, leak collection and recirculation, impermeabilization and pregnant leaching solution collection. Additionally, the north channel (non-contacted water management) will be extended along the leach pad facility.

Construction of Phase 7A was completed on budget at a cost of $81 million (100% basis). Construction of Phase 7B began during the third quarter of 2023 and is scheduled for completion in 2024. Overall for Phase 7, as at December 31, 2023, project spend was $112 million out of an estimated capital cost of $160 million (100% basis).

Jabal Sayid Lode 1, Saudi Arabia

The scope of this project is to develop and mine a new orebody, located less than a kilometer from the existing lode at Jabal Sayid. The project design includes underground capital development as well as ventilation, paste plant and underground mining infrastructure upgrades where stoping commenced during the third quarter of 2023. The up-cast ventilation raise bore shaft is fully equipped and the reaming of the fresh air ventilation shaft has been completed. The reagent plant and direct flow reactor has been commissioned with optimization ongoing. Civil, mechanical and electrical construction for the new paste plant is progressing well.

As at December 31, 2023, the project is 95% complete and project spend was $42 million out of a revised estimated capital cost of approximately $43 million (100% basis).

Donlin Gold, Alaska, USA

Donlin Gold contains large, long life mineral resources in a stable jurisdiction, has significant leverage to the price of gold and therefore represents a valuable long-term opportunity for the Company.

The Donlin Gold project is a large, predominantly refractory gold deposit located in Southwestern Alaska. In December 2007, Barrick entered into an agreement with NOVAGOLD RESOURCES INC. to form Donlin Gold LLC, a jointly owned limited liability company on a 50/50 basis, to advance the project. The second updated feasibility study was effective November 2011 and amended in January 2012.

Subsequently, the National Environmental Policy Act (“NEPA”) permitting process commenced, with the U.S. Army Corps of Engineers (“USACE”) as the lead agency. Current activities, by which Barrick maintains and enhances the option value of this project at a modest cost, are focused on model and project design refinement, permitting, community outreach and workforce development, as well as potential drilling and camp activities for 2024. For the project, Donlin Gold has a life of mine Mining Lease for the subsurface rights with the Calista Corporation and a life of mine Surface Use Agreement with The Kuskokwim Corporation, two Alaska Native corporations. In 2015, USACE released a Draft Environmental Impact Statement (“DEIS”) for public review and comment. The comment period for the DEIS ended in May 2016. The final EIS was published in April 2018, with the joint Record of Decision issued by the USACE and the BLM in August 2018 along with necessary federal permits, marking the completion of the multi-year federal NEPA environmental review and permitting process. Donlin Gold has secured several dozen State of Alaska permits, and the application processes for several others are proceeding in parallel with current activities.

Over the past three years the Donlin Gold team’s focus has centered on building ore body knowledge around the controls on mineralization through detailed mapping and infill grid drilling. The tightly spaced drill grids focused on the deposit’s three main structural domains (ACMA, Lewis and Divide) and supported the classification of inferred and indicated resources in the current Donlin resource estimate, but have not yet defined a spacing that would support the declaration of measured resources, as per Barrick’s 2023 year-end Mineral Reserves and Resources disclosure. See “Mineral Reserves and Mineral Resources”. Trade-off studies and analysis on project assumptions, inputs, design components for optimization (mine engineering, metallurgy, hydrology, power, and infrastructure) were also conducted and will continue into 2024.

Donlin Gold, in collaboration with Calista Corporation and The Kuskokwim Corporation, supported important initiatives in the Yukon-Kuskokwim, including education, health, safety, cultural traditions, and environmental programs. Further, Donlin Gold collaborated with Calista and the village of Crooked Creek and engaged state officials, the U.S. Army Corps of Engineers, members of the U.S. congressional delegation, and with senior leadership from the U.S. Department of the Interior as part of ongoing outreach to emphasize the thoroughness of the project’s environmental review and permitting procedures, as well as on the strong partnership between Donlin Gold and the Native Alaska Corporation partners who own the mineral resource and land. The Donlin Gold team also restored the stream and riparian habitat for aquatic life on a nearby historic placer site that is unrelated to the Donlin property.

Looking forward to 2024, the board of Donlin Gold approved a $28.5 million budget (100% basis) with workstreams focused on continuing to move the Donlin Gold project up the value curve. Focus will continue to be on: optimizing the infrastructure, mine design, and flow sheet; mitigating the technical challenges; advancing the remaining project permitting; defending challenges to the existing permits; and exploring further partnership opportunities to unlock value for Barrick’s Alaskan partners and communities.

Exploration

Nevada Gold Mines

Nevada Gold Mines’ land holdings encompass more than two million acres across some of the best endowed gold trends in North America. Exploration is active within each of the districts across the Nevada Gold Mines area of interest, including projects from early-stage concepts to advanced targets now delivering resource growth to the operations.

At the Carlin Complex, underground conversion drilling continues at Fallon (previously North Leeville) and Miramar (previously North Turf) with positive results confirming mineralization. A surface drill was completed at Ren, confirming continuity of high-grade mineralization.

Activities on the Turquoise Ridge property included building on the understanding of the upside potential beyond the well-known mineral reserves at Turquoise Ridge Underground, including along the newly identified Cricket Corridor.

At Cortez, the focus of Nevada Gold Mines’ exploration activities is to the west of the Pipeline deposit where Nevada Gold Mines is earning into the Swift property. Early-stage framework drilling has confirmed several key mineral system indicators providing encouragement to advance with additional work on the property.

See “Material Properties – Cortez Property ”, “Material Properties – Carlin Complex” and “Material Properties – Turquoise Ridge Complex”.

Fourmile, Nevada, USA

The Fourmile resource base is expected to grow as Barrick extends exploration development north from the Goldrush declines and continues infill drilling programs. For details, see “Growth Projects” – “Fourmile, Nevada, USA”. The 2023 drill program at Fourmile has established continuity at 100-200 meter spacing along the Sadler Fault between the Sophia Zone, currently the north end of the Fourmile resource, and the Dorothy Zone, a further 750 meters to the north. Additionally, results from FM23-181D highlight the potential for thick, breccia-hosted bodies along the prospective corridor. The Company continues to establish the geological framework further to the north and seek the next potential discovery in this string of high grade orebodies with an expanded 2024 drilling program.

Fourmile is currently not included in the Nevada Gold Mines joint venture with Newmont. Barrick anticipates Fourmile will be contributed to the Nevada Gold Mines joint venture if certain criteria are met following the completion of the requisite feasibility work.

Phoenix, Nevada, USA

At Phoenix, the focus for 2023 has been developing additional copper opportunities across the site through new field mapping, renewed evaluation of previous rock sampling and geophysical surveys. Two targets have been developed and will be tested in 2024.

Hemlo, Ontario, Canada

In 2023, reserve conversion drilling from surface targeted E-Zone and Horizon west of the C-Zone. Drilling confirmed the modeled continuity of mineralization, while also increasing the Company’s understanding of lithological controls on mineralization in the Horizon zone.

Pic, Ontario, Canada

5,000 meters of historic core was relogged in 2023 to guide modelling and targeting. A nine hole drill program was completed in the fourth quarter of 2023, testing targets generated over the last two field seasons by diamond drilling, including Porphyry Lake (two holes), Moses-Beggs Lake (five holes) and Roccian Lake (two holes). Although localized mineralization was intersected in each target area, overall grades were low, narrow, and discontinuous at each target. No further follow-up work is planned at these targets as mineralization encountered is generally consistent with that at surface and is interpreted to explain the anomalism that drove target generation.

Sturgeon, Ontario, Canada

Comprehensive belt scale exploration, including a till survey and geological prospecting and mapping, identified two priority targets at Sturgeon Lake. Follow-up programs will include further evaluating the Rainbow Trend, a 1.9 kilometer long, geochemically anomalous, deformation zone along the contact between intrusive and mafic volcanic rocks identified on sparse island outcrops near the south shore of Sturgeon North Arm. Additionally, the East Bay target is a 6 by 4 kilometer gold-in-till anomaly associated with increased sulfidation and alteration of intrusive rocks, as well as quartz veins with multiple orientations cutting the mafic to intermediate host rocks.

Patris, Quebec, Canada

In 2023, access agreements were established with the vast majority of private landowners in the primary target area at Patris. Following a slight delay due to an exceptional forest fire season, surface geological work was initiated and confirmed Barrick’s target concept identifying mineralized intrusive rock intruding the sediments southwest of the La Pause fault.

Geophysical surveys were completed along the La Pause fault, a major break separating volcanic rocks to the northeast and sedimentary rocks to the southwest. A significant chargeability anomaly corresponds with recently identified altered and folded intrusive rock within the sedimentary basin (as reported in the third quarter). This emerging target will be drilled in 2024. A comprehensive drill-for-till program is also planned to further assess the prospectivity of the sedimentary basin.

The property straddles the La Pause fault, a crossover structure linking the Larder Lake – Cadillac Break and Porcupine-Destor Break, two of the most significantly endowed structures in North America.

Pueblo Viejo, Dominican Republic

At Pueblo Grande Norte, a total of four framework drillholes were completed. Drill holes identified permeable rocks affected by high-sulfidation mineralization with strong dissemination of several events of sulfides. This drilling is opening a new search space several kilometers to the west of the Montenegro pit. Follow-up drilling will take place starting in the first quarter of 2024.

At Zambrana, to the southeast of the Moore pit, two drillholes were completed. Both holes intercepted shallow oxide mineralization with expected gold mineralization from surface up to approximately 30 to 40 meters (pending laboratory results). At depth, coincident with the high chargeability IP anomaly, the holes intercepted permeable rocks affected by PV-type alteration with several events of sulfide mineralization (assays pending). Follow-up drilling is planned in the first quarter of 2024.

At Pueblo Grande Sur, located several kilometers to the southeast of the Moore pit, two targets with coincident soil anomalies and geophysical anomalies (chargeability) had been identified. Fieldwork is in progress to define drill targets, with drilling planned in the second half of 2024.

Regional Exploration, Dominican Republic

In 2023, three new exploration concessions covering a total area of 134 square kilometers were granted across the Dominican Republic, within three different geological districts. At the La Laja project (located 40 kilometers west of Pueblo Viejo), a reconnaissance campaign in 2023 identified three areas of interest which feature encouraging indications of hydrothermal alteration as well as gold and copper mineralization.

A full integration and reinterpretation of legacy data on a consolidated Barrick property portfolio located in the western Dominican Republic has been completed. Several areas of interest have been identified with field work to define the geological framework, mineral potential and target areas to be conducted during 2024.

Northern Chile

Generative work is ongoing, aiming to secure a strong portfolio of district-scale projects that provides exploration optionality. During the fourth quarter of 2023, a desktop prospectivity review was completed, and the team progressed to field-validation of the highest ranked areas.

El Indio Camp, Chile

In the El Indio district, a 6-hole drill program was completed on the Sancarron target searching for structurally controlled mineralization within a footprint below a landslide debris field. The results of the first 5-holes were inconclusive, with isolated intersections of structures and low-grade, but returned uneconomic gold assay results. The sixth and last hole drilled tested deep mineralization potential in the target. Based on preliminary geological reviews, these results are interpreted to be connected to, and constrained within a structural zone, with a mineralization style similar to the historically mined El Indio deposit. Based on this concept, true-width intersections are anticipated to be in the order of 50% of reported drill widths.

Limited field work resumed after the end of the 2023 winter season, with the team outcrop mapping and conducting traverses over the areas of interest. Work progressed with selection of drill contractors and drill collar locating for an additional small drilling campaign, targeting the potential for a structurally controlled, high-grade feeder zone in the Sancarron target, which is a follow-up to drilling completed in 2023.

During 2024, geological reconnaissance work is planned to continue on the targets defined for Indio Camp, particularly in the Sancarron area, where a small drilling campaign is planned to test the extension of mineralized structures that were identified during 2023 field reconnaissance.

Alturas, Chile

In April 2015, Barrick announced a new gold discovery known as Alturas, located in the Andean region of Chile approximately 30 kilometers south of the former El Indio mine. Alturas is part of a large mineralized system which extends well beyond the limits of the current drilling area. For further information, see “Narrative Description of the Business – Mineral Reserves and Mineral Resources”. In 2017, Barrick completed a scoping-level study for a conventional open pit heap leach operation at Alturas, which fell short of the Company’s hurdle rate. In 2018, Barrick drilled and incorporated an additional 34 drill holes for 11,800 meters into an updated geology and resource model. The additional data and a better understanding of the controls to mineralization enabled the tailoring of the anisotropy to the high grade controls. Barrick applied geological and metallurgical domaining which resulted in an improved geological and geometallurgical model. An additional 22 kilometers of down hole structural data and 13 kilometers of geotechnical logging was incorporated, and the 2017 scoping-level study was updated and revised. This deposit is geologically similar to the nearby Veladero mine in Argentina. In 2019, efforts were focused on the Argentina side of this system (Del Carmen), where drilling assessed the mineral inventory of the Rojo Grande prospect.

In 2022, Barrick decided to exit the Del Carmen side of the project in Argentina and is currently considering potential options to divest its interest in Del Carmen. Barrick also conducted additional geological confirmation and metallurgical drilling on the Alturas orebody. The information was used to update the models and new resource pit shells were generated at the 2022 resource prices, combined with an updated cost model to align with the nearby Veladero benchmarks. This, combined with the Company’s decision to exit the Argentina portion of the project, resulted in a revised attributable measured and indicated resource of 2.2 million ounces and an inferred mineral resource of 3.6 million ounces of gold.

Veladero, Argentina

In the Veladero district, targeted drilling campaigns continued to test outstanding targets in an effort to begin to bring the district to account. There are also a number of untested opportunities in proximity to Veladero that could potentially expand the resource and reserve base of both Pascua-Lama and Veladero.

Following on from the definition of a mineral inventory after the first diamond drilling campaign at the Morro Escondido target, the metallurgical sampling program continues as part of the study to optimize the project economics. The exploration team is evaluating the geological extensions to mineralization along the La Ortiga Trend with a large ground Controlled Source Audio Magneto Telluric (“CSAMT”) geophysical survey planned during 2024 from Cerro Lila in the north of the trend, to the Julieta target area south of Morro Escondido.

In the fourth quarter of 2023, within the wider La Ortiga Trend, five targets were tested in the Cerro Lila area, which intersected weak high sulfidation alteration and structurally controlled gold mineralization, however, positive porphyry-type evidence was seen, vectoring towards the Domo Negro target, opening a search space for gold copper porphyry mineralization.

The exploration team is conducting field work on the other high priority targets defined in the Veladero district. During the fourth quarter of 2023, two targets located along the Pascua-Lama trend, Azul and Domo Fabiana East, were confirmed as high potential areas of interest for high sulfidation mineralization. Field work is ongoing, aiming to define drill-ready targets by the second quarter of 2024. Subject to results, drilling is expected after the Andean winter. At the Veladero Trend, field activities are ongoing at the Atahualpa porphyry target, with a ground Induced Polarization geophysical survey recently completed, along with further field mapping and sampling. This work defined drill-ready targets that are expected to be tested during the second quarter of the year.

The drilling results at the Antenas-Chispas target had reduced the search zone to a 1 kilometer by 2 kilometer area of interest with favorable hydrothermal alteration present. Plans to return in the fourth quarter of 2023 were pushed to the first quarter of 2024 due to prioritization of drilling in the Veladero orebody for end of 2023. Two drillholes to test the final zone of interest were completed in January and February 2024 and results are pending. A third drillhole is planned to be tested before the start of the winter season, following which a decision on the target will be made. Drilling of the Lama targets remains suspended. Geological reviews of results are ongoing to determine if a follow-up program is warranted. As previously reported, those targets with a low potential to pass investment filters have been removed from the portfolio.

Peru

Field work continues to focus on building a high-quality portfolio of district-scale projects across the country. Four areas of interest are advancing in parallel, with projects at different stages, from target delineation to generative.

Following the consolidation of the Pataqueña District, further mapping, sampling, and ground geophysical surveys defined four large targets with favorable geology (alteration and host rocks) in a promising structural setting. Pataqueña is an intermediate sulfidation epithermal system. All permits to complete the drilling campaign have been secured and drill platforms and accesses defined. Drilling is planned for after the wet season, in the second quarter of 2024.

Following the positive results from early work at the Libelula District, in the fourth quarter of 2023 the team completed regional-scale traversing, confirming new areas of interest between Pierina and Libelula. These areas were secured with two newly consolidated ground positions for a total of 140 kilometers. Detailed geological mapping and sampling will be conducted during 2024. At Libelula itself, field mapping and sampling is ongoing, with ground geophysical surveys planned in early 2024, aiming to have drill-ready targets by the third quarter of 2024.

Reconnaissance field work is planned in two other areas of interest where Barrick has consolidated a district-scale position.

Pascua-Lama, Chile and Argentina

Pascua-Lama is located on the border of Chile and Argentina, in the Frontera district at an elevation of 3,800 to 5,200 meters, approximately 10 kilometers from the Veladero mine. The Chilean part of the deposit is at an elevation of approximately 4,300 to 5,250 meters above sea level. The Pascua-Lama project contemplates cross-border mining operations pursuant to a mining treaty between Chile and Argentina. The initial Pascua-Lama project was designed as a large-scale open pit operation centered at an elevation of 4,800 meters with processing facilities in Argentina having an initial designed throughput capacity of 45,000 tonnes per day.

Construction on the Pascua-Lama project began in October 2009. During the fourth quarter of 2013, Barrick announced the temporary suspension of construction, except for those activities required for environmental and regulatory compliance. The Company had previously suspended construction activities on the Chilean side of the project, except for those activities deemed necessary for environmental protection, during the second quarter of 2013 as a result of the issuance of a preliminary injunction. The suspension of construction in Chile and Argentina postponed and reduced near-term cash outlays. The ramp-down was completed on schedule and budget in mid-2014. In late 2015, the Pascua-Lama project began implementing a temporary suspension plan as submitted to the mining authorities in Chile and Argentina. On March 13, 2017, the Chilean Supreme Court vacated the temporary suspension plan, ruling that additional information from Chile’s environmental regulator was required, and ordering the Chilean mining authority to issue a new resolution on the plan after receiving such information. On August 29, 2017, Chile’s National Geology and Mining Service (Sernageomin) issued a new resolution in which it reapproved the Temporary Closure Plan as originally issued. This approval was subsequently renewed and was valid through September 2022. The Temporary Closure Plan is no longer in effect as the project entered definitive closure on March 31, 2021.

Pascua-Lama has been subject to various legal and administrative proceedings, including an order from Chile’s environmental regulator, the Superintendencia del Medio Ambiente (the “SMA”) to close surface facilities on the Chilean side of the project. For more information about these matters, see “Legal Matters – Legal Proceedings” and “Pascua-Lama – SMA Regulatory Sanctions”. Certain additional permits and authorizations will be required for the construction, operation and/or closure of project facilities at Pascua-Lama in both countries.

In 2009, Barrick entered into a Silver Purchase Agreement with Wheaton Precious Metals International Ltd. (“Wheaton Precious Metals”), a wholly owned subsidiary of Wheaton Precious Metals Corp. (“Wheaton”), whereby Barrick is required to deliver 25% of the life of mine silver production from the Pascua-Lama project once it is constructed, and was required to deliver 100% of its silver production from the Lagunas Norte, Pierina and Veladero mines until March 31, 2018. Pursuant to the terms of the silver purchase agreement (as amended), if the requirements of the completion guarantee were not satisfied by June 30, 2020, the agreement could be terminated by Wheaton Precious Metals, in which case Wheaton Precious Metals would be entitled to the return of the upfront cash consideration paid less a credit for silver delivered up to the date of that event. In the fourth quarter of 2019, Barrick completed a study of the Pascua-Lama project and concluded that it does not have a plan that meets the Company’s investment criteria under the current assumptions. As a result, there is significant uncertainty with the timing and quantity of the delivery of any future silver production from Pascua-Lama. Given that Wheaton Precious Metals did not exercise its termination right by September 28, 2020, a residual liability of $253 million remains due on September 1, 2039 (assuming no future deliveries are made). As at December 31, 2023, the residual liability was $162 million (being the discounted value of the $253 million).

As of December 31, 2023, the Pascua-Lama project had received $472 million in VAT refunds in Chile relating to the development of the Chilean side of the project. Under the current arrangement, this amount must be repaid if the project does not evidence exports for an amount of $3,538 million within a term that expires on December 31, 2026, unless extended. Interest on this amount would accrue from the date of non-compliance. As of December 31, 2023, the Pascua-Lama project recorded $9 million in VAT recoverable in Argentina relating to the development of the Argentine side of the project. These amounts may not be recoverable if the project does not enter into production and are subject to devaluation risk as the amounts are recoverable in Argentine pesos. In 2022, the Chilean government proposed changes to Chilean law on VAT refunds that may affect the timeframe and amount of these refunds. The proposed changes were rejected in a vote by the Lower House of Congress on March 8, 2023. On January 24, 2024, the Chilean government presented another proposal for changes to Chilean tax law. Among the proposals, an amendment to VAT refunds that can potentially affect the timeframe and amount of these refunds was again included. Barrick will continue to monitor the status and potential impact of proposed changes. For more information, refer to “Legal Matters – Government Controls and Regulations”.

Barrick’s intention is to update the Company’s geological understanding of the orebody as part of its strategy to bring Pascua-Lama to account. An updated Pascua preliminary economic assessment is planned for 2024 to outline project potential scope options, and a closure environmental impact assessment for the existing site was submitted during January 2024. The updated environmental impact assessment corresponds to the modification of the closure phase of the Pascua mining project requested by the Chilean Environmental Court, specifically regarding water management. It intends to return the water flows and quality to natural conditions. This will entail the removal of certain infrastructure as per the directive received. The environmental impact assessment process will include participatory monitoring, working groups and Indigenous consultation in line with Barrick’s ongoing commitments and standards. For more information, see “Legal Proceedings – Pascua-Lama – SMA Regulatory Sanctions”.

Porgera, Papua New Guinea

On December 22, 2023, the Commencement Agreement was completed and recommissioning of the Porgera mine commenced. For more information on the restart of the Porgera mine, see “Operational Excellence and Sustainable Profitability” and “Government Controls and Regulations”. Drilling of the Wangima target resumed in late December 2023 and continued in the first quarter of 2024 using one surface and three underground drill rigs. Drilling will continue at this rate until mid-year before increasing further with the aim of identifying new discoveries along strike of the current open pit mining operation.

Norte Abierto, Chile

The Norte Abierto project contains large, long life mineral resources and therefore represents a valuable long-term opportunity for the Company.

Norte Abierto is a 50/50 joint venture held by Barrick and Newmont. Amendments to the joint venture agreement completed by the partners in 2023 resulted in the payment by Newmont to Barrick of the remaining deferred consideration payment obligations (net of certain agreed deductions) arising from Barrick’s transaction with Goldcorp in 2017 to form the partnership on the project. Newmont will fund Barrick’s share of expenditures for an agreed period of time, following which they will be shared on a 50/50 basis between the partners.

Approval of the environmental impact assessment for Cerro Casale was received in January 2013 from the Servicio de Evaluación Ambiental, the environmental authority of the Atacama region of Chile. Barrick and Newmont are evaluating ways in which the Norte Abierto deposits can be profitably developed by the joint venture. Among other things, the joint venture has initiated an exploration program on these deposits which includes validating the models of these two geological deposits, an initial 16,000 meter diamond drill program that was commenced in late 2017 to increase geological confidence of both deposits, and data evaluation of four satellite targets which demonstrate exploration potential. During 2019, the team completed drilling and test-work, which were used to update the technical understanding of the orebody, including an update of the Cerro Casale geology model. This information was used for the value engineering study scenarios which were completed in 2019. Other targets on the site were re-ranked and targeted for further investigation.

Ecuador

Following Barrick’s successful participation in a public tender process (which was conducted by ENAMI EP, the state-owned mining company of Ecuador) and the signing of a commercial framework agreement with ENAMI EP on September 19, 2023, Barrick’s exploration team conducted early regional reconnaissance prospecting work on various districts found in the southern Jurassic Belt, which hosts the Mirador and Fruta del Norte deposits. Early results from such work are positive, confirming the epithermal and/or porphyry potential of the districts. Barrick continues to work with ENAMI EP on implementing the framework agreement.

Japan Gold Strategic Alliance, Japan

On February 23, 2020, Barrick formed a country-wide alliance with Japan Gold to jointly explore, develop and mine certain gold mineral properties and mining projects in Japan. Under the terms of the alliance, Barrick funded a two-year initial evaluation phase, with the option to fund a subsequent three-year second evaluation phase. Barrick may designate a project at any time and sole fund to completion a pre-feasibility study to earn a 51% interest, with the option to continue sole funding to completion a bankable feasibility study to earn a 75% interest in the project.

The initial evaluation phase was extended by six months to August 31, 2022 to account for the inclusion of additional high potential properties, pending analytical results from work programs comprised of geochemical sampling and geophysical gravity surveys and Covid-19 related travel restrictions. The conclusion of the initial evaluation phase was that six projects advanced to the second evaluation phase, and one additional project and three more recently acquired additions to existing projects will continue under the initial evaluation phase.

Four priority projects in the second evaluation phase are currently advancing, two in the northern Hokkaido Island (Aibetsu and Hakuryu), one in the central Honshu Island (Togi) and one in the southern Kyushu Island (Mizobe). At Aibetsu, a CSAMT survey (four lines, 16.3 line-kilometers) was completed, confirming northeast trending structures potentially associated with low sulfidation mineralization.

At Hakuryu, detailed field mapping and sampling was completed, identifying an outcropping preserved low sulfidation system. Follow-up work is planned after winter. At the Togi project, four lines of CSAMT ground survey were completed, for a total of eight line kilometers. The survey confirmed the high potential for a preserved, buried low sulfidation system with multiple events of alteration and mineralization identified. Drilling is expected to start in the second half of 2024.

At the Mizobe project, four holes were completed during the fourth quarter of 2023, for a total of 1,271 meters. Two holes extend the hydrothermal system intercepted by MZDD23-03, as previously reported, 500 meters to the southeast. This second drilling campaign confirmed a complex hydrothermal system intersecting evidence of multiple alteration and mineralization events. A detailed ground magnetic survey is ongoing, aiming to define the main controls on the mineralization intercepted to date. Data integration and interpretation will follow.

Asia Pacific

The exploration team continues its focus on reviewing and evaluating new exploration opportunities at different stages across the Asia Pacific region.

Senegal Exploration Portfolio – Bambadji Joint Venture, Dalema, Bambadji South

In Senegal, exploration efforts continued to focus on the search for an anchor orebody within the prospective endowed Kofi Series and Faleme Domains.

On the Bambadji joint venture with partner IAMGOLD, framework drilling continued along the 26-kilometer prospective corridor of the Bambadji Main Shear Zone. In the fourth quarter of 2023, drilling was carried out at the Gefa target, and significant alteration intervals and strong sulfide mineralization have been intersected, confirming the extension of the Gefa mineralized system down to 375 meters vertical depth. In addition to these targets, kilometer-scale gaps still exist along the corridor and numerous programs are being designed to investigate these underexplored settings with preserved potential for discovery. On the early stage exploration permits of Bambadji South and Dalema, target generation will continue while RC drilling will aim to advance priority targets recently defined by results from auger drilling programs.

To the west, in the Faleme Domain, additional results from extensive target delineation programs continue to highlight multi-kilometer scale anomalous geochemical trends associated with prospective geological features supporting the exploration potential for major discoveries in this underexplored setting.

At the Dalema project, shallow RC and diamond drilling on the first set of priority targets returned promising results in 2023, with indications of high grade.

Loulo-Gounkoto, Mali

For information on exploration and development at the Loulo-Gounkoto Mine, see “Material Properties – Loulo-Gounkoto Mine Complex”.

Tongon, Côte d’Ivoire

Decrees awarding the Boundiali and Korokaha North exploration licenses were issued in the second quarter delivering new satellite exploration opportunities and allowing the Fonondara conversion drilling program to commence, which aims to confirm the viability of the deposit as a satellite for Tongon by year end.

Within the Nielle permit, a new pit optimization on the Koro A2 target was completed, supporting its potential to become a satellite pit. Meanwhile, a reconnaissance air core drilling program has extended the strike of the mineralized system beyond one kilometer within the neighboring Korokaha North license, where infill and follow-up drilling will be executed in early 2024. Additionally, target generation programs including auger drilling and ground geophysical surveys are planned for the first quarter 2024 to generate new high-impact targets with the potential to further extend the Tongon life of mine.

Regional Exploration, Côte d’Ivoire

At Fonondara Main, a first phase assessment drill program, completed in 2022, supported the potential of the deposit to meet the economic threshold for trucking to Tongon. Additionally, the initial pilot geometallurgical testwork supports the viability for processing the material at the Tongon plant. A second, more expansive, phase of drilling has been completed. Upon the full assessment of the results, a decision will be made on the commencement of a pre-feasibility study.

Kibali, Democratic Republic of Congo

For information on exploration and development at Kibali Mine, see “Material Properties – Kibali Mine”.

North Mara and Bulyanhulu, Tanzania

Framework drilling through post-mineralization cover and ground geophysics continued along the Gokona corridor throughout 2023. RC drilling at Shakta, eight kilometers northwest of Gokona, has identified a gold-bearing hydrothermal system extending over 500 meters width and one kilometer along strike. Several holes have returned anomalous halos within Gokona-style altered host rocks, indicating the potential for a large-scale system. The system remains open along strike, and further drilling will be completed early in 2024 to assess the potential of the target to deliver a new discovery. Framework RC drilling at Tagota commenced in the first quarter of 2023, located 20 kilometer northwest of Gokona, initial drill holes have delineated two one-plus kilometer alteration trends with mineralized veining and disseminated sulfides associated with wide anomalous intersections, indicative of a hydrothermal system that has the potential to generate a significant deposit.

At Bulyanhulu, an updated geological model was developed for the northwest extension of the Bulyanhulu system. The new model has highlighted several near mine targets and initial drill testing started in early 2023. In parallel, target delineation programs including ground geophysics and geochemical framework drilling have been completed over the newly acquired Tembo permits (the transaction through which Bulyanhulu Gold Mine Limited, a subsidiary of Barrick, acquired the permits was completed in April 2022) on the northern portion of the Bulyanhulu inlier. Initial observations from the geochemical framework drilling successfully confirmed continuity to Bulyanhulu-type geology and potentially mineralized host structures beneath the expansive post-mineral lake sediment cover. Assay results are expected in early 2024 and pending success, further drilling will be completed, aiming to delivery flexibility to the Bulyanhulu plant.

Other developments in 2023 included the signing of option agreements securing an area covering the potential southerly continuation of the Bulyanhulu shear, as well as on the Mara Belt, the signing of option agreements for key permits along the prospective Gokona Corridor, and the granting of two exploration licenses over the high priority Tagota target.

Regional Exploration, Tanzania

Initial field traverses of the extensive regional exploration portfolio highlighted the high proportion of transported regolith cover over a majority of the licenses likely to preserve near surface discovery potential. A large scale airborne geophysical survey was completed in 2023, which supported the reinterpretation of the geological model and identification of prioritized areas of interest for more focused follow-up work scheduled to commence halfway through 2024.

Jabal Sayid, Kingdom of Saudi Arabia

Exploration within the Jabal Sayid mining license in the fourth quarter of 2023 focused on building the geological model at Janob through integration of drill data with detailed surface mapping along the continuation of the paleosurface one kilometer southwest of Lode 1. Drilling to constrain the strike extent and orientation of the Janob feeder style mineralization was completed and the results will be assisted with vectoring toward the inferred massive sulphide mound. In parallel, a license scale geological review to generate additional near mine targets along the Jabal Sayid paleosurface has commenced.

At the Jabal Sayid South Exploration License, located immediately south of Jabal Sayid, regional and prospect scale mapping has been progressing targets along the extension of the prospective stratigraphy. Framework drilling commenced during the fourth quarter focusing on the extension of the paleosurface from Jabal Sayid. Targets are being ranked and prioritized for further drill testing in the first quarter of 2024.

The Exploration License for Umm ad Damar, located 20 kilometers southeast of Jabal Sayid, was received in March 2023. In the fourth quarter of 2023, diamond drilling commenced with a framework program designed to inform updated geological models for the highest priority historical prospects. VMS-style mineralization has been intersected at all targets drilled this quarter with assays pending; results will be integrated into the geological models to identify and prioritize the highest impact opportunities to progress with further drilling. Additionally, the airborne geophysical survey is also planned to commence in the first quarter alongside a geochemical drill program to support the generation of additional targets.

Egypt, Regional Exploration

Upon completing successful screening programs, the Fatiri and Atalla licenses were relinquished after indications of large mineralized systems were not observed. Exploration programs are progressing on the Hamash-Sukari, where initial observations from the first phase exploration program have identified features that are indicative of elevated prospectivity, including fertile intrusives and a major, multi-kilometer, structural corridor associated with extensive alteration along extensional flexures. An airborne geophysical survey is planned early in 2024 to support the generation of the first set of prioritized targets for drill testing.

Lumwana, Zambia

Resource conversion drilling in Kababisa and Kamisengo was completed during the fourth quarter of 2023, with approximately 26,000 meters drilled on the two deposits. Resource conversion drilling is also taking place within the Chimiwungo Super Pit footprint and is expected to be completed by the end of the first quarter of 2024 with 13,000 meters drilled during the fourth quarter of 2023 to support the reporting of Reserve by the end of the year.

The Lumwana Expansion pre-feasibility study is expected to be completed by the end of the first quarter of 2024, and will transition into a feasibility study, due to be completed by the end of 2024 with first production scheduled for 2028. For more information, see “Growth Projects – Lumwana Super Pit Expansion and New Mobile Equipment Fleet, Zambia”.

LEGAL MATTERS

Government Controls and Regulations

The Company’s business is subject to various levels and types of government controls and regulations, which are supplemented and revised from time to time. Accordingly, the Company monitors political and economic developments in the jurisdictions in which it does or may carry on business, as well as changes in regulation to which Barrick is subject. Set out below is a summary of potentially material developments related to government controls and regulations that may affect Barrick or its properties.

In the United States, certain of Barrick’s mineral reserves and operations occur on unpatented lode mining claims and mill sites that are on federal lands subject to federal mining and other public land laws. For example, the General Mining Law, which governs mining activities on federal land in the U.S., was designed to incentivize mining activity on federal lands by granting miners the right to prospect, explore, and mine while meeting all applicable environmental and other regulatory requirements, generating fees, taxable revenue, investment and employment benefiting the U.S. federal and state governments. Changes in such laws, or regulations promulgated under such laws, could affect mine development, expansion, and closure projects. Significant increases in regulatory obligations could raise compliance costs with respect to exploration, mine development, mine operations and closure, and could prevent or significantly delay certain operations by the Company. Changes to mining and public lands laws are often proposed in the U.S. Congress, and changes to the regulations promulgated under such laws are often proposed by federal regulatory agencies. In addition, non-governmental organizations often litigate to influence the application of existing regulations.

On February 22, 2022, the Administration of President Biden released its “Fundamental Principles for Domestic Mining Reform,” which details the Administration’s mining law reform focus, including establishing a royalty for all minerals extracted from public lands, strengthening regulatory and legislative environmental standards, and establishing a funded program to remediate historical abandoned hardrock sites and mines. The Administration’s specific inclusion of mining law reform as an agenda item marks the first instance in several decades that the executive branch, as opposed to the legislative branch, has directly pursued mining law reform.

In furtherance of this effort by the Administration, the Department of the Interior (“DOI”) announced on February 22, 2022, the formation of an interagency working group to gather information and develop recommendations for changing the General Mining Law (called the Interagency Working Group on Mining Laws, Regulations, and Permitting, the “IWG”). Comments on this subject were due to DOI by August 30, 2022. Barrick, through Nevada Gold Mines, submitted extensive comments, as did other mining companies and mining industry groups. In the same February 22, 2022 announcement, DOI stated that it would be holding a series of roundtables to gather information regarding potential reform of the General Mining Law, and that speakers would be invited by DOI to make presentations. Barrick and Nevada Gold Mines, along with other industry representatives, participated in the DOI roundtable discussions. DOI issued the IWG’s report on September 12, 2023. Among other things, the report recommends the United States adopt a leasing system and impose a 4% to 8% net royalty. To date, the IWG’s report has received very little publicity or support for its conclusions or recommendations. The Company will continue to be engaged on any proposed changes to the General Mining Law and continues to support updates that will result in a more secure legal framework for Barrick and the U.S. hard rock mining industry as a whole.

Changes to mining and public lands laws are also the subject of several pending lawsuits. In November 2009, a coalition of environmental groups filed a lawsuit in the U.S. District Court for the District of Columbia by challenging regulations promulgated under the federal mining law: Earthworks, et al. vs. U.S. Department of the Interior. The lawsuit seeks to impose different rules on mill-site claims and unpatented lode claims and seeks an injunction of all permitting of mines on federal lands until new rules are promulgated. An unfavorable outcome in that litigation could result in changes to the mining law. Barrick intervened in support of the federal agency defendants in the lawsuit. Cross-motions for summary judgment were filed and briefed, and oral argument was conducted on October 27, 2017. In November 2019, the case was reassigned to a new judge. The District Court ruled against the plaintiffs on October 2, 2020. On December 23, 2020, the plaintiffs appealed that decision to the United States Court of Appeals for the District of Columbia (“Court of Appeals”). On November 18, 2021, the Court of Appeals granted a joint motion from the Plaintiff-Appellants and the Department of Justice, which was opposed by Barrick and the other intervenors, to stay the appeal to allow the Department of the Interior to undertake a rulemaking to address the regulations at issue in the case. Barrick and other intervenors filed a motion on November 25, 2022, to lift the stay and restart the litigation. The plaintiffs and federal defendants filed a motion to continue the stay. On January 23, 2023, the Court of Appeals granted Barrick’s motion and the litigation restarted. Appellate briefing was completed in the third quarter of 2023. The Court held oral argument on January 16, 2024, and a decision is expected in 2024.

In May 2022, the United States Court of Appeals for the Ninth Circuit affirmed a lower court decision revoking the U.S. Forest Service’s approval of a mining plan for the Rosemont Copper Mine Project in Arizona, which is owned by Hudbay Minerals Inc. (“Hudbay”): Center for Biological Diversity v. U.S. Fish and Wildlife Service (the “Rosemont Decision”). In 2007, Hudbay submitted a proposed mining plan of operations to the U.S. Forest Service for a 20-25 year surface copper mine, which would be located in the Coronado National Forest in Arizona. Similar to Earthworks, the plaintiffs filed a lawsuit seeking to impose different rules for the use of unpatented lode claims. In the Rosemont Decision, the Ninth Circuit affirmed the district court’s ruling that before an operator can use unpatented lode mining claims for “ancillary uses” such as waste rock or tailings storage, the U.S. Forest Service must first determine that such claims are “valid.” Further, in February 2023, the United States District Court for the District of Nevada ruled that the Rosemont Decision was controlling on public lands administered by the BLM: Western Watersheds and Bartell Ranch LLC et al. v. Ester M. McCullough et. al. (the “Western Watersheds Decision”). The Western Watersheds Decision involves Lithium Nevada Corporation’s (a subsidiary of Lithium Americas Corporation) proposed Thacker Pass lithium project in Nevada. The Western Watersheds Decision requires the BLM to complete the same “validity” analysis as in the Rosemont Decision. A bipartisan bill has been introduced in the Senate and the House of Representatives, including as its sponsors Senators Cortez Masto, Rosen, and Murkowski, and Representatives Amodie and Peltola, to reverse the Rosemont and Western Watersheds Decisions and restore the pre-Rosemont Decision status quo with respect to mine project permitting.

More generally, proposed changes to the laws governing mining are also introduced in Congress from time to time. For example, in January 2023, the Permitting for Mining Needs Act of 2023 was introduced in the House of Representatives. In May 2023, the Clean Energy Minerals Reform Act was introduced in both the House of Representatives and the Senate. If passed, these bills would amend existing laws affecting mining on public lands in the U.S. and may have an impact on the permitting process. They are currently in committee for review and hearing.

In September 2015, the BLM amended land use plans governing management on federal lands across the western states to impose additional restrictions and mitigation obligations on development activities occurring to protect habitat of the greater sage grouse. The affected lands include lands in northern Nevada where the Company develops and operates mines. In anticipation of the BLM decision, in March 2015, the Company negotiated a separate agreement with the BLM and other agencies, the Barrick Nevada Sage-Grouse Bank Enabling Agreement, which specifies a methodology for measuring the impact of mine development activities on sage grouse habitat and offsetting mitigation measures. The agreement allows the Company to bank mitigation credits in anticipation of future mine development and avoids some of the restrictions in the land use plan amendments. The agreement applies to some, but not all of the sage grouse habitat where development activities may occur. Those lands not covered by the agreement will be subject to the amended land use plans. Implementation of the agreement may result in additional costs for some operations. Access to or development of some lands not covered by the agreement may be restricted via further regulatory action or subject to specific requirements, such as additional compensatory mitigation.

In 2019, BLM adopted further revisions to its land use plans which would have relaxed certain requirements of the 2015 plans. Implementation of those changes were enjoined by a federal district court. BLM began a new NEPA process and has been gathering input and analyzing issues that have arisen since adoption of the 2015 and 2019 plans that are affecting sage-grouse habitat and populations. In the meantime, the State of Nevada has adopted a regulation similar to the BLM’s 2015 requirement. The Nevada regulation also excludes actions covered by the Barrick Nevada Sage-Grouse Bank Enabling Agreement. Accordingly, both state and federal governmental authorities continue to focus on issues related to the protection of the sage grouse habitat, which may have an impact on the Company’s future operations in the region.

Additionally, and specific to mining, the 2015 land use plans designated habitat management areas and sagebrush focal areas (“SFAs”), and recommended withdrawing SFAs from mineral location and entry. In 2017, BLM canceled the proposed SFA withdrawal. A separate decision from the same federal district court vacated the 2017 cancellation and remanded the issue to BLM to review the proposed withdrawal applications for the SFAs and to potentially re-propose their boundaries. BLM has resumed its evaluation and NEPA process of the proposed withdrawal, and its future regulatory actions regarding sage grouse may have an impact on the Company’s future operations in the region.

In August 2022, President Joe Biden signed into law the Inflation Reduction Act (“IRA”). The IRA includes a 15% corporate alternative minimum tax (“CAMT”) that is imposed on applicable financial statement income. The CAMT is effective for tax years beginning after December 31, 2022. Barrick is subject to CAMT because the Company meets the applicable income thresholds for a foreign-parented multi-national group. On December 27, 2022 and December 15, 2023, the U.S. Treasury Department and the U.S. Internal Revenue Service issued initial guidance in Notice 2023-7 and Notice 2024-10, respectively (the “Notices”), regarding the application of the CAMT. The Notices solicited comments on the rules contained in the Notices and certain other issues. Several Washington D.C.-based organizations representing the largest taxpayers doing business in the U.S. including Barrick, filed comment letters regarding these Notices. On December 15, 2023, the Department of Treasury and the Internal Revenue Service issued Notice 2024-10PDF to provide additional interim guidance on the CAMT.

In Chile, on March 6, 2015, the environmental minister and members of the Chilean legislature reached an agreement to propose a new glacier protection law that, among other things, would recognize certain types of glaciers in that country as environmental reserves and prohibit commercial activity in the vicinity of those reserves. Under this proposed law, mining projects will be subject to new permitting, monitoring and other regulatory requirements relating to glaciers. It is contemplated that certain elements of the proposed law, including the requirement to monitor and mitigate environmental damage to glaciers, could apply retroactively to certain existing environmental approvals. The proposed law is still under discussion in the Chilean legislature. Barrick is monitoring the legislative process and evaluating the potential impact of the proposed legislation on the Pascua-Lama project.

On July 11, 2022, the Chilean government proposed changes to Chilean tax law aimed at increasing tax collection. Among the proposals, an amendment to VAT refunds was included that could have affected the timeframe and amount of these refunds. The proposed changes were rejected in a vote by the Lower House of Congress on March 8, 2023. On January 24, 2024, the Chilean government presented another proposal for changes to Chilean tax law. Among the proposals, an amendment to VAT refunds that can potentially affect the timeframe and amount of these refunds was again included. Barrick continues to monitor the status and potential impact of these proposed changes on the VAT refunds received in connection with the development of the Pascua-Lama project.

Chile’s DL 600 foreign investment regime was eliminated as of December 31, 2016. However, the relevant DL 600 contracts for the Zaldívar joint venture, Norte Abierto project and Pascua-Lama project remain in effect.

Following political protests in October 2019, a Constitutional Convention (the “Convention”) was formed in Chile. The Convention was comprised of 155 elected members, who were tasked with proposing a new draft Constitution. As part of this review, a proposal to nationalize Chilean mining companies was filed with the Convention’s environmental working group and approved for discussion in February 2021. If passed, the proposal would have resulted in the nationalization of all of the assets, including water rights, of Chilean mining companies and their subsidiaries. However, in a vote that took place on September 4, 2022, more than 61% of the Chilean population rejected the proposal and the current Constitution remains in force. Following the rejection of the proposed constitution, the executive and legislative branches agreed to initiate a second constitutional process in 2023. At a national vote held on December 17, 2023, almost 56% of voters rejected the new draft constitution proposed as part of the second constitutional process. Chilean President Gabriel Boric subsequently announced that his government will not attempt a third constitutional process.

In September 2018, the Argentine government re-established customs duties for all exports from Argentina. Effective for the period of September 2018 to December 31, 2020, exports of doré are subject to a 12% duty, capped at ARS 4.00 per USD exported. On December 14, 2019, the President of Argentina abolished the exchange rate limit applied to the calculation of export duties. On December 23, 2019, the Argentine Congress enacted an emergency law reducing the rate for mining export duties to 8% from 12%. The Argentine Tax Authority challenged the application of the reduced 8% rate to Veladero’s exports of doré and Veladero was subject to the higher 12% rate at various times. On October 2, 2020, the Argentine government issued Decree 785/2020 that established the rate for mining export duties at 8% from October 3, 2020 until December 31, 2021. On December 31, 2021, this decree was extended until December 31, 2023. Since January 1, 2024, no export duty has applied, although the government may seek to reintroduce it.

On September 1, 2019, the Argentine government issued Decree 609/2019 announcing currency restrictions in Argentina (the “Decree”). Subsequently, the Central Bank of Argentina (“Central Bank”) issued Communication “A” 6770 complementing the Decree. The Decree has subsequently been amended and supplemented by further Central Bank communications that further tightened foreign exchange controls. As a result, export proceeds are required to be converted into Argentine pesos at the official exchange rate. Additionally, access to the foreign exchange market for dividend distributions and payments to foreign suppliers are severely restricted or otherwise subject to specific authorizations from the Central Bank. These currency restrictions have had a negative impact on Veladero’s business but Barrick continues to optimize the timing of gold sales at Veladero to minimize the mine’s exposure to currency devaluation. Ongoing constructive discussions are still being held with the government on Barrick’s rights to repatriate profits from the Veladero mine.

In Zambia, on December 29, 2021, the Income Tax Amendment Act 43 of 2021 was published, which reversed the previous position such that commodity royalties are tax deductible for corporate income tax purposes starting from January 1, 2022.

In 2022, the Zambian government amended the taxation of the mineral royalty with effect from January 1, 2023. It specifically reviewed the mineral royalty sliding scale, to tax only the incremental value in each price range when the mineral price crosses each mineral royalty price threshold, rather than an increasing royalty rate that applied to the entire revenue under the previous regime. Also in 2022, the government reinstated customs and excise duties on petrol and diesel.

On August 16, 2019, the SML at Porgera expired but continued in force under section 112 of the Mining Act until April 24, 2020, when the Government of PNG indicated that the SML would not be extended. On April 9, 2021, BNL signed a binding Framework Agreement with PNG and Kumul Minerals Holdings Limited (“Kumul”), a state-owned mining company, setting out the terms and conditions for the reopening of the Porgera mine. On February 3, 2022, the Framework Agreement was replaced by the more detailed Commencement Agreement.

Over the course of the next two years, the parties entered into a number of definitive agreements and worked to satisfy the conditions of the Commencement Agreement, including the resolution of BNL’s objections to amended tax assessments issued by the PNG IRC for the financial years 2006 through 2015. The PNG National Parliament also passed legislation in April 2022 to provide, among other things, certain agreed tax exemptions and tax stability for New Porgera Limited, being the new Porgera joint venture created pursuant to the Commencement Agreement. This legislation was certified on May 30, 2022. Six out of the seven pieces of legislation took effect as of April 11 and 14, 2023, respectively, when they were published in the National Gazette, as required under PNG Law. The remaining act awaits publication to take effect. On October 13, 2023, a new SML, Special Mining Lease 13, was granted by PNG to New Porgera Limited. The granting of the new SML to New Porgera Limited reduced Barrick’s ownership interest in the Porgera mine from 47.5% to 24.5%.

The Commencement Agreement became unconditional on December 8, 2023, and formal completion of the Commencement Agreement was achieved on December 22, 2023. Work started on the recommissioning of the Porgera mine on that date and mining and processing restarted at Porgera in January and February 2024, respectively. The international arbitration proceedings previously introduced by BNL against PNG were formally terminated on January 25, 2024. BNL is taking steps to withdraw the other legal proceedings that it initiated in relation to the Porgera dispute in accordance with the Commencement Agreement. The other parties to the Commencement Agreement including PNG have a similar obligation to withdraw such proceedings.

See “Legal Proceedings – Porgera Special Mining Lease” below.

In the Dominican Republic, a second amendment to the SLA became effective on October 5, 2013, and has resulted in additional and accelerated tax revenues to the Dominican government. The second amendment to the SLA includes the establishment of a graduated minimum tax, which will be adjusted up or down based on future metal prices. During 2022, PVD and the Dominican government reached an agreement on the updated financial model to reset the graduated minimum tax rates for 2022. PVD then submitted an updated financial model underpinning the graduated minimum tax rates for the period from 2023 through 2025 in December 2022. This model was approved by the Ministry of Energy and Mines in March 2023. See “Material Properties – Pueblo Viejo Mine – Royalties and Taxes”.

On September 27, 2019, Mali adopted an ordinance introducing the 2019 Mining Code, which was ratified by the Malian National Assembly on April 28, 2020. The 2019 Mining Code cancels and replaces Law No. 2012-015 dated February 27, 2012 (the “2012 Mining Code”) and governs the mining industry going forward. The implementation decree to the 2019 Mining Code was adopted in November 2020. Under the transitory provisions of the 2019 Mining Code, pre-existing mining titles and mining conventions in force remain valid for their remaining term and their holders continue to benefit from the stability of the tax and customs regime set out therein.

In August 2022, the Government of Mali announced that it would conduct an audit of the Malian gold mining industry, including the Loulo-Gounkoto complex. Barrick engaged with the government-appointed auditors and hosted the auditors for a site visit in November 2022. In April 2023, Barrick received a draft report containing the auditors’ preliminary findings in relation to the Loulo and Gounkoto and their respective mining conventions. During the second quarter of 2023, Barrick responded to the draft report to challenge the auditors’ findings, which Barrick believed to be legally and factually flawed and without merit. In February 2024, Barrick received the final audit report in relation to the Loulo-Gounkoto complex. The final report maintained most of the auditors’ findings from the draft and Barrick is engaging with the Government of Mali to challenge them.

In June 2023, the Government of Mali announced a plan to reform the Malian mining legislation. A new mining code and a law requiring local content in the mining sector were adopted in August 2023 but are not currently being enforced, pending the adoption of implementing decrees. Under the 2023 Mining

Code, pre-existing mining titles remain subject to the legal and contractual regime under which they were issued for the remainder of their current term.

In addition, each of Loulo and Gounkoto (which together form the Loulo-Gounkoto complex) have separate legally binding establishment conventions with the State of Mali, which guarantee the stability of the regime set out therein, govern applicable taxes and allow for international arbitration in the event of disputes. During the second quarter of 2020, an agreement was reached whereby the Government of Mali undertook to extend for a 15-year period the convention governing the Loulo mine at its expiration in April 2023 in exchange for the waiver of a withholding tax exemption and agreement to pay a priority dividend to the State. The Malian Government has not taken to date any steps to implement the agreed extension of the Loulo mining convention. In parallel, the Government of Mali initiated a review process of all existing establishment conventions and, in October 2023, invited each of SOMILO and Gounkoto SA, which own and operate the Loulo-Gounkoto complex, to engage with a Committee established by the Government to that effect. In December 2023, the Malian Government alleged that the Loulo mining convention expired in April 2023. The Company is continuing to engage with the Government of Mali to resolve this matter in a manner that protects the rights of Loulo and Gounkoto under their existing establishment conventions while also achieving the stated objectives of the Government of Mali to provide for the equitable sharing of economic benefits from the mining industry. These discussions are ongoing and include engagement with the above-noted committee established by the Transitional Government to renegotiate mining conventions.

For details about specific regulatory initiatives applicable to each of Barrick’s material properties, see the disclosure under “Material Properties” above.

On December 15, 2022, Barrick completed the reconstitution of the Reko Diq project in Pakistan’s Balochistan province. The reconstituted project is held 50% by Barrick and 50% by Pakistani stakeholders, comprising a 10% free-carried, non-contributing share held by the Provincial Government of Balochistan, an additional 15% held by a special purpose company owned by the Provincial Government of Balochistan and 25% owned by other federal state-owned enterprises. Barrick is the operator of the project. The completion of this transaction involved, among other things, the execution of all of the definitive agreements including the mineral agreement stabilizing the fiscal regime applicable to the project, as well as the grant of mining leases, an exploration license, and surface rights. The key fiscal terms for Reko Diq are a 5% net smelter return royalty payable to the Provincial Government of Balochistan, a 1% net smelter return royalty final tax regime payable to the Government of Pakistan (subject to a 15-year exemption following commercial production), and a 0.5% net smelter return royalty export processing zone surcharge. In addition to the mineral agreement, the stabilized fiscal regime is protected pursuant to the Foreign Investment (Promotion and Protection) Act, 2022, which was enacted in December 2022.

In October 2021, more than 135 jurisdictions agreed to the OECD/G20 Inclusive Framework on Base Erosion and Profit Shifting Statement on a Two-Pillar Solution to Address the Tax Challenges Arising from the Digitalization of the Economy. The second pillar of this solution, the Pillar Two model rules, provide a template that jurisdictions can translate into domestic tax law and implement as part of an agreed common approach. In order to implement the Pillar Two model rules, each country is required to enact the rules into its local legislation. Although the OECD remains committed to an ambitious implementation timeline (with the initial stage of implementation intended to have been completed by the end of 2023), there is not a global consensus on an appropriate timeline. Draft legislation to implement the Pillar Two model rules has been published in Canada but it is not yet substantively enacted. Other jurisdictions where Barrick operates have either enacted legislation or are in the process of doing so, with the exception of the U.S. The Company continues to work on assessing its exposure to Pillar Two income taxes; however, based on the analysis performed to date, Barrick does not expect the impact of Pillar Two provisions to be material to the Company.

Barrick is unable to predict what additional legislation or revisions may be proposed that might affect its business or when any such proposals, if enacted, will become effective. Such changes, however, could require increased capital and operating expenditures and could prevent or delay certain operations by the Company.

Various levels of government controls and regulations address, among other things, the environmental impact of mining and mineral processing operations. With respect to the regulation of mining and processing, legislation and regulations in various jurisdictions establish performance standards, air and water quality emission standards and other design or operational requirements for various components of operations, including health and safety standards. Legislation and regulations also establish requirements for decommissioning, reclamation and rehabilitation of mining properties following the cessation of operations, and may require that some former mining properties be managed for long periods of time (see “Sustainability”). In addition, in certain jurisdictions, the Company is subject to foreign investment controls and regulations governing its ability to remit earnings abroad.

Legal Proceedings

Set out below is a summary of potentially material legal and administrative proceedings to which Barrick is a party.

Proposed Canadian Securities Class Actions (Pascua-Lama)

Proposed securities class actions have been commenced against the Company and four of its former senior executives (Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver) in Ontario and Quebec. The proceedings pertain to the Company’s public disclosures concerning the Pascua-Lama project. In the Ontario litigation, the Plaintiffs have alleged that Barrick made false and misleading statements to the investing public during the period from approximately July 2011 to October 2013 relating to capital cost and schedule estimates for Pascua-Lama, environmental compliance matters in Chile, as well as various accounting and financial reporting matters. The claim for damages is stated to be more than $3 billion.

In the Quebec litigation, the Plaintiff has alleged that Barrick made misrepresentations during the period from approximately April 2011 to October 2013 concerning environmental compliance matters in Chile. An unspecified amount of damages is being sought.

In both Ontario and Quebec, the Plaintiffs have asserted claims under the secondary market liability provisions of applicable securities legislation (as well as other claims). In order to pursue statutory claims of that nature, “leave to proceed” must be obtained from the relevant Court. In addition, in order to pursue any claims on behalf of a class of shareholders, an order certifying an action as a class proceeding must be obtained from the Court.

In the Quebec proceeding, motions for leave to proceed and class certification were heard in May 2019 with additional oral submissions in December 2019. In March 2020, the Superior Court of Quebec denied the Plaintiff’s motions in their entirety.

The Plaintiff appealed to the Quebec Court of Appeal, which rendered its decision on December 19, 2022. The Quebec Court of Appeal allowed the appeal in part. It granted leave to proceed as against the Company, Mr. Sokalsky and Mr. Al-Joundi in respect of a statutory secondary market claim pertaining to a statement concerning the water management system in Chile made by the Company in its Management’s Discussion and Analysis for the second quarter of 2012. The Quebec Court of Appeal also granted class certification in respect of that claim authorizing the Plaintiff to represent a class of shareholders who acquired Barrick shares during the period from July 26, 2012 to October 31, 2013. The remainder of the appeal was dismissed. The Company and the Plaintiff both declined to apply for leave to appeal from the decision of the Quebec Court of Appeal to the Supreme Court of Canada.

The matter was returned to the Superior Court of Quebec and a case management judge was assigned. On March 20, 2023, the Superior Court of Quebec issued an Order suspending certain deadlines for three months on consent of the parties. This suspension was subsequently extended until November 15, 2023 and has now expired. On February 22, 2024, the Plaintiff filed his Originating Application.

In the Ontario proceeding, the motion for leave to proceed with statutory secondary market misrepresentation claims was heard in July 2019. In October 2019, the Ontario Superior Court of Justice (the “Ontario Superior Court”) granted the Plaintiffs leave to proceed as against the Company, Mr. Sokalsky and Mr. Al-Joundi in respect of a claim concerning the same statement in Barrick’s Management’s Discussion and Analysis for the second quarter of 2012 referred to above. The Ontario Superior Court dismissed all of the other statutory secondary market misrepresentation claims at issue.

The Plaintiffs filed an appeal to the Court of Appeal for Ontario. In February 2021, the Court of Appeal for Ontario allowed the Plaintiffs’ appeal in part. The Court of Appeal for Ontario set aside the Ontario Superior Court’s decision dismissing statutory secondary market misrepresentation claims pertaining to the Company’s capital cost and scheduling estimates as well as to certain accounting and financial reporting issues, and remitted to the Ontario Superior Court the issue of whether leave to proceed should be granted in respect of those claims. The Court of Appeal for Ontario upheld the Ontario Superior Court’s decision dismissing statutory secondary market misrepresentation claims pertaining to certain environmental matters in Chile.

As a result, the case was returned to the Ontario Superior Court, to determine anew whether to grant leave to proceed with the balance of the plaintiffs’ statutory secondary market misrepresentations claims.

The Ontario Superior Court heard the Plaintiffs’ motion for leave to proceed in respect of the cost, scheduling, accounting and financial reporting claims in January 2022. The Court decided the motion in decisions released on March 22 and July 18, 2022. The Court granted leave to proceed as against Barrick, Mr. Regent and Mr. Sokalsky in respect of claims pertaining to capital cost and schedule estimates disclosed by the Company in 2012. All of the remaining cost and scheduling claims, and all of the accounting and financial reporting claims, were dismissed.

The Plaintiffs again filed an appeal to the Court of Appeal for Ontario. The hearing of the appeal was held on December 13, 2023. On February 13, 2024, the Court of Appeal dismissed the Plaintiffs’ appeal in its entirety. The Plaintiffs have not indicated whether they intend to seek leave to appeal to the Supreme Court of Canada.

The motion for class certification in Ontario has not yet been heard. The Ontario Superior Court has indicated that it does not intend to hear that motion until after the Plaintiffs’ motion for leave to proceed in respect of the balance of their statutory secondary market misrepresentation claims has been fully determined.

The Company intends to vigorously defend the proposed Canadian securities class actions.

Pascua-Lama – SMA Regulatory Sanctions

In May 2013, CMN, Barrick’s Chilean subsidiary that holds the Chilean portion of the Pascua-Lama project, received a Resolution (the “Original Resolution”) from the SMA that required CMN to complete the water management system for the Pascua-Lama project in accordance with the Pascua-Lama project’s environmental permit before resuming construction activities in Chile. The Original Resolution also required CMN to pay an administrative fine of approximately $16 million which CMN paid in May 2013.

In June 2013, CMN began engineering studies to review the Pascua-Lama project’s water management system in accordance with the Original Resolution. The studies were suspended in the second half of 2015 as a result of CMN’s decision to file a temporary and partial closure plan for the Pascua-Lama project. The review of the Pascua-Lama project’s water management system may require a new environmental approval and the construction of additional water management facilities.

In June 2013, a group of local farmers and indigenous communities challenged the Original Resolution. The challenge, which was brought in the Environmental Court of Santiago, Chile claimed that the fine was inadequate and requested more severe sanctions, including the revocation of the Pascua-Lama project’s environmental permit. The SMA and CMN, which was joined as a party to this proceeding, defended the Original Resolution.

On March 3, 2014, the Environmental Court of Santiago annulled the Original Resolution and remanded the matter back to the SMA for further consideration in accordance with its decision (the “Environmental Court Decision”). In particular, the Environmental Court of Santiago ordered the SMA to issue a new administrative decision that recalculated the amount of the fine to be paid by CMN using a different methodology and addressed certain other errors it identified in the Original Resolution. The Environmental Court of Santiago did not annul the portion of the Original Resolution that required CMN to halt construction on the Chilean side of the Pascua-Lama project until the water management system is completed in accordance with the Pascua-Lama project’s environmental permit. On December 30, 2014, the Chilean Supreme Court declined to consider CMN’s appeal of the Environmental Court Decision on procedural grounds.

As a result of the Supreme Court’s ruling, on April 22, 2015, the SMA reopened the administrative proceeding against CMN in accordance with the Environmental Court Decision.

On April 22, 2015, CMN was notified that the SMA had initiated a new administrative proceeding for alleged deviations from certain requirements of the Pascua-Lama project’s environmental approval, including with respect to the Pascua-Lama project’s environmental impact and a series of monitoring requirements. In May 2015, CMN submitted a compliance program to address certain of the allegations and presented its defense to the remainder of the alleged deviations. The SMA rejected CMN’s proposed compliance program on June 24, 2015, and denied CMN’s administrative appeal of that decision on July 31, 2015. On December 30, 2016, the Environmental Court of Santiago rejected CMN’s appeal and CMN declined to challenge this decision.

On June 8, 2016, the SMA consolidated the two administrative proceedings against CMN into a single proceeding encompassing both the reconsideration of the Original Resolution in accordance with the decision of the Environmental Court of Santiago and the alleged deviations from the Pascua-Lama project’s environmental approval notified by the SMA in April 2015.

On January 17, 2018, CMN received the revised resolution (the “Revised Resolution”) from the SMA, which reduced the original administrative fine from approximately $16 million to $11.5 million and ordered the closure of existing surface facilities on the Chilean side of the Pascua-Lama project in addition to certain monitoring activities. The Revised Resolution did not revoke the Pascua-Lama project’s environmental approval. CMN filed an appeal of the Revised Resolution on February 3, 2018 with the First Environmental Court of Antofagasta (the “Antofagasta Environmental Court”).

On October 12, 2018, the Antofagasta Environmental Court issued an administrative ruling ordering review of the SMA sanctions. CMN was not a party to this process. The Antofagasta Environmental Court rejected four of the five closure orders contained in the Revised Resolution and remanded the related environmental infringements back to the SMA for further consideration. However, it upheld the SMA’s fifth order for the closure of the Chilean side of the Pascua-Lama project. Following the issuance of the Revised Resolution, the Company reversed the estimated amount previously recorded for any additional proposed administrative fines in this matter. In addition, the Company reclassified Pascua-Lama’s proven and probable gold reserves as measured and indicated resources and recorded a pre-tax impairment of $429 million in the fourth quarter of 2017.

On March 14, 2019, the Chilean Supreme Court annulled the October 12, 2018 administrative decision of the Antofagasta Environmental Court on procedural grounds and remanded the case back for review by a different panel of judges. The Chilean Supreme Court did not review the merits of the Revised Resolution.

On September 17, 2020, the Antofagasta Environmental Court issued a ruling in which it upheld the closure order and sanctions in the Revised Resolution. As part of its ruling, the Antofagasta Environmental Court also ordered the SMA to reevaluate certain environmental infringements, which may result in the imposition of additional fines against CMN. The Company did not appeal the Antofagasta Environmental Court’s decision, and the Chilean side of the Pascua-Lama project is being transitioned to closure in accordance with that ruling. For additional detail, see “Exploration and Growth Projects” – Growth Projects – Pascua-Lama, Chile and Argentina”.

On October 6, 2020, a group of local farmers challenged the Antofagasta Environmental Court’s decision described above. The challenge, which was brought before the Chilean Supreme Court, claimed that the fines imposed by the SMA were inadequate and sought to require the SMA to issue additional and more severe sanctions against CMN. On July 12, 2022, the Chilean Supreme Court rejected the said challenge to the Antofagasta Environmental Court’s decision. As a result, the SMA will determine the appropriate administrative fine to be imposed on CMN with respect to two environmental infringements.

Veladero – Operational Incidents and Associated Proceedings

MAS, the joint venture company that operates the Veladero mine, is the subject of various regulatory proceedings related to operational incidents at the Veladero VLF occurring in March 2017 (the “March 2017 Incidents”), September 2016 (the “September 2016 Incident”) and September 2015 (the “September 2015 Incident”), and involving the San Juan Provincial mining authority, the Argentine federal government, and certain residents of Jachal, Argentina. Regulatory authorities were notified following the occurrence of each of these incidents, and remediation and/or monitoring activities were undertaken as appropriate. Although the September 2015 Incident resulted in the release of cyanide-bearing process solution into a nearby waterway, environmental monitoring conducted by MAS and an independent third party has demonstrated that the incident posed no risk to human health at downstream communities. Monitoring and inspection following the September 2016 Incident and remediation and inspection following the March 2017 Incidents confirmed that those incidents did not result in any long-term environmental impacts.

Regulatory Proceedings and Actions

San Juan Provincial Regulatory Proceedings

On October 9, 2015, the San Juan Provincial mining authority initiated an administrative sanction process against MAS for alleged violations of the Mining Code relating to the September 2015 Incident. MAS was formally notified of the imposition of an administrative fine in connection with the incident on March 15, 2016. MAS sought reconsideration of certain aspects of the decision but paid the administrative fine of approximately $10 million (at the then-applicable Argentine peso to U.S. dollar exchange rate) while the request for reconsideration was pending. After the San Juan government rejected MAS’ administrative appeal of this decision, on September 5, 2017, the Company commenced a legal action to continue challenging certain aspects of the decision before the San Juan courts, which is ongoing.

MAS is also the subject of a consolidated provincial regulatory proceeding related to the September 2016 Incident and the March 2017 Incidents. MAS received notice of a resolution on December 27, 2017, from the San Juan Provincial mining authority requiring payment of an administrative fine of approximately $5.6 million (calculated at the prevailing exchange rate on December 31, 2017) for both the September 2016 Incident and the March 2017 Incidents. On January 23, 2018, in accordance with local requirements, MAS paid the administrative fine and filed a request for reconsideration and an appeal with the San Juan Provincial mining authority. MAS was notified in March 2018 that the San Juan Provincial mining authority had rejected the request for reconsideration of the administrative fine. The pending appeal will be heard and decided by the Governor of San Juan.

Provincial Amparo Action

Following the March 2017 Incidents, an “amparo” protection action (the “Provincial Amparo Action”) was filed against MAS in the Jachal First Instance Court, San Juan Province (the “Jachal Court”) by individuals who claimed to be living in Jachal, San Juan Province, Argentina, seeking the cessation of all activities at the Veladero mine or, alternatively, a suspension of the mine’s leaching process. On March 30, 2017, the Jachal Court rejected the request for an injunction to cease all activities at the Veladero mine, but ordered, among other things, the suspension of the leaching process. The Jachal Court lifted the leaching process suspension in June 2017. The Jachal Court tried to join this proceeding with the

Federal Amparo Action (as defined below), triggering a jurisdictional dispute. On December 26, 2019, the Argentine Supreme Court ruled on the jurisdictional dispute in favor of the Federal Court in connection with the Federal Amparo Action described below, meaning that the Jachal Court has retained jurisdiction over the Provincial Amparo Action and the two amparo actions were not effectively joined. The Provincial Amparo Action case file has not yet been remitted to the Jachal Court by the Supreme Court (see “Federal Amparo Action” below).

Federal Amparo Action

On April 4, 2017, the National Minister of Environment of Argentina filed an “amparo” protection action in the Federal Court in connection with the March 2017 Incidents (the “Federal Amparo Action”) seeking an order requiring the cessation and/or suspension of activities at the Veladero mine. MAS submitted extensive information to the Federal Court about the incident, the then-existing administrative and provincial judicial suspensions, the remedial actions taken by the Company and the lifting of the suspension orders described in the Provincial Amparo Action above, and challenged the jurisdiction of the Federal Court as well as the standing of the National Minister of Environment and requested that the matter be remanded to the Jachal Court. The Province of San Juan also challenged the jurisdiction of the Federal Court in this matter. On December 26, 2019, the Argentine Supreme Court ruled on the jurisdictional dispute in favor of the Federal Court. The Company was notified on October 1, 2020, that the National Ministry of the Environment had petitioned the Federal Court to resume the proceedings following the Supreme Court’s decision that the Federal Court is competent to hear the case. The Federal Court ordered the resumption of the proceedings on February 19, 2021.

On October 12, 2022, MAS received notice of the Federal Amparo Action. MAS submitted its response on October 27, 2022. The matter remains pending before the Federal Court.

Civil Action

On December 15, 2016, MAS was served notice of a civil action filed before the San Juan Provincial Court by certain persons allegedly living in Jachal, San Juan Province, claiming to be affected by the Veladero mine and, in particular, the VLF. The plaintiffs requested a court order that MAS cease leaching metals with cyanide solutions, mercury and other similar substances at the mine and replace that process with one that is free of hazardous substances, implement a closure and remediation plan for the VLF and surrounding areas, and create a committee to monitor this process. These claims were supplemented by new allegations that the risk of environmental damage had increased as a result of the March 2017 Incidents. MAS replied to the lawsuit in February 2017 and it also responded to the supplemental claim and intends to continue defending this matter vigorously.

Criminal Matters

Federal Criminal Matters

A federal criminal investigation was initiated by a Buenos Aires federal court (the “Federal Court”) based on the alleged failure of certain current and former federal and provincial government officials and individual directors of MAS to prevent the September 2015 Incident (the “Federal Investigation”). On May 5, 2016, the National Supreme Court of Argentina limited the scope of the Federal Investigation to the potential criminal liability of the federal officials, ruling that the Federal Court does not have jurisdiction to investigate the solution release.

On April 11, 2018, the federal judge indicted three former federal officials, alleging breach of duty in connection with their actions and omissions related to the failure to maintain adequate environmental controls during 2015 and the case was sent to trial. The proceeding poses no risk of conviction or liability for any of the directors of MAS.

In June 2018, the federal judge ordered additional environmental studies in the communities downstream from the Veladero mine, but this order was overturned due to lack of jurisdiction by the Federal Supreme Court on October 8, 2020.

Glacier Investigation

On October 17, 2016, a separate criminal investigation was initiated by the federal judge overseeing the Federal Investigation based on the alleged failure of federal officials to regulate the Veladero mine under Argentina’s glacier legislation (the “Glacier Investigation”) with regard to the September 2015 Incident. On June 16, 2017, MAS submitted a motion to challenge the federal judge’s decision to assign the Glacier Investigation to himself, and to request that it be admitted as a party in order to present evidence supporting MAS. On September 14, 2017, the Federal Court of Appeals ordered the federal judge to consolidate the two investigations and clarified that MAS is not a party to the case and therefore does not have standing to seek the recusal of the federal judge, but nonetheless recognized MAS’ right to continue to participate in the case (without clarifying the scope of those rights).

On November 27, 2017, the federal judge indicted four former federal officials, alleging abuse of authority in connection with their actions and omissions related to the enforcement of Argentina’s glacier legislation. The Court of Appeals confirmed the indictments and on August 6, 2018, the case was assigned to a federal trial judge.

In total, six former federal officials were indicted under the Federal Investigation and the Glacier Investigation and will face trial. In 2019, one of the former federal officials, who was indicted on separate charges under both investigations, passed away and charges against him were dropped.

Due to the Argentine response to Covid-19 and a procedural challenge by one of the former federal officials, the oral arguments originally scheduled for April and May 2020 in this matter have been postponed and have not yet been rescheduled.

Veladero – Tax Assessment and Criminal Charges

On December 26, 2017, MAS received notice of a tax assessment (the “Tax Assessment”) for 2010 and 2011, amounting to ARS 543 million (approximately $680,000 at the prevailing exchange rate at December 31, 2023), plus interest and fines, for a maximum estimated exposure of approximately $5.5 million. The Tax Assessment primarily claims that certain deductions made by MAS were not properly characterized, including that (i) the interest and foreign exchange on loans borrowed between 2002 and 2006 to fund Veladero’s construction should have been classified as equity contributions, and (ii) fees paid for intercompany services were not for services related to the operation of the Veladero mine.

On June 21, 2018, the Argentinean Federal Tax Authority (“AFIP”) confirmed the Tax Assessment, which MAS appealed to the Federal Tax Court on July 31, 2018. A hearing for the appeal has not yet been scheduled.

The Company filed Mutual Agreement Procedure applications in Canada on December 21, 2018, and in Argentina on March 29, 2019, pursuant to the Canada-Argentina Income Tax Convention Act (the “Canada-Argentina Tax Treaty”) to escalate resolution of the Tax Assessment to the competent authority (as defined in the Canada-Argentina Tax Treaty) in an effort to seek efficient resolution of the matter.

In November 2018, MAS received notice that AFIP filed criminal charges against current and former employees serving on its board of directors when the 2010 and 2011 tax returns were filed (the “Criminal Tax Case”).

Hearings for the Criminal Tax Case were held between March 25 and March 27, 2019. The defendants filed a motion to dismiss based on the statute of limitations, which was granted in part and appealed by the prosecution.

On June 2, 2021, the trial court issued a decision dismissing the Criminal Tax Case against the directors. AFIP appealed and on September 24, 2021, the Mendoza Federal Court of Appeals partially reversed the trial court’s decision, ruling that there was insufficient evidence to either indict the directors or dismiss the case against them, and ordering additional investigation by the trial court. The Criminal Tax Case was remanded to the trial court in accordance with the decision of the Mendoza Federal Court of Appeals, and the trial court has ordered additional evidence to be prepared by the court-appointed expert.

On February 4, 2022, the Argentine Minister of Economy, the competent authority in this matter, issued a decision denying the application of the Canada-Argentina Tax Treaty to the Tax Assessment. MAS appealed this decision on February 18, 2022.

Separately, on April 12, 2022, the trial court issued a ruling dismissing the criminal charges against the MAS directors in the Criminal Tax Case. AFIP appealed this ruling to the Court of Appeals. On November 7, 2022, the Court of Appeals affirmed the dismissal of the charges. AFIP challenged this decision before the Court of Cassation, Argentina’s highest federal criminal court below the National Supreme Court, which granted leave to appeal on December 29, 2022. On February 27, 2024, the Court of Cassation rejected AFIP’s appeal, upholding the Court of Appeals’ dismissal of the charges. AFIP may file a further appeal to the Argentine Supreme Court.

MAS’s July 2018 appeal of the Tax Assessment remains pending before the Federal Tax Court.

The Company believes that the Tax Assessment and the Criminal Tax Case are without merit and intends to defend the proceedings vigorously.

Perilla Complaint

In 2009, BGI and Placer Dome were purportedly served in Ontario with a complaint filed in November 2008 in the Regional Trial Court of Boac (the “Court of Boac”), on the Philippine island of Marinduque, on behalf of two named individuals and purportedly on behalf of the approximately 200,000 residents of Marinduque. The complaint alleges injury to the economy and the ecology of Marinduque as a result of the discharge of mine tailings from the Marcopper mine into Calancan Bay, the Boac River, and the Mogpog River. Placer Dome, which was acquired by the Company in 2006, had been a minority indirect shareholder of the Marcopper mine. The plaintiffs are claiming for abatement of a public nuisance allegedly caused by the tailings discharge and for nominal damages for an alleged violation of their constitutional right to a balanced and healthful ecology. In June 2010, BGI and Placer Dome filed a motion to have the Court of Boac resolve their unresolved motions to dismiss before considering the plaintiffs’ motion to admit an amended complaint and also filed an opposition to the plaintiffs’ motion to admit on the same basis. By Order dated November 9, 2011, the Court of Boac granted a motion to suspend the proceedings filed by the plaintiffs. To date, neither the plaintiffs nor the Company has advised the Court of Boac of an intention to resume the proceedings and the matter has been inactive since November 2011. If this matter is reactivated, the Company intends to defend the action vigorously.

Writ of Kalikasan

In April 2010, the Supreme Court in the Republic of the Philippines adopted new Rules of Procedure for Environmental Cases (the “Environmental Rules”). The Environmental Rules purport to create a new special civil action or remedy called a “Writ of Kalikasan” available to persons whose constitutional right to a balanced and healthful ecology is violated, or threatened with violation. The remedies available under this procedure are in the nature of injunctive orders preventing continued harm to the environment and orders for rehabilitation or remediation of the environment.

On February 25, 2011, a Petition for the Issuance of a Writ of Kalikasan with Prayer for Temporary Environmental Protection Order was filed in the Supreme Court of the Republic of the Philippines by Eliza M. Hernandez, Mamerto M. Lanete and Godofredo L. Manoy against Placer Dome and the Company (the “Petition”). The Petition was subsequently transferred to the Court of Appeals.

The Petition alleges that Placer Dome violated the Petitioners’ constitutional right to a balanced and healthful ecology as a result of, amongst other things, the discharge of tailings into Calancan Bay, the 1993 Maguila-Guila dam breach, and the 1996 Boac river tailings spill. Placer Dome was a minority indirect shareholder of Marcopper Mining Corporation (“Marcopper”) at all relevant times. The Petitioners have pleaded that Barrick is liable for the alleged actions and omissions of Placer Dome and are seeking orders requiring Barrick to environmentally remediate the areas in and around the mine site that are alleged to have sustained environmental impacts.

On April 4, 2011, the Company filed its Return Ad Cautelam (or defence pleading) seeking the dismissal of the Petition with prejudice. Barrick also filed extensive affidavit evidence as required by the Environmental Rules. Placer Dome adopted the Company’s defence as its own.

All appearances by the Company and Placer Dome in the Supreme Court and the Court of Appeals in this matter have been by way of special and limited appearance, without submitting to the jurisdiction of either Court.

The Company filed a motion in March 2011 challenging the constitutionality of the Environmental Rules and the jurisdiction of the Court. On October 18, 2019, the Court of Appeals decided the motion and rejected the Company’s constitutional objections. The Court also held that it has jurisdiction based on a “tentative” determination that the Company was doing business in the Philippines made exclusively on the basis of unproved allegations made by the Petitioners in the Petition. This “tentative” determination expressly does not foreclose the possibility of a contrary finding on the basis of evidence at a later date.

In November 2011, the case was suspended to permit the parties to explore the possibility of a settlement. Settlement discussions ended unsuccessfully in early 2014, but the proceedings were not re-activated until March 2019 when the Court of Appeals lifted the order suspending the proceedings.

In December 2019, depositions of all of the Company’s witnesses were conducted.

On October 27, 2020, the Province of Marinduque (the “Province”) filed a Motion for Leave to Intervene and a Petition-in-Intervention (the “Intervention Motion”). On January 21, 2021, the Court of Appeals granted the Province’s Intervention Motion and admitted the Province’s Petition-in-Intervention. In the Petition-in-Intervention, the Province seeks to expand the scope of relief sought within the Writ of Kalikasan proceeding to include claims seeking rehabilitation and remediation of alleged maintenance and structural integrity issues supposedly associated with Marcopper mine infrastructure. On June 24, 2021, the Company filed an urgent motion asking the Court of Appeals to clarify whether its granting leave to the Province to intervene in the Petition expands the scope of issues being litigated in the proceeding. This motion is pending and has not yet been decided by the Court.

On June 25, 2021, the Company filed a Return Ad Cautelam in response to the Province’s Petition-in-Intervention.

On November 2, 2021, the Company filed a Motion to Strike and Reply in respect of the Province’s Petition-in-Intervention. In the Motion to Strike and Reply, the Company seeks to strike those portions of the Petition-in-Intervention that seek to expand the issues or seek novel and additional relief for alleged wrongdoing that is not pleaded in the Petitioners’ Writ of Kalikasan proceeding. This motion is pending and has not yet been decided by the Court.

On February 17, 2021, the Province filed a Motion to Implead asking the Court of Appeals to add Marcopper as a respondent. On June 14, 2021, the Court of Appeals denied the Province’s Motion to add Marcopper as a respondent. On July 2, 2021, the Province filed a Motion for Reconsideration of the June 14, 2021 decision. This motion is pending and has not yet been decided by the Court.

On December 2, 2020, the trial commenced. It subsequently resumed on January 27, 2021 and again on July 6, 2021. The Petitioners called a total of three witnesses over the three trial dates, in addition to two of the named Petitioners (whose affidavits were accepted into evidence on agreement without the requirement to attend in person).

On July 26, 2021, the Petitioners filed their Formal Offer of Evidence, which formally concludes the Petitioners’ evidence portion of the trial.

On October 27, 2021, the Company filed its Comments and Opposition to the Petitioners’ Formal Offer of Evidence dated July 26, 2021. The Court has not yet resolved the outstanding issues concerning the Petitioners’ Formal Offer of Evidence.

No further trial dates have been set for the Company’s evidence portion of the trial.

On June 30, 2022, the Company filed a Motion with the Court of Appeals seeking court-ordered mediation between the Company and the Province. The Motion was granted and the proceeding was suspended in October 2022 to allow for court-annexed mediation to continue. Successive extensions of the suspension were granted at the request of the parties. On January 15, 2024, the Court issued a Resolution granting a “final” extension of the suspension to November 13, 2023, which extension had expired by the time the Court issued its Resolution. The Court also scheduled a hearing date of February 13, 2024 for the parties to provide an update concerning the status of the court-annexed mediation, as well as for the parties to present their arguments regarding the pending motion filed by the Company on June 24, 2021 as described above. The parties jointly requested that the suspension nevertheless be extended for six months. On February 14, 2024, the Court issued a Resolution confirming that the suspension will be extended and that the various motions that remain pending will be held in abeyance for six months, until August 31, 2024.

The Company intends to continue to defend the action vigorously.

Porgera Special Mining Lease

Porgera’s SML terminated on August 16, 2019. The Company applied for a 20-year extension of the SML in June 2017. On August 2, 2019, the National Court of PNG ruled that the provisions of the country’s 1992 Mining Act applied to the Porgera gold mine, thus allowing it to continue operating while the application to extend its SML was being considered.

On April 25, 2020, the Porgera gold mine was put on care and maintenance, after BNL, the majority owner and operator of the Porgera joint venture, received a communication from the Government of PNG that its application for a 20-year extension of the SML had been refused. While the Company believed the Government’s decision not to extend the SML was tantamount to nationalization without due process and in violation of the Government’s legal obligations to BNL, it nevertheless engaged in discussions with Prime Minister Marape and his Government to agree on a revised arrangement under which the Porgera mine could be reopened, for the benefit of all stakeholders involved.

On April 9, 2021, BNL signed a binding Framework Agreement with PNG and Kumul, a state-owned mining company, setting out the terms and conditions for the reopening of the Porgera mine. On February 3, 2022, the Framework Agreement was replaced by the more detailed Commencement Agreement. The Commencement Agreement reflects the commercial terms previously agreed to under the Framework Agreement, namely that PNG stakeholders receive a 51% equity stake in the Porgera mine, with the remaining 49% held by BNL or an affiliate. BNL is jointly owned on a 50/50 basis by Barrick and Zijin Mining Group and retains operatorship of the mine under the Commencement Agreement. The Commencement Agreement also provides that PNG stakeholders and BNL and its affiliates share the economic benefits derived from the reopened Porgera mine on a 53% and 47% basis over the remaining life of mine, respectively, and that the Government of PNG retains the option to acquire BNL’s or its affiliate’s 49% equity participation at fair market value after 10 years. Under the terms of the Commencement Agreement, BNL remained in possession of the site and maintained the mine on care and maintenance while the parties worked to satisfy the conditions required for the reopening of the Porgera mine as summarized in “Government Controls and Regulations” above.

Under standstill arrangements contemplated by the Commencement Agreement, all legal and arbitral proceedings previously initiated by the parties in relation to the Porgera dispute were suspended. These proceedings included Judicial Review actions filed by BNL against the Government of PNG in April and September 2020, and international arbitration initiated by Barrick (PD) Australia Pty Limited, the Company’s subsidiary and an investor in the Porgera mine, before the World Bank’s International Centre for Settlement of Investment Disputes in September 2020.

The Commencement Agreement became unconditional on December 8, 2023, and formal completion of the Commencement Agreement was achieved on December 22, 2023. Work started on the recommissioning of the Porgera mine on that date and mining and processing restarted at Porgera in January and February 2024, respectively. The international arbitration proceedings previously filed against PNG were formally terminated on January 25, 2024 and BNL is taking steps to withdraw the other legal proceedings that it initiated in relation to the Porgera dispute in accordance with the Commencement Agreement. The other parties to the Commencement Agreement including PNG have a similar obligation to withdraw such proceedings.

Porgera Tax Audits

In April 2020, BNL received a position paper from the Internal Revenue Commission (“IRC”) in PNG asserting various proposed adjustments and other tax liabilities amounting to $123 million (not including penalties, based on the kina foreign exchange rate as at December 31, 2023) arising from tax audits of BNL conducted for 2006 through 2015. BNL responded to the position paper on June 30, 2020. On October 2, 2020, BNL received amended assessments from the IRC which increased the amount of proposed adjustments and other taxes to $457 million (including penalties, based on the kina foreign exchange rate as at December 31, 2023). BNL filed objections to the amended assessments on November 30, 2020 in accordance with the Papua New Guinea Income Tax Act. The Company also filed applications to resolve certain elements of the amended tax assessments pursuant to the Canada-Papua New Guinea Income Tax Convention Act. These applications were subsequently withdrawn.

On June 20, 2023, the IRC, the Commissioner General, Barrick and BNL entered into a settlement agreement to resolve the tax dispute, satisfying one of the conditions to the reopening of the Porgera mine as provided under the Commencement Agreement (see “Government Controls and Regulations” and “Porgera Special Mining Lease” above). The majority of the settlement amount was paid prior to year-end 2023 with a final payment due in 2024.

North Mara – Ontario Litigation

On November 23, 2022, an action was commenced against the Company in the Ontario Superior Court in respect of alleged security-related incidents in the vicinity of the North Mara Mine in Tanzania. The named plaintiffs purport to have been injured, or to be the dependents of individuals who were allegedly killed, by members of the Tanzanian Police Force. The Statement of Claim asserts that Barrick Gold Corporation is legally responsible for the actions of the Tanzanian Police Force, and that the Company is liable for an unspecified amount of damages.

In May 2023, Barrick filed a motion to dismiss or permanently stay the action on the grounds that the Ontario Superior Court lacks jurisdiction and that Tanzania is a more appropriate forum in which to litigate this matter. The hearing of the motion has been scheduled for October 2024.

In February 2024, an additional action was commenced against the Company in the Ontario Superior Court on behalf of different named plaintiffs in respect of alleged security-related incidents in the vicinity of the North Mara mine. The Statement of Claim in this second action is substantially similar to the Statement of Claim issued in November 2022.

The Company believes that the allegations made in both of the Ontario proceedings are without merit, including because the Tanzanian Police Force is a sovereign police force that operates under its own chain of command. If the actions proceed, the Company intends to defend them vigorously.

Loulo-Gounkoto Tax Dispute – VAT Credit Offsets

At the end of November 2023, SOMILO and Gounkoto SA, which own and operate the Loulo-Gounkoto complex, received tax collection notices equivalent to approximately $417 million (including penalties and interest, and based on the CFA foreign exchange rate as at December 31, 2023). The amounts set forth in these notices relate to previously certified VAT credit balances used to offset against corporate income tax, mining royalties and other taxes, which have now been retroactively disallowed by the Malian tax authority, resulting in additional amounts allegedly owed by SOMILO and Gounkoto SA for accounting periods ranging from March 2017 to November 2023.

The Company has reviewed the tax collection notices and concluded that they are without merit, as tax payments were validly made by SOMILO and Gounkoto SA during the relevant periods by offsetting VAT credits certified by the tax authority in accordance with Malian law, established custom and, in the case of the Loulo mine, as expressly provided in the Loulo mining convention.

The Company is engaged in discussions with the Malian tax authority with respect to this matter. In early December 2023, a six-month stay of enforcement of the tax collection notices was granted by the tax authority in exchange for the payment of approximately $17 million (based on the CFA foreign exchange rate as at December 31, 2023). As agreed with the Malian tax authority, this payment will be refunded to the Company if the tax collection notices are abandoned by the tax authority or rejected by the Malian Tax Court. Alternatively, the payment will be applied toward the total amount allegedly owed by SOMILO and Gounkoto SA if the tax collection notices are upheld.

The Company will vigorously defend its position that the tax collection notices are unfounded.

Zaldívar Chilean Tax Assessment

On August 28, 2019, Barrick’s Chilean subsidiary that holds the Company’s interest in the Zaldívar mine, Compañía Minera Zaldívar Limitada (“CMZ”), received notice of a tax assessment from the Chilean Internal Revenue Service (“Chilean IRS”) amounting to approximately $1 billion in outstanding taxes, including interest and penalties (the “2015 Tax Assessment”). The 2015 Tax Assessment primarily claims that CMZ improperly claimed a deduction relating to a loss on an intercompany transaction prior to recognizing and offsetting a capital gain on the sale of a 50% interest by CMZ in the Zaldívar mine to Antofagasta in 2015. CMZ filed an administrative appeal with the Chilean IRS on October 14, 2019. Following initial meetings with CMZ, the Chilean IRS agreed on certain aspects with CMZ’s position and reduced the Assessment to $678 million (including interest and penalties as at December 31, 2021) which was mainly referring to the deduction related to the intercompany transaction mentioned above. CMZ continued discussions with the Chilean IRS prior to the authority’s final decision.

On March 17, 2020, CMZ filed a claim against the Chilean IRS at the Tax Court of Coquimbo (the “Tax Court”) to nullify the 2015 Tax Assessment. The Chilean IRS filed their response to CMZ’s claim on April 13, 2020.

In April 2020, the Chilean IRS initiated an audit of CMZ for 2016 relating to the same claims included in the 2015 Tax Assessment. This audit resulted in a new tax assessment against CMZ (the “2016 Tax Assessment”). On September 9, 2020, CMZ filed a claim at the Tax Court to nullify the 2016 Tax Assessment and the Chilean IRS filed its response on October 7, 2020.

On September 29, 2020, the Tax Court approved CMZ’s request to consolidate its challenges to the 2015 and 2016 Tax Assessments (collectively, the “Zaldívar Tax Assessments”) in a single proceeding.

On December 30, 2022, the Tax Court issued its decision, dismissing CMZ’s claims and upholding the Zaldívar Tax Assessments as issued by the Chilean IRS. Accordingly, as of December 31, 2023, CMZ’s exposure, including applicable interest and penalties, amounts to approximately $899 million. On January 20, 2023, CMZ filed an appeal against the Tax Court’s decision, which will be heard by the Court of Appeals of La Serena. A hearing date for the appeal is still pending. The Company continues to engage with the Chilean IRS to resolve this matter.

The Company continues to believe that the Zaldívar Tax Assessments are without merit and intends to continue to vigorously defend its position.

Kibali Customs Dispute

At the end of January and in early February 2022, Kibali Goldmines SA, which owns and operates the Kibali gold mine in the Democratic Republic of the Congo, received fifteen claims from the Direction Générale des Douanes et Accises (“Customs Authority”) concerning customs duties. The Customs Authority claimed that incorrect import duty tariffs had been applied to the importation of certain consumables and equipment for the Kibali gold mine. In addition, they claimed that the preferential customs regime available to Kibali Goldmines SA ceased to apply six years from the granting of its Exploitation Permits (initially issued under the form of mining concessions and later converted into Exploitation Permits as a result of the enactment of the DRC Mining Code (2002)). Finally, the Customs Authority claimed that a service fee paid on the exportation of gold was paid to the wrong government body. The claims, including substantial penalties and interest, totaled $339 million.

The Company has examined the Customs Authority claims and, except for certain immaterial items for which a provision has already been made, concluded that they were without merit, as they sought to challenge established customs practices which have been accepted by the Customs Authority for many years and, where relevant, were in line with ministerial instruction letters.

The Company engaged in discussions with the Customs Authority and Ministry of Finance to resolve the customs claims. As a result of these discussions, all of the customs claims were resolved in 2023 with the exception of one immaterial claim for which a provision has already been made.

Zaldívar Water Claims

On March 30, 2022, the State Defense Council (“CDE”), an entity that represents the interests of the Chilean state, filed a lawsuit in the Environmental Court of Antofagasta against Compañía Minera Zaldívar SpA (“CMZ SpA”), the joint venture company that operates the Zaldívar mine, and two other companies (Minera Escondida Ltda. and Albermarle Ltda.) with mining operations that utilize water from a shared aquifer. The CDE claims that the extraction of groundwater by these companies since 2005 has caused environmental damage to the surrounding area. The CDE’s lawsuit seeks to require the companies to conduct a series of studies and undertake certain actions to protect and repair the alleged environmental damage in the area, and also to cease extracting water from the aquifer.

CMZ SpA presented its defense on June 15, 2022. On July 26, 2022, the Court issued an order governing the evidentiary stage of the trial. Following an agreed suspension from July through November 2022, the proceeding resumed. On January 30, 2023, a conciliation hearing was held to address a potential settlement proposal by Albermarle Ltda. As of that hearing date, the proceedings were stayed for a further 60-day period to allow settlement discussions to continue among the parties.

On April 6, 2023, the Environmental Court of Antofagasta agreed to stay the proceedings through May 6, 2023 to allow for further settlement discussions. The stay expired without a settlement agreement being reached. The Court held an evidentiary hearing during the week of July 24, 2023, and a site inspection took place on August 16 and 17, 2023. Discussions regarding a potential settlement are nevertheless still ongoing. The Court ordered certain additional evidentiary measures, which were completed on March 1, 2024, and closed the evidentiary record. The Court is now expected to issue a decision.

The Company intends to continue to vigorously defend its position.

General

Barrick and its subsidiaries are, from time to time, involved in various claims, legal proceedings and complaints arising in the ordinary course of business. Barrick is also subject to reassessment for income and mining taxes for certain years. The results of pending or threatened proceedings related to any potential tax assessments or other matters cannot be predicted with certainty.

RISK FACTORS

Barrick’s performance and its future operations are and may be affected by a wide range of risks. The risks described below are not the only ones facing Barrick. Additional risks not currently known to Barrick, or that Barrick currently deems immaterial, may also impair Barrick’s operations.

Metal price volatility

Barrick’s business is strongly affected by the world market price of gold and copper. If the world market price of gold or copper was to drop and the prices realized by Barrick on gold or copper sales were to decrease significantly and remain at such a level for any substantial period, Barrick’s profitability and cash flow would be negatively affected.

Gold and copper prices have fluctuated widely in recent years. These fluctuations can be material and can occur over short periods of time and are affected by numerous factors, all of which are beyond Barrick’s control. Future production from Barrick’s mining properties is dependent on gold and copper prices that are adequate to make these properties economically viable. During 2023, the gold price ranged from $1,805 per ounce to an all-time high of $2,135 per ounce. The average market price of gold in 2023 was $1,941 per ounce, an all-time average annual high and an increase of 8% compared to the 2022 annual average. Based on current estimates of Barrick’s 2024 gold production and sales, a $100 per ounce increase or decrease from the $1,900 per ounce gold price assumption used to determine guidance will result in an approximately $550 million increase or decrease, as applicable, in the Company’s EBITDA. EBITDA is a non-GAAP financial performance measure with no standardized definition under IFRS. For further information, see “Non-GAAP Financial Measures” at pages 186 to 188 for a detailed discussion of each of the non-GAAP measures used in this Annual Information Form. Factors tending to affect the price of gold include:

•	industrial and jewelry demand;

•	the level of demand for gold as an investment;

•	central bank lending, sales and purchases of gold;

•	the volume of recycled material available in the market;

•	speculative trading; and

•	costs and levels of global gold production by producers of gold.

Gold prices may also be affected by macroeconomic factors, including:

•	expectations of the future rate of inflation;

•	the strength of, and confidence in, the U.S. dollar, the currency in which the price of gold is generally quoted, and other currencies;

•	the value of alternative investments, including global equity prices;

•	interest rates; and

•	global or regional, political or economic uncertainties.

Based on current estimates of Barrick’s 2024 copper production and sales, a $0.25 per pound increase or decrease from the $3.50 per pound copper price assumption used to determine guidance will result in an approximately $110 million increase or decrease, as applicable, in the Company’s EBITDA. EBITDA is a non-GAAP financial performance measure with no standardized definition under IFRS. For further information, see “Non-GAAP Financial Measures” at pages 186 to 188 for a detailed discussion of each of the non-GAAP measures used in this Annual Information Form. Factors tending to affect the price of copper include:

•	the worldwide balance of copper demand and supply;

•	rates of global economic growth, trends in industrial production and conditions in the housing and automotive industries, all of which correlate with demand for copper;

•

the rate of electrification and, in particular, the growth of the production of electric vehicles, which are more copper-intensive than vehicles with internal combustion engines, and the related demand for copper that will be required to build the electrical grids required to support the growth in usage of electric vehicles and other electrification goals;

•	economic growth and political conditions in China, which has become the largest consumer of refined copper in the world, and other major developing economies;

•	speculative investment positions in copper and copper futures;

•	the availability of secondary material for smelting;

•	expectations of the future rate of inflation;

•	the price of input costs, including fuel;

•	the availability and cost of substitute materials; and

•	currency exchange fluctuations, including the relative strength of the U.S. dollar.

Barrick’s gold production is sold into the spot market or to refiners at market prices. The sales price for Barrick’s copper production is determined provisionally at the date of sale with the final price determined based on market copper prices at a future date set by the customer, generally one to three months after the initial date of sale. Market prices for copper may fluctuate during this extended settlement period. The prices of Barrick’s copper sales are marked-to-market at the balance sheet date based on the forward copper price for the relevant quotational period. All such mark-to-market adjustments are recorded in copper sale revenues. If the market price for copper declines, the final sale price realized by the Company at settlement may be lower than the provisional sale price initially recognized by the Company, requiring negative adjustments to Barrick’s average realized copper price for the relevant period.

In addition, certain of Barrick’s mineral projects include other minerals (principally silver), each of which is subject to price volatility based on factors beyond Barrick’s control.

Depending on the market price of the relevant metal, Barrick may determine that it is not economically feasible to continue commercial production at some or all of its operations or the development of some or all of its current projects, as applicable, which could have an adverse impact on Barrick’s financial performance and results of operations. In such a circumstance, Barrick may also curtail or suspend some or all of its exploration activities, with the result that depleted reserves are not replaced. In addition, the market value of Barrick’s gold or copper inventory may be reduced and existing reserves may be reduced to the extent that ore cannot be mined and processed economically at the prevailing prices.

Projects

Barrick’s ability to sustain or increase its present levels of gold and copper production is dependent in part on the success of its projects. There are many risks and unknowns inherent in all projects. For example, the economic feasibility of projects is based upon many factors, including:

•	the accuracy of reserve estimates;

•	metallurgical recoveries with respect to gold, copper and by-products;

•	capital and operating costs of such projects;

•	the timetables for the construction, commissioning and ramp-up of such projects and any delays or interruptions;

•	the reliability of construction designs and accuracy of engineering;

•	changes in scope;

•	the ability to manage large-scale construction;

•	the future prices of the relevant minerals; and

•	the ability to secure appropriate financing to develop such projects.

The stability of the legal and financial terms that apply to the development and exploitation of any given project, as well as the Company’s ability to maintain its license to operate, in the jurisdictions in which Barrick has projects is also important to the success of those projects (see “Community relations and license to operate”).

Projects also require the successful completion of feasibility studies, agreement on fiscal (including royalties) and customs matters, as well as other terms applicable to the development and exploitation of the project, and the resolution of any matter arising in this respect, the issuance of, and compliance with, necessary governmental permits and the acquisition of satisfactory surface or other land rights. Some of the jurisdictions in which Barrick has projects do not have a long-standing or significant mining industry, such that there may be little clarity on those agreements or stability. It may also be necessary for Barrick to, among other things, find or generate suitable sources of water and power for a project, ensure that appropriate community infrastructure is developed by third parties to support the project and to secure appropriate financing to fund these expenditures (see “Global financial conditions” and “Liquidity and level of indebtedness”). As orebodies become more remote, the complexity and cost of infrastructure for mining projects is increasing and key infrastructure, as well as suitable sources of water and power, may not always be readily available. It is also not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, resulting in delays and requiring the investment of more capital than anticipated.

Projects have no operating history upon which to base estimates of future financial and operating performance, including future cash flow. The capital expenditures and time required to develop new mines or other projects are considerable and changes in costs or construction schedules can affect project economics. As such, it is possible that actual costs may increase significantly and economic returns may differ materially from Barrick’s estimates or that metal prices may decrease significantly or that Barrick could fail to obtain the satisfactory resolution of fiscal and tax matters or the governmental approvals necessary for the operation of a project or obtain project financing on acceptable terms and conditions or at all, in which case, the project may not proceed either on its original timing or at all. For example, following the reconstitution of the Reko Diq project in December 2022, Barrick has started a full update of the project’s 2010 feasibility and 2011 expansion pre-feasibility studies, and plans to finish the Reko Diq feasibility study by the end of 2024, with 2028 targeted for first production. There are risks associated with projects in the early stages of evaluation, such as Reko Diq, including, among other things, that considerable additional work beyond that which Barrick has planned may be required to complete further evaluation. As described above, such circumstances would have the potential to significantly impact costs and timing for the project to progress to the next stage of development.

If Barrick declines or is unable to advance a project on a particular timetable or at all, the rights associated with the project could be negatively affected.

Mineral reserves and resources

Barrick’s mineral reserves and mineral resources are estimates, and no assurance can be given that the estimated reserves and resources are accurate or that the indicated level of gold, copper or any other mineral will be produced. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. Further, it may take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a discovery may change.

Because Barrick prepares this Annual Information Form in accordance with the disclosure requirements of Canadian securities laws, it contains resource estimates, which are required by National Instrument 43-101. Mineral resource estimates for properties that have not commenced production are based, in many instances, on limited and widely spaced drill hole information, which is not necessarily indicative of the conditions between and around drill holes. Accordingly, such mineral resource estimates may require revision as more drilling information becomes available, as actual production experience is gained or as the Company’s mining methods are changed. No assurance can be given that any part or all of Barrick’s mineral resources constitute or will be converted into reserves.

Market price fluctuations of gold, copper, silver and certain other metals, as well as increased production and capital costs or reduced recovery rates, may render Barrick’s proven and probable reserves uneconomic to develop at a particular site or sites for periods of time or may render mineral reserves containing relatively lower grade mineralization uneconomic. Moreover, short-term operating factors relating to the mineral reserves, such as the need for the orderly development of ore bodies, the processing of new or different ore grades, the technical complexity of ore bodies, unusual or unexpected ore body formations, ore dilution or varying metallurgical and other ore characteristics may cause mineral reserves (or ore reserves) to be reduced or Barrick to be unprofitable in any particular accounting period. Estimated reserves may have to be recalculated based on actual production experience, fluctuations in the price of metals, or changes in other assumptions on which they are based. Any of these factors may require Barrick to reduce its mineral reserves (or ore reserves) and resources, which could have a negative impact on Barrick’s financial results.

Failure to obtain or maintain necessary permits or government approvals, or changes to applicable tax and customs regimes or applicable legislation could also cause Barrick to reduce its reserves. In addition, changes to mine plans due to capital allocation decisions could cause Barrick to reduce its reserves. There is also no assurance that Barrick will achieve indicated levels of gold or copper recovery or obtain the prices assumed in determining such reserves.

Replacement of depleted reserves

Barrick’s mineral reserves must be replaced to maintain production levels over the long-term. Reserves can be replaced by expanding known ore bodies, locating new deposits or making acquisitions. Exploration is highly speculative in nature and identifying new ore bodies is becoming increasingly difficult. Barrick’s exploration projects involve many risks and are frequently unsuccessful. Once a site with mineralization is discovered, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves and to construct mining and processing facilities. As a result, there is no assurance that current or future exploration programs will be successful or that new commercial mining operations will be developed. Depletion of reserves may not be offset by discoveries or acquisitions and divestitures of assets could lead to a lower reserve base. Barrick may continue to dispose of additional assets in 2024 or future years as part of its ongoing focus on Tier One Gold Assets, Tier Two Gold Assets, Tier One Copper Assets, Strategic Assets and other strategic initiatives, which may further deplete Barrick’s reserves. Reserves estimated in accordance with National Instrument 43-101 may also decrease due to economic factors such as the use of a lower metal price assumption. However, such a decline would not be a reduction in the actual mineral base of the Company, as the ounces or pounds removed from Barrick’s reserves due to the use of a lower gold or copper price assumption would be transferred to resources, preserving the option to access them in the future at higher gold or copper prices. The mineral base of Barrick will decline if reserves are mined without adequate replacement and Barrick may not be able to sustain production to or beyond the currently contemplated mine lives, based on current production rates.

Foreign investments and operations

Barrick conducts or participates in mining, development and exploration and other activities through subsidiaries and/or joint ventures in many foreign countries, including the United States, Argentina, Chile, Côte d’Ivoire, the Dominican Republic, the DRC, Egypt, Mali, Pakistan, Papua New Guinea, Peru, Saudi Arabia, Senegal, Tanzania and Zambia. Mining investments are subject to the risks normally associated with any conduct of business in foreign countries including:

•	renegotiation, cancellation or forced modification of existing contracts;

•	expropriation or nationalization of property;

•

changes in laws or policies or increasing legal and regulatory requirements of particular countries, including those relating to taxation, royalties, imports, exports, duties, currency, in-country beneficiation or other claims by government entities, including retroactive claims and/or changes in the administration of laws, policies and practices (see “Legal Matters –Government Controls and Regulations”);

•	uncertain political and economic environments, war, terrorism, sabotage and civil disturbances;

•	lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law;

•	international sanctions and trade restrictions;

•	delays in obtaining or the inability to obtain or maintain necessary governmental permits or to operate in accordance with such permits or regulatory requirements;

•	currency fluctuations;

•

restrictions on the ability of local operating companies to sell gold, copper or other minerals offshore for U.S. dollars, and on the ability of such companies to hold U.S. dollars or other foreign currencies in offshore bank accounts;

•	import and export regulations, including restrictions on the export of gold, copper or other minerals;

•	limitations on the repatriation of earnings;

•	reliance on advisors and consultants in foreign jurisdictions in connection with regulatory, permitting or other governmental requirements;

•	increased financing costs; and

•

risk of loss due to disease, such as malaria or the zika virus, and other potential medical endemic or pandemic issues, such as Ebola or Covid-19, as a result of the potential related impact to employees, disruption to operations, supply chain delays and impact on economic activity in affected countries or regions.

Operating in emerging markets can increase the risk that contractual and/or mineral rights may be disregarded or unilaterally altered. By way of example, an SLA between the Dominican State and PVD governs the development and operation of the Pueblo Viejo mine, including applicable tax rates. Barrick has a 60% equity interest in PVD. Following the achievement of commercial production at Pueblo Viejo mine in January 2013, the Dominican State engaged PVD in discussions to amend the SLA. These amendments became effective on October 5, 2013, and resulted in additional and accelerated tax revenues to the Dominican State.

In certain jurisdictions in which the Company operates, there is an increased focus by governments on securing greater economic benefit and increased financial and social benefits from extractive industries. Barrick has operations and conducts business, and is subject to taxation, in a number of emerging market jurisdictions. These taxation laws are complex, subject varying interpretations and applications by the relevant tax authorities and subject to changes and revisions in the ordinary course. In addition, the mining legislation which the Company is subject or the stability or other investments agreements to which the Company is a party may be subject to review or renegotiation by the relevant governments. Other laws, regulations or policies regarding such matters and their implementation and interpretation can be uncertain.

For example, in the DRC, the DRC Mining Code (2002) and associated regulations have been amended with an updated DRC Mining Code (2018) and related regulations. The updated law and regulations include potentially adverse changes with respect to, among others, fiscal stability protection, increased royalty rates, income taxes, import and other duties, value-added and other taxes, foreign exchange controls, indirect capital gains taxes and local content. Barrick has nevertheless made full payment on all taxes demanded by the government to date. All payments were made under duress in order to protect the Company’s acquired and vested rights under the DRC Mining Code (2002); however, there is no guarantee that the government will not challenge these acquired and vested rights under the DRC Mining Code (2002). Continued engagement with the government of the DRC has resulted in the submission of an application for a number of exemptions and waivers pursuant to article 220 of the DRC Mining Code (2018) as part of Barrick’s efforts to reach a mutually acceptable path forward. Article 220 creates a framework to provide benefits to mining companies in landlocked provinces with infrastructure challenges, such as the province in which the Kibali mine is located.

In Mali, Barrick operates Loulo-Gounkoto under mining conventions entered into with the Government of Mali. These mining conventions contain stabilization provisions to protect Barrick’s subsidiaries with interests in Mali from adverse amendments to the applicable tax regime or the Mali legislation. The Mali tax code was amended in 2017 to, among other things, introduce indirect capital gains taxes. Although Barrick has stabilization protection in respect of these provisions and the Mali tax authorities have not sought to apply these provisions in relation to Barrick, there can be no certainty that the Mali tax authorities will not seek to challenge such stabilization protection against the application of the capital gains tax. On September 27, 2019, Mali adopted an ordinance introducing the 2019 Mining Code, which was ratified by the Malian National Assembly on April 28, 2020. In August 2023, Mali adopted the 2023 Mining Code, along with a law requiring local content in the mining sector. These new laws are not currently being enforced pending the adoption of implementing decrees. For further information, see “Legal Matters – Government Controls and Regulations”.

In Tanzania, on October 20, 2019, Barrick reached an agreement with the Government of Tanzania (“GoT”) to settle all disputes between the GoT and the mining companies formerly operated by Acacia but now managed by Barrick. These disputes related to, among other things, the ban on the export of gold/copper concentrate and tax reassessments for approximately $190 billion. On January 24, 2020, Barrick announced that the Company had ratified the creation of Twiga Minerals Corporation (“Twiga”) at a signing ceremony with the President of Tanzania, formalizing the establishment of a joint venture between Barrick and the GoT and resolution of all outstanding disputes between Barrick and the GoT, including the lifting of the Ban, effective immediately. The GoT received a free carried shareholding of 16% in each of the former Acacia mines (Bulyanhulu, Buzwagi and North Mara), and will receive its half of the economic benefits from taxes, royalties, clearing fees and participation in all cash distributions made by the mines and Twiga, after the recoupment of capital investments. Although Barrick and the GoT have satisfied their respective obligations under the Framework Agreement, there can be no assurance that the GoT will not impose other measures that may negatively impact Barrick’s performance or operations in the future. Failure of either Barrick or the GoT to adhere to the terms of the agreement or the imposition of other measures by the GoT may have a material adverse impact on Barrick’s cash flows, earnings, results of operations and financial position.

In Papua New Guinea, Porgera was placed on temporary care and maintenance on April 25, 2020, after BNL received a communication from the Government of PNG that its application for a 20-year extension of the SML had been refused. The Company believed the Government of PNG’s decision not to extend the SML was tantamount to nationalization without due process and initiated legal and arbitral proceedings to protect BNL’s rights, while also engaging with the Government of PNG to agree on a revised arrangement under which the Porgera mine could be reopened. Those proceedings were suspended when new partnership arrangements were agreed with the Government of PNG and ultimately recorded in the Commencement Agreement signed in February 2022. In addition, in April 2020, BNL received a position paper from the IRC in Papua New Guinea asserting various proposed adjustments and other liabilities amounting to $123 million (not including penalties, based on the kina foreign exchange rate as at December 31, 2023) arising from tax audits of BNL. Amended assessments were subsequently received from the IRC in October 2020 which increased the amount of the proposed adjustments and other taxes to $457 million (including penalties, based on the kina foreign exchange rate as at December 31, 2023). Over the course of the next two years, the parties entered into a number of definitive agreements and worked to satisfy the conditions of the Commencement Agreement. On June 20, 2023, the IRC, the Commissioner General, Barrick and BNL entered into a settlement agreement to resolve the tax dispute in connection with the completion of the Commencement Agreement. On December 22, 2023, following the granting of the new SML to New Porgera Limited, the Commencement Agreement was formally completed and mining and processing restarted at Porgera in January and February 2024, respectively. Some of the legal proceedings instituted in 2020 have been withdrawn, while others are in the process of being withdrawn. There is no guarantee that additional disputes will not arise with respect to the Porgera gold mine in the future. See Government Controls and Regulations “Legal Proceedings – Porgera Special Mining Lease” and “Legal Proceedings –Porgera Tax Audits”.

On December 15, 2022, Barrick completed the reconstitution of the Reko Diq project in Pakistan’s Balochistan province. The completion of this transaction involved, among other things, the execution of all of the definitive agreements including the mineral agreement stabilizing the fiscal regime applicable to the project, as well as the grant of mining leases, an exploration license, and surface rights. This completed the process that began earlier in 2022 following the conclusion of a framework agreement among the Governments of Pakistan and Balochistan province, Barrick and Antofagasta plc, which provided a path for the development of the project under a reconstituted structure. The reconstituted project is held 50% by Barrick and 50% by Pakistani stakeholders, comprising a 10% free-carried, non-contributing share held by the Provincial Government of Balochistan, an additional 15% held by a special purpose company owned by the Provincial Government of Balochistan and 25% owned by other federal state-owned enterprises. Failure of either Barrick or the Governments of Pakistan or Balochistan to adhere to the terms of the definitive agreements or the imposition of other measures by the Governments of Pakistan or

Balochistan may have a material adverse impact on Barrick’s cash flows, earnings, results of operations, mineral reserve and mineral resource statements and financial position.

In addition to potentially affecting the price of gold, copper and silver, general inflationary pressures may also affect Barrick’s labor, commodity and other input costs at operations in emerging markets, which could have a materially adverse effect on Barrick’s financial condition, results of operations and capital expenditures for the development of its projects.

There can be a greater level of political, social and economic risk in the emerging markets in which Barrick operates. Operations in emerging markets may be subject to more frequent civil disturbances and criminal activities such as trespass, illegal mining, sabotage, theft, vandalism and terrorism. These disturbances and criminal activities have the potential to cause disruptions at certain of Barrick’s operations or joint ventures. In addition, there has been terrorist activity and regional conflict in the vicinity of Pakistan’s Balochistan province, which is where the Company’s Reko Diq project is located.

Affected sites have taken certain measures to protect their employees, property and production facilities from these risks, including entering into arrangements with public security in relation to security in the areas surrounding their minesite. The measures that have been implemented by Barrick will not guarantee that such incidents will not continue to occur and such incidents may halt or delay production, increase operating costs, result in harm to employees or trespassers, cause damage to production facilities or otherwise decrease operational efficiency, increase community tensions or result in criminal and/or civil liability for Barrick or its respective employees and/or financial damages or penalties. Action by public security may also result in liability for Barrick and/or financial damages or penalties.

Similarly, different economic and social issues exist in emerging markets which may affect Barrick’s operating and financial results. For example, infectious diseases (including malaria, HIV/AIDS, tuberculosis and the Ebola virus) are major health care issues in African countries. Workforce training and health programs to maximize prevention awareness and minimize the impact of infectious diseases, including HIV/AIDS and malaria in the DRC, Mali, Côte d’Ivoire, Tanzania, Zambia and other jurisdictions in Africa may prove insufficient to adequately address these serious issues.

The foregoing risks may limit or disrupt operating mines or projects, restrict the movement of funds, cause Barrick to have to expend more funds than previously expected, or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation, and may materially adversely affect Barrick’s financial position or results of operations. Certain of these risks have increased in recent years. Furthermore, in the event of disputes arising from Barrick’s activities in Argentina, Chile, Côte d’Ivoire, the DRC, the Dominican Republic, Egypt, Mali, Pakistan, Papua New Guinea, Peru, Saudi Arabia, Tanzania and Zambia, or from Barrick’s past activities in other emerging markets, Barrick has been and may continue to be subject to the jurisdiction of courts outside North America, which could adversely affect the outcome of the dispute.

Foreign subsidiaries

A significant portion of Barrick’s business is carried on through subsidiaries, including foreign subsidiaries. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict Barrick’s ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on Barrick’s valuation and stock price.

Production and cost estimates

Barrick prepares estimates of future production, total cash costs and capital costs of production for particular operations. No assurance can be given that such estimates will be achieved. Failure to achieve production or cost estimates or material increases in costs could have an adverse impact on Barrick’s future cash flows, profitability, results of operations and financial condition.

Barrick’s actual production and costs may vary from estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to mineral or ore reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; revisions to mine plans; unusual or unexpected ore body formations; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, increased incidence of extreme weather events, water availability, floods, and earthquakes; and unexpected labor shortages or strikes. Costs of production may also be affected by a variety of factors, including: changing waste-to-ore ratios, ore grade metallurgy, labor costs, the cost of commodities, general inflationary pressures and currency exchange rates.

Government regulation and changes in legislation

The Company’s business is subject to various levels of government controls and regulations, which are supplemented and revised from time to time. Barrick is unable to predict what legislation or revisions may be proposed that might affect its business or when any such proposals, if enacted, might become effective. Such changes, however, could require increased capital and operating expenditures and could prevent or delay certain operations by the Company. To the extent that Barrick fails to or is alleged to fail to comply with any applicable regulation, whether in the future or in the past, the Company may be unable to continue to operate successfully at a particular location. See “Legal Matters – Government Controls and Regulations”.

Permitting and government relations

Barrick’s mining and processing operations and development and exploration activities are subject to extensive permitting requirements. Failure to obtain required permits and/or to maintain compliance with permits once obtained could result in injunctions, fines, suspension or revocation of permits and other penalties. While Barrick strives to obtain and comply with all of its required permits, there can be no assurance that Barrick will obtain all such permits and/or achieve or maintain full compliance with such permits at all times. Activities required to obtain and/or achieve or maintain full compliance with such permits can be costly and involve extended timelines. Previously issued permits may be suspended or revoked, or not renewed, for a variety of reasons, including through government or court action (see for example, “Legal Matters – Legal Proceedings – Pascua-Lama – SMA Regulatory Sanctions” for information regarding the status of the Chilean environmental approval for the Pascua-Lama project). Failure to obtain and/or comply with required permits can have serious consequences, including: damage to Barrick’s reputation; stopping Barrick from proceeding with the development of, or the cancellation or expropriation of, a project; negatively impacting the operation or further development of a mine; or increasing the costs of development or production and litigation or regulatory action against Barrick. Accordingly, it may materially adversely affect Barrick’s business, results of operations or financial condition.

Barrick’s ability to successfully obtain and maintain key permits and approvals will be impacted by its ability to develop, operate and close mines in a manner that is compliant with applicable laws and consistent with the creation of social and economic benefits in the surrounding communities and may be adversely impacted by real or perceived detrimental events associated with Barrick’s activities or those of other mining companies affecting the environment, human health and safety or the surrounding communities. Barrick has made, and expects to make in the future, significant expenditures to comply with permitting requirements and, to the extent reasonably practicable, create social and economic benefit in the surrounding communities.

Failure to obtain or maintain necessary permits or government approvals or changes to applicable legislation could have a material adverse impact on Barrick.

Environmental, health and safety regulations

Barrick’s mining and processing operations and development and exploration activities are subject to extensive laws and regulations governing the protection of the environment, waste disposal, worker safety, mine development, water management and protection of endangered and other special status species. Failure to comply with applicable environmental and health and safety laws and regulations could result in injunctions, fines, suspension or revocation of permits and other penalties. While Barrick strives to achieve full compliance with all such laws and regulations and with its environmental and health and safety permits, there can be no assurance that Barrick will at all times be in full compliance with such requirements. Activities required to achieve full compliance can be costly and involve extended timelines. Failure to comply with such laws, regulations and permits can have serious consequences, including: damage to Barrick’s reputation; stopping Barrick from proceeding with the development of a project; negatively impacting the operation or further development of a mine; or increasing the costs of development or production and litigation or regulatory action against Barrick, and may materially adversely affect Barrick’s business, results of operations or financial condition.

Future changes in applicable environmental and health and safety laws and regulations could substantially increase costs and burdens to achieve compliance or otherwise have an adverse impact on Barrick’s business, results of operations or financial condition (see “Government regulation and changes in legislation”).

Barrick may also be held responsible for the costs of addressing contamination at the site of current or former activities or at third party sites. Barrick could also be held liable to third parties for exposure to hazardous substances. The costs associated with such responsibilities and liabilities may be significant. While Barrick has implemented extensive health and safety initiatives at its sites to protect the health and safety of its employees, contractors and members of the communities affected by its operations, there is no guarantee that such measures will eliminate the occurrence of accidents or other incidents which may result in personal injuries, fatalities or damage to property, and in certain instances such occurrences could give rise to regulatory fines and/or civil liability. For example, Barrick had five tragic fatalities in 2023. In the first quarter of 2023, an incident occurred at Jabal Sayid, which resulted in the fatalities of two mining contractors, as well as at Nevada Gold Mines, which resulted in the fatality of an employee at Carlin. Barrick experienced two fatalities in the third quarter of 2023. The first fatality occurred at Loulo-Gounkoto and involved an employee, and the second fatality occurred at Nevada Gold Mines and involved an exploration contractor. Barrick also had two fatalities during early 2024. The first incident occurred at North Mara, which resulted in the fatality of a contractor, and the second at Kibali, which resulted in the fatality of an employee. Following each of these tragic incidents, Barrick investigated the underlying causes and implemented Fatality Prevention Criteria and gap assessments across the Company, with a view towards enhancing Barrick’s safety protocols and procedures and preventing similar tragedies from occurring in the future. Barrick resolutely believes that, with the right controls and appropriate training in place, incidents can be prevented, and that one fatality is one too many.

In certain of the countries in which Barrick has operations, it is required to submit, for government approval, a reclamation plan for each of its mining sites that establishes Barrick’s obligation to reclaim property after minerals have been mined from the site. In some jurisdictions, bonds or other forms of financial assurances are required security for these reclamation activities. Barrick may incur significant costs in connection with these reclamation activities, which may materially exceed the provisions Barrick has made for such reclamation. In addition, the unknown nature of possible future additional regulatory requirements and the potential for additional reclamation activities create further uncertainties related to future reclamation costs, which may have a material adverse effect on Barrick’s financial condition, liquidity or results of operations. Barrick is involved in various investigative and remedial actions. There can be no assurance that the costs of such actions would not be material. When a previously unrecognized reclamation liability becomes known or a previously estimated cost is increased, the amount of that liability or additional cost is expensed, which may materially reduce net income in that period.

In addition, Barrick’s activities and ownership interests could expose the Company to liability in the United States under CERCLA and its state law equivalents. Under CERCLA and its state law equivalents, present or past owners of a property may be held jointly and severally liable for cleanup costs or forced to undertake remedial actions in response to unpermitted releases of hazardous substances at such property, in addition to, among other potential consequences, potential liability to governmental entities for the cost of damages to natural resources, which may be substantial. Barrick’s current or former operations in the United States may be subject to potential liability under CERCLA.

Climate change risks

Barrick recognizes that climate change is a global challenge that will affect its business in a range of possible ways. Barrick’s mining and processing operations are energy intensive, resulting in a carbon footprint either directly or through the purchase of fossil-fuel based electricity. As a result, Barrick is impacted by current and emerging policies and regulations relating to GHG emission levels, energy efficiency and reporting of climate-change related risks. While some of the costs associated with reducing emissions may be offset by increased energy efficiency and technological innovation, the current regulatory trend may result in additional transition costs at some of Barrick’s operations. For example, policy and regulatory risks related to actual and proposed changes in climate and water-related laws, regulations and taxes developed to facilitate and regulate the transition to a low-carbon economy may result in increased costs for the Company’s operations. These may include increased energy, equipment, environmental monitoring and reporting and other costs to comply with such regulations. The timeframe within which these transition risks may materialize for Barrick will vary and is, in part, dependent on how quickly the global transition to a low-carbon economy occurs. In addition, the physical risks of climate change may also have an adverse effect at some of Barrick’s operations. These may include increased incidence of extreme weather events, resource shortages, changes in rainfall and storm patterns and intensities, water shortages, excess water flows, changing sea levels and changing temperatures. Associated with these physical risks is an increasing risk of climate-related litigation (including class actions) and the associated costs.

Stakeholders are seeking enhanced disclosure on the material risks, opportunities, financial impacts and governance processes related to climate change. Negative publicity or climate-related litigation could have an adverse effect on Barrick’s reputation or financial condition. In addition, a failure or perceived failure to meet climate strategy commitments, Barrick’s Scope 1, 2 and 3 emissions reduction targets, and/or societal or investor expectations, including in respect of achieving or accurately reporting on such commitments and targets, could also result in damage to the Company’s reputation, decreased investor confidence and challenges in maintaining strong community relations. These impacts can pose additional obstacles to Barrick’s ability to conduct its operations and develop its projects, which may result in a material adverse impact on its business, financial position, results of operations and future growth prospects. Barrick’s ability to achieve its climate commitments and targets is also subject to numerous risks and uncertainties and relies on, among other things, the Company’s ability to deploy capital to fund emissions reduction projects, the Company’s ability to implement operational changes and the availability of technology necessary to efficiently and effectively achieve expected emissions reductions. In addition, the Company’s ability to achieve its Scope 3 emissions targets is subject to the actions of entities not within Barrick’s direct control. There is also a risk that some or all of the expected benefits of achieving such commitments and targets may fail to materialize within the Company’s anticipated time periods or at all.

Water supply, management and availability challenges could impact operations

The Company acknowledges the right to clean, safe water and recognizes that access to a reliable water supply is critical to the hygiene, livelihood and environmental health of Barrick’s host communities. The Company aims to balance its operational water needs to ensure the effective operation of its mines with those of local communities, environments and ecosystems. Protecting the quality and quantity of water available to host communities and other users in its watersheds is a key component of Barrick’s sustainability strategy, as described under “Sustainability – Water”.

Water is a critical input to Barrick’s mining operations, and the increasing pressure on water resources around the globe requires the Company to consider current and future conditions in its management of water resources. The Company has operations in regions where water stress is an inherent risk and rainfall can vary greatly from year to year. Barrick defines water stress as both water scarcity and excess water. Barrick’s operations face challenges related to limited supply, increased demand, increased severity of weather events, including changes in temperatures that alter downstream flow and water availability, and impacted water in various forms. These changes to water flow and availability, and the resulting environmental and social consequences, can result in operational difficulties and careful management is required to address these potential water-related stresses and issues. Current and long-term risks include those that arise as a result of Barrick’s operations (e.g., the use of cyanide in process solution and risk of Acid Rock Drainage Metal Leaching) and events that are out of the Company’s control, such as extreme weather and other physical risks associated with climate change including changes in rainfall and water availability (see “Risk Factors – Climate change risks”).

The Company’s approach to the management of water-related risks is based on a commitment to responsible water use, including assessing and managing water risks and controls. Operating facilities and procedures have been designed to mitigate environmental impacts, monitor data collection and appropriately manage substances that have the potential to adversely impact local water resources in order to avoid permanent impacts to the availability of water resources and manage the quality and quantity of the water the Company uses and returns to the environment. However, water shortages may also result from environmental and climate events that are out of the Company’s control and ability to manage. For example, inadequate rainfall or the occurrence of drought may stop operations, which could impact production as a result. Conversely, as discussed above, excessive rainfall or flooding may also result in operational difficulties, including geotechnical instability (see “Risk Factors – Geotechnical challenges could impact profitability”), increased dewatering demands, and additional water management requirements.

Although each of its operations currently has sufficient water rights to cover operational demands, the Company cannot predict the potential outcome of pending or future permit applications, legal proceedings or negotiations related to water rights, claims, contracts and uses, which may impact Barrick’s operations. The loss of water rights for any of Barrick’s mines, in whole or in part, including through the non-renewal or non-issuance of water permits, or shortages of water to which Barrick has established rights, could impact existing operations or prevent future exploration (see for example “Legal Matters – Legal Proceedings – Zaldívar Water Claims”). In addition, laws and regulations may be introduced in the jurisdictions in which the Company operates which could limit Barrick’s access to sufficient water resources (see “Risk Factors – Government regulation and changes in legislation”). All of these events could result in increased costs or disruptions that may impact Barrick’s production, which in turn could adversely affect the Company’s results of operations and financial position.

Title to properties

The validity of mining claims, which constitute most of Barrick’s property holdings, can be uncertain, may be contested, and title insurance is not available. Each sovereign state or local government is generally the sole authority able to grant mineral rights. The ability to ensure that Barrick has obtained secure title to individual mineral properties or mining concessions may be severely constrained. Although

Barrick has attempted to acquire satisfactory title to its properties, these properties may be subject to prior unregistered agreements, transfers or claims, including claims made by Indigenous communities, and title may be affected by, among other things, undetected defects (particularly title to undeveloped properties). Any disputes about Barrick’s property holdings or title may have a material adverse impact on Barrick’s cash flows, earnings, results of operations and financial position.

Mining risks and insurance risks

The mining industry is subject to significant risks and hazards, including environmental hazards, industrial accidents, catastrophic equipment failures, unusual or unexpected geological conditions, labor force disruptions, civil strife, unavailability of materials and equipment, weather conditions, pit wall failures, tailings dam failures, rock bursts, cave-ins, flooding, seismic activity and water conditions, most of which are beyond Barrick’s control. Barrick is also exposed to theft or loss of gold bullion, copper cathode or gold/copper concentrate. These risks and hazards could result in: damage to, or destruction of, mineral properties or producing facilities; personal injury or death; environmental damage; delays in mining; and monetary losses and possible legal liability. As a result, production may fall below historic or estimated levels and Barrick may incur significant costs or experience significant delays that could have a material adverse effect on Barrick’s financial performance, liquidity and results of operations.

Barrick maintains insurance to cover some of these risks and hazards. The insurance is maintained in amounts that are believed to be reasonable depending on the circumstances surrounding the identified risk. No assurance can be given that such insurance will continue to be available, or that it will be available at economically feasible premiums, or that Barrick will obtain or maintain such insurance. Barrick’s property, liability and other insurance may not provide sufficient coverage for losses related to these or other risks or hazards. In addition, Barrick does not have coverage for certain environmental losses and other risks, as such coverage may not be available at all or at a commercially reasonable cost. The lack or insufficiency of insurance coverage could adversely affect Barrick’s cash flow and overall profitability.

Security and human rights

Barrick’s operations and development and exploration activities extend to jurisdictions which may be considered to have an increased degree of security risk. During 2020 and 2021, Mali experienced a number of security-related challenges, including attacks by insurgent militants and a military coup in both August 2020 and May 2021, which led to the implementation of a new transitional government in each case. These events have increased the security risk applicable to all mining companies in the country. The DRC has also experienced instability in certain provinces caused by certain militia groups. The impacts of these risks could impede the exploration, development and operation of Barrick’s mines in these countries.

In addition, civil disturbances and criminal activities, such as trespass, illegal mining, sabotage, theft and vandalism, have caused disruptions at certain of Barrick’s operations, including the Porgera mine in Papua New Guinea operated by BNL, the Pierina mine (now in closure) in Peru, the Pueblo Viejo mine in the Dominican Republic, the Kibali mine in the DRC, the Tongon mine in Côte d’Ivoire and certain of Barrick’s operations in Tanzania, occasionally resulting in the suspension of operations in some cases. Affected sites have taken certain measures to protect their employees, property and production facilities from these risks. Certain sites have engaged security personnel and installed perimeter fencing, walls and cameras in sensitive areas, such as main entrances and processing plants.

Some sites have entered into arrangements with public security in relation to security in the areas surrounding their minesite. Incidents of criminal activity, trespass, illegal mining, theft and vandalism have occasionally led to conflict with security personnel and/or police, which in some cases resulted in injuries and/or fatalities. The measures that have been implemented by the Company cannot guarantee that such incidents will not continue to occur and such incidents may halt or delay production, increase operating costs, result in harm to employees or trespassers, decrease operational efficiency, increase community tensions, negatively impact Barrick’s reputation or result in criminal and/or civil liability for the Company or its employees and/or financial damages or penalties.

The manner in which the Company’s personnel respond to civil disturbances and criminal activities can give rise to additional risks where those responses are not conducted in a manner that is consistent with international standards relating to the use of force and respect for human rights (see “Narrative Description of the Business – Sustainability – Human Rights”). Barrick has implemented a number of measures and safeguards which are designed to assist its personnel in understanding and upholding these standards. The implementation of these measures will not guarantee that the Company’s personnel or public security forces (where arrangements with public security forces are in place) will uphold these standards in every instance. The failure to conduct security operations in accordance with these standards can result in harm to employees or community members, increased community tensions, reputational harm to Barrick and its partners or result in litigation, criminal and/or civil liability for the Company or its employees and/or financial damages or penalties.

Illegal mining, which involves trespass into the operating area of the mine, is both a security and safety issue at the Porgera mine and at certain of Barrick’s operations in Tanzania. The illegal miners from time to time have clashed with mine security staff and law enforcement personnel who have attempted to move them away from the facilities. The presence of the illegal miners, given the nature of the mines’ operations, creates a safety issue for the illegal miners as well as Barrick’s employees and can cause disruptions to mine operations.

It is not possible to determine with certainty the future costs that Barrick may incur in dealing with the issues described above at its operations. However, if the number of incidents increases, costs associated with security, in the case of civil disturbances and illegal mining, may also increase, affecting profitability.

Community relations and license to operate

The Company’s relationships with the communities in which it operates are critical to the continued success of its existing operations and the construction and development of its projects. There is an ongoing and potentially increasing public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Certain non-governmental organizations (“NGOs”), some of which oppose globalization and resource development, are often vocal critics of the mining industry and its practices, including the use of cyanide and other hazardous substances in processing activities. Adverse publicity generated by such NGOs or others related to extractive industries generally, or Barrick’s operations specifically, could have an adverse effect on the Company’s reputation or financial condition and may impact its relationship with the communities in which it operates. While Barrick is committed to operating in a socially responsible and transparent manner, there is no guarantee that the Company’s efforts in this respect will mitigate this potential risk.

Barrick’s ability to successfully obtain key permits and approvals to explore for, develop and operate mines and to successfully operate in communities around the world will likely depend on Barrick’s ability to develop, operate and close mines in a manner that is consistent with the creation of social and economic benefits in the surrounding communities, which may or may not be required by law. Mining operations should be designed to minimize the negative impact on such communities and the environment, for example, by modifying mining plans and operations or by relocating those affected to an agreed location. The cost of these measures could increase capital and operating costs and therefore could have an adverse impact upon Barrick’s financial condition and operations. Barrick seeks to promote improvements in health and safety, human rights, environmental performance and community relations. However, Barrick’s ability to operate could be adversely impacted by accidents or events detrimental (or perceived to be detrimental) to the health, safety and well-being of Barrick’s employees, human rights, the environment or the communities in which Barrick operates.

Reputational risk

As a result of the increased usage and the speed and global reach of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users, companies today are at much greater risk of losing control over how they are perceived in the marketplace. Damage to Barrick’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity (for example, with respect to Barrick’s handling of environmental matters or the Company’s dealings with community groups), whether true or not. Barrick places a great emphasis on protecting its image and reputation, but the Company does not ultimately have direct control over how it is perceived by others. Reputation loss may lead to increased challenges in developing and maintaining community relations, decreased investor confidence and an impediment to Barrick’s overall ability to advance its projects, thereby having a material adverse impact on financial performance, cash flows and growth prospects.

U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws

The Foreign Corrupt Practices Act (United States) and the Corruption of Foreign Public Officials Act (Canada) and anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business or other commercial advantage. Barrick’s policies mandate compliance with applicable anti-bribery laws, which often carry substantial penalties. Barrick operates in jurisdictions that have experienced governmental and private sector corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with certain local customs and practices. There can be no assurance that Barrick’s internal control policies and procedures will always protect it from reckless or other inappropriate acts committed by the Company’s affiliates, employees, agents or companies acquired by or merged with Barrick. Violations of these laws, or allegations of such violations, could have a material adverse effect on Barrick’s reputation, as well as business, financial position and results of operations and could cause the market value of Barrick’s common shares to decline. Investigations by governmental authorities could also have a material adverse effect on the business, consolidated results of operations, and consolidated financial condition of Barrick.

Litigation

Barrick is currently subject to litigation and may be involved in disputes with other parties in the future which may result in litigation. The results of litigation cannot be predicted with certainty. The costs of defending or settling such litigation can be significant. If Barrick is unable to resolve these disputes favorably, it may have a material adverse impact on Barrick’s financial performance, cash flow and results of operations. See “Legal Matters – Legal Proceedings”.

Geotechnical challenges could impact profitability

Barrick and the mining industry are facing continued geotechnical challenges associated with the aging of certain mines and the need to mine deeper pits and more complex deposits. This leads to higher pit walls, more complex underground operations and increased exposure to geotechnical instability. As Barrick’s operations mature, the open pit and underground operations at certain sites are getting deeper. Barrick has experienced geotechnical failures at some open pit operations and seismic events at some underground operations. Seismic events may also affect mining operations in other ways. For example, on February 26, 2018, a 7.5 magnitude earthquake struck Papua New Guinea, causing significant damage to the Hides natural gas power plant that supplies electricity to the Porgera mine. No assurances can be given that unanticipated adverse geotechnical conditions, such as pit wall failures, underground cave-ins and other ground-related instability, will not occur in the future or that such events will be detected in advance. Geotechnical instabilities can be difficult to predict and are often affected by risks beyond Barrick’s control, such as severe weather, higher than average rainfall and seismic events. In addition, Barrick has numerous operational and closed TSFs in a variety of climatic and topographic settings. As of December 31, 2023, Barrick manages 59 TSFs, of which 18 are operating and 41 are closed. In addition, a riverine tailings disposal system is used at the Porgera mine in Papua New Guinea. The failure of tailings dam and storage facilities, and other impoundments at Barrick’s minesites, could cause severe and potentially catastrophic damage to property, the environment, persons and Barrick’s reputation. For example, in early 2019, the extractive industry experienced a large-scale tailings dam failure at an unaffiliated mine, which resulted in numerous fatalities and caused extensive property, environmental and reputational damage. The Company regularly reviews and inspects all Barrick-owned or controlled TSFs for compliance with applicable legal requirements and global best practices. For example, on August 4, 2023, the Company disclosed its conformance with the GISTM and that all of Barrick’s “Extreme” or “Very High” consequence sites are in conformance with the GISTM. Despite such efforts, there can be no assurance that these events will not occur in the future. Geotechnical or TSF failures can result in limited access to minesites, suspension of operations, production delays, government investigations, civil and criminal liability, increased costs, as well as injuries and deaths in the most extreme cases. All of these could adversely impact Barrick’s results of operations and financial position.

Joint ventures

Barrick holds an indirect interest in a number of joint ventures and properties, including Nevada Gold Mines in Nevada (61.5%), the Veladero mine in Argentina (50%), the Zaldívar copper mine in Chile (50%), the Pueblo Viejo mine in the Dominican Republic (60%), the Porgera mine in Papua New Guinea (24.5%), the Tanzanian mines (84%), the Jabal Sayid copper mine in Saudi Arabia (50%), the Kibali mine in the DRC (45%), the Loulo-Gounkoto complex in Mali (80%), the Tongon mine in Côte d’Ivoire (89.7%), the Norte Abierto project in Chile (50%) and the Reko Diq project in Pakistan (50%), the remaining interests in which are held by third parties, including states or state-affiliated entities. Barrick’s interests in these properties are subject to the risks customarily associated with the conduct of joint ventures, including: (i) disagreement with joint venture partners on how to develop and operate the mine efficiently or, in the case of exploration projects, on the exploration plan and related expenditures; (ii) inability to exert influence over certain strategic decisions; (iii) inability of joint venture partners to meet their obligations; and (iv) litigation regarding joint venture matters. Each of these risks could have a material adverse impact on Barrick’s profitability or the viability of its interests held through joint ventures, which could have a material adverse impact on Barrick’s future cash flows, earnings, results of operations and financial condition. In addition, Barrick is not always the operator of its joint venture projects. To the extent Barrick is not the operator, the success of any operations will be dependent on third party operators and Barrick may be unable to have any significant influence on the direction or control of the activities of the operators. Barrick will be subject to the decisions made by the operators of the joint venture properties and will rely on the operators for accurate information about the properties.

Availability and increased cost of critical parts, equipment and skilled labor

An increase in worldwide demand for critical resources such as input commodities, drilling equipment, tires and skilled labor may cause unanticipated cost increases and delays in delivery times, thereby impacting the Company’s operating costs, capital expenditures and construction and production schedules.

The Company may be affected by global supply chain disruptions

Prolonged disruptions to the procurement of equipment, or the flow of materials, supplies and services to Barrick could have an adverse impact on its operating costs, capital expenditures and construction and production schedules. These disruptions may be the result of macroeconomic matters outside of the Company’s control or ability to mitigate, such as from natural disasters, transportation disruptions, economic instability, global pandemics, international sanctions, including those imposed in the context of the invasion of Ukraine by Russia, and geopolitical concerns, such as the conflicts in the Middle East and ongoing conflict in Ukraine, among others. Supply chain impacts may also manifest as rising costs or shortages of certain commodities and labor. See also “Availability and increased cost of critical parts, equipment and skilled labor” and “Diseases and epidemics may adversely impact Barrick’s business ”.

Price volatility and availability of other commodities

The profitability of Barrick’s business is affected by the market prices of commodities produced as by-products at Barrick’s mines, such as silver, as well as the cost and availability of commodities and critical parts and equipment which are consumed or otherwise used in connection with Barrick’s operations and projects, including, but not limited to, diesel fuel, natural gas, electricity, acid, steel, concrete and cyanide. Prices of such commodities can be subject to volatility, which can be material and can occur over short periods of time, and are affected by factors that are beyond Barrick’s control. An increase in the cost, or decrease in the availability, of construction materials such as steel and concrete may affect the timing and cost of Barrick’s projects. If Barrick’s proceeds from the sale of by-products were to decrease significantly, or the costs of certain commodities consumed or otherwise used in connection with Barrick’s operations and projects were to increase, or their availability to decrease, significantly, and remain at such levels for a substantial period of time, Barrick may determine that it is not economically feasible to continue commercial production at some or all of Barrick’s operations, or the development of some or all of Barrick’s current projects, which could have an adverse impact on Barrick as described under “Metal price volatility” above.

Artisanal and illegal mining

Artisanal and illegal miners are active on, or adjacent to, many of Barrick’s properties in emerging market jurisdictions, including the Company’s African and Asia Pacific minesites, such as North Mara and Bulyanhulu, Tongon, Kibali, Loulo-Gounkoto and Porgera. At some of these sites engagement with local and/or national authorities may be required in order to peacefully clear illegal miners. Artisanal and illegal mining may, but not always, involve trespass into the development or operating area of an existing mine. The methods used to extract minerals by artisanal and illegal miners may also be against the social and environmental laws of the relevant jurisdiction.

Artisanal and illegal mining is associated with a number of negative impacts which present risk to humans and property, including environmental degradation, human rights abuse, child labor, forced labor, personal injury or death, security concerns, destruction of property and funding of conflict. The presence of artisanal and illegal miners can also lead to disputes and delays related to project development or operation of commercial gold deposits, and potentially lost gold production as a result of delays or theft. Additionally, effective local government administration is often lacking in the locations where artisanal miners operate where rapid population growth and the lack of functioning structures can create a complex social and unstable environment. The presence of artisanal and illegal miners could cause damage to Barrick’s properties or result in use of force or injury which may result in legal action directed against Barrick or its subsidiaries.

Barrick does not purchase any gold from artisanal or illegal miners. There is a misconception that artisanally-mined gold is channeled through large-scale mining operators, even though artisanal and illegal miners typically rely on their own supply chains distinct from those utilized by large-scale miners like Barrick. Such misconceptions have a negative impact on the reputation of the mining industry.

Infrastructure and information technology systems

Barrick’s mining, processing, development and exploration activities depend on adequate infrastructure and dependable information technology systems. Reliable power sources, water supply, roads and other infrastructure are important for Barrick’s operations. Water shortages, power outages, sabotage, community, government or other interference in the maintenance or provision of such infrastructure could adversely affect Barrick’s business, financial condition and results of operations. For example, the Tongon mine in Côte d’Ivoire has historically experienced infrastructure-related operational challenges that have adversely affected its financial performance.

Barrick also depends upon information technology systems, which refers to the computer systems, hardware, software, and networks of the Company and of its third party vendors and service providers, to conduct its operations. For example, the Company continues to incorporate more advanced technology into its operations, including autonomous haulage and automated process controls. Barrick could be adversely affected by disruptions of such systems caused by a variety of sources, including, without limitation, cybersecurity incidents - including those caused by computer viruses, malware, ransomware and other cyber-attacks (including those that exploit zero-day vulnerabilities) - as well as natural disasters and defects in design. Any of these or other events could result in information technology system failures, delays and/or increases in capital expenditures. Barrick’s operations also depend on the regular maintenance, upgrade and replacement of equipment and information technology systems, as well as pre-emptive expenses to mitigate the risk of failure. There can be no assurance that Barrick will not incur losses related to cybersecurity incidents, other network or system disruptions, or from corruption and manipulation of data in the future, including as a result of legal action directed at the Company in relation to a cybersecurity incident. As the nature and methods of cybersecurity incidents continue to evolve and increase in sophistication, the Company may be required to expend additional resources to continue to modify or enhance protective measures, or to investigate and remediate issues, related to cybersecurity incidents and other information technology system vulnerabilities. Such efforts may require continuous monitoring and reliance on third party vendors and service providers (including information technology service providers), and are not guaranteed to be successful in preventing or mitigating the potential impacts of cybersecurity incidents. In addition, such service providers may themselves be victims of cybersecurity incidents and breaches. Barrick and its third party vendors and service providers have experienced, and Barrick believes will experience in the future, cybersecurity incidents and cybersecurity breaches. Given the unpredictability of the timing, nature and scope of disruptions to information technology systems, Barrick could potentially be subject to production downtimes, operational delays, cybersecurity incidents, the compromising of confidential or otherwise protected information, reputational impacts, legal liability, or destruction or corruption of data, any of which could have a material adverse effect on the Company’s cash flows, competitive position, financial condition or results of operations, as well as on the Company’s ability to continue to operate its health and safety-related systems.

From time to time, Barrick pursues investments and initiatives to improve the productivity and efficiency of existing systems and operations, including through investments in digital technologies. There can be no certainty that some or any of such investments and initiatives will meet the Company’s capital allocation objectives. In addition, certain of such investments and initiatives are still in the early stages of evaluation, and additional engineering and other analysis is required to fully assess their impact. Further, there can be no certainty as to the time required for Barrick to extract value from these investments or initiatives, or that Barrick will achieve any anticipated savings or efficiency improvements.

Global financial conditions

Following the onset of the credit crisis in 2008, global financial conditions were characterized by extreme volatility and several major financial institutions either went into bankruptcy or were rescued by governmental authorities. While global financial conditions subsequently stabilized, there remains considerable risk in the system given the extraordinary measures adopted by government authorities to achieve that stability. Global financial conditions could suddenly and rapidly destabilize in response to future economic shocks, as government authorities may have limited resources to respond to future crises. Future economic shocks may be precipitated by a number of causes, including a rise in the price of oil, geopolitical instability, natural disasters and outbreaks of medical endemic or pandemic issues, such as Covid-19. Any sudden or rapid destabilization of global economic conditions could impact Barrick’s ability to obtain equity or debt financing in the future on terms favorable to Barrick. Additionally, any such occurrence could cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. Further, in such an event, Barrick’s operations and financial condition could be adversely impacted.

Inflation

In addition to potentially affecting the price of gold, copper and silver, general inflationary pressures may also affect Barrick’s labor, commodity and other input costs, which could have a materially adverse effect on Barrick’s financial condition, results of operations and capital expenditures for the development of its projects. Over the course of 2023, global inflationary pressures increased, driven by supply chain disruptions caused by the ongoing Covid-19 pandemic and related lockdowns. Global energy costs have also increased significantly following the invasion of Ukraine by Russia in February 2022. Country-specific political and economic factors in Argentina have also resulted in a hyperinflationary environment in that country. The Company has been impacted by these inflationary pressures in the form of higher costs for key inputs required for its operations, most notably higher energy costs. The Company has made assumptions around the expected costs of these key inputs, and Barrick’s actual costs in an inflationary environment may differ materially from those assumptions. These inflationary impacts may be felt directly through purchases of diesel and natural gas, as well as through higher transportation costs, and indirectly through higher costs of products which rely on energy as an input cost. In particular, costs incurred at Barrick’s Veladero mine and projects in Argentina are at higher risk for inflationary pressures due to country-specific political and economic factors. See “Metal price volatility”, “Projects”, “Price volatility and availability of other commodities”, “Production and cost estimates” and “Availability and increased cost of critical parts, equipment and skilled labor”.

Liquidity and level of indebtedness

As of December 31, 2023, Barrick had cash and cash equivalents of approximately $4.1 billion and capital leases and total debt of approximately $4.7 billion. Although Barrick has been successful in repaying debt in the past and issuing new debt securities in capital markets transactions, there can be no assurance that it can continue to do so. In addition, Barrick may assume additional debt in future periods or reduce its holdings of cash and cash equivalents in connection with funding future acquisitions, existing operations, capital expenditures, dividends or in pursuing other business opportunities. Barrick’s level of indebtedness could have important consequences for its operations, including:

•

Barrick may need to use a large portion of its cash flow to repay principal and pay interest on its debt, which will reduce the amount of funds available to finance its operations and other business activities; and

•	Barrick’s debt level may limit its ability to pursue other business opportunities, borrow money for operations or capital expenditures in the future or implement its business strategy.

As of December 31, 2023, Barrick had approximately $nil in debt maturing by the end of 2024. This amount excludes $11 million in capital lease payments expected in 2024. Currently, the Company’s undrawn $3.0 billion revolving credit facility terminates in May 2028.

In addition to future cash flow from operations, potential divestment and the creation of new joint ventures and partnerships, Barrick’s potential other sources of liquidity for the payment of its expenses and principal and interest payable on its debt in 2024 include issuing additional equity or unsecured debt and borrowing under the Company’s $3.0 billion revolving credit facility (subject to compliance with covenants and the making of certain representations and warranties). The key financial covenant in Barrick’s $3.0 billion revolving credit facility, requires Barrick to maintain a net debt to total capitalization ratio that does not exceed 0.60:1 (as of December 31, 2023, this ratio was approximately 0.02:1). Barrick’s ability to reduce its indebtedness and meet its payment obligations will depend on its future financial performance, which will be impacted by financial, business, economic and other factors. Barrick will not be able to control many of these factors, such as economic conditions in the markets in which it operates. Barrick cannot be certain that its existing capital resources and future cash flow from operations will be sufficient to allow it to pay principal and interest on Barrick’s debt and meet its other obligations. If these amounts are insufficient or if there is a contravention of its debt covenants, Barrick may be required to refinance all or part of its existing debt, sell assets, borrow more money or issue additional equity. The ability of Barrick to access the bank, public debt or equity capital markets on an efficient basis may be constrained by a dislocation in the credit markets and/or capital and/or liquidity constraints in the banking, debt and/or equity markets at the time of issuance. See “Global financial conditions”. If Barrick is unable to maintain its indebtedness and financial ratios at levels acceptable to its credit rating agencies, or should Barrick’s business prospects deteriorate, the ratings currently assigned to Barrick by Moody’s Investor Services, Standard & Poor’s Ratings Services or DBRS Morningstar could be downgraded, which could adversely affect the value of Barrick’s outstanding securities and existing debt and its ability to obtain new financing on favorable terms, and increase Barrick’s borrowing costs.

Barrick is also exposed to liquidity and various counterparty risks including, but not limited to: (i) Barrick’s lenders and other banking counterparties; (ii) Barrick’s insurance providers; (iii) financial institutions that hold Barrick’s cash; (iv) companies that have payables to Barrick, including concentrate customers; and (v) companies that have received deposits from Barrick for the future delivery of equipment.

Market price of Barrick’s shares

Securities of mining companies have experienced volatility in the past, at times unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and internationally, currency fluctuations and market perceptions of the attractiveness of particular industries. The price of Barrick’s common shares is also likely to be affected by short-term changes in gold and copper prices. As a result of these changes, the market price of Barrick’s common shares at any given point in time may not accurately reflect Barrick’s long-term value. Securities class action litigation is also prevalent and is often brought against companies following periods of volatility in the market price of their securities. In addition to current ongoing litigation, such as the securities class actions related to Barrick’s Pascua-Lama project (see “Legal Matters - Legal Proceedings - Proposed Canadian Securities Class Actions (Pascua-Lama)”), Barrick may in the future be the target of similar litigation which could result in substantial defense costs and divert management’s attention and resources.

Exchange and capital controls

Several of the emerging market countries in which the Company operates or has interests have adopted measures to restrict the availability of the local currency, the conversion of local currency into hard currency or the repatriation of capital across borders. These measures are sometimes imposed by governments and/or central banks during times of local economic instability to prevent the removal of capital or the sudden devaluation of local currencies or to maintain in-country foreign currency reserves. In addition, many emerging markets require supplementary consents or reporting processes before local currency earnings can be converted into U.S. dollars or other currencies and/or such earnings can be repatriated or otherwise transferred outside of the operating jurisdiction. Furthermore, some jurisdictions regulate the amount or proportion of earnings that can be repatriated or otherwise transferred outside of the operating jurisdiction or that can be maintained by operating entities in off-shore bank accounts or in U.S. dollar or other currency accounts and require additional earnings to be held by banks located in the country of operation and/or in local currency.

These measures can have a number of negative effects on the Company’s operations. For example, exchange and capital controls reduce the quantum of immediately available capital that the Company could otherwise deploy for investment opportunities or the payment of expenses. As a result, the Company may be required to use other sources of funds for these objectives which may result in increased financing costs. In addition, measures that restrict the availability of the local currency or impose a requirement to operate in the local currency may create practical difficulties for the Company. For example, the cash and cash equivalents held at Kibali and Veladero are subject to various steps before they can be used to repay external debt, including shareholders loans.

Currency fluctuations

Currency fluctuations may affect the costs Barrick incurs at its operations and may also affect the value of Barrick’s assets and liabilities denominated in a foreign currency. As a result, currency fluctuations may affect Barrick’s operating results and cash flows. Gold and copper are each sold throughout the world based principally on the U.S. dollar price, but a portion of Barrick’s operating expenses are incurred in local currencies, such as the Australian dollar, Canadian dollar, Chilean peso, Argentine peso, Dominican peso, Peruvian sol, Pakistani rupee, Papua New Guinea kina, Tanzanian shilling, Zambian kwacha, West African CFA franc and the Congolese franc. Likewise, certain of Barrick’s assets and liabilities are denominated in these same local currencies, such as VAT receivable balances. Appreciation of certain non-U.S. dollar currencies against the U.S. dollar would increase the costs of production at Barrick’s mines, making such mines less profitable. Conversely, depreciation of these local currencies against the U.S. dollar would reduce the value of these local-currency denominated assets and liabilities in U.S. dollar terms. From time to time, Barrick enters into currency hedging contracts to mitigate the impact on operating costs of the appreciation of certain non-U.S. dollar currencies against the U.S. dollar. Barrick may incur an opportunity loss if the U.S. dollar appreciates in value relative to non-U.S. dollar currencies. As of December 31, 2023, Barrick had no foreign currency derivative contracts beyond spot requirements. There can be no assurance that Barrick will enter into foreign currency hedging activities in the future. See “Use of derivatives”.

Interest rates

A significant, prolonged decrease in interest rates could have a material adverse impact on the interest earned on Barrick’s cash balances ($4.1 billion at December 31, 2023). The Company’s interest rate exposure mainly relates to the mark-to-market value of derivative instruments, the carrying value of certain long lived assets and liabilities and to the interest payments on its variable-rate debt ($0.1 billion at December 31, 2023). There can be no assurance that Barrick will engage in any hedging activities in the future. See “Use of derivatives”.

Use of derivatives

From time to time, Barrick may use certain derivative products to manage the risks associated with gold, copper and silver price volatility, changes in other commodity input prices, interest rates, foreign currency exchange rates and energy prices. The use of derivative instruments involves certain inherent risks including: (i) credit risk – the risk that the creditworthiness of a counterparty may adversely affect its ability to perform its payment and other obligations under its agreement with Barrick or adversely affect the financial and other terms the counterparty is able to offer Barrick; (ii) market liquidity risk – the risk that Barrick has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position; and (iii) unrealized mark-to-market risk – the risk that, in respect of certain derivative products, an adverse change in market prices for commodities, currencies or interest rates will result in Barrick incurring an unrealized mark-to-market loss in respect of such derivative products. For a summary of the derivative instruments used in the Company’s currency, interest rate and commodity hedge programs, see Note 25 to the Consolidated Financial Statements. See also “Global financial conditions”.

Barrick’s management team may not be successful in implementing its business strategy

There can be no assurance that Barrick’s management team will be successful in implementing its strategy (including as set out in this Annual Information Form) or that past results will be reproduced going forward. The management team may experience difficulties in effecting key strategic goals such as the growth and investment in tier one assets, tier two assets and strategic assets, the sale of non-core assets or the development of exploration projects. The performance of Barrick’s operations could be adversely affected if Barrick’s management team cannot implement the stated business strategy effectively.

Acquisitions and integration

From time to time, Barrick examines opportunities to acquire additional mining assets and businesses. Any acquisition that Barrick may choose to complete may be of a significant size, may change the scale of Barrick’s business and operations, and may expose Barrick to new or greater geographic, political, operating, financial, legal and geological risks. Barrick’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition and integrate the acquired operations successfully with those of Barrick. Any acquisitions and any potential acquisitions would be accompanied by risks. For example, there may be a significant change in commodity prices after Barrick has committed to complete the transaction and established the purchase price or exchange ratio; a material ore body may prove to be below expectations; Barrick may have difficulty integrating and assimilating the operations and personnel of any acquired companies (which may be compounded by geographical separation, unanticipated costs, and the loss of key employees), realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; the integration of the acquired business or assets may divert the attention of management or disrupt Barrick’s ongoing business and its relationships with employees, customers, suppliers and contractors; and the acquired business or assets may have unknown liabilities which may be significant.

In the event that Barrick chooses to raise debt capital to finance any such acquisition, Barrick’s leverage will be increased. If Barrick chooses to use equity as consideration for any such acquisition, existing shareholders may suffer dilution. In addition, many companies in the mining industry have recently seen substantial downward pressure on their equity values after announcing significant acquisitions. There is a risk that if Barrick was to announce a significant acquisition, the value of Barrick’s common shares could decrease over the short-, medium- and/or long-term. Barrick cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favorable terms, or that any acquisitions or business arrangements completed will ultimately benefit Barrick’s business. There can be no assurance that Barrick would be successful in overcoming the risks noted above or any other problems encountered in connection with such acquisitions.

Divestitures

Barrick has recently sold or reduced its interest in certain assets. In connection with these dispositions, Barrick has given representations and warranties and indemnities customary for transactions of this type and may have also, in certain cases, agreed to retain responsibility for certain liabilities related to the period prior to the sale. As a result, Barrick may incur liability in the future associated with assets it no longer owns or in which it has a reduced interest.

Competition

Barrick competes with other mining companies and individuals for mining claims and leases on exploration properties, the acquisition of mining assets and access to water, power and other required infrastructure. This competition may increase Barrick’s cost of acquiring suitable claims, properties and assets, should they become available to Barrick. Barrick also competes with other mining companies to attract and retain key executives and employees. There can be no assurance that Barrick will continue to be able to compete successfully with its competitors in acquiring properties, assets or access to infrastructure or in attracting and retaining skilled and experienced employees.

Barrick depends on its key personnel

Barrick’s success depends significantly on the continued individual and collective contributions of its senior, regional and local management teams. The loss of the services of members of these management teams or the inability to hire and retain experienced replacement management personnel could have a material adverse effect on Barrick’s business, results of operations and financial condition. In addition, to implement and manage Barrick’s business and operating strategies effectively, Barrick must maintain a high level of efficiency and performance, continue to enhance its operational and management systems and continue to successfully attract, train, motivate and manage its employees. If Barrick is not successful in these efforts, this may have a material adverse effect on its business, results of operations and financial condition. Any departures of key personnel could also be viewed in a negative light by investors and research analysts, which could cause the price of Barrick’s shares to decline.

Employee relations

Barrick’s ability to achieve its future goals and objectives is dependent, in part, on maintaining good relations with its employees and minimizing employee turnover. Work stoppages or other industrial relations events at Barrick’s major capital projects could lead to project delays or increased costs. These risks are more acute in jurisdictions in which Barrick’s workforce is highly unionized, including in Africa and Latin America. For example in 2018, prior to the Merger, Randgold’s Tongon mine in Cote d’Ivoire experienced an illegal labor action that lasted 53 days. A prolonged labor disruption at any of Barrick’s material properties could have a material adverse impact on its operations as a whole.

Diseases and epidemics may adversely impact Barrick’s business

The Company faces risks related to diseases and epidemics, which could significantly disrupt operations and may materially and adversely affect its operations and financial results. For example, in March 2020, a novel strain of coronavirus known as Covid-19 was declared a worldwide pandemic by the World Health Organization. The Covid-19 global health pandemic significantly impacted the global economy and commodity and financial markets. While Barrick’s operations were not significantly impacted by Covid-19, the full extent and impact of the Covid-19 pandemic is unknown and has included extreme volatility in financial markets and commodity prices, a slowdown in economic activity, and raised the prospect of an extended global recession.

Efforts to slow the spread of any disease, epidemic or pandemic could severely impact the operation and development of Barrick’s mines and projects, including through the imposition of government-declared states of emergency and restrictive measures such as travel bans, quarantine and self-isolation. The timing and duration of such government measures when responding to pandemics, like Covid-19, is uncertain and may vary across the jurisdictions in which Barrick operates. If the operation or development of one or more Barrick mines is disrupted or suspended in the future as a result of these or other similar measures, it may have a material adverse impact on Barrick’s profitability, results of operations, financial condition and stock price.

In addition, to the extent that any disease, epidemic or pandemic adversely affects Barrick’s business and financial results, it may also have the effect of heightening many of the other risks described in this Annual Information Form. For example, the Chinese market is a significant source of global demand for commodities, including copper. A sustained slowdown in China’s growth or demand, or a significant slowdown in other markets, could have an adverse effect on the price and/or demand for copper produced at Barrick’s mines. Efforts to contain diseases like Covid-19 may have a significant effect on Chinese commodity prices and demand, and potentially broader impacts on the Company’s supply chain or the global economy, which could have a material adverse effect on Barrick’s cash flows, earnings, results of operations and financial position. For example, the plant expansion and mine life extension project at Pueblo Viejo has experienced logistical challenges and related delays primarily due to the impact of Covid-19 on the global supply chain.

Finally, the actual and threatened spread of any disease globally, including business and social disruptions, could adversely affect global economies and financial markets resulting in a prolonged economic downturn and volatility in the value of Barrick’s stock price. The extent to which any disease, epidemic or pandemic impacts business activity or financial results, and the duration of any such negative impact, will depend on future developments, which are highly uncertain and cannot be predicted by Barrick, including new information which may emerge concerning such disease, epidemic or pandemic, the possibility of a recurrence or waves of outbreaks, or any existing or future variants of any disease, and the actions required to contain or treat its impact, among others.

Internal control environment

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Disclosure controls and procedures are designed to ensure that information required to be disclosed by a company in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to a company’s management, including its President and Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Barrick has invested resources to document and analyze its system of disclosure controls and its internal control over financial reporting. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. See “Internal Control Over Financial Reporting and Disclosure Controls and Procedures”.

Ability to support the carrying value of goodwill and non-current assets

As of December 31, 2023, the carrying value of Barrick’s goodwill was approximately $3.6 billion or 8% of Barrick’s total assets. Goodwill is allocated to each cash generating unit (“CGU”), where CGUs generally represent individual mineral properties. Goodwill is tested annually for impairment in the fourth quarter. In addition, at each reporting period, Barrick assesses whether there is an indication that goodwill is impaired and, if there is such an indication, Barrick tests for goodwill impairment at that time. The test for goodwill impairment involves a comparison of the recoverable amount of an operating segment to its carrying value. A goodwill impairment charge is recognized for any excess of the carrying amount of the operating segment over its recoverable amount.

Non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount of these assets may not be recoverable. The impairment test is carried out using the same approach that is used for goodwill.

For example, for the year ended December 31, 2022, Barrick recognized a long-lived asset impairment at Long Canyon, and for the year ended December 31, 2022, Barrick recognized an impairment reversal at Reko Diq resulting from the successful reconstitution of the project. The assessment for goodwill and non-current asset impairment is subjective and requires management to make estimates and assumptions for a number of factors that market participants would make about the recoverable amount of the CGU, including estimates of production levels, operating costs and capital expenditures and permitting assumptions reflected in Barrick’s life of mine plans, as well as economic factors beyond management’s control, such as gold and copper prices, discount rates and observable net asset value multiples. Should management’s estimate of the future not reflect actual events, further goodwill or non-current asset impairment charges may materialize and the timing and amount of such impairment charges are difficult to predict.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Reference is made to the Management’s Discussion and Analysis of Financial and Operating Results of the Company (IFRS) for the year ended December 31, 2023, which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov as an exhibit to Barrick’s Form 40-F.

CONSOLIDATED FINANCIAL STATEMENTS

Reference is made to the Company’s Consolidated Financial Statements as at and for the year ended December 31, 2023 (IFRS), which are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov as an exhibit to Barrick’s Form 40-F.

CAPITAL STRUCTURE

Set forth below is a description of Barrick’s share capital. The following statements are brief summaries of, and are subject to the provisions of, the notice of articles and articles of Barrick and the relevant provisions of the BCBCA.

General

Barrick’s authorized share capital consists of an unlimited number of common shares.

Common Shares

The holders of Barrick common shares are entitled to one vote for each share on all matters submitted to a vote of shareholders and do not have cumulative voting rights. The holders of Barrick common shares are entitled to receive dividends if, as and when declared by the Board of Directors of Barrick in respect of the Barrick common shares. The holders of Barrick common shares are entitled to share rateably in any distribution of the assets of Barrick upon liquidation, dissolution or winding-up, after satisfaction of all debts and other liabilities. As of March 11, 2024, there were 1,755,569,554 Barrick common shares issued and outstanding.

The rights, preferences and privileges of holders of Barrick common shares are subject to the rights of the holders of shares of any class ranking senior to the Barrick common shares that Barrick may issue in the future.

There are no limitations contained in the notice of articles or articles of Barrick or in the BCBCA on the ability of a person who is not a Canadian resident to hold Barrick common shares or exercise the voting rights associated with Barrick common shares. The Barrick common shares are not subject to any exchange, conversion, exercise, redemption, retraction, surrender or similar rights or restrictions.

RATINGS

The following table sets out the ratings of Barrick’s corporate debt by the rating agencies indicated as at the dates set out below:

Rating Agency
	Moody’s Investors Service	Standard & Poor’s Ratings Services	DBRS Morningstar

Senior Unsecured Debt	A3	BBB+	BBB

The Moody’s credit rating is current to December 13, 2023, the S&P credit rating is current to October 13, 2023 and the DBRS Morningstar credit rating is current to March 1, 2024.

Moody’s Investors Service (“Moody’s”) credit ratings for long-term debt are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. According to Moody’s, a rating of Baa is the fourth highest and a rating of A is the third highest of nine major categories. Moody’s appends numerical modifiers 1, 2 and 3 to each generic rating classification from Aa through Caa in its corporate bond rating system. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and

the modifier 3 indicates a ranking in the lower end of that generic rating category. A Moody’s rating outlook is an opinion regarding the likely rating direction over the medium-term. Ratings outlooks fall into four categories: positive, negative, stable, and developing. A stable outlook indicates a low likelihood of a rating change over the medium term. A negative, positive or developing outlook indicates a higher likelihood of a rating change over the medium term. The time between the assignment of a new rating outlook and a subsequent rating action has historically varied widely. On average, the next rating action has followed within about a year. The next rating action subsequent to the assignment of a negative rating outlook has historically been a downgrade or review for possible downgrade. On March 1, 2018, Moody’s upgraded the rating on Barrick’s senior unsecured debt to Baa2 with a stable outlook. On October 29, 2020, Moody’s upgraded the rating on Barrick’s senior unsecured debt to Baa1 with a stable outlook, noting Barrick’s track record of low leverage and strong cash flow generation. On December 14, 2022, Moody’s upgraded the rating on Barrick’s senior unsecured debt to A3 with a stable outlook, noting that the Barrick’s liquidity is excellent, which provides significant flexibility to maneuver through gold price volatility. On December 13, 2023, Moody’s confirmed its rating of Barrick at A3 with a stable outlook. According to the Moody’s rating system, long-term obligations rated A are considered upper-medium grade and are subject to low credit risk.

Standard & Poor’s Ratings Services (“S&P”) credit ratings for long-term debt are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. The BBB rating is the fourth highest of ten major categories. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories. If S&P anticipates that a credit rating may change in the next six to 24 months, it may issue an updated ratings outlook indicating whether the possible change is likely to be “positive”, “negative”, “stable” or “developing”. However, a rating outlook does not mean that a rating change is inevitable. On March 22, 2018, S&P upgraded the rating on Barrick’s senior unsecured debt to BBB with a stable outlook. On June 11, 2020, S&P affirmed the Company’s BBB rating and raised its outlook to positive from stable, noting that Barrick had materially strengthened its balance sheet over the past year and had current and prospective credit ratios that were strong for the rating. On March 29, 2022, S&P upgraded the rating on Barrick’s senior unsecured debt to BBB+ with a stable outlook, noting that the upgrade reflected Barrick’s significant financial flexibility, their favorable view of Barrick’s operating efficiency and breadth, and their expectation that the Company’s credit profile should remain highly resilient in the event of lower gold prices. On October 13, 2023, S&P confirmed its rating of Barrick at BBB+ with a stable outlook.

DBRS Morningstar uses a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated, and, with the exception of the AAA and D categories, also contains the subcategories “high” and “low”. The absence of either a “high” or “low” designation indicates the rating is in the “middle” of the category. On June 9, 2020, DBRS Morningstar upgraded its rating of Barrick to BBB from BBB (low) and changed the trend to stable from positive, noting that Barrick’s credit metrics were robust for the rating. On each of June 9, 2022, March 3, 2023 and March 1, 2024, DBRS Morningstar confirmed its rating of Barrick at BBB with a stable trend. According to DBRS Morningstar, a rating of BBB is in the fourth highest of ten major categories and is of adequate credit quality. The capacity for the payment of financial obligations is considered acceptable. Entities in this category are considered to be vulnerable to future events, but qualifying negative factors are considered manageable.

Barrick understands that the ratings are based on, among other things, information furnished to the above ratings agencies by Barrick and information obtained by the ratings agencies from publicly available sources. The credit ratings given to Barrick’s debt instruments by the rating agencies are not recommendations to buy, hold or sell such debt instruments since such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant. Credit ratings are intended to provide investors with: (i) an independent measure of the credit quality of an issue of securities; (ii) an indication of the likelihood of repayment for an issue of securities; and (iii) an indication of the capacity and willingness of the issuer to meet its financial obligations in accordance with the terms of those securities. Credit ratings accorded to Barrick’s debt instruments may not reflect the potential impact of all risks on the value of such instruments, including risks related to market or other factors discussed in this Annual Information Form (see also “Risk Factors”).

Barrick has paid each of Moody’s and S&P its customary fees in connection with the provision of the above credit ratings. The Company has not made any payments to DBRS Morningstar and no payments have been made to Moody’s and S&P unrelated to the provision of their rating services for the last two years.

MARKET FOR SECURITIES

Barrick’s common shares are listed and posted for trading on the Toronto Stock Exchange under the symbol ABX and the New York Stock Exchange under the symbol GOLD. The following table outlines the closing share price trading range and volume of shares traded by month in 2023, and for the period from January 1, 2024 to March 11, 2024, based on trading information published by each exchange.

	Toronto Stock Exchange			New York Stock Exchange

	Share Price Trading Range		Share Volume	Share Price Trading Range		Share Volume
	High	Low		High	Low
2023	(C$ per share)		(millions)	($ per share)		(millions)

January	25.57	23.85	106	19.83	17.45	374

February	26.79	21.52	122	20.19	15.80	346

March	25.73	21.43	162	18.75	15.48	464

April	27.05	24.87	72	20.28	18.48	309

May	28.19	22.57	71	20.75	16.59	322

June	23.57	20.94	76	17.54	15.86	309

July	23.62	21.58	52	17.90	16.17	256

August	22.74	20.96	58	17.10	15.47	306

September	22.65	19.51	62	16.81	14.40	273

October	23.46	19.04	61	17.14	13.82	422

November	23.89	20.78	61	17.61	15.01	340

December	24.54	22.07	68	18.55	16.26	321
2024

January	24.28	20.62	60	18.23	15.33	391

February	21.49	18.65	66	16.05	13.76	411

March 1 to 11	21.65	19.81	27	16.10	14.56	189

MATERIAL CONTRACTS

Set out below is a description of Barrick’s material contracts as at December 31, 2023.

On March 6, 2003, Placer Dome entered into an Indenture (the “2003 Indenture”) with Deutsche Bank Trust Company Americas in connection with the issuance of senior debt securities.

On March 6, 2003, Placer Dome entered into a First Supplemental Indenture with Deutsche Bank Trust Company Americas in connection with the issuance and sale by Placer Dome of $200 million principal amount of 6.375% debentures on March 6, 2003. This First Supplemental Indenture, together with the original 2003 Indenture, sets out the terms and conditions pertaining to the $200 million principal amount 6.375% debentures.

On October 10, 2003, Placer Dome entered into a Second Supplemental Indenture with Deutsche Bank Trust Company Americas in connection with the issuance and sale by Placer Dome of $300 million principal amount of 6.45% debentures on October 10, 2003. This Second Supplemental Indenture, together with the original 2003 Indenture, sets out the terms and conditions pertaining to the $300 million principal amount 6.45% debentures.

On November 12, 2004, Barrick entered into an Indenture with BGI, Barrick Gold Finance Company and JPMorgan Chase Bank (the “2004 Indenture”). Pursuant to the 2004 Indenture, (a) Barrick issued $200 million principal amount of 5.80% notes due 2034 (the “Barrick 2034 Notes”), (b) Barrick Gold Finance Company issued $200 million principal amount of 5.80% notes due 2034 (the “BGFC 2034 Notes”), and (c) Barrick Gold Finance Company issued $350 million principal amount of 4.875% notes due 2014 (the “BGFC 2014 Notes”), all on November 12, 2004. On December 16, 2013, the entire balance of the BGFC 2014 Notes was repaid in full. The 2004 Indenture sets out the terms and conditions pertaining to the Barrick 2034 Notes and the BGFC 2034 Notes. The BGFC 2034 Notes are unconditionally guaranteed by Barrick.

On October 12, 2006, Barrick International (Barbados) Corp., formerly Barrick International Bank Corp. (“BIBC”), issued an aggregate of $1 billion of notes (the “BIBC Notes”) comprised of $400 million of 5.75% notes due 2016 and $600 million of 6.35% notes due 2036 pursuant to an Indenture dated as of the same date among BIBC, as issuer, Barrick (HMC) Mining Company (“Barrick (HMC)”), as initial joint obligor, Barrick, as parent guarantor, and The Bank of New York, as trustee (the “2006 Indenture”). The 2006 Indenture sets out the terms and conditions pertaining to the BIBC Notes, which include an unconditional guarantee by Barrick.

On the same date, and as part of the same transaction, ABX Financing Company (“ABXFC”), a company incorporated for the purpose of acquiring the BIBC Notes, issued an aggregate of $1 billion of notes (the “ABXFC Notes”) comprised of $400 million of 5.75% notes due 2016 and $600 million of 6.35% notes due 2036 pursuant to an Indenture dated as of the same date among ABXFC, as issuer, BIBC, Barrick (HMC) and Barrick, as guarantors, and The Bank of New York, as trustee (the “ABXFC Indenture”). On October 15, 2015, the outstanding principal amount of the 5.75% notes due 2016 was repaid in full. The ABXFC Indenture sets out the terms and conditions pertaining to the ABXFC Notes, which include an unconditional guarantee by Barrick, BIBC and Barrick (HMC).

On September 11, 2008, Barrick entered into an Indenture with Barrick Gold Financeco LLC, Barrick North America Finance LLC and The Bank of New York Mellon (“2008 Indenture”). Pursuant to the 2008 Indenture, (i) Barrick Gold Financeco LLC issued $500 million principal amount 6.125% notes due 2013 (the “BGFC 2013 Notes”), and (ii) Barrick North America Finance LLC issued $500 million principal amount 6.80% notes due 2018 (the “BNAF 2018 Notes”) and $250 million principal amount 7.50% notes due 2038 (the “BNAF 2038 Notes”), all on September 11, 2008. On March 19, 2009, Barrick issued an aggregate of $750 million principal amount 6.95% notes due 2019 (the “BGC 2019 Notes”) pursuant to the 2008 Indenture. During 2013, upon maturity, the outstanding principal amount of the BGFC 2013 Notes was repaid in full. On October 28, 2015, pursuant to a cash tender offer, $275 million of the principal amount of the BGC 2019 Notes was repaid. On March 21, 2016, pursuant to a cash tender offer, approximately $227 million of the principal amount of the BNAF 2018 Notes and approximately $196 million of the principal amount of the BGC 2019 Notes was repaid. On September 26, 2016, the outstanding principal amount of the BNAF 2018 Notes was repaid in full. On June 20, 2017, the outstanding principal amount of the BGC 2019 Notes was repaid in full. The 2008 Indenture sets out the terms and conditions pertaining to the BNAF 2038 Notes. The BNAF 2038 Notes are unconditionally guaranteed by Barrick.

On October 16, 2009, Barrick entered into an Indenture with Barrick (PD) Australia Finance Pty Ltd. and the Bank of New York Mellon (the “2009 Indenture”). Pursuant to the 2009 Indenture, Barrick (PD) Australia Finance Pty Ltd. issued $400 million principal amount 4.950% notes due 2020 (the “BPDAF 2020 Notes”) and $850 million principal amount 5.950% notes due 2039 (the “BPDAF 2039 Notes”), all on October 16, 2009. On March 21, 2016, pursuant to a cash tender offer, approximately $152 million of the principal amount of the BPDAF 2020 Notes was repaid. On July 15, 2019, the outstanding principal amount of approximately $248 million of the BPDAF 2020 Notes was repaid in full. The 2009 Indenture sets out the terms and conditions pertaining to the BPDAF 2039 Notes. The BPDAF 2039 Notes are unconditionally guaranteed by Barrick. In 2023, approximately $43 million of the principal amount of the BPDAF 2039 Notes was repaid pursuant to open market repurchases.

On June 1, 2011, Barrick entered into an Indenture with Barrick North America Finance LLC (“BNAF”), Citibank N.A. and Wilmington Trust Company (the “2011 Indenture”). Pursuant to the 2011 Indenture, Barrick and BNAF issued an aggregate of $4.0 billion in debt securities comprised of: $700 million of 1.75% notes due 2014 (the “Barrick 2014 Notes”) and $1.1 billion of 2.90% notes due 2016 (the “Barrick 2016 Notes”), each issued by Barrick, as well as $1.35 billion of 4.40% notes due 2021 (the “BNAF 2021 Notes”) and $850 million of 5.70% notes due 2041 (the “BNAF 2041 Notes”), each issued by BNAF. On December 16, 2013, the outstanding principal amount of the Barrick 2014 Notes was repaid in full. On September 9, 2015, the outstanding principal amount of the Barrick 2016 Notes was repaid in full. In 2016, approximately $721 million of the principal amount of the BNAF 2021 Notes was repaid pursuant to cash tender offers. On July 17, 2018, the outstanding principal amount of approximately $629 million of BNAF 2021 Notes was repaid in full. The BNAF 2041 Notes are unconditionally guaranteed by Barrick.

On April 3, 2012, Barrick issued an aggregate of $2 billion in debt securities pursuant to the 2011 Indenture, comprised of $1.25 billion of 3.85% notes due 2022 (the “BGC 2022 Notes”) and $750 million of 5.25% notes due 2042. In 2015, approximately $913 million of the principal amount of the 3.85% notes due 2022 was repaid pursuant to cash tender offers. On January 31, 2020, the outstanding principal amount of approximately $337 million of BGC 2022 Notes was repaid in full. In 2022, approximately $375 million of the principal amount of the 5.25% notes due 2042 was repaid pursuant to open market repurchases and cash tender offers.

On May 2, 2013, Barrick and BNAF issued an aggregate of $3 billion in debt securities pursuant to the 2011 Indenture, comprised of $650 million of 2.50% notes due 2018 and $1.5 billion of 4.10% notes due 2023 issued by Barrick as well as $850 million of 5.75% notes due 2043 issued by BNAF (collectively, the “BNAF Notes”). The BNAF Notes are unconditionally guaranteed by Barrick. On December 3, 2013, pursuant to a cash tender offer, approximately $398 million of the principal amount of the 2.50% notes due 2018 was repaid. In 2015, approximately $129 million of the principal amount of the 2.50% notes due 2018 and approximately $769 million of the principal amount of the 4.10% notes due 2023 was repaid pursuant to cash tender offers. On March 21, 2016, pursuant to a cash tender offer, approximately $18 million of the principal amount of the 2.50% notes due 2018 was repaid. On June 24, 2016, the outstanding principal amount of the 2.50% notes due 2018 was repaid in full. On September 21, 2017, the outstanding principal amount of the 4.10% notes due 2023 was repaid in full.

On July 1, 2019, Barrick and Newmont, among others, entered into an amended and restated limited liability company agreement which sets out the rights and obligations between them in respect of Nevada Gold Mines (the “JV Agreement”). Pursuant to the JV Agreement, the management and control of Nevada Gold Mines is vested in its board of managers, which currently consists of five members (and five alternates), three of which were appointed by Barrick and two of which were appointed by Newmont. The JV Agreement also establishes advisory committees, including a technical committee, finance committee and exploration committee, with equal representation from Barrick and Newmont. Pursuant to the JV Agreement, Barrick was appointed as the initial operator with overall management responsibility, subject to the supervision and direction of the Board.

TRANSFER AGENTS AND REGISTRARS

Barrick’s transfer agent and registrar for its common shares is TSX Trust Company in Canada at its principal office in Toronto, Ontario and Equiniti Trust Company, LLC in the United States at its principal office in Brooklyn, New York.

DIVIDEND POLICY

In 2021, Barrick maintained a quarterly dividend of $0.09 per share in respect of the first, second, and third quarters of the year (paid in mid-June, mid-September and mid-December, respectively). On February 16, 2022, the Board of Directors increased the quarterly dividend by 11% from $0.09 to $0.10 per share in respect of the fourth quarter of 2021 (paid mid-March 2022), for a total annualized dividend of $0.37 per share in respect of 2021.

At its February 15, 2022 meeting, the Board of Directors approved a performance dividend policy that enhances the return to shareholders when the Company’s liquidity is strong. In addition to Barrick’s base dividend, the amount of the performance dividend on a quarterly basis is based on the amount of cash, net of debt, on Barrick’s consolidated balance sheet at the end of each quarter in accordance with the table below.

Performance Dividend Level	Threshold Level	Quarterly Base Dividend	Quarterly Performance Dividend	Quarterly Total Dividend

Level I	Net cash <$0	$0.10 per share	$0.00 per share	$0.10 per share

Level II	Net cash >$0 and <$0.5B	$0.10 per share	$0.05 per share	$0.15 per share

Level III	Net cash >$0.5B and <$1B	$0.10 per share	$0.10 per share	$0.20 per share

Level IV	Net cash >$1B	$0.10 per share	$0.15 per share	$0.25 per share

In 2022, Barrick paid a quarterly dividend of $0.20 per share, including a $0.10 per share performance dividend, in respect of the first and second quarters of 2022 (paid in mid-June and mid-September, respectively), $0.15 per share, including a $0.05 per share performance dividend, in respect of the third quarter of 2022 (paid in mid-December), and $0.10 per share in respect of the fourth quarter of 2022 (paid in mid-March 2023), for a total annualized dividend of $0.65 per share in respect of 2022.

In 2023, Barrick paid a quarterly dividend of $0.10 per share in respect of the first, second and third quarters of 2023 (paid in mid-June, mid-September and mid-December, respectively). On February 14, 2024, Barrick announced a quarterly dividend of $0.10 per share in respect of the fourth quarter of 2023, which will be paid on March 15, 2024, for a total annualized dividend of $0.40 per share in respect of 2023.

The declaration and payment of dividends is at the discretion of the Board of Directors, and will depend on the Company’s financial results, cash requirements, future prospects, the number of outstanding common shares and other factors deemed relevant by the Board.

RETURN OF CAPITAL

At the Annual and Special Meeting of shareholders held on May 4, 2021, shareholders approved a $750 million return of capital distribution. This distribution was derived from a portion of the proceeds from the divestiture of Kalgoorlie in November 2019 and from other recent dispositions made by Barrick and its affiliates in line with its strategy of focusing on its core assets. The total return of capital distribution was effected in three equal tranches of $250 million. The first tranche was paid on June 15, 2021, to shareholders of record at the close of business on May 28, 2021. The second tranche was paid on September 15, 2021, to shareholders of record at the close of business on August 31, 2021. The third tranche was paid on December 15, 2021, to shareholders of record at the close of business on November 30, 2021. This return of capital distribution demonstrated Barrick’s commitment to return surplus funds to shareholders as outlined in the strategy stated at the time of the Merger’s announcement in September 2018.

SHARE BUYBACK PROGRAM

At its February 15, 2022 meeting, the Board of Directors authorized the 2022 Repurchase Program, providing for the repurchase of up to $1.0 billion of the Company’s outstanding common shares over the subsequent 12 months. Barrick repurchased $424 million of shares in 2022 under the 2022 Repurchase Program. As a result, a total of $1.6 billion of cash was returned to shareholders through dividends and share buybacks during 2022, exceeding the record $1.4 billion of distributions made in 2021.

At its February 14, 2023 meeting, the Board of Directors terminated the 2022 Repurchase Program and authorized the 2023 Repurchase Program for the purchase of up to $1.0 billion of Barrick’s outstanding common shares over the next 12 months. Barrick did not purchase any shares under the 2023 Repurchase Program.

At its February 13, 2024 meeting, the Board of Directors authorized the 2024 Share Repurchase Program for the repurchase of up to $1 billion of Barrick’s outstanding common shares over the next 12 months. Barrick’s 2023 Repurchase Program was terminated in connection with the new program.

The actual number of common shares that may be purchased, if any, and the timing of any such purchases, will be determined by Barrick based on a number of factors, including the Company’s financial performance, the availability of cash flows, and the consideration of other uses of cash, including capital investment opportunities, returns to shareholders, and debt reduction. The 2024 Repurchase Program does not obligate the Company to acquire any particular number of common shares, and the 2024 Repurchase Program may be suspended or discontinued at any time at the Company’s discretion.

DIRECTORS AND OFFICERS OF THE COMPANY

As of March 11, 2024, directors and executive officers of Barrick as a group beneficially own, directly or indirectly, or exercise control or direction over 12,347,343 common shares representing approximately 0.70% of the outstanding common shares of Barrick.

Directors of the Company

The present term of each director will expire at the next annual meeting of shareholders or upon such director’s successor being elected or appointed. On December 29, 2023, Gustavo Cisneros, who had been a director since 2003, passed away. Mr. Cisneros made a substantial contribution to Barrick’s development and will be greatly missed.

The following eleven individuals are the directors of the Company as at March 11, 2024:

Name (age) and municipality of residence	Principal occupations during past 5 years
Mark Bristow (65) Beau Champ, Mauritius

Dr. Bristow was appointed President and Chief Executive Officer of Barrick effective January 1, 2019, following completion of the Merger. Previously, since its incorporation in 1995, Dr. Bristow was the Chief Executive Officer of Randgold following his pioneering exploration work in West Africa. He subsequently led Randgold’s growth through the discovery and development of high quality assets into a major international gold mining business. Dr. Bristow played a pivotal role in promoting the emergence of a sustainable mining industry in Africa, and has a proven track record of delivering significant shareholder value. During his career, Dr. Bristow has held board positions at a number of global gold mining companies. Dr. Bristow holds a Doctorate in Geology from the University of KwaZulu-Natal in South Africa.

Barrick Board Details:

•  Director since January 2019

Helen Cai (50) Hong Kong, China

Ms. Cai is a finance and investment professional with more than two decades of experience in capital markets and all aspects of corporate finance, from strategic planning to M&A transactions. Ms. Cai worked most recently as a managing director with China International Capital Corporation until the spring of 2021. Prior to this, she worked as an analyst with the Goldman Sachs Group covering American mining and technology sectors, and was highly ranked by the StarMine analyst ranking service. As a lead analyst at China International Capital Corporation, Ms. Cai was ranked as Best Analyst by Institutional Investor and Asia Money in their China Research Sector Polls for multiple years when covering Hong Kong and China listed companies. The landmark cross-border financing and M&A transactions she led subsequently as a senior investment banker also won various awards from Asia Money and The Asset. Ms. Cai is a Chartered Financial Analyst and Chartered Alternative Investment Analyst and was educated at Tsinghua University in China and the Massachusetts Institute of Technology in the United States, where she received two master’s degrees and multiple fellowship awards.

Barrick Board Details:

•  Director since November 2021

Christopher L. Coleman (55) London, United Kingdom

Mr. Coleman is the Group Head of Banking and a Global Partner at Rothschild & Co. He has more than 25 years’ experience in the financial services sector, including corporate and private client banking and project finance. Since March 2023, Mr. Coleman has served as the Chair of the board of Papa John’s International, Inc., which he joined as an independent director in 2012. From 2008 until the completion of the Merger, he served as a non-executive director of Randgold, including as non-executive Chairman of the board, Chairman of the governance and nominating committee, and member of the remuneration committee. Mr. Coleman has had a long-standing involvement in the mining sector globally. He is a chairman of Rothschild & Co. Bank International in the Channel Islands and serves on a number of other boards and committees of the Rothschild & Co. Group, which he joined in 1989. From 2001 to 2008, Mr. Coleman was a non-executive director of the Merchant Bank of Central Africa. Mr. Coleman holds an undergraduate degree from the London School of Economics.

Barrick Board Details:

•  Director since January 2019

Name (age) and municipality of residence	Principal occupations during past 5 years
Isela Costantini (52) Buenos Aires, Argentina

Ms. Costantini is the Chief Executive of Grupo Financiero GST, a privately held asset management company. She has over 25 years of experience in international business, including as President and Chief Executive Officer of Argentina’s national airline, Aerolíneas Argentina, and President and general director, Argentina, Paraguay and Uruguay, for General Motors. Ms. Costantini is also a past President of ADEFA, the Automotive Manufacturers’ Association in Argentina. She was included in the list of the 500 most influential leaders in Latin America by Bloomberg Línea and has been named by Fortune magazine as one of the 50 most powerful women in business outside the United States. She recently published Un Lider en Vos, a book about leadership, and sits on the boards of CIPPEC (Centro de Implementación de Políticas Públicas para la Equidad y el Crecimiento), a think tank in Argentina, and Food Bank Argentina. She holds a bachelor’s degree in social communications and advertising from the Pontificia Universidade Católica do Paraná in Brazil and an MBA in marketing and international business from the Quinlan School of Business at Loyola University in Chicago. Ms. Costantini is also a member of Barrick’s International Advisory Board.

Barrick Board Details:

•  Director since November 2022

J. Michael Evans (66) New York, New York USA

Mr. Evans is the President of Alibaba Group Holding Ltd. and a director of the company, a position he has held since August 2015. Prior to becoming President, Mr. Evans was an independent director and member of the audit committee of Alibaba Group Holding Ltd. with responsibility, among other things, for the oversight and evaluation of operating and financial risk and internal controls. He served as Vice Chairman of The Goldman Sachs Group, Inc. from February 2008 until his retirement in December 2013. Mr. Evans was Chairman of Goldman Sachs’ Asia operations from 2004 to 2013 and held various leadership positions within the firm’s securities business, including global head of equity capital markets. As the co-head of Goldman Sachs’ securities division for seven years, Mr. Evans was responsible, with the other division co-heads, among other things, for the continuous review of risk including operating and financial risk. He is a board member of City Harvest. He is also a trustee of the Asia Society and a member of the Advisory Council for the Bendheim Center for Finance at Princeton University. He was also a non-executive director of Farfetch Limited from December 2020 through November 2023. Mr. Evans holds an undergraduate degree from Princeton University. Mr. Evans won a gold medal for Canada at the 1984 summer Olympics in men’s eight rowing.

Barrick Board Details:

•  Director since July 2014

Brian L. Greenspun (77) Las Vegas, Nevada USA

Mr. Greenspun is the Publisher and Editor of the Las Vegas Sun. He is also Chairman and Chief Executive Officer of Greenspun Media Group. Mr. Greenspun has been appointed to two U.S. Presidential Commissions. In the early 1990s, he was appointed by President Bill Clinton to the White House Commission on Small Business. In December 2014, he was appointed by President Barack Obama to the Commission for the Preservation of America’s Heritage Abroad. He is a Trustee of The Brookings Institution, the University of Nevada Las Vegas Foundation, and the Simon Wiesenthal Museum of Tolerance. He is active in numerous civic and charitable organizations in the Las Vegas community. Mr. Greenspun holds a law degree and an undergraduate degree from Georgetown University.

Barrick Board Details:

•  Director since July 2014

Name (age) and municipality of residence	Principal occupations during past 5 years
J. Brett Harvey (73) Mesquite, Nevada USA

Mr. Harvey is Chairman of the board of Warrior Met Coal Inc., a leading producer and exporter of metallurgical coal for the global steel industry, a position he has held since January 1, 2023. Mr. Harvey was Chairman Emeritus of CONSOL Energy Inc., a coal, gas, and energy services company from May 2016 to May 2017. He was CONSOL Energy Inc.’s Chairman from January 2015 to May 2016, Executive Chairman from May 2014 to January 2015, Chairman and Chief Executive Officer from June 2010 to May 2014, and Chief Executive Officer from January 1998 to June 2010. From January 2009 to May 2014, he was also the Chairman and Chief Executive Officer of CNX Gas Corporation, a subsidiary of CONSOL Energy Inc. He began his business career in mining, joining the Kaiser Steel Company in 1979 at the Sunnyside Mine in Utah, and, in 1984, he was appointed as Vice President and General Manager of Kaiser Coal of New Mexico. Mr. Harvey also served as Vice President, Mining for PacifiCorp. In 2016, he received the Charles F. Rand Memorial Gold Medal, awarded by the Society for Mining, Metallurgy and Exploration for distinguished achievement in mining administration. Mr. Harvey is the former chair of the National Mining Association and of the Coal Industry Advisory Board to the International Energy Agency. He is a former member of the National Executive Board of the Boy Scouts of America and a past chairman of the Laurel Highlands Council of the Boy Scouts. Mr. Harvey holds an undergraduate degree in mining engineering from the University of Utah.

Barrick Board Details:

•  Director since December 2005

Anne N. Kabagambe (67) Washington, DC, USA

Ms. Kabagambe formerly served on the board of the World Bank Group where, between 2016 and 2020, she represented the interests of 22 Sub-Saharan African countries, including Tanzania and Zambia, two jurisdictions where Barrick has operations. While at the World Bank, Ms. Kabagambe co-chaired the World Bank Board’s Gender Working Group and was a strong advocate for the advancement of women and a champion of diversity and inclusion. She has 35 years of experience spanning a diverse range of senior leadership positions in international institutions, including as Chief of Staff for the African Development Bank (AfDB) and has also served on the boards of the Africa American Institute (AAI) and Junior Achievement (JA) Africa. Ms. Kabagambe holds an undergraduate degree from the University of California at San Diego (UCSD), master’s degrees in Public Policy from Columbia University’s School of International and Public Affairs and George Washington University, and has also obtained post-graduate diplomas from Harvard University’s Business School & John F. Kennedy School of Government as well as the Cranfield School of Management.

Barrick Board Details:

•  Director since November 2020

Andrew J. Quinn (70) Llanboidy, Carmarthenshire, United Kingdom

Mr. Quinn was head of Mining Investment Banking for Europe and Africa at Canadian Imperial Bank of Commerce for 15 years prior to his retirement in 2011. From 2011 until 2018 he served as a non-executive director of Randgold, including in the roles of Senior Independent Director, Chairman of the remuneration committee, and member of the audit committee. Since 2016, Mr. Quinn has served as a non-executive director of the London Bullion Market Association, the international trade association which oversees the over-the-counter trading market for gold and silver. He has over 40 years of experience in the mining industry, including positions at Anglo American, Greenbushes Tin, and The Mining Journal. Prior to joining Canadian Imperial Bank of Commerce in 1996, he worked for 12 years at James Capel & Co. Limited (later HSBC Investment Banking). Mr. Quinn holds an undergraduate degree in Mineral Exploitation (Mining Engineering) from Cardiff University.

Barrick Board Details:

•  Director since January 2019

Name (age) and municipality of residence	Principal occupations during past 5 years
Loreto Silva (59) Santiago, Chile

Ms. Silva is a partner at the Chilean law firm Bofill Escobar Silva Abogados. She has held important positions with a career spanning both the public and private sectors. Over the last two decades, she has led policies and debates on public-private partnerships for the advancement of Chile’s infrastructure and the enhancement of water utilities services. At the end of 2012, Ms. Silva was the first woman in Chile to be appointed as Minister of Public Works. During her tenure, she led pivotal infrastructural projects and, in collaboration with private and public entities, crafted a comprehensive strategy for the management of water resources. Beyond her governmental role, Ms. Silva served as the Chair of Chile’s Oil and Gas Company and contributed as a board member to several public listed companies. In December 2022, Ms. Silva became a director of ICAFAL, a privately held infrastructure company in Chile. Additionally, she has been a member of the most prestigious Arbitration Institution in Chile for nearly a decade and has been acknowledged with the esteemed “Chile’s 100 Leading Woman Leaders” award, a distinction she has received on four occasions.

Barrick Board Details:

•  Director since August 2019

John L. Thornton (70) Palm Beach, Florida USA

Mr. Thornton was appointed Chairman on February 13, 2024. From April 30, 2014 to February 12, 2024, Mr. Thornton was Executive Chairman of Barrick. From June 5, 2012 to April 29, 2014, Mr. Thornton was Co-Chairman of Barrick. He is also Non-Executive Chairman of PineBridge Investments, a global asset manager. He is a Professor of the Tsinghua University School of Economics and Management and serves as the Director of its Global Leadership Program. In addition, he is a member of the Advisory Boards of the Tsinghua Schools of Economics and Management and of Public Policy and Management. He is also Chairman Emeritus of the Brookings Institution in Washington, D.C. He retired in 2003 as President and a member of the board of The Goldman Sachs Group, Inc. Mr. Thornton is Co-Chair of the Asia Society, and is also a trustee, advisory board member or member of the China Investment Corporation (CIC), King Abdullah University of Science and Technology, McKinsey Advisory Council, Schwarzman Scholars, and the African Leadership Academy. He is also the former Vice Chairman of the Morehouse College Board of Trustees. Mr. Thornton holds an undergraduate degree from Harvard College, a degree in jurisprudence from Oxford University, and a Master’s degree from the Yale School of Management.

Barrick Board Details:

•  Chairman since 2024, Executive Chairman from 2014 to 2024 and Director since February 2012

Dr. Bristow was a director and executive officer of Rockwell Diamonds Inc. (“RDI”). As a result of provisional liquidation proceedings of its South African operating subsidiaries, RDI was unable to complete and file its audited financial statements for the year ended February 28, 2018, the corresponding management discussion and analysis and applicable certificates by the prescribed deadline due to funding constraints and uncertainty of the outcome of the provisional liquidation process of its subsidiaries in South Africa. As a result, the Ontario Securities Commission issued a cease trade order in respect of RDI dated July 5, 2018. The cease trade order was revoked by the Ontario Securities Commission effective December 23, 2020, following which the shares of RDI resumed trading on the JSE Limited under the symbol RDI. As a result of the completion of an amalgamation and going-private transaction on April 16, 2021, RDI’s shares were de-listed from the JSE Limited and the Ontario Securities Commission issued an order confirming that RDI had ceased to be a reporting issuer in Canada.

Dr. Bristow was also a director of Midway Resources International (“MRI”) and five of MRI’s wholly-owned subsidiaries, including Zarara Oil & Gas Ltd. (“Zarara”). MRI and its subsidiaries, including Zarara, are private companies. Zarara was placed into administration in November 2020 and MRI was placed into administration in March 2021. Following a restructuring process, the Grand Court of the Cayman Islands issued a final order completing the dissolution of MRI on October 26, 2022. The dissolution proceedings in respect of Zarara remain ongoing and the Supreme Court of Mauritius has issued an order extending the deadline for the completion of such proceedings to January 31, 2025.

Corporate Governance and Committees of the Board

Barrick’s current corporate governance policies and practices are consistent with the requirements of Canadian securities laws. Barrick’s policies and practices also take into account the rules of the Toronto Stock Exchange and the corporate governance standards adopted by the New York Stock Exchange (the “NYSE Standards”), even though the majority of the NYSE Standards do not directly apply to Barrick as a Canadian company. The one significant difference between Barrick’s corporate governance practices and the NYSE Standards which are applicable to U.S. companies is summarized below:

Section 303A.08 of the NYSE Standards requires shareholder approval of all “equity compensation plans” and material revisions. The definition of equity compensation plans under the NYSE Standards covers plans that provide for the delivery of newly issued securities, as well as plans that rely on securities reacquired on the market by the issuing company for the purpose of redistribution to employees and directors. In comparison, the Toronto Stock Exchange rules require shareholder approval of security-based compensation arrangements only in respect of arrangements which involve the delivery of newly issued securities or specified amendments thereto. Therefore, Barrick does not seek shareholder approval for equity compensation plans and amendments unless they involve newly issued securities or constitute specified amendments under the Toronto Stock Exchange rules.

ESG & Nominating Committee

The ESG & Nominating Committee is comprised of J. Brett Harvey (Acting Chair), Christopher L. Coleman, Brian L. Greenspun, Anne N. Kabagambe and Loreto Silva. The change to this Committee’s name was approved by the Board of Directors on February 15, 2022, to better reflect the critical role this Committee plays in overseeing Barrick’s sustainability performance.

Audit & Risk Committee

The Audit & Risk Committee is comprised of J. Brett Harvey (Chair), Helen Cai, J. Michael Evans, Anne N. Kabagambe and Andrew J. Quinn.

Compensation Committee

The Compensation Committee is comprised of Christopher L. Coleman (Chair), Helen Cai, Isela Costantini, Brian L. Greenspun and J. Brett Harvey.

International Advisory Board

The members of the Board of Directors that also sit on the International Advisory Board are John L. Thornton, Isela Costantini and Mark Bristow.

Executive Officers of the Company

In addition to Mark Bristow, as set out above, the following are the executive officers of the Company as at March 11, 2024.

Name (age) and municipality of residence	Office	Principal occupations during past 5 years
Poupak Bahamin (53) Bethesda, Maryland USA	General Counsel	General Counsel; prior to April 2022, Deputy General Counsel; prior to February 2020, partner at Norton Rose Fulbright

Grant Beringer (43) Johannesburg, Gauteng South Africa	Group Sustainability Executive	Group Sustainability Executive; prior to January 2019, Director of International Operations at Digby Wells Environmental

Sebastiaan Bock (45) Stellenbosch, Western Cape South Africa	Chief Operating Officer, Africa and Middle East

Chief Operating Officer, Africa and Middle East; prior to July 2022, Senior Vice President, Chief Financial Officer, Africa and Middle East; prior to January 2019, General Manager Finance at Randgold Resources Limited

Simon Bottoms (37) Southampton United Kingdom	Mineral Resource Management and Evaluation Executive

Mineral Resource Management and Evaluation Executive; prior to October 2022, Mineral Resource Manager, Africa and Middle East; prior to January 2019, Mineral Resource Manager at Randgold Resources Limited

Riaan Grobler (47) Stellenbosch, Western Cape South Africa	Commercial and Supply Chain Executive

Commercial and Supply Chain Executive; prior to April 2021, Group Commercial and Supply Chain General Manager; prior to January 2019, General Manager Commercial and Supply Chain at Randgold Resources Limited

Glenn Heard (52) Budapest Hungary	Mining Executive	Mining Executive; prior to April 2021, Senior Vice President, Mining; prior to January 2019, Group General Manager, Mining at Randgold Resources Limited

Mark Hill (59) Punta Cana, La Altagracia Dominican Republic	Chief Operating Officer, Latin America and Asia Pacific	Chief Operating Officer, Latin America and Asia Pacific; prior to May 2020, Chief Operating Officer, Latin America and Australia; prior to January 2019, Chief Investment Officer

Joel Holliday (50) Surrey United Kingdom	Executive Vice President, Exploration	Executive Vice President, Exploration; prior to November 2021, Senior Vice President of Global Exploration; prior to January 2019, Group Exploration Manager at Randgold Resources Limited

Christine Keener (48) Knoxville, Tennessee USA	Chief Operating Officer, North America

Chief Operating Officer, North America; prior to February 2022, Vice President Operations, Europe and North America at Alcoa Corporation; prior to May 2020, Vice President, Operations, Europe and Middle East at Alcoa Corporation; prior to November 2019, Vice President, Commercial and Strategy at Alcoa Corporation

Darian Rich (63) Henderson, Nevada USA	Human Resources Executive	Human Resources Executive; prior to January 2019, Executive Vice President, Talent Management

Name (age) and municipality of residence	Office	Principal occupations during past 5 years
Peter Richardson (53) Elko, Nevada USA	Executive Managing Director, Nevada Gold Mines

Executive Managing Director, Nevada Gold Mines; prior to November 2022, Executive Managing Director Designate, Nevada Gold Mines; prior to August 2022, Senior Vice President and Chief Operating Officer, Lundin Mining Corp.

Graham Shuttleworth (55) Grouville, Jersey Channel Islands	Senior Executive Vice President, Chief Financial Officer	Senior Executive Vice President, Chief Financial Officer; prior to January 2019, Chief Financial Officer at Randgold Resources Limited

John Steele (63) St Brelade, Jersey Channel Islands	Metallurgy, Engineering and Capital Projects Executive	Metallurgy, Engineering and Capital Projects Executive; prior to January 2019, Technical and Capital Projects Executive at Randgold Resources Limited

Kevin Thomson (67) Toronto, Ontario Canada	Senior Executive Vice President, Strategic Matters	Senior Executive Vice President, Strategic Matters

Lois Wark (69) Sandton, Johannesburg South Africa	Group Corporate Communications and Investor Relations Executive	Group Corporate Communications and Investor Relations Executive; prior to January 2019, Group General Manager Corporate Communications at Randgold Resources Limited

AUDIT & RISK COMMITTEE

Audit & Risk Committee Mandate

A copy of the Audit & Risk Committee’s mandate is attached hereto as Schedule “A”.

Composition of the Audit & Risk Committee

The Audit & Risk Committee is comprised entirely of independent directors (Messrs. Harvey (Chair), Evans and Quinn and Mses. Cai and Kabagambe). There were four meetings of the Audit & Risk Committee in 2023. All of the members of the Committee attended all of the meetings held in 2023.

Relevant Education and Experience

All of the members of the Audit & Risk Committee are financially literate and at least one member has accounting or related financial management expertise. Barrick’s Board of Directors has determined that Messrs. Harvey and Evans and Ms. Cai is each an “audit committee financial expert” as defined by SEC rules and is independent, as that term is defined by the New York Stock Exchange’s corporate governance standards applicable to Barrick.

The rules adopted by the SEC indicate that the designation of Messrs. Harvey and Evans and Ms. Cai as audit committee financial experts will not deem any of them to be an “expert” for any purpose or impose any duties, obligations or liability on them that are greater than those imposed on members of the Audit & Risk Committee and Barrick’s Board of Directors who do not carry this designation.

Set out below is a description of the education and experience of each Audit & Risk Committee member that is relevant to the performance of his or her responsibilities in that capacity. For more information about the members of Barrick’s Audit & Risk Committee, see “Directors and Officers of the Company – Directors of the Company”.

Helen Cai

Ms. Cai has been a member of the Board of Directors of Barrick since November 2021. Ms. Cai is a finance and investment professional with more than two decades of experience in capital markets and all aspects of corporate finance. She worked most recently as a managing director with China International Capital Corporation. Prior to this, she worked as an analyst with the Goldman Sachs Group covering mining and technology sectors. As a lead analyst at China International Capital Corporation, Ms. Cai covered Hong Kong and China listed companies, and subsequently led various private placement, IPO, cross-border financing and M&A transactions as a senior investment banker. Ms. Cai is a Chartered Financial Analyst and Chartered Alternative Investment Analyst and was educated at Tsinghua University and the Massachusetts Institute of Technology, with two master’s degrees.

J. Brett Harvey

Mr. Harvey has been a member of the Board of Directors of Barrick since December 2005. Mr. Harvey is a Chairman of the board of Warrior Met Coal Inc., a leading producer and exporter of metallurgical coal for the global steel industry, a position he has held since January 1, 2023. Mr. Harvey was Chairman Emeritus of CONSOL Energy Inc., a coal, gas, and energy services company from May 2016 to May 2017. He was CONSOL Energy Inc.’s Chairman from January 2015 to May 2016, Executive Chairman from May 2014 to January 2015, Chairman and Chief Executive Officer from June 2010 to May 2014, and Chief Executive Officer from January 1998 to June 2010. From January 2009 to May 2014, he was also the Chairman and Chief Executive Officer of CNX Gas Corporation, a subsidiary of CONSOL Energy Inc. Mr. Harvey brings extensive management experience to the Board of Directors as well as experience with internal controls and procedures for financial reporting. Mr. Harvey holds an undergraduate degree in mining engineering from the University of Utah.

J. Michael Evans

Mr. Evans has been a member of the Board of Directors of Barrick since July 2014. Mr. Evans is a Director and the President of Alibaba Group Holding Ltd., a position he has held since August 2015. He served as Vice Chairman of The Goldman Sachs Group, Inc. from February 2008 until his retirement in December 2013. Mr. Evans was Chairman of Goldman Sachs’ Asia operations from 2004 to 2013 and held various leadership positions within the firm’s securities business, including global head of equity capital markets. As the co-head of Goldman Sachs’ securities division for seven years, Mr. Evans was responsible, with the other division co-heads, among other things, for the continuous review of risk including operating and financial risk. Prior to becoming President of Alibaba Group Holding Ltd., Mr. Evans was an independent director and member of its audit committee from September 2014 to August 2015, with responsibility, among other things, for the oversight and evaluation of operating and financial risk and internal controls. Mr. Evans holds an undergraduate degree from Princeton University.

Anne N. Kabagambe

Ms. Kabagambe has been a member of the Board of Directors of Barrick since November 2020. She was formerly an Executive Director of the World Bank Group where, between 2016 and 2020, she represented the interests of 22 Sub-Saharan African countries, including Tanzania and Zambia, two jurisdictions where Barrick has operations. While at the World Bank, she served as a member of the Budget Committee, the Pension Benefits Administration Committee, and the Development Effectiveness Committee. Ms. Kabagambe has 35 years of experience spanning a diverse range of senior leadership positions in international institutions, including as Chief of Staff at the African Development Bank (AfDB). Ms. Kabagambe holds an undergraduate degree from the University of California at San Diego (UCSD), master’s degrees in Public Policy from Columbia University’s School of International and Public Affairs and George Washington University, and also obtained post-graduate diplomas from Harvard University’s John F. Kennedy School of Government and the Cranfield School of Management.

Andrew J. Quinn

Mr. Quinn has been a member of the Board of Directors of Barrick since January 2019. Mr. Quinn was head of Mining Investment Banking for Europe and Africa at Canadian Imperial Bank of Commerce for 15 years prior to his retirement in 2011. From 2011 until 2018 he served as non-executive director of Randgold, including the roles of Senior Independent Director, Chairman of the remuneration committee, and member of the audit committee. Since 2016, Mr. Quinn has served as a non-executive director of the London Bullion Market Association, the international trade association which oversees the over-the-counter trading market for gold and silver. He has over 40 years of experience in the mining industry, including positions at Anglo American, Greenbushes Tin, and The Mining Journal. Prior to joining Canadian Imperial Bank of Commerce in 1996, he worked for 12 years at James Capel & Co. Limited (later HSBC Investment Banking). Mr. Quinn holds an undergraduate degree in Mineral Exploitation (Mining Engineering) from Cardiff University.

Participation on Other Audit Committees

Members of the Audit & Risk Committee may not serve on more than two other public company audit committees without approval of the Board of Directors. No member of the Audit & Risk Committee currently serves on the audit committee of more than three publicly-traded companies, including Barrick.

Audit & Risk Committee Pre-Approval Policies and Procedures

Barrick’s Audit & Risk Committee has adopted a Policy on Pre-Approval of Audit, Audit-Related and Non-Audit Services (the “Pre-Approval Policy”) for the pre-approval of services performed by Barrick’s auditors. The objective of the Pre-Approval Policy is to specify the scope of services permitted to be performed by the Company’s auditor and to ensure that the independence of the Company’s auditor is not compromised through their engagement for other services. All services provided by the Company’s auditor are pre-approved by the Audit & Risk Committee as they arise or through an annual pre-approval of services and related fees for specific services. All services performed by Barrick’s auditor comply with the Pre-Approval Policy, and professional standards and securities regulations governing auditor independence.

External Auditor Service Fees

PricewaterhouseCoopers LLP are the auditors of Barrick’s Consolidated Financial Statements. The following PricewaterhouseCoopers LLP fees were incurred by Barrick in each of the years ended December 31, 2023 and 2022 for professional services rendered to Barrick:

Fees[1] (amount in millions)	2023	2022

Audit Fees[2]	$9.9	$9.7

Audit-related Fees[3]	$0.3	$0.2

Tax Fees[4]	$0.4	$0.6

All Other Fees	$0.0	$0.0

Total	$10.6	$10.5

1	The classification of fees is based on applicable Canadian securities laws and SEC definitions.
2

Audit fees include fees for services rendered by the external auditor in relation to the audit and review of Barrick’s financial statements (inclusive of disbursements billed in 2023 and 2022, respectively), the financial statements of its subsidiaries, and in connection with the Company’s statutory and regulatory filings.

3	In 2023 and 2022, audit-related fees primarily related to compliance with regulatory filing requirements in local markets and translation services.
4	Tax fees mainly related to tax compliance services and audit support for various jurisdictions.

In keeping with the Company’s commitment to maintain and observe market-leading corporate governance practices, Barrick commenced an external audit tender process in February 2023 pursuant to which it received and considered submissions from four leading audit services firms, including PricewaterhouseCoopers LLP. The tender process was conducted in accordance with the procedures approved by the Audit & Risk Committee, which also approved the criteria used to invite and evaluate audit services firms to participate in the tender process. The approved procedures were designed to facilitate a fair and efficient process and included, among other things, meetings with the Chair of the Audit & Risk Committee and select members of management with primary responsibility for engaging with Barrick’s auditor, site visits, written proposals, multiple in-person presentations and interviews, and access to a data room containing information relevant to the tender process. The evaluation criteria was chosen to ensure the selection of an audit services firm that is best suited to Barrick and its business across multiple dimensions, including independence assurance, audit approach, firm reputation and quality control, industry experience and expertise, global network, technological capabilities and information security, pricing and fee structure, and firm diversity.

Following a thorough review and evaluation of the audit services firms participating in the tender process against the criteria established by the Audit & Risk Committee, the Audit & Risk Committee identified two audit services firms, including PricewaterhouseCoopers LLP, with the best performance in the tender process. Following a focused comparison of these two firms and consideration of a number of different factors, the Audit & Risk Committee determined to recommend the reappointment of PricewaterhouseCoopers LLP as Barrick’s auditor. The Board of Directors determined that the reappointment of PricewaterhouseCoopers LLP as Barrick’s auditor was in the best interests of the Company and accepted the recommendation of the Audit & Risk Committee and approved the reappointment on November 1, 2023.

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. Internal control over financial reporting is a framework designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The Company’s internal control over financial reporting framework includes those policies and procedures that pertain to the preparation of financial information, including information contained in Barrick’s 2023 Annual Report and this Annual Information Form.

Disclosure controls and procedures form a broader framework designed to provide reasonable assurance that other financial and non-financial information disclosed publicly fairly presents in all material respects the financial condition, results of operations and cash flows of the Company for the periods presented in the MD&A and Barrick’s 2023 Annual Report. Barrick’s disclosure controls and procedures framework includes processes designed to ensure that material information relating to Barrick, and its consolidated subsidiaries, is made known to management, including Barrick’s President and Chief Executive Officer and Senior Executive Vice-President, Chief Financial Officer, by others within those entities to allow timely decisions regarding required disclosure. Disclosure controls and procedures apply to various disclosures, including reports filed with securities regulatory agencies.

Together, the internal control over financial reporting and disclosure controls and procedures frameworks provide internal control over financial reporting and disclosure. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial statement preparation and financial reporting. Accordingly, Barrick’s management, including Barrick’s President and Chief Executive Officer and Senior Executive Vice-President, Chief Financial Officer, does not expect that Barrick’s internal control over financial reporting and disclosure will prevent or detect all misstatements or fraud. Further, projections of any evaluation of the effectiveness of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.

The management of Barrick, at the direction of the Company’s President and Chief Executive Officer and Senior Executive Vice-President, Chief Financial Officer, have evaluated the effectiveness of the design and operation of the Company’s internal control over financial reporting (as defined in rules adopted by the SEC) and disclosure controls and procedures as at December 31, 2023, based on the framework and criteria established in Internal Control – Integrated Framework (2013) as issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on management’s evaluation, Barrick’s President and Chief Executive Officer and Chief Financial Officer concluded that the Company’s internal control over financial reporting and disclosure controls and procedures were effective as at December 31, 2023. Barrick will continue to monitor the effectiveness of its internal control over financial reporting and disclosure and may make modifications from time to time as considered necessary or desirable.

Barrick’s annual management report on internal control over financial reporting and the integrated audit report of Barrick’s auditors for the year ended December 31, 2023 are included in Barrick’s 2023 Annual Report and its 2023 Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities.

NON-GAAP FINANCIAL MEASURES

Total cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound

Total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce are non-GAAP financial measures which are calculated based on the definition published by the WGC (a market development organization for the gold industry comprised of and funded by gold mining companies from around the world, including Barrick). The WGC is not a regulatory organization. Management uses these measures to monitor the performance of Barrick’s gold mining operations and its ability to generate positive cash flow, both on an individual site basis and an overall company basis.

Total cash costs start with Barrick’s cost of sales related to gold production, and removes depreciation, the non-controlling interest of cost of sales and includes by-product credits. All-in sustaining costs start with total cash costs and includes minesite sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs and reclamation cost accretion and amortization. These additional costs reflect the expenditures made to maintain current production levels.

All-in costs starts with all-in sustaining costs and adds additional costs that reflect the varying costs of producing gold over the life-cycle of a mine, including project capital expenditures (capital spending at new projects and major, discrete projects at existing operations intended to increase net present value through higher production or longer mine life) and other non-sustaining costs (primarily non-sustaining leases, exploration and evaluation costs, community relations costs and general and administrative costs that are not associated with current operations). These definitions recognize that there are different costs associated with the life-cycle of a mine, and that it is therefore appropriate to distinguish between sustaining and non-sustaining costs.

Barrick believes that its use of total cash costs, all-in sustaining costs and all-in costs will assist analysts, investors and other stakeholders of Barrick in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing the Company’s operating performance and also the Company’s ability to generate free cash flow from current operations and to generate free cash flow on an overall company basis. Due to the capital-intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a significant timing difference between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine and therefore the Company believes these measures are useful non-GAAP operating metrics and supplement its IFRS disclosures. These measures are not representative of all of Barrick’s cash expenditures as they do not include income tax payments, interest costs or dividend payments. These measures do not include depreciation or amortization.

Total cash costs per ounce, all-in sustaining costs and all-in costs are intended to provide additional information only and do not have standardized definitions under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not equivalent to net income or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, other companies may calculate these measures differently.

In addition to presenting these metrics on a by-product basis, Barrick has calculated these metrics on a co-product basis. Barrick’s co-product metrics remove the impact of other metal sales that are produced as a by-product of its gold production from cost per ounce calculations but do not reflect a reduction in costs associated with other metal sales.

C1 cash costs per pound and all-in sustaining costs per pound are non-GAAP financial measures related to Barrick’s copper mine operations. Barrick believes that C1 cash costs per pound enables investors to better understand the performance of its copper operations in comparison to other copper producers who present results on a similar basis. C1 cash costs per pound excludes royalties and non-routine charges as they are not direct production costs. All-in sustaining costs per pound is similar to the gold all-in sustaining costs metric and management uses this to better evaluate the costs of copper production. Barrick believes that this measure enables investors to better understand the operating performance of its copper mines as this measure reflects all of the sustaining expenditures incurred in order to produce copper. All-in sustaining costs per pound includes C1 cash costs, sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs, royalties and production taxes, reclamation cost accretion and amortization and write-downs taken on inventory to net realizable value.

Further details including a detailed reconciliation of these non-GAAP financial measures to their most directly comparable GAAP measure are incorporated by reference and provided on pages 72-85 of the MD&A filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Realized Prices

Realized price is a non-GAAP financial measure which excludes from sales:

•	treatment and refining charges; and

•	cumulative catch-up adjustment to revenue relating to Barrick’s streaming arrangements.

Barrick believes this provides investors and analysts with a more accurate measure with which to compare to market gold prices and to assess the Company’s gold sales performance. For those reasons, management believes that this measure provides a more accurate reflection of the Company’s past performance and is a better indicator of its expected performance in future periods.

The realized price measure is intended to provide additional information, and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of sales as determined under IFRS. Other companies may calculate this measure differently.

Further details including a detailed reconciliation of this non-GAAP financial measure to its most directly comparable GAAP measure are incorporated by reference and provided on pages 87-88 of the MD&A filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Adjusted Net Earnings and Adjusted Net Earnings per Share

Adjusted net earnings is a non-GAAP financial measure which excludes the following from net earnings:

•	impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments;

•	acquisition/disposition gains/losses;

•	foreign currency translation gains/losses;

•	significant tax adjustments;

•	other items that are not indicative of the underlying operating performance of Barrick’s core mining business; and

•	tax effect and non-controlling interest of the above items.

Management uses this measure internally to evaluate the Company’s underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of the Company’s performance because impairment charges, acquisition/disposition gains/losses and significant tax adjustments do not reflect the underlying operating performance of its core mining business and are not necessarily indicative of future operating results. Furthermore, foreign currency translation gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented. The tax effect and non-controlling interest of the adjusting items are also excluded to reconcile the amounts to Barrick’s share on a post-tax basis, consistent with net earnings.

As noted, Barrick uses this measure for internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the types of items that the Company adjusts for. Consequently, the presentation of adjusted net earnings enables investors and analysts to better understand the underlying operating performance of Barrick’s core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of Barrick’s business segments and a review of the non-GAAP financial measures used by mining industry analysts and other mining companies.

Adjusted net earnings is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

Further details including a detailed reconciliation of this non-GAAP financial measure to its most directly comparable GAAP measure are incorporated by reference and provided on page 70 of the MD&A filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Capital Expenditures

Capital expenditures are classified into minesite sustaining capital expenditures or project capital expenditures depending on the nature of the expenditure. Minesite sustaining capital expenditures is the capital spending required to support current production levels. Project capital expenditures represent the capital spending at new projects and major, discrete projects at existing operations intended to increase net present value through higher production or longer mine life. Management believes this to be a useful indicator of the purpose of capital expenditures and this distinction is an input into the calculation of all-in sustaining costs per ounce and all-in costs per ounce.

Classifying capital expenditures is intended to provide additional information only and does not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these measures differently.

Further details including a detailed reconciliation of this non-GAAP financial measure to its most directly comparable GAAP measure are incorporated by reference and provided on page 71 of the MD&A filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

INTERESTS OF EXPERTS

The Company’s independent auditors are PricewaterhouseCoopers LLP, Chartered Professional Accountants, who have issued an independent auditor’s report dated February 13, 2024, in respect of the Company’s Consolidated Financial Statements as at December 31, 2023 and December 31, 2022 and for each of the years then ended and on the effectiveness of the Company’s internal control over financial reporting as at December 31, 2023. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Company within the meaning of the Chartered Professional Accountants of Ontario CPA Code of Professional Conduct and the rules of the U.S. Securities and Exchange Commission.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans will be contained in the Company’s Management Information Circular and Proxy Statement expected to be dated March 21, 2024. As well, additional financial information is provided in the Company’s 2023 Annual Report, in the Company’s Consolidated Financial Statements (as prepared under IFRS) and Management’s Discussion and Analysis of Financial and Operating Results for the year ended December 31, 2023 (as prepared under IFRS), each of which is available electronically from SEDAR+ (www.sedarplus.ca) and from EDGAR (www.sec.gov). Additional information relating to Barrick is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

SCHEDULE “A” AUDIT & RISK COMMITTEE MANDATE

Purpose

1.

The purpose of the Audit & Risk Committee (the “Committee”) of the Board of Directors (the “Board”) is to assist the Board in its oversight of: (a) the financial reporting process and the quality, transparency and integrity of the Company’s financial statements and other related public disclosures; (b) the Company’s internal controls over financial reporting; (c) the Company’s compliance with legal and regulatory requirements relevant to the financial statements and financial reporting; (d) the external auditor’s qualifications and independence; (e) the performance of the internal audit function and the external auditor; (f) the Company’s management of enterprise risks as well as the implementation of policies and standards for monitoring and mitigating such risks; and (g) the Company’s financial structure and investment and financial risk management programs generally.

2.

The function of the Committee is oversight. The members of the Committee are not full-time employees of the Company. The Company’s management is responsible for the preparation of the Company’s financial statements in accordance with applicable accounting standards and applicable laws and regulations. The Company’s external auditor is responsible for the audit or review, as applicable, of the Company’s financial statements in accordance with applicable auditing standards and laws and regulations.

Committee Responsibilities

3.	The Committee’s responsibilities include:

External Auditor

(a)

retaining and terminating, and/or making recommendations to the Board and the shareholders with respect to the retention or termination of an external auditing firm to conduct review engagements on a quarterly basis and an annual audit of the Company’s financial statements;

(b)	communicating to the external auditor that it is ultimately accountable to the Board and the Committee as representatives of the shareholders;

(c)

obtaining and reviewing an annual report prepared by the external auditor describing: the firm’s internal quality control procedures; any material issues raised by the most recent internal quality control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues;

(d)

evaluating the independence of the external auditor and any potential conflicts of interest and (to assess the auditor’s independence) all relationships between the external auditor and the Company, including obtaining and reviewing an annual report prepared by the external auditor describing all relationships between the external auditor and the Company;

(e)	approving, or recommending to the Board for approval, all audit engagement fees and terms, as well as all non-audit engagements of the external auditor prior to the commencement of the engagement;

(f)	reviewing with the external auditor the plan and scope of the quarterly review and annual audit engagements;

(g)	setting hiring policies with respect to the employment of current or former employees of the external auditor;

Financial Reporting

(h)

reviewing, discussing and recommending to the Board for approval the annual audited financial statements and related management’s discussion and analysis of financial and operating results prior to filing with securities regulatory authorities and delivery to shareholders;

(i)

reviewing and discussing with the external auditor the results of its reviews and audit, any issues arising and management’s response, including any restrictions on the scope of the external auditor’s activities or requested information and any significant disagreements with management, and resolving any disputes;

(j)

reviewing, discussing and approving, or recommending to the Board for approval, the quarterly financial statements and quarterly management’s discussion and analysis of financial and operating results prior to filing with securities regulatory authorities and delivery to shareholders;

(k)

reviewing and discussing with management and the external auditor the Company’s critical accounting policies and practices, material alternative accounting treatments, significant accounting and reporting judgments, material written communications between the external auditor and management (including management representation letters and any schedule of unadjusted differences) and significant adjustments resulting from the audit or review;

(l)	reviewing and discussing with management the Company’s earnings press releases, as well as types of financial information and earnings guidance (if any) provided to analysts and ratings agencies;

(m)	reviewing and discussing such other relevant public disclosures containing financial information as the Committee may consider necessary or appropriate;

(n)

reviewing and discussing with management the disclosure controls relating to the Company’s public disclosure of financial information, including information extracted or derived from the financial statements, and periodically assessing the adequacy of such procedures;

Internal Controls Over Financial Reporting

(o)

reviewing and discussing with management, the external auditor and the head of internal audit the effectiveness of the Company’s internal controls over financial reporting, including reviewing and discussing any significant deficiencies in the design or operation of internal controls, and any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting;

(p)

discussing the Company’s process with respect to risk assessment (including fraud risk), risk management and the Company’s major financial risks and financial reporting exposures, all as they relate to internal controls over financial reporting, and the steps management has taken to monitor and control such risks;

(q)	reviewing and discussing with management the Company’s Code of Business Conduct and Ethics and anti-fraud program and the actions taken to monitor and enforce compliance;

(r)	establishing procedures for:

(i)	the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters; and

(ii)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting, internal controls or auditing matters;

Internal Audit

(s)

reviewing and discussing with management, the external auditor and the head of internal audit the responsibilities and effectiveness of the Company’s internal audit function, including reviewing the internal audit mandate, independence, organizational structure, internal audit plans and adequacy of resources, receiving periodic internal audit reports and meeting privately with the head of internal audit on a periodic basis;

(t)	approving in advance the retention and dismissal of the head of internal audit;

Enterprise Risks

(u)	reviewing:

(i)	the Company’s processes relating to enterprise risk management;

(ii)	the Company’s overall strategy relating to enterprise risks, including financial, regulatory, strategic and operational risks;

(iii)	the Company’s risk tolerance and its alignment with the Company’s strategic plans; and

(iv)	the design and implementation of policies and standards that provide for the monitoring of, and promote compliance with, legal and regulatory requirements;

(v)

at the request of the Board, reviewing and advising on the risk impact of any strategic decision or exposures to countries and key markets where the Company carries on business to ensure that they are in keeping with overall Company risk tolerances;

(w)	reviewing the Company’s material publicly filed disclosure relating to risk and risk management;

(x)	meeting as required with representatives of the Company’s various departments and/or external advisors to discuss the risks faced by the Company and the Company’s risk management activities;

Financial Matters

(y)	reviewing the policies underlying the financial plan of the Company to ensure its adequacy and soundness in providing for the Company’s operational and capital plans;

(z)	reviewing the Company’s debt and equity structure;

(aa)	reviewing proposed major financing activities;

(bb)	reviewing the method for financing proposed major acquisitions by the Company;

(cc)	reviewing the prepayment, redemption, acquisition or defeasance of any material issue of debt or equity;

(dd)	authorizing policies or procedures for entering into investments and reviewing investment strategies for the Company’s cash balances; and

(ee)	reviewing the Company’s financial risk management program, including any significant commodity, currency or interest rate hedging programs;

Other

(ff)	meeting separately, periodically, with each of management, the head of internal audit and the external auditor;

(gg)	reporting regularly to the Board and, where appropriate, making recommendations to management of the Company and/or to the Board;

(hh)

liaising with the Compensation Committee and the Environmental, Social, Governance & Nominating Committee of the Board, as appropriate, on matters relevant to the Company’s management of enterprise risks;

(ii)	reviewing and assessing its mandate and recommending any proposed changes to the Environmental, Social, Governance & Nominating Committee of the Board on an annual basis; and

(jj)	evaluating the functioning of the Committee on an annual basis, including with reference to the discharge of its mandate.

Responsibilities of the Committee Chair

4.  The fundamental responsibility of the Committee Chair is to be responsible for the management and effective performance of the Committee and provide leadership to the Committee in fulfilling its mandate and any other matters delegated to it by the Board. To that end, the Committee Chair’s responsibilities include:

(a)	working with the Chairman and the Secretary to establish the frequency of Committee meetings and the agendas for meetings;

(b)	providing leadership to the Committee and presiding over Committee meetings;

(c)	facilitating the flow of information to and from the Committee and fostering an environment in which Committee members may ask questions and express their viewpoints;

(d)	reporting to the Board with respect to the significant activities of the Committee and any recommendations of the Committee;

(e)

liaising with the Chairs of the Compensation Committee and the Environmental, Social, Governance & Nominating Committee of the Board, as appropriate, on matters relevant to the Company’s management of enterprise risks;

(f)	leading the Committee in annually reviewing and assessing the adequacy of its mandate and evaluating its effectiveness in fulfilling its mandate; and

(g)	taking such other steps as are reasonably required to ensure that the Committee carries out its mandate.

Powers

5.  The Committee shall have the authority, including approval of fees and other retention terms, to obtain advice and assistance from outside legal, accounting or other advisors in its sole discretion, at the expense of the Company, which shall provide adequate funding for such purposes. The Company shall also provide the Committee with adequate funding for the ordinary administrative expenses of the Committee. The Committee shall have unrestricted access to information, management, the external auditor and the head of internal audit, including private meetings, as it considers necessary or appropriate to discharge its duties and responsibilities. The Committee may, in its discretion, delegate all or a portion of its duties and responsibilities to a subcommittee of the Committee.

Composition

6.  The Committee shall be appointed by the Board annually and shall be comprised of a minimum of three directors. If an appointment of members of the Committee is not made as prescribed, the members shall continue as such until their successors are appointed.

7.  All of the members of the Committee shall be directors whom the Board has determined are independent, taking into account the applicable rules and regulations of securities regulatory authorities and/or stock exchanges.

8.  Each member of the Committee shall be “financially literate” and at least one member of the Committee shall have “accounting or related financial management expertise”.(1) At least one member of the Committee shall be an “audit committee financial expert”, as defined in the applicable rules and regulations of securities regulatory authorities and/or stock exchanges.

9.   If a Committee member simultaneously serves on the audit committee of more than two other public companies, the Board shall make a determination as to whether such service impairs the ability of such member to serve effectively on the Committee and disclose such determination in the Company’s annual proxy statement.

 Meetings

10. The Committee shall have a minimum of four meetings per year, to coincide with the Company’s financial reporting cycle. Additional meetings will be scheduled as considered necessary or appropriate, including to consider specific matters at the request of the external auditor or the head of internal audit.

11. The time and place of the meetings of the Committee, the calling of meetings and the procedure at such meetings shall be determined by the Chair of the Committee unless otherwise determined by the articles of the Company or by resolution of the Board, provided that all matters put forward for approval by the Committee shall be determined by majority vote.

(1)  For purposes of this mandate, “financially literate” means the ability to read and understand a balance sheet, an income statement, a cash flow statement and the related notes that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, and “accounting or related financial management expertise” means the ability to analyze and interpret a full set of financial statements, including the related notes that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements.